
02029982

business as usual?

PRINCIPAL FINANCIAL GROUP, INC.
2001 ANNUAL REPORT


Principal
Financial
Group


Principal
Financial
Group

contents

a new approach

To enhance readability, we are presenting this annual report in two parts: this section, "2001 Annual Report" provides a company overview and financial highlights. The second section, "2001 Financial Report" provides detailed financial information including management's discussion and analysis, report of independent auditors, consolidated financial statements and notes. It is printed on thinner paper, making it less bulky and reducing costs.

Business as usual?

It's easy to be successful when times are good. It's the challenging times that show what you're made of. Business as usual at The Principal® is about thriving, regardless.

Business as usual is about being an innovator. It's about setting high standards and then aspiring to exceed them. While the past provides a strong foundation, business as usual is about the future. It means helping customers achieve financial security and success. And it's about the passion and excitement of our employees in being part of that mission.

We are guided by the core values that have driven our success for more than 120 years, but business as usual is anything but status quo. Our advancement reflects adaptability, a continued sense of urgency, and an uncompromising focus on quality, integrity and financial strength.

Business as usual is about listening and learning, about anticipating and responding. It's about an unwavering commitment to excellence. That commitment is reflected in our actions — and our dedication to delivering on the promises to each of our stakeholders — our customers, our employees, our communities and our shareholders.

Business as usual for The Principal? Absolutely.

to our shareholders

For most people and businesses, 2001 was anything but business as usual. The year was marked by historic events — a challenging economy, the tragedy of September 11, the spirit of a country united, and the downfall of a corporate giant.

Likewise, for the Principal Financial Group, 2001 was a landmark year as we met the difficulties of a declining equity market, helped customers, employees and businesses recover from the devastation of the terrorist attacks, and experienced the euphoria of a successful IPO.

The events — extraordinary. Our actions — focused, determined, innovative and flexible. The result — The Principal had an outstanding year in 2001, delivering after-tax operating earnings of $710.9 million, a third consecutive record year. What made 2001 truly exceptional was that we achieved record results while completing our initial public offering — perhaps the most complex endeavor in our 122-year history. We were proud to be one of the largest IPOs of the year and the first major one following the tragic events of September 11, demonstrating our confidence in the markets, the economy and our company.

Over the past several years we've worked to ensure a smooth transition from a mutual organization to a publicly traded company, including a continued focus on:

- Meeting the retirement needs of growing businesses and their employees
- Enhancing and expanding our leading distribution network
- Leveraging our advanced technology and administrative platform
- Driving operational excellence throughout the organization
- Increasing awareness of our brand
- Creating a public company culture
- Divesting under-performing and non-strategic businesses

"Business as usual" is about earning a reputation for quality, a standing that placed us on *Fortune* magazine's 2002 list of America's Most Admired Companies. It means building value by delivering results, focusing on customer needs, and positioning the company for future success. These efforts paid off in a number of important ways — operating return on equity increased to 10.9 percent in 2001, a 22 percent improvement over two years ago.

We've also been able to successfully grow assets under management, despite two straight years of equity market declines, delivering a 10-year compounded annual growth rate of 13.6 percent.

Delivering Results

Our healthy performance in 2001 demonstrates the fundamental strength of our strategy: offering a diverse portfolio of products and services with a particular focus on retirement services and the needs of growing businesses. In U.S. Asset Management and Accumulation, our largest business segment, earnings were solid, particularly given considerable declines in the equity markets in 2001. In our International Asset Management and Accumulation segment, Principal International continued to show good progress, with operating earnings improving $21 million over 2000. While operating earnings declined for BT Financial Group, our Australian asset management and accumulation company, we expect that the changes we implemented in 2001 to address investment performance and cost issues will begin to improve BT's performance in the latter part of 2002. In our Life and Health Insurance segment, operating earnings improved 24 percent, and we made meaningful progress at year-end in our group medical business, with higher new sales, reduced member lapses and improved loss ratios. Finally, our Mortgage Banking segment had a banner year, with record production, record operating earnings and a $25 billion increase in our servicing portfolio.

While we were very pleased with operating results, it's important to acknowledge difficulties during the year with some of our investments. Like many large financial services companies, we recognized losses on investments in companies previously viewed in the marketplace as very sound, such as Enron. 2001 net income was $358.8 million compared to $620.2 million in 2000, primarily reflecting losses on fixed-maturity securities due to a softening economy. A couple of important details to understand here: our after-tax losses on fixed maturity securities were relatively small, making up less than one percent of our bond portfolio; and we continuously evaluate our investment processes to make sure the way we manage our investment portfolio appropriately addresses and spreads risks. We are confident that the difficulties in 2001 are not systemic.

Meeting Customer Needs

Creating a loyal, well-served customer base is the key to our success, and to do this we must deliver a wide variety of product and service solutions and exceptional convenience. In 2001 we introduced our Product Portfolio Management Process, an extension of our ongoing efforts to identify customer needs and bring new product solutions to market faster. We also added a number of new products and investment options to increase customer choice and to reinforce the importance of asset allocation and diversification for our retirement customers.

From personalized financial guidance to telephone and internet service, we are committed to serving customers the way they want to be served. Perhaps the best demonstration of our commitment is the external recognition we received. In addition to recognition from Boston Research Group and DALBAR, The Principal was recently lauded by *PLANSPONSOR* magazine as one of three "standout providers" in their 2001 Defined Contribution Survey. We received "top rated" awards in plan member communication materials, clarity of member statements, loan/withdrawal turnaround, and overall plan sponsor service, and an overwhelming 97 percent of clients surveyed said they would recommend The Principal to a colleague.

Building the Future

Business as usual means continuing to work hard to maintain, enhance and develop a leadership position for The Principal in each of the businesses in which we compete.

With more than 60 years experience, we've built strong leadership serving small and medium-sized businesses. Our success in 2001 further demonstrates the outstanding growth potential and the strong earnings diversification this market offers. Small and medium-sized businesses and their owners and employees represented 62 percent of first year recurring individual life insurance sales. New full service retirement sales increased 63 percent over 2000, the result of refinements in 2001 to our distribution model and strong market demand for our full service product. In our U.S. asset accumulation businesses, net cash flows improved $3.1 billion over 2000. We also continued to make great strides in retention for at risk retirement plan assets, which climbed to over 49 percent, among the best in the industry, and a 23 percent improvement over 2000. This takes on greater importance as baby boomers move toward retirement.

In the entire 401(k) market, we serve more plans than any other bank, mutual fund or insurance company — and we have room to grow because there is significant under-penetration in the five to 500 employee segment,



where we dominate. Our retirement services franchise is further bolstered by our number one rankings in defined benefit plans and single premium group annuity sales.

In addition to enhancing our leadership position in 2001, we were also very successful in building momentum for 2002 and beyond. We saw great success in opening new distribution channels such as banks, broker-dealers, CPAs, and third-party administrators, laying the groundwork for future sales growth.

Looking Ahead

Looking to the future, I see tremendous opportunities to:

- Accelerate growth in our U.S. defined contribution businesses
- Drive growth and profitability in our international businesses
- Enhance our operational efficiency
- Deliver value to our shareholders

I also see challenges. We'll face those challenges with the same core values that have served us so well for 122 years. With a sense of urgency that every well-run company must embrace. With a dedication to providing customers innovative, high quality products, services and solutions. With a commitment to those who have invested in us. And with a responsibility to our employees and to our communities.

Business as Usual

In closing, I'd like to extend a special note of gratitude to David J. Drury, who retired as chairman at year-end, after 35 years with The Principal. His leadership, vision, dedication and hard work helped position this organization to capitalize on the opportunities and face the challenges that are ahead. He will remain on the Board of Directors, and I am very pleased that we will continue to have Mr. Drury as a resource. On behalf of The Principal, I would like to thank him for the example he has set for each of us as a leader, a teacher and a friend, and for the legacy of success he has left that we will all strive to carry on.

I'd also like to thank our employees for their tremendous efforts over the past year, for their contributions to our results, and for making our demutualization and IPO a reality. And on behalf of the Board of Directors, I'd like to thank you, our shareholders, for your support as well.

J. Barry Griswell
Chairman, President and Chief Executive Officer



Because customers deserve
real solutions.

Business as usual ... knowing what customers want, how they want it and delivering on our promises. We are driven to know more, care more and do more to help growing businesses, individuals and institutional clients achieve financial security and success. In 2001, we commissioned a series of surveys regarding the financial well-being and current employee benefits of employees of small and mid-sized U.S. businesses. The Principal Financial Well-Being Index℠ helps us understand needs, respond to trends and exceed customer expectations by delivering choice and convenience.

Choice — In 2001, we introduced a number of exciting new products and investment options for our retirement and investment services customers:

- Principal Variable Universal Life Accumulator supports advanced life insurance planning for owners of growing businesses looking for strategies to retain key employees, among other goals.
- Principal Investors Capital Preservation Fund, one of only a few stable value investments available in the mutual fund form, provides an important option for 401(k) plan participants with a conservative investment profile.
- Principal LifeTime® Portfolios provide customers a professionally managed investment portfolio tailored to a specific target retirement date.
- Russell LifePoints® Portfolios offer strategies based on a retirement plan participant's risk profile to help achieve more consistent returns over time.
- Principal Blueprint℠, a truly revolutionary solution, helps retirement plan sponsors develop a winning investment program.

Convenience — It's imperative that we serve our customers the way they want to be served. This starts with personalized financial guidance, and we've built an unrivaled network of financial representatives and advisors, consultants, service reps, sales professionals and marketers, dedicated to delivering product and service solutions. Many customers also rely on Principal Connection, 1-800-986-EDGE (3343), where licensed counselors are available to answer questions and provide easy access to financial products and services. A growing number of customers prefer to use our enhanced online service capabilities and by year end, an average of 3.5 to four million customers and potential customers were accessing www.principal.com each month to see a consolidated view of their accounts, analyze financial possibilities, and secure detailed information about our products and services.

Our customers also utilized our online functionality to transact business, such as plan sponsors submitting retirement data electronically, and online transactions grew 66 percent to a record 141 million. Our commitment to technology and innovation was acknowledged again in 2001. We were number 71 in *InformationWeek's* ranking of the 500 most innovative IT organizations, receiving gold citations for customer knowledge, E-business strategy and technology strategy.

Our customers also rely on us because of our financial strength and stability. Principal Life Insurance Company consistently receives superior financial strength ratings from the four major rating agencies. We are stronger today than at any time in our history, and total stockholders' equity for the Principal Financial Group, which is the source of customer safety, grew 9 percent to $6.8 billion in 2001.







empowerment

Because great employees
make it all possible.

Business as usual ... making The Principal a great place to work. It takes great employees to achieve a high level of customer satisfaction and loyalty, and in turn, strong financial performance. One factor that makes The Principal an employer of choice for the best and brightest is our commitment to work/life balance, and we were recognized in 2001 for our flexible work-arrangements by *Working Mother* magazine and by Latina Style 50, a national listing of the top 50 companies providing the best professional opportunities for Latinas. We were also recognized for our initiatives for women's advancement as one of four finalists for the Catalyst Award and by the National Association for Female Executives—the largest women's professional and business association in the country—in their 2002 ranking of the 25 best companies for executive women.

We also demonstrate our dedication to employee success through ongoing and significant investments in employee education and training. The Principal has been cited for our world-class education reimbursement program, and we offer ongoing classroom training, as well as more than 50 intranet-based education courses. We're very committed to personalized professional development for our people, and our new performance management system helps employees understand their role in contributing to the success of the company. The system helps employees set goals, create and execute a development program, and monitor progress. We pay particular attention to helping employees enhance their skills through ongoing coaching and feedback, and to rewarding and recognizing employee progress.

By offering a wide range of employee stock ownership programs, we've encouraged employee ownership, further engaging employees in the success of the organization and aligning employee interests with those of shareholders.

Now that our common stock is traded on the New York Stock Exchange, we place even greater emphasis on helping employees enhance their business literacy and their understanding of the public company environment. We've implemented a number of programs including a discount stock purchase program and a company stock investment option through the 401(k) plan, in addition to a one-time, broad-based grant of stock options to employees and career agents of the Principal Financial Group. In less than three months, 42 percent of our eligible employees had signed up for the employee stock purchase program, demonstrating the level of enthusiasm we are seeing from employees about the opportunity to own part of their company.


caring

Becau ... e pride in
our commun...es

Business as usual ... taking care of the people and communities where our customers and employees live and work. The Principal is deeply committed to meeting its social responsibilities, and in particular supporting the communities in which we have a major employee presence, with our first recorded contribution dating back to 1945. In 1987, we established the Principal Financial Group Foundation, Inc. to continue our corporate contributions program. The foundation's primary objective is to give to those in need by supporting health and human services, educational programs, neighborhood and housing programs, and arts and culture.

This included $2 million to September 11 related charities, which made us one of the top corporate contributors to the cause. Beyond financial support, we're also committed to giving another precious resource, our time. During the year, more than 1,500 of our employees, individuals actively seeking to improve the quality of life in their communities, participated in the Principal Volunteer Network. This network, established in 1972, supports dozens of community efforts from food and blood drives, to homeless shelters, mentoring and animal rescue. We are also very proud of our Treasures to Go partnership with the Smithsonian American Art Museum, helping bring America's finest art treasures to the general public during the museum's three-year renovation.

The Principal and our management team also have leadership roles in support of such worthwhile causes as the American Red Cross, the Executive Leadership Foundation, Junior Achievement, Juvenile Diabetes Research Foundation and the United Way.

As an extension of our efforts to help those directly impacted by September 11, we are one of three corporate founders of the World Trade Center Small Business Recovery Fund. This initiative was established to provide immediate and long-term assistance to the estimated 15,000 small and medium-sized businesses in lower Manhattan that have been directly affected by the September 11 terrorist attacks, as well as provide support to the nearly 30,000 additional businesses that didn't suffer physical damage but have suffered from a dramatic loss in business. The fund will provide low interest loans to the impacted small businesses in New York City for the next 3 years. The Principal is also involved in volunteer activities including serving on the board that oversees the fund and providing staff and expertise to help the affected businesses get back on their feet.


growth

Because we're dedicated to delivering shareholder value.

Business as usual ... finding the right balance to deliver shareholder value.

Considering that our shares began trading on October 23, 2001, Principal Financial Group, Inc. is a relative newcomer to the public company ranks. On the other hand, with $120.2 billion in assets under management at year end, we have a great deal of experience managing money and a firm grasp on the concept of shareholder value. We view shareholder value as a balancing act. It's about finding the right balance between current and future performance. And it's about taking the right steps to deliver both.

In 2001, our efforts to build shareholder value entailed both rebuilding and building from scratch. To get the most out of our already strong distribution network, we refined our model, segregating sales and service roles, realigning compensation to encourage new sales, and dedicating sales representatives to specific areas such as retirement services. We saw great success, with new full-service retirement sales increasing 63 percent in 2001 compared to 2000. We also focused on opening brand new distribution channels, and specifically on creating preferred and exclusive alliances. We identified other leading financial services companies, as well as organizations that share our focus on the needs of small and medium-sized businesses. At year-end, we had established alliances with such leaders as Ameritrade, Aon, AXA, A.G. Edwards, BenefitPoint, Intuit, Piper Jaffray, Frank Russell, UMB, and Wells Fargo, laying the groundwork for future sales growth.

In 2001 we delivered record operating earnings and strong cash flow. But more than that, we continued building our foundation for future success by making crucial investments and by executing on our strategy.

Our 2001 acquisition of Executive Benefits Services (EBS) is another good example of positioning the organization for continued growth. As a best in class service provider that also emphasizes the use of web-based interaction and tools, EBS was a particularly attractive acquisition. In the first year, EBS was tremendously successful in selling life insurance into the small and medium-sized business marketplace to fund nonqualified retirement benefit plans as an additional offering to our 401(k) customers.

Over the years we've made significant investments in technology, including nearly $1 billion over the past three years, and the payoffs have been significant and far-reaching. We continue to invest in our advanced administrative platform for 401(k) plans, which allows us to profitably administer plans of any size. This has proven to be a barrier to entry for the competition in the small and medium-sized business market, where we are the dominant player. We also enhanced a number of our online capabilities in 2001, including our capabilities for group insurance customers. Employers can now electronically make eligibility changes, access billing and payment information, pay premiums, and access contract information. Plan members now have online access to status of medical, dental and vision claims or flexible spending account coverage, as well as the ability to view Explanation of Benefit (EOB) statements online and receive EOBs electronically. We view this as not only an investment in cost-efficiency, but also an investment in customer satisfaction.

at a glance

The Principal Financial Group

OPERATING SEGMENT

PRODUCT AND SERVICE SOLUTIONS

U.S. Asset Management and Accumulation

Our U.S. Asset Management and Accumulation segment consists of asset accumulation operations which provide retirement savings and related investment products and services to businesses, their employees and other individuals and Principal Capital℠, our U.S.-based asset manager.

- Pension
  - Full-service accumulation
  - Full-service payout
  - Investment-only
  - Administration-only
- Mutual funds
- Individual annuities
- Banking
- Institutional and retail money management
  - U.S. equities
  - International equities
  - Fixed income
  - Commercial real estate

International Asset Management and Accumulation

Our International Asset Management and Accumulation segment consists of BT Financial Group and Principal International. BT Financial Group is the tenth largest asset manager in Australia. Principal International has subsidiaries in Argentina, Chile, Hong Kong and Mexico and joint ventures in Brazil, India and Japan.

- Institutional and retail money management
- Processing and transaction services for financial planners, financial intermediaries and companies
- Margin lending
- Mutual funds
- Corporate superannuation products
- Retirement services
- Annuities and life insurance

Life and Health Insurance

Our Life and Health Insurance segment offers individual life and disability insurance as well as group life and health insurance throughout the United States. Our individual insurance products include interest-sensitive life, traditional life and disability insurance. Our group insurance products include life, disability, medical, dental and vision insurance, and administrative services.

- Interest-sensitive life
- Traditional life
- Disability
- Group life
- Group disability
- Group medical
- Group dental and vision
- Fee-for-service

Mortgage Banking

Our Mortgage Banking segment engages in originating, purchasing, selling and servicing residential mortgage loans in the United States. We service a majority of the loans that we originate. Residential mortgages represent a component of our overall portfolio of market-driven financial products and services.

- Originate, purchase, sell and service prime credit quality, first-lien residential mortgage loans

DISTRIBUTION	CUSTOMERS	HIGHLIGHTS
□ Retirement services sales representatives □ Institutional marketers □ Affiliated financial representatives □ Affiliated and unaffiliated registered representatives □ Independent brokers □ Principal Connection □ Consultants □ Internet	*Asset Accumulation* □ Businesses, their employees and other individuals □ Not-for-profit organizations □ Large financial institutions and employers *Principal Capital* □ Large U.S. corporate, private and Taft-Hartley pension funds □ U.S. endowments and foundations □ Non-U.S. institutions □ Real estate development □ Securitization markets	□ 401(k) leader (April/May 2001 *CFO* magazine survey results) □ One of three "standout providers" in *PLANSPONSOR* magazine's defined contribution customer satisfaction survey □ $82+ billion in assets under management □ Top quartile U.S. mutual fund manager based on retail mutual fund assets under management □ Invista International Small Cap fund named "best in class" by *Mutual Funds* Magazine (March 2001) □ *InformationWeek* top 100 IT innovator (Sept. 2001)
□ Consultants □ Financial intermediaries (financial advisors, accountants and solicitors) □ Institutional marketers □ Direct distribution to customers □ Retirement services sales representatives □ Financial institutions □ Unaffiliated brokers	□ Corporate superannuation funds □ Businesses, their employees and other individuals □ Australian and non-Australian institutions □ Financial intermediaries	□ BT Funds Management winner of Customer Service Institute of Australia's 2001 Service Excellence Award, Medium Business category □ 2nd largest annuity writer in Chile □ 6th largest AFORE in Mexico □ $25+ billion in assets under management □ A leading seller in Hong Kong's new Mandatory Provident Fund market □ Operations in 12 countries worldwide
□ Affiliated financial representatives □ Independent brokers □ Affiliated and unaffiliated registered representatives □ Disability sales representatives □ Group sales representatives □ Rogers Benefit Group sales representatives □ Non-medical sales representatives	□ Businesses, their employees and other individuals	□ 9th largest life insurer (2000)* □ $154+ billion of individual and group life insurance in force □ 11th largest writer of group insurance in the U.S. (2000)* □ Largest group indemnity dental insurer (2000)* □ 758,000 individual policyholders □ 79,000 employers with 4.7 million covered members *2001 results not yet available, ranking based on 2000 data
□ Correspondent lending institutions □ Mortgage loan officers □ Regional offices working directly with approved mortgage loan brokers □ Mortgage Direct	□ Individuals	□ Record loan production and operating earnings in 2001 □ *InformationWeek* Top 25 Innovator in Collaboration (Dec. 2001) □ 740,000+ mortgage loans with a total principal balance of $80.5 billion □ 13th largest mortgage servicer □ 12th largest mortgage originator □ 6th largest correspondent lender

Forward-looking statements
Certain statements made by the company in this annual report which are not historical facts may be considered forward-looking statements, including, without limitation, statements as to sales targets, sales and earnings trends, and management's beliefs, expectations, goals and opinions. These statements are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Future events and their effects on the company may not be those anticipated, and actual results may differ materially from the results anticipated in these forward-looking statements. The risks, uncertainties and factors that could cause or contribute to such material differences are discussed in the company's annual report on Form 10-K for the year ended December 31, 2001 filed by the company with the Securities and Exchange Commission. These risks and uncertainties include, without limitation: competitive factors; volatility of financial markets; decrease in ratings; interest rate changes; inability to attract and retain sales representatives; international business risks; foreign currency exchange rate fluctuations; and investment portfolio risks.

financial highlights

The Principal Financial Group is a leading provider of a wide range of financial products and services for businesses and individuals globally. Our largest member company, Principal Life Insurance Company, is the ninth largest U.S. life insurance company as measured by year-end 2000 statutory assets. Worldwide, the Principal Financial Group serves approximately 13 million customers from more than 250 locations, including offices in Asia, Australia, Europe, Latin America and the United States.

	2001	2000	1999	1998	1997
			(In Millions)		
Net income	$ 359	$ 620	$ 742	$ 693	$ 454
Operating earnings	$ 711	$ 628	$ 475	$ 267	$ 342
Total revenue[1]	$ 8,818	$ 8,885	$ 8,701	$ 8,197	$ 8,662
Revenue and deposits[1]	$ 19,800	$ 18,000	$ 18,100	$ 16,800	$ 14,800
Total assets[1]	$ 88,351	$ 84,405	$ 83,953	$ 74,047	$ 67,135
Total assets under management[1]	$120,200	$117,500	$116,600	$ 80,400	$ 72,100
Stockholders' Equity[2]	$ 6,673	$ 6,313	$ 5,692	$ 4,950	$ 4,257
Operating return on average equity[2]	10.9%	10.5%	8.9%	5.8%	8.5%

[1] Certain reclassifications have been made to 1997, 1998, 1999 and 2000 to conform to 2001 presentation.
[2] Stockholders' Equity excluding accumulated other comprehensive income (loss).

Customers[3]

	2001	2000	1999	1998	1997
Total customers served[4]	13.0 million	13.0 million	11.2 million	10.1 million	10.4 million
Individual policyholders	758,000	700,000	717,000	727,000	734,000
Group employer customers	79,000	84,000	92,000	84,000	87,000
Pension employer customers	40,000	45,000	44,000	43,000	38,000
Mutual fund shareholder accounts	637,000	566,000	521,000	451,000	400,000
Residential mortgage loans serviced	741,000	582,000	555,000	484,000	370,000

[3] All customer numbers are rounded to the nearest 1,000.
[4] Includes employees and their dependents under employee benefit arrangements of 7.2 million in 2001, 8.2 million in 2000, 8.4 million in 1999, 7.6 million in 1998, and 8.1 million in 1997.



12%
10%
8%
6%
4%
2%
0
8.5
5.8
8.9
10.5
10.9
'97
'98
'99
'00
'01

Operating Return on Average Equity[5]

[5]Stockholders' Equity excluding accumulated other comprehensive income (loss)



342.1
267.5
475.2
628.1
710.9
'97
'98
'99
'00
'01

Operating Earnings
(millions)



72.1
80.4
116.6
117.5
120.2
'97
'98
'99
'00
'01

Assets Under Management
(billions)



14.8
16.8
18.1
18.0
19.8
'97
'98
'99
'00
'01

Revenue and Deposits
(billions)

summary of business operations

The Principal Financial Group is a leading provider of retirement savings, investment and insurance products and services, with $120.2 billion in assets under management and more than 13 million customers worldwide. Our U.S. and international operations concentrate primarily on asset management and accumulation. In addition, in the U.S. we offer a broad range of individual life and disability insurance, group life and health insurance, and residential mortgage loan origination and servicing. With more than 120 years of experience, we not only provide products and services, but also the expertise needed to deliver real solutions tailored to customers' changing needs. We remain focused on offering extensive choice and exceptional convenience. And we have been recognized for our responsive service, delivered through leading edge technology and enhanced by our dedication to personal customer attention.

We organize our businesses into four reportable operating segments: U.S. Asset Management and Accumulation; International Asset Management and Accumulation; Life and Health Insurance; and Mortgage Banking.

U.S. Asset Management and Accumulation

Pension With more than 60 years of experience in serving the retirement needs of America's businesses and people, the Principal Financial Group has grown to become a leading retirement solutions provider and a well-respected retirement brand.

In addition to being the market leader overall for 401(k) plans, we are also the leader in serving the most under-penetrated segment of the market — businesses with fewer than 500 employees. We are ranked first based on number of plans and number of participants, and third based on assets under management. According to a recent study by the Spectrem Group, a nationally recognized consulting firm, only 17 percent of businesses with less than 100 employees and only 38 percent of businesses with 100 to 500 employees offer 401(k) plans. As record numbers of Americans are preparing to retire, we are uniquely positioned to capitalize on this tremendous opportunity. As of December 31, 2001 we serve 40,000 employers and more than 2.5 million plan participants. By year-end, Pension had accumulated $64.7 billion in assets under management, compared to $61.7 billion as of December 31, 2000, an increase in spite of declining equity markets. And with approximately $750 million in sales, we were also number one in single premium group annuities.

We continued to expand and refine our products and services, and made additional progress in process automation to better serve the evolving needs of customers. Our introduction of Principal Blueprint℠ was truly revolutionary in helping plan sponsors develop a winning investment program, encompassing plan design, promotion and education, and ongoing monitoring to ensure program success. Principal Blueprint incorporates key elements such as diversification, investment choice and most importantly, our disciplined framework for identifying, hiring and retaining premier investment managers.

Responding to the needs of professionals and small businesses, we extended our online retirement plan technology to Simple IRAs. Employers can now submit contributions, add plan members and review or change plan member information electronically, eliminating the need for paper, checks and mail time. We launched a new program for third-party administrators (TPAs), Principal Professional Link, to position TPAs as trusted consultants through an unbundled retirement plan approach and support from The Principal in the areas of record-keeping, investment and participant solutions. We also expanded Principal Advantage, our mutual fund-based retirement solution for distribution through investment advisers and broker-dealers. We increased the number of investment options available through Principal Advantage to 44 investment options, an increase of more than 25%.

Principal Advantage will be key in enabling us to build new relationships with financial advisors who prefer to recommend registered products to their clients.

Our 1999 acquisition of Professional Pensions, Inc., a specialist in providing retirement plan services for not-for-profit organizations, continues to show strong growth. Assets under management in this strategic niche, which increased 46 percent in 2000, grew another 40 percent in 2001 to $1.4 billion. Trustar Retirement Services, our wholly owned subsidiary, continued to successfully build its niche, providing third-party administrative services for 401(k) and IRA plans offered through many of America's mutual funds, banks, insurance companies and stock brokerage firms.

Sales of Impact401k.com℠, our fully automated, "self-serve" 401(k) solution launched in April 2000, have been ahead of goal. But more importantly, it has contributed to our reputation as a technology leader and driven sales of our traditional retirement products. Impact401k enables employers to purchase, enroll and administer 401(k) plans directly through the Internet, as well as to transfer existing plans to an online solution. The system provides more than 40 investment options, a comprehensive employer services package including regulatory updates, and a full-range of employee services including personalized rates of return, all at a very competitive price.

Our state-of-the-art Express Processing® system provides plan sponsors and participants with timely, accurate information, as well as exceptional service and convenience. The number of payroll data and contribution transactions processed electronically increased 66 percent in 2001 to approximately 141 million. Plan sponsors and participants can access their portfolios via our Retirement Service Center website, where they can browse through their investments, see personalized rates of return, reallocate assets, adjust risk tolerances and more. During 2001, more than eight million visits were made to the Center, resulting in more than 5.5 million electronic transactions.

In 2001, our retirement plan statements received the DALBAR Communications Seal of Excellence for the second year in a row. Beyond reporting account values and changes, our statements help educate participants, so they can understand their investments and make better decisions. We also received the DALBAR award for our Investment Performance Results brochure.

Principal Capital (Principal Capital Management, LLC) combines our extensive investment operations and delivers our asset management expertise to the broader global institutional marketplace. As of December 31, 2001, Principal Capital and BT Funds Management combined managed more than $100 billion in assets worldwide for the Principal Financial Group and other institutional clients, including retirement plans, endowments, foundations and insurance companies. During the year, Principal Capital was awarded 17 new institutional investment mandates, or approximately $1.2 billion from clients outside the Principal Financial Group, primarily major public employee and union pension funds. As of year-end, Principal Capital managed pension funds for 5 of the 25 largest U.S. pension funds, continuing to develop recognition in the market-place as a viable asset manager.

Principal Capital made significant advances during the year to meet demand in the institutional marketplace for newly introduced investment styles, expanding product diversity in equities, fixed income and real estate. This includes the introduction of new styles and new products such as "LifeTime" asset allocation products, High Yield Commercial Mortgage Backed Securities, global fixed income and enhanced index U.S. equity. Principal Capital completed the acquisition of Spectrum Asset Management, the nation's leading manager of preferred securities portfolios, complementing the broad range of asset classes and recognizing the growing popularity of the preferred securities asset class.

Through its affiliates, Principal Capital manages a wide range of asset classes and investment styles. Invista Capital Management manages U.S., international and emerging markets equity portfolios representing $23.6 billion in assets. In March 2001, Invista's Principal International SmallCap Fund was ranked as one of the 20 best performing funds in the international small cap category, receiving a "Best in Class" award from *Mutual Funds Magazine*. The recognition was based on three-year, risk-adjusted returns. Invista saw signs of improvement in 2001 compared to 3-year investment performance. While we were challenged by the market and our own relative performance, we made important progress, increasing the depth and breadth of our investment expertise and implementing a number of key processes and systems to control risks. We are confident going forward that we will continue to improve our relative investment performance and deliver more consistent above-median returns. Principal Capital Income Investors manages $40.3 billion in fixed income assets, providing clients with access to investment-grade corporate securities, high yield and municipal bonds, and a broad range of private and syndicated debt instruments. Principal Capital Real Estate Investors manages $19.2 billion in commercial real estate assets and is the fifth largest institutional real estate asset manager in the U.S. according to *Pensions & Investments* magazine's 2001 survey of real estate managers. Principal Capital Real Estate Investors offers a full spectrum of public and private market, real estate equity and debt investment alternatives.

Underscoring the growing global synergy of our businesses, Principal Capital has joint marketing offices in London, Hong Kong and Singapore with BT Funds Management, our Australian asset manager. In addition, Principal Capital manages nearly $500 million in fixed income assets for BT in Australia and New Zealand. Principal Capital and its diverse team of investment professionals also work closely with Principal International companies to provide asset management expertise in the various countries where we are located. Through these efforts, we are effectively building our brand as a global investment organization.

Principal Mutual Funds Mutual funds organized by the Principal Financial Group include 26 funds sold in the retail market as Principal Mutual Funds, and Principal Variable Contracts Fund with 26 portfolios available as investment choices for variable annuity and variable life contracts issued by Principal Life. In addition, in 2000 we developed Principal Investors Fund to address the retirement plan market, with 44 portfolios available as investment choices through Principal Advantage. These investment portfolios are managed by investment advisors affiliated with the Principal Financial Group as well as by independent firms. With total mutual fund assets managed at the close of the year of $6.5 billion, we ranked among the 100 largest U.S. mutual fund managers, serving approximately 637,000 shareholder accounts. During 2001 we continued to develop new products and strategies to enable us to offer a broader range of investment choices for customers.

Individual annuity sales were up 16% from 2000, totaling $702 million. Annuities offer a tax-deferred means of accumulating savings for retirement, as well as a tax-efficient source of income during the payout period. We offer both variable and fixed annuities to individuals, and our strong position in fixed annuities was key to our sales success in 2001 as we continued working to provide a full range of investment options tailored to our customers' retirement and income needs.

Principal Bank, our online bank, produced substantial growth during its fourth full year of operation, led by increased sales of certificates of deposit, credit cards and home equity lines of credit. Assets advanced to $1.1 billion. Our e-banking strategy enables us to control costs and offer competitively priced, easy-to-access products and services to customers who can transact their banking business 24 hours a day, 365 days a year. At the close of the year, more than 61,000 customers were doing business with the bank via telephone, the Internet, ATMs or by mail.

International Asset Management and Accumulation

As governments and businesses around the world continue to reexamine their roles in pensions and retirement, we have an excellent opportunity to leverage our U.S. pension experience, infrastructure, investment expertise and technology to capitalize on the international trend toward privatization of retirement savings.

The activities of Principal International reflect our efforts to capitalize on this trend. Principal International, which comprises our international operations excluding Australia, offers retirement products and services, annuities, mutual funds and life insurance to businesses and individual customers. We operate through subsidiaries in Argentina, Chile, Hong Kong and Mexico, as well as joint ventures in Brazil, India and Japan. During 2001, operating revenues from Principal International grew 49 percent to $513 million. As a group, our international asset accumulation operations achieved their first full year of profitability in 2001, and we expect them to produce continued growth and profitability in 2002.

Principal AFORE, our Mexican pension company, more than doubled its customer base to 1.4 million participants, while our Mexican life and annuity company quintupled revenues during the year.

In Chile, Principal Vida Chile has grown to become that country's second-largest annuity company and sixth-largest life insurance company, based on premiums. We also acquired a leading mutual funds company late in 2001 to provide a platform for the newly approved Voluntary Retirement Savings Plan in Chile.

During 2000, we entered into a joint venture with the Industrial Development Bank of India to create IDBI-Principal Asset Management Company. This company is already producing solid results, including a 20 percent increase in assets under management, the launch of a highly successful set of life-cycle funds, and the creation of a large strategic distribution alliance with the Indian Postal Service. At year-end 2001, assets under management had reached $373 million, and the company serves 147,000 customers.

BrasilPrev Previdência Privada, our Brazilian joint venture pension company with Banco do Brasil also delivered strong performance for the year. Local currency assets under management increased 39 percent, and the company successfully launched new defined contribution products aimed at the fast-growing retirement benefits segment for small and medium-sized businesses.

In 2000, we announced a joint venture in Japan with ING Group, the world's second largest insurance company, to position ourselves to serve Japan's emerging defined contribution pension market. In June 2001, legislation passed opening that market and in November, we secured official authorization to participate as a plan administrator when the market officially opens in 2002.

Principal Insurance Company, Hong Kong has achieved a solid position as one of the leaders in Hong Kong's Mandatory Provident Fund for retirement savings during its second year of operations and first full year of accumulating assets. At the close of the year, it had nearly $500 million in assets under management, ranking seventh among the top-selling pension companies in the market. We will continue to look at this market for opportunities to increase penetration.

In 2000, we began a pension reform study project with the China Institute for Policy Studies on behalf of the State Council of the People's Republic of China and in November

2001, we submitted our report. This could lead to the creation of private individual retirement accounts in that country, where a dramatically aging population is poised to become one of the world's largest pension markets. We also obtained a second representative office license under the China Securities Regulatory Commission.

We exited our Spanish life insurance operations in January 2001, and in view of continued adverse economic factors, we decided to sell our Indonesia operations, completing that transaction in October 2001.

Our acquisition of BT Financial Group in 1999 was a central element in the expansion of our international asset management and accumulation businesses. As of December 31, 2001, BT was the 10th largest asset manager in Australia, with $21.6 billion in assets under management. BT Financial Group offers an extensive range of retirement and investor services, including retail mutual funds, pensions, annuities and corporate superannuation plans, to approximately 465,000 retail customers. BT is well positioned to be a leader in serving Australia's growing defined contribution superannuation market, the equivalent of our 401(k) business in the United States. The firm delivered very strong growth in sales of portfolio "wrap" and administration services to financial advisors. Continued development of these services is one of the company's key initiatives for 2002. Also during 2002, BT will continue working to grow both its institutional and retail asset management businesses through improved performance and the development of additional products tailored to the marketplace.

BT is also one of the largest margin lenders in the Australian market. During 2001, however, mutual fund sales were disappointing, with BT experiencing net outflows from poor absolute and relative investment performance for the year. Changes in investment management personnel and investment process are expected to yield improvements in the second half of 2002.

Life and Health Insurance

Individual Life and Disability Products

We began as an individual life insurer in 1879, and our U.S. operations now serve approximately 758,000 individual policyholders with more than $84.5 billion of life insurance in force. During 2001, we produced solid individual life sales with total life insurance premiums collected, first year and renewal, in excess of $1.1 billion. We continued to achieve high persistency for our in-force business. These rates, which measure how many customers keep their policies from year to year, were 94.6 percent for individual life products and 92.6 percent for individual disability, continuing our historically strong performance. This high persistency not only reflects our agents' and brokers' success in understanding the needs of customers, but also our ability to develop personalized products and services to satisfy them.

During 2001, approximately 62 percent of our first-year recurring individual life business came from the small- to medium-size business market, reflecting our company-wide success with this key demographic. Specifically, we targeted our products, services and marketing expertise on serving business owners, senior executives, key employees and individuals by delivering high value solutions for estate planning, business continuation, executive benefits and financial planning.

In 2001, we continued to recognize the importance of the brokerage community. We established six Principal Resource Centers, focused on recruiting, marketing and acquisition of new premium, and we expect to add two new centers in 2002. We also acquired Executive Benefit Services (EBS) in January 2001, which proved to be very successful. EBS served as the channel for 12 percent of our new non-qualified plan business. These accomplishments, as well as our 2000 introduction of Preferred Product Network, have helped to greatly enhance our ability to serve brokers.

Group Life and Health Products

To help our business customers provide their employees with an attractive, well-rounded package of benefits, we began offering group insurance in 1941. Since then, we have become the 11th largest writer of group insurance in the U.S. based on combined group life and health premium for 2000. Approximately 79,000 employers and 4.7 million covered members are served by one or more of our group products, which include medical, life, disability, dental and vision insurance and fee-for-service business. And large employers continue to rely on us for assistance in administering their self-funded medical plans and flexible spending accounts.

During 2001, we continued to refocus our group medical operations on markets best-suited to our overall business strategy and target customer groups. We enhanced medical product management, increasing our focus on new product development to meet changing customer needs. Changes in our group medical business helped us make meaningful progress, and at year-end we experienced higher new sales, reduced member lapses and improved loss ratios. In addition, in the fourth quarter we entered into an agreement to reinsure our group medical business, effective January 2002, promoting greater earnings stability for these operations.

Mortgage Banking

We have been in the mortgage industry since 1936. As a mortgage banker, Principal Residential Mortgage, Inc. originates (makes new loans), services (provides administration, such as monthly payment processing), purchases and sells residential mortgage loans, enabling us to provide a more complete set of financial products and services for our customers.

Declining interest rates, and our ability to respond to the refinancing boom, led to record loan production in 2001, enabling us to deliver record operating performance and capture market share. At year-end, the company serviced more than 741,000 loans with a total principal balance of $80.5 billion, making us the nation's 13th largest mortgage servicer. Retail operations produced $2.4 billion in new mortgage loans during the year, more than tripling prior year production, while our correspondent lending and wholesale broker relationships delivered $34.7 billion in new loan production, increasing 365 percent. Operating earnings increased $76.7 million or 153 percent, to $126.7 million.

We continued to expand our use of advanced technology to achieve improvements in productivity. We were recognized as one of *InformationWeek's* top 25 "Innovators in Collaboration" for our website for correspondent mortgage lenders. The site provides access to loan origination documents and mortgage rates, helping manage the sales pipeline and speeding up generation of mortgage loans by removing paperwork. Within two months of its launch, 60 percent of the lenders working with The Principal had begun using the site.

We also continue to strengthen and expand our relationships with homeowners who value our financial strength and ability to deliver solutions to meet their specific needs. We provide refinancing assistance through our national telemarketing operation, Principal Residential Mortgage Direct. And our mortgage customers are increasingly taking advantage of other products offered by the Principal Financial Group including credit cards and home equity loans through Principal Bank.

During 2001, we opened 19 new offices, bringing our total number of retail locations to 60 offices in 18 markets. We also significantly expanded our wholesale operations by opening four new regional offices, bringing our total to 11. Further, we rolled out a streamlined mortgage processing platform for use by independent mortgage bankers and other correspondent lending clients, who can now collect and share loan information electronically to reduce errors and speed processing, thus making it easier to do business with us.

summary consolidated statements of income

Principal Financial Group, Inc.

	For the year ended December 31,		
	2001	2000	1999
		(in millions)	
Revenues			
Premiums and other considerations	$ 4,122.3	$ 3,996.4	$ 3,937.6
Fees and other revenues	1,814.7	1,576.3	1,287.3
Net investment income	3,394.5	3,172.3	3,072.0
Net realized capital gains (losses)	(514.0)	139.9	404.5
Total revenues	8,817.5	8,884.9	8,701.4
Expenses			
Benefits, claims, and settlement expenses	5,482.1	5,232.3	5,260.9
Dividends to policyholders	313.7	312.7	304.6
Operating expenses	2,573.2	2,479.4	2,070.3
Total expenses	8,369.0	8,024.4	7,635.8
Income before income taxes and cumulative effect of accounting change	448.5	860.5	1,065.6
Income taxes	79.0	240.3	323.5
Income before cumulative effect of accounting change	369.5	620.2	742.1
Cumulative effect of accounting change, net of related income taxes	(10.7)	–	–
Net income	$ 358.8	$ 620.2	$ 742.1

The information in the summary consolidated statements of income shown above is a replication of the information in the consolidated statements of operations in Principal Financial Group, Inc.'s 2001 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the company's annual report on Form 10-K for the year ended December 31, 2001, filed by the company with the Securities and Exchange Commission, or the accompanying 2001 Financial Report.

summary consolidated balance sheets

Principal Financial Group, Inc.

	December 31, 2001	December 31, 2000
	(in millions, except per share data)	
Assets		
Fixed maturities, available-for-sale	$ 30,012.3	$ 26,839.9
Fixed maturities, trading	17.8	–
Equity securities, available-for-sale	833.6	742.9
Mortgage loans	11,065.7	11,492.7
Real estate	1,181.8	1,400.5
Policy loans	831.9	803.6
Other investments	829.8	811.0
Total investments	44,772.9	42,090.6
Cash and cash equivalents	623.8	926.6
Accrued investment income	594.3	530.8
Premiums due and other receivables	531.3	505.7
Deferred policy acquisition costs	1,372.5	1,333.3
Property and equipment	518.2	507.0
Goodwill and other intangibles	1,228.4	1,375.9
Mortgage loan servicing rights	1,779.2	1,084.4
Separate account assets	35,864.8	34,916.2
Other assets	1,065.1	1,134.4
Total assets	$ 88,350.5	$ 84,404.9
Liabilities		
Contractholder funds	$ 24,684.4	$ 24,300.2
Future policy benefits and claims	14,034.6	13,346.0
Other policyholder funds	589.1	597.4
Short-term debt	511.6	459.5
Long-term debt	1,378.4	1,336.5
Income taxes currently payable	0.5	108.4
Deferred income taxes	894.6	487.4
Separate account liabilities	35,864.8	34,916.2
Other liabilities	3,572.2	2,600.8
Total liabilities	81,530.2	78,152.4
Stockholders' equity		
Common stock, par value $.01 per share - 2,500 million shares authorized, 375.8 million shares issued, 360.1 million shares outstanding	3.8	–
Additional paid-in capital	7,072.5	–
Retained earnings (deficit)	(29.1)	6,312.5
Accumulated other comprehensive income (loss)	147.5	(60.0)
Treasury stock, at cost (15.7 million shares)	(374.4)	–
Total stockholders' equity	6,820.3	6,252.5
Total liabilities and stockholders' equity	$ 88,350.5	$ 84,404.9

The information in the summary consolidated balance sheets shown above is a replication of the information in the consolidated statements of financial position in Principal Financial Group, Inc.'s 2001 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the company's annual report on Form 10-K for the year ended December 31, 2001, filed by the company with the Securities and Exchange Commission, or the accompanying 2001 Financial Report.

summary consolidated statements of cash flows

Principal Financial Group, Inc.

	For the year ended December 31,		
	2001	2000	1999
		(in millions)	
Operating activities			
Net income	$ 358.8	$ 620.2	$ 742.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change, net of related income taxes	10.7	–	–
Amortization of deferred policy acquisition costs	159.9	238.6	173.8
Additions to deferred policy acquisition costs	(261.7)	(263.9)	(253.9)
Accrued investment income	(66.1)	(58.8)	(41.2)
Premiums due and other receivables	(25.6)	(38.3)	34.4
Contractholder and policyholder liabilities and dividends	1,869.2	1,478.5	1,650.6
Current and deferred income taxes	54.5	75.0	155.6
Net realized capital (gains) losses	514.0	(139.9)	(404.5)
Depreciation and amortization expense	154.9	153.6	117.1
Amortization and impairment/recovery of mortgage servicing rights	408.7	157.3	94.4
Other	767.5	415.0	(162.4)
Net adjustments	3,586.0	2,017.1	1,363.9
Net cash provided by operating activities	3,944.8	2,637.3	2,106.0
Investing activities			
Available-for-sale securities:			
Purchases	(14,868.2)	(13,051.0)	(11,510.2)
Sales	6,707.7	7,366.0	7,031.0
Maturities	4,729.5	2,675.3	2,599.2
Net cash flows from trading securities	(17.0)	–	–
Mortgage loans acquired or originated	(40,456.9)	(10,507.5)	(16,594.6)
Mortgage loans sold or repaid	40,908.6	12,026.8	16,361.5
Purchase of mortgage servicing rights	(968.4)	(235.9)	(336.7)
Proceeds from sale of mortgage servicing rights	31.5	53.0	29.2
Real estate acquired	(290.0)	(324.4)	(449.7)
Real estate sold	803.8	796.9	869.8
Net change in property and equipment	(89.9)	(67.1)	(61.2)
Net proceeds (disbursements) from sales of subsidiaries	(7.9)	–	41.7
Purchases of interest in subsidiaries, net of cash acquired	(11.1)	(27.4)	(1,154.6)
Net change in other investments	(170.1)	22.0	(166.6)
Net cash used in investing activities	(3,698.4)	(1,273.3)	(3,341.2)
Financing activities			
Issuance of common stock	$ 2,019.3	$ –	$ –
Payments to eligible policyholders under plan of conversion	(1,177.5)	–	–
Acquisition of treasury stock	(367.7)	–	–
Issuance of long-term debt	149.2	230.4	885.2
Principal repayments of long-term debt	(204.4)	(120.7)	(40.2)
Proceeds of short-term borrowings	7,290.8	2,417.5	5,150.9
Repayment of short-term borrowings	(7,238.7)	(2,505.4)	(4,895.7)
Investment contract deposits	5,054.9	3,982.6	5,325.4
Investment contract withdrawals	(6,075.1)	(5,011.3)	(5,081.7)
Net cash provided by (used in) financing activities	(549.2)	(1,006.9)	1,343.9
Net increase (decrease) in cash and cash equivalents	(302.8)	357.1	108.7
Cash and cash equivalents at beginning of year	926.6	569.5	460.8
Cash and cash equivalents at end of year	$ 623.8	$ 926.6	$ 569.5
Schedule of noncash transactions			
Policy credits to eligible policyholders under plan of conversion	$ 472.6		
Stock issued in exchange for membership interest	$ 5,050.3		
Net transfer of noncash assets and liabilities to an unconsolidated entity in exchange for a minority interest		$ (255.0)	

The information in the summary consolidated statements of cash flows shown above is a replication of the information in the consolidated statements of cash flows in Principal Financial Group, Inc.'s 2001 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the company's annual report on Form 10-K for the year ended December 31, 2001, filed by the company with the Securities and Exchange Commission, or the accompanying 2001 Financial Report.

summary of accounting policies and practices

Description of Business

Principal Financial Group, Inc. and its consolidated subsidiaries ("the Company"), the successor to Principal Mutual Holding Company, is a diversified financial services organization engaged in promoting retirement savings and investment and insurance products and services in the U.S. and selected international markets. In addition, the Company offers residential mortgage loan origination and servicing in the U.S.

Basis of Presentation

The accompanying summary consolidated financial statements have been derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company and its majority-owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Less than majority-owned entities in which the Company has at least a 20% interest are reported on the equity basis in the consolidated statements of financial position as other investments. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's consolidated financial statements and accompanying notes (see the Company's annual report on Form 10-K for the year ended December 31, 2001 filed by the Company with the Securities and Exchange Commission or the accompanying 2001 Financial Report) requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

board of directors

Principal Financial Group, Inc.;
Principal Financial Services, Inc.; Principal Life Insurance Company



FRONT TO BACK
first row, left to right: *Victor H. Loewenstein, J. Barry Griswell*
second row: *David J. Drury, Jocelyn Carter-Miller, Daniel Gelatt*
third row: *Sandra L. Helton, Elizabeth E. Tallett, Joyce Nixson Hoffman*
fourth row: *Lee Liu, Gary E. Costley, Federico F. Peña*
fifth row: *Ronald D. Pearson, William T. Kerr, Charles S. Johnson, Betsy J. Bernard*
not shown: *Richard L. Keyser and Donald M. Stewart*

Betsy J. Bernard
President and Chief Executive Officer AT&T Consumer

Jocelyn Carter-Miller
Executive Vice President and Chief Marketing Officer, Office Depot, Inc.

Gary E. Costley
Chairman and Chief Executive Officer, International Multifoods Corporation

David J. Drury
Retired Chairman, The Principal Financial Group

Daniel Gelatt, Ph.D.
President, NMT Corporation

J. Barry Griswell
Chairman, President and Chief Executive Officer, The Principal Financial Group

Sandra L. Helton
Executive Vice President and Chief Financial Officer, Telephone and Data Systems, Inc.

Charles S. Johnson
Executive Vice President, DuPont, Retired

William T. Kerr
Chairman and Chief Executive Officer, Meredith Corporation

Richard L. Keyser
Chairman and Chief Executive Officer, W.W. Grainger, Inc.

Lee Liu
Chairman of the Board, Alliant Energy Corporation, Retired

Victor H. Loewenstein
Senior Director, Egon Zehnder International

Ronald D. Pearson
Chief Executive Officer, Chairman, Hy-Vee, Inc.

Federico F. Peña
Managing Director, Vestar Capital Partners

Donald M. Stewart
President and Chief Executive Officer, The Chicago Community Trust

Elizabeth E. Tallett
President and Chief Executive Officer, Dioscor Inc.

Joyce Nixson Hoffman
Board Secretary, Senior Vice President and Corporate Secretary, The Principal Financial Group

executive officers

The Principal Financial Group
January 2002



J. Barry Griswell
Chairman, President and Chief Executive Officer



John E. Aschenbrenner
Executive Vice President



Michael T. Daley
Executive Vice President



Michael H. Gersie
Executive Vice President and Chief Financial Officer



Larry D. Zimpleman
Executive Vice President



Paul F. Bognanno
Senior Vice President



Gary M. Cain
Senior Vice President



C. Robert Duncan
Senior Vice President



Dennis P. Francis
Chief Executive Officer, Principal Capital



Thomas J. Graf
Senior Vice President



Robb B. Hill
Senior Vice President



Joyce N. Hoffman
Senior Vice President and Corporate Secretary



Daniel J. Houston
Senior Vice President



Ellen Z. Lamale
Senior Vice President and Chief Actuary



G. Ian Martin
Chief Executive Officer, BT Financial Group



Mary A. O'Keefe
Senior Vice President



Karen E. Shaff
Senior Vice President and General Counsel



Robert A. Slepicka
Senior Vice President



Norman R. Sorensen
Senior Vice President



Carl C. Williams
Senior Vice President and Chief Information Officer

operating companies

of the Principal Financial Group

U.S. Asset Management & Accumulation

Principal Bank
Principal Capital Management, LLC
Principal Capital Income Investors, LLC
Principal Capital Real Estate Investors, LLC
Invista Capital Management, LLC
Principal Commercial Acceptance, LLC
Principal Commercial Funding, LLC
Principal Development Investors, LLC
Principal Enterprise Capital, LLC
Principal Financial Advisors, Inc.
Principal Life Insurance Company
Principal Management Corporation
Principal Net Lease Investors, LLC
Princor Financial Services Corporation
Professional Pensions, Inc.
Spectrum Asset Management, Inc.
Trustar Retirement Services

International Asset Management & Accumulation

Argentina
Principal Life Compañía de Seguros S.A.
Principal Retiro Compañía de Seguros de Retiro, S.A.

Australia and New Zealand
BT Funds Management Limited
BT Life Limited
BT Securities Limited
BT Portfolio Services Limited
BT Funds Management (NZ) Limited
Principal Capital Global Investors Limited

Brazil
BrasilPrev Previdência Privada S.A.

Chile
Principal Compañía de Seguros de Vida Chile S.A.
Andueza & Principal Créditos Hipotecarios S.A.
Principal Tanner Administradora General de Fondos S.A.

Europe
Principal Capital Management (Europe) Limited
Principal Capital Management (Ireland) Limited

Hong Kong
Principal Asset Management Company (Asia) Ltd.
Principal Insurance Company (Hong Kong) Limited
Principal Trust Company (Asia) Limited
Principal Capital Management (Asia) Limited

India
IDBI-PRINCIPAL Asset Management Company Ltd.
IDBI-PRINCIPAL Trustee Company Limited

Japan
ING/Principal Pensions Co., Ltd.

Mexico
Principal México Compañía de Seguros, S.A. de C.V.
Principal Pensiones, S.A. de C.V.
Principal Afore, S.A. de C.V.
Siefore Principal, S.A. de C.V.

Singapore
Principal Capital Management (Singapore) Limited

Life & Health Insurance

Principal Life Insurance Company
The Admar Group, Inc.
Dental-Net, Inc.
Employers Dental Services, Inc.
Executive Benefit Services, Inc.
HealthRisk Resource Group, Inc.
Preferred Product Network, Inc.

Mortgage Banking

Principal Residential Mortgage, Inc.
Principal Wholesale Mortgage, Inc.

a family of mutual funds

Organized by Principal Life Insurance Company

Retail Funds

Principal Balanced Fund, Inc.
Principal Blue Chip Fund, Inc.
Principal Bond Fund, Inc.
Principal Capital Value Fund, Inc.
Principal Cash Management Fund, Inc.
Principal European Equity Fund, Inc.
Principal Government Securities Income Fund, Inc.
Principal Growth Fund, Inc.
Principal High Yield Fund, Inc.
Principal International Emerging Markets Fund, Inc.
Principal International Fund, Inc.
Principal International SmallCap Fund, Inc.
Principal LargeCap Stock Index Fund, Inc.
Principal Limited Term Bond Fund, Inc.
Principal MidCap Fund, Inc.
Principal Pacific Basin Fund, Inc.
Principal Partners Equity Growth Fund, Inc.
Principal Partners LargeCap Blend Fund, Inc.
Principal Partners LargeCap Growth Fund, Inc.
Principal Partners LargeCap Value Fund, Inc.
Principal Partners MidCap Growth Fund, Inc.
Principal Partners SmallCap Growth Fund, Inc.
Principal Real Estate Fund, Inc.
Principal SmallCap Fund, Inc.
Principal Tax-Exempt Bond Fund, Inc.
Principal Utilities Fund, Inc.

All retail funds, except Principal Cash Management Fund, Inc., are available in two share classes - each class featuring its own fee and sales charge structure.

Institutional Funds

Principal Investors Fund, Inc.
Principal Variable Contracts Fund, Inc.*

* Available only to fund investment options in certain variable annuity and variable life insurance contracts issued by Principal Life Insurance Company.

Mutual funds and variable contracts are distributed by Princor Financial Services Corporation, a member of the Principal Financial Group, Des Moines, Iowa 50392-0200. Phone 1-800-247-4123.

The contents of this publication are for general information only and are not intended to solicit the purchase of products from companies of the Principal Financial Group.


IMSA

Principal Life Insurance Company is a proud member of the Insurance Marketplace Standards Association, which reflects our dedication to high ethical marketplace standards for the sale and service of individually sold life insurance and annuities.

Printed with soy-based inks on recycled paper with 10% post-consumer waste


Principal
Financial
Group

The Principal Financial Group

Corporate Headquarters
711 High Street
Des Moines, Iowa 50392-0001
1-800-986-EDGE (3343)

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Shareholder Information
Exchange: New York Stock Exchange
Listed Security: PFG Common Stock

Annual Meeting
The first Annual Meeting of Shareholders will convene at 9:00 a.m. local time, May 20, 2002 in the Auditorium at the corporate headquarters of Principal Financial Group, Inc., 711 High Street, Des Moines, Iowa, 50392.

Contact Investor Relations
If you have a question for Investor Relations, please contact us as follows:
Investor Relations
The Principal Financial Group
711 High Street
S-006-E41
Des Moines, Iowa 50392-0420
Phone: 1-800-986-3343, Option 4
Fax: 515-235-1959
E-mail: investor-relations@principal.com

Transfer Agent
Principal Financial Group, Inc. shareholder inquiries should be addressed to our transfer agent, Mellon Investor Services, who can help with a variety of shareholder related services, including:
- Address changes
- Replacement of lost stock certificates
- Transfer of stock to another person
- Account statements
- Account balance inquiries
- Account profile
- Certificate history
- Issue certificates
- Sell shares

You can call or write to the transfer agent at:
Principal Financial Group, Inc.
Shareholder Services
c/o Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Phone: 1-866-781-1368
E-mail: shrrelations@melloninvestor.com

Registered shareholders can also access information about their Principal Financial Group, Inc. stock accounts via the internet using the Mellon Investor Services Investor ServiceDirect web site at www.melloninvestor.com. The Principal does not maintain or provide information directly to this site, makes no representations or warranties with respect to the information contained therein, and takes no responsibility for supplementing, correcting or updating any such information.

2001 Financial Report

PRINCIPAL FINANCIAL GROUP, INC.®


Principal®
Financial
Group


Principal
Financial
Group

A new approach

To enhance readability, we are presenting this annual report in two parts: this section, "2001 Financial Report" provides detailed financial information including management's discussion and analysis, report of independent auditors, consolidated financial statements and notes. It is printed on thinner paper, making it less bulky and reducing costs. The first section, "2001 Annual Report" provides a company overview and financial highlights.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Financial Report, including the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to trends in operations and financial results and the business and the products of Principal Financial Group, Inc. (the "Company") and its subsidiaries, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Company. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties including, but not limited to the following: (1) competition from companies that may have greater financial resources, broader arrays of products, higher ratings and stronger financial performance may impair our ability to retain existing customers, attract new customers and maintain our profitability; (2) a decline or increased volatility in the securities markets could result in investors withdrawing from the markets or decreasing their rates of investment, either of which could reduce our net income, revenues and assets under management; (3) a downgrade in Principal Life Insurance Company's ("Principal Life") financial strength ratings may increase policy surrenders and withdrawals, reduce new sales and terminate relationships with distributors; (4) our efforts to reduce the impact of interest rate changes on our profitability and surplus may not be effective; (5) if we are unable to attract and retain sales representatives and develop new distribution sources, sales of our products and services may be reduced; (6) our international businesses face political, legal, operational and other risks that could reduce our profitability in those businesses; (7) fluctuations in foreign currency exchange rates could reduce our profitability; (8) a decline in Australian equity values may reduce the profitability of BT Financial Group; (9) our reserves established for future policy benefits and claims may prove inadequate, requiring us to increase liabilities; (10) our investment portfolio is subject to several risks which may diminish the value of our invested assets and affect our sales, profitability and the investment returns credited to our customers; (11) our ability to pay dividends and meet our obligations may be constrained by the limitations on dividends Iowa insurance laws impose on Principal Life; (12) we may need to fund deficiencies in our closed block ("Closed Block"); assets allocated to the Closed Block benefit only the holders of Closed Block policies; (13) changes in regulations or accounting standards may reduce our profitability; (14) a challenge to the Insurance Commissioner of the State of Iowa's approval of the plan of conversion could put the terms of our demutualization in question and reduce the market price of our common stock; (15) litigation and regulatory investigations may harm our financial strength and reduce our profitability; (16) sales of shares distributed in the demutualization may reduce the market price of our common stock; (17) applicable laws and our stockholder rights plan, certificate of incorporation and by-laws may discourage takeovers and business combinations that our stockholders might consider in their best interests; (18) a downgrade in our debt ratings may adversely affect our ability to secure funds; and (19) the impact of September 11, 2001, terrorist attacks and military and other actions may result in decreases in our net income, revenue and assets under management and may adversely affect our investment portfolio.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock began trading on the New York Stock Exchange ("NYSE") under the symbol "PFG" on October 23, 2001. The high and low closing prices for our common stock on the NYSE for the period from October 23 to December 31, 2001 were $24.75 and $20.40, respectively. On March 8, 2002, there were approximately 635,001 stockholders of record of our common stock.

Future dividend decisions will be based on and affected by a number of factors, including the operating results and financial requirements of the Company and the impact of regulatory restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a discussion of regulatory restrictions on Principal Life's ability to pay us dividends.

The effective date of our registration statement on Form S-1, as amended (File No. 333-62558), relating to the IPO of our common stock was October 22, 2001. A total of 100.0 million shares of our common stock were sold to an underwriting syndicate on October 23, 2001. In addition, the underwriters exercised their over-allotment options to purchase an additional 15.0 million shares, effective November 9, 2001. The lead managing underwriters for the U.S. offering were Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., Banc of America Securities LLC, Bear, Stearns & Co. Inc., A.G. Edwards & Sons, Inc., Fox-Pitt, Kelton Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Samuel A. Ramirez & Company, Inc., and UBS Warburg LLC. ABN AMRO Rothschild, BNP Paribas, Commerzbank Aktiengesellschaft and Crédit Lyonnais also served as underwriters for the international offering.

The IPO commenced on October 23, 2001, at a price of $18.50 per share and terminated upon the sale of all of the 115.0 million shares of common stock that were registered (including 15.0 million shares sold pursuant to the underwriters' over-allotment options). The IPO resulted in gross proceeds of $2,127.5 million, including $277.5 million of gross proceeds attributable to the underwriters' exercise of the over-allotment options. We incurred total offering expenses of $108.6 million, including $92.6 million of underwriting discounts and commissions, and $16.0 million of other expenses. We recognized a related tax benefit of $0.4 million. Net proceeds equaled $2,019.3 million, of which $329.6 million was retained by Principal Financial Group, Inc. for working capital, payment of dividends, and other general corporate purposes, and $1,689.7 million was contributed to Principal Life principally to fund demutualization compensation to policyholders in the form of policy credits and cash, and to cover certain expenses related to the demutualization. In connection with the IPO, we did not make any payments, directly or indirectly, to any of our directors or officers, or, to our knowledge, any of their associates, other than as demutualization compensation payable to policyholders pursuant to the plan of conversion, or to any person owning ten percent or more of any class of our equity securities, or (except as set forth in the preceding sentence) to any of our affiliates.

In addition to the shares of our common stock distributed in the IPO, many policyholders entitled to receive compensation in the demutualization received shares of our common stock distributed in connection with the demutualization, as well as cash or policy credits as compensation for extinguishment of their membership interests in Principal Mutual Holding Company. Shares received by policyholders as demutualization compensation are exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended. None of Principal Financial Group, Inc., Principal Financial Services, Inc. or Principal Life received any proceeds from the issuance of our common stock to policyholders entitled to receive compensation in the demutualization for the extinguishment of their membership interests in Principal Mutual Holding Company or to the policy credits separate account.

Selected Financial Data

The following table sets forth certain selected historical consolidated financial information of Principal Financial Group, Inc., the successor to Principal Mutual Holding Company, following our demutualization effective October 26, 2001. We derived the consolidated financial information for each of the years ended December 31, 2001, 2000 and 1999 and as of December 31, 2001 and 2000 from our audited consolidated financial statements and notes to the financial statements included in this Financial Report. We derived the consolidated financial information for the years ended December 31, 1998 and 1997 and as of December 31, 1999, 1998 and 1997 from our audited consolidated financial statements not included in this Financial Report. The following summary consolidated financial information, other than the Principal Life statutory data, has been prepared in accordance with U.S. GAAP.

The following is a summary of financial information. In order to fully understand our consolidated financial information, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to the financial statements included in this Financial Report. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	As of or for the year ended December 31,				
	2001(2)	2000(2)	1999(2)	1998(2)	1997(2)
	($ in millions, except per share data)				
Income Statement Data(1):					
Revenues:					
Premiums and other considerations	$ 4,122.3	$ 3,996.4	$ 3,937.6	$ 3,818.4	$ 4,667.8
Fees and other revenues	1,814.7	1,576.3	1,287.3	978.8	881.9
Net investment income	3,394.5	3,172.3	3,072.0	2,933.9	2,936.6
Net realized capital gains (losses)	(514.0)	139.9	404.5	465.8	175.3
Total revenues	8,817.5	8,884.9	8,701.4	8,196.9	8,661.6
Expenses:					
Benefits, claims and settlement expenses	5,482.1	5,232.3	5,260.9	5,089.0	5,632.5
Dividends to policyholders	313.7	312.7	304.6	298.7	299.3
Operating expenses	2,573.2	2,479.4	2,070.3	2,074.0	2,035.5
Total expenses	8,369.0	8,024.4	7,635.8	7,461.7	7,967.3
Income before income taxes and cumulative effect of accounting change	448.5	860.5	1,065.6	735.2	694.3
Income taxes	79.0	240.3	323.5	42.2	240.8
Income before cumulative effect of accounting change	369.5	620.2	742.1	693.0	453.5
Cumulative effect of accounting change, net of related income taxes	(10.7)	—	—	—	—
Net income	$ 358.8	$ 620.2	$ 742.1	$ 693.0	$ 453.5
Earnings per Share Data(3):					
Income before cumulative effect of accounting change per share:					
Basic	$ 1.02	N/A	N/A	N/A	N/A
Diluted	$ 1.02	N/A	N/A	N/A	N/A
Cumulative effect of accounting change per share, net of related income taxes:					
Basic	$ (0.03)	N/A	N/A	N/A	N/A
Diluted	$ (0.03)	N/A	N/A	N/A	N/A
Net income per share:					
Basic	$ 0.99	N/A	N/A	N/A	N/A
Diluted	$ 0.99	N/A	N/A	N/A	N/A
Common shares outstanding at year-end (in millions)	360.1	N/A	N/A	N/A	N/A
Weighted-average common shares outstanding for the year (in millions)	362.4	N/A	N/A	N/A	N/A
Weighted-average common shares and potential common shares outstanding for the year for computation of diluted earnings per share (in millions)	362.4	N/A	N/A	N/A	N/A
Cash dividends per share	—	N/A	N/A	N/A	N/A

	As of or for the year ended December 31,				
	2001(2)	2000(2)	1999(2)	1998(2)	1997(2)
	($ in millions, except per share data)				
Balance Sheet Data(1):					
Invested assets	$44,772.9	$42,090.6	$41,343.2	$40,686.7	$39,572.2
Separate account assets(4)	35,864.8	34,916.2	34,992.3	29,009.3	23,560.1
All other assets	7,712.8	7,398.1	7,617.7	4,350.7	4,002.9
Total assets	$88,350.5	$84,404.9	$83,953.2	$74,046.7	$67,135.2
Policyholder liabilities	$39,308.1	$38,243.6	$37,808.9	$35,885.1	$35,306.1
Separate account liabilities	35,864.8	34,916.2	34,992.3	29,009.3	23,560.1
Short-term debt	511.6	459.5	547.3	290.9	313.7
Long-term debt	1,378.4	1,336.5	1,492.9	670.9	458.9
All other liabilities	4,467.3	3,196.6	3,558.9	2,523.3	2,212.2
Total liabilities	$81,530.2	$78,152.4	$78,400.3	$68,379.5	$61,851.0
Common stock(5)	$ 3.8	$ —	$ —	$ —	$ —
Additional paid-in capital(6)	7,072.5	—	—	—	—
Retained earnings (deficit)(7)	(29.1)	6,312.5	5,692.3	4,950.2	4,257.2
Accumulated other comprehensive income (loss)	147.5	(60.0)	(139.4)	717.0	1,027.0
Treasury stock(8)	(374.4)	—	—	—	—
Total stockholders' equity	$ 6,820.3	$ 6,252.5	$ 5,552.9	$ 5,667.2	$ 5,284.2
Principal Life Statutory Data(9):					
Premiums and deposits(10)	$ 4,743.9	$15,653.3	$15,709.8	$14,120.3	$12,710.9
Net income(11)	415.0	912.6	713.7	511.4	432.2
Statutory capital and surplus(12)	$ 3,483.8	$ 3,356.4	$ 3,151.9	$ 3,031.5	$ 2,811.1
Asset valuation reserve	767.4	919.8	953.8	966.9	1,087.9
Statutory capital and surplus and asset valuation reserve	$ 4,251.2	4,276.2	$ 4,105.7	$ 3,998.4	$ 3,899.0
Other Supplemental Data:					
Net income	$ 358.8	$ 620.2	$ 742.1	$ 693.0	$ 453.5
Less:					
Net realized capital gains (losses), as adjusted(13)	(321.0)	93.1	266.9	320.7	111.4
Non-recurring items(14)	(31.1)	(101.0)	—	104.8	—
Operating earnings	$ 710.9	$ 628.1	$ 475.2	$ 267.5	$ 342.1
Operating return on average equity(15)	10.9%	10.5%	8.9%	5.8%	8.5%
Total return on average equity(16)	5.5%	10.3%	13.9%	15.1%	11.3%
Operating earnings before amortization of goodwill and other intangibles	$ 751.3	$ 670.8	$ 492.0	$ 304.0	$ 352.0
Assets under management ($ in billions)	$ 120.2	$ 117.5	$ 116.6	$ 80.4	$ 72.1
Number of employees (actual)	17,138	17,473	17,129	15,970	17,637

(1) We have reclassified periods prior to December 31, 2001, to conform to the presentation for that period.

(2) Our consolidated financial information was affected by the following transactions that affect year-to-year comparability:

- On October 1, 2001, Spectrum Asset Management became an affiliate of Principal Capital Management, LLC. The acquisition was accounted for using the purchase method and the results of operations of the acquired business have been included in the financial statements from the date of acquisition. We included revenues of $0.8 million in 2001 in our consolidated results of operations and $5.5 million of total assets as of December 31, 2001, in our consolidated financial position.

- On September 25, 2001, we disposed of all the stock of PT Asuransi Jiwa Principal Indonesia, our subsidiary in Indonesia. We currently have no business operations in Indonesia. We received nominal proceeds, which resulted in a realized capital loss of $6.7 million. Total assets of our operations in Indonesia as of December 31, 2000, were $3.2 million. We included nominal revenues and net loss from our operations in Indonesia in our consolidated results of operations for the years ended December 31, 2001, 2000, 1999, 1998 and 1997.

- On February 15, 2001, we disposed of all of the stock of Principal International España, S.A. de Seguros de Vida, our subsidiary in Spain, for nominal proceeds, resulting in a net realized capital loss of $38.4 million, or $21.0 million net of tax, ceasing our business operations in Spain. Total assets of our operations in Spain as of December 31, 2000, were $222.7 million. We included revenues of $49.4 million, $51.7 million and $46.0 million in our results of operations for the years ended December 31, 2000, 1999 and 1998, respectively. We included a net loss of $1.2 million and net income of $0.9 million and $2.8 million in our results of operations for the years ended December 31, 2000, 1999 and 1998, respectively. We did not include revenues or net income from our operations in Spain in our consolidated results of operations for the year ended December 31, 2001.

- On August 31, 1999, we acquired the outstanding stock of several companies affiliated with Bankers Trust Australia Group from Deutsche Bank AG at a purchase price of $1.4 billion. We issued unsecured long-term debt of $665.0 million to partially fund the acquisition. We report this debt and related interest expense in our Corporate and Other segment. The acquired companies now operate under the name BT Financial Group. We accounted for the acquisition using the purchase method. We included the results of operations of the acquired companies in our International Asset Management and Accumulation segment and our consolidated financial statements from the date of acquisition. We included revenues of $220.9 million, $285.5 million and $116.5 million in our consolidated results of operations for the years ended December 31, 2001, 2000 and 1999, respectively. We included net loss of $14.8 million, net income of $6.5 million and net loss of $3.1 million in our consolidated results of operations for the years ended December 31, 2001, 2000 and 1999, respectively. We accounted for the purchase price as follows: $897.4 million of identifiable intangibles, consisting primarily of management rights for the fund management business and the BT brand name, $38.5 million of workforce intangibles and $408.6 million of resulting goodwill, which are being amortized on a straight line basis over 40, 8 and 25 years, respectively.

- We acquired Compañía de Seguros de Vida El Roble S.A., or El Roble, a Chilean life insurance company, for a purchase price of $73.4 million in July 1998. We included El Roble's financial results in our International Asset Management and Accumulation segment. We combined the operations of our existing Chilean life insurance affiliate with the operations of El Roble to form Principal International de Chile. Our consolidated financial results related to these companies' combined operations included: total revenues of $217.4 million, $200.2 million, $178.1 million and $155.2 million for the years ended December 31, 2001, 2000, 1999 and 1998, respectively; and net income of $15.0 million, $10.2 million, $0.5 million and $17.0 million for the years ended December 31, 2001, 2000, 1999 and 1998, respectively.

- In July 1998, we established our residential mortgage loan wholesale distribution system, a new distribution channel, by acquiring ReliaStar Mortgage Corporation for a purchase price of $18.6 million. We have integrated the operations of ReliaStar Mortgage Corporation into Principal Residential Mortgage, Inc., as part of our Mortgage Banking segment.

- Effective April 1, 1998, we transferred substantially all of our managed care operations, to Coventry Corporation in exchange for a 42% non-majority ownership position in the resulting entity, Coventry Health Care, Inc. ("Coventry"). Our net equity in the transferred managed care operations had a carrying value of $170.0 million on April 1, 1998. We sold our remaining managed care operations in 1998 for $20.5 million resulting in no realized capital gain or loss. Prior to the transfer to Coventry, our Corporate and Other segment included $266.7 million of managed care revenues in our results for 1998. We report our investment in Coventry in our Corporate and Other segment and account for it using the equity method. Our share of Coventry's net income was $19.8 million, $20.0 million and $19.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. Our share of Coventry's net loss was $9.8 million for the year ended December 31, 1998. In September 2000, we sold a portion of our equity ownership position, which reduced our ownership interest to approximately 25% and resulted in a net realized capital gain of $13.9 million, net of tax. On November 30, 2001, we announced we had entered into an agreement to sell our remaining stake of approximately 15.0 million shares of Coventry common stock and a warrant, exercisable for approximately 3.1 million shares of Coventry common stock. The transaction was completed on February 1, 2002. The investment in Coventry was $146.0 million and $122.9 million as of December 31, 2001 and 2000, respectively.

(3) Earnings per share information for 2001 represents unaudited pro forma earnings per common share for the year ended December 31, 2001. For purposes of calculating pro forma per diluted share information, weighted-average shares outstanding were used. For the period January 1, 2001 through October 25, 2001, we estimated 360.8 million common shares were outstanding. This consists of 260.8 million shares issued to eligible policyholders in our demutualization and the 100.0 million shares issued in our initial public offering ("IPO") which closed on October 26, 2001. For the period October 26, 2001 through December 31, 2001, actual shares outstanding were used in the weighted-average share calculation.

(4) Separate account assets increased $1.3 billion at December 31, 2001, primarily due to shares of the Principal Financial Group stock allocated to a separate account, a result of our demutualization. Activity of the separate account is reflected in both separate account assets and separate account liabilities and does not impact our results of operations.

(5) During 2001, we issued 260.8 million shares of common stock as compensation in the demutualization, 100.0 million shares of common stock in our IPO and 15.0 million shares of common stock as a result of the exercise of over-allotment options granted to underwriters in the IPO. All shares issued have a $0.01 per share par value.

(6) As of December 31, 2001, represents: a) additional paid-in capital from the demutualization resulting from the reclassification of residual retained earnings of Principal Mutual Holding Company, net of common stock issued ($5,047.7 million); b) net proceeds, net of common stock issued, from the sale of 100.0 million shares of common stock in the IPO ($1,752.9 million); c) net proceeds, net of common stock issued, from the exercise of over-allotment options granted to underwriters in the IPO ($265.2 million); and d) common stock issued and held in a rabbi trust ($6.7 million).

(7) As of December 31, 2001, represents a $29.1 million net loss for the period October 26, 2001 through December 31, 2001. In addition, as of December 31, 2001, represents pre-demutualization and IPO retained earnings of $6,700.4 million less cash ($1,177.5 million) and policy credits ($472.6 million) distributed as compensation as part of our demutualization and the reclassification of residual retained earnings of Principal Mutual Holding Company to additional paid-in capital of Principal Financial Group, Inc. ($5,050.3 million).

(8) During the fourth quarter of 2001, we purchased 15.3 million shares of our stock at a cost of $367.7 million. The board of directors approved the repurchase of these shares.

(9) We have provided statutory data from annual statements of Principal Life filed with insurance regulatory authorities. Certain financial information for periods beginning on or after January 1, 2001, is

not comparable to information from earlier periods. We prepared statutory data as of or for the year ended December 31, 2001, in conformity with the NAIC Codification of Statutory Principles ("Codification"), adopted as prescribed and permitted by the Insurance Division, Department of Commerce of the State of Iowa, effective January 1, 2001. As allowed by Codification, we did not restate prior period information. We prepared statutory data as of or for the years ended December 31, 2000, 1999, 1998 and 1997 in conformity with accounting practices prescribed or permitted on the dates thereof by the Insurance Division, Department of Commerce of the State of Iowa.

(10) Codification, as adopted by Principal Life on January 1, 2001, has significantly impacted the reporting of Principal Life's statutory premiums and deposits for the year ended December 31, 2001. Under Codification, we no longer report amounts received for deposit-type contracts in the statement of operations as revenue, but rather report these amounts directly as an increase in an appropriate policy reserve account, a treatment that is similar to that under U.S. GAAP. This has the effect of decreasing reported total revenues and total expenses of Principal Life, with no effect to statutory net income or statutory surplus. Premiums and deposits for the years ended December 31, 2000, 1999, 1998 and 1997 included amounts received for deposit-type contracts of $11,273.2 million, $11,571.5 million, $10,312.6 million and $8,694.9 million, respectively.

(11) Codification, as adopted by Principal Life on January 1, 2001, has impacted the reporting of Principal Life's statutory net income for the year ended December 31, 2001. Under Codification our net income has been significantly impacted due to a change in the accounting for undistributed income (loss) from subsidiaries. We no longer report undistributed income (loss) from subsidiaries as part of net investment income, but rather report these amounts as unrealized gains and losses, which are excluded from the calculation of net income. This has the effect of decreasing reported total statutory revenues and net income, but has no effect on statutory surplus. Undistributed income from subsidiaries for the years ended December 31, 2000 and 1999 were $208.9 million and $159.9 million, respectively, and undistributed loss from subsidiaries for the years ended December 31, 1998 and 1997 were $0.4 million and $41.3 million, respectively.

(12) On August 24, 2001, Principal Life paid a statutory dividend of $250.0 million, which reduced its surplus by that amount. On October 26, 2001, Principal Life received a capital contribution of $1,689.7 million to reimburse Principal Life for policy credits, cash and expenses paid in connection with our demutualization.

(13) Net realized capital gains (losses), as adjusted, are net of tax, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services, net realized capital gains credited to customers and certain market value adjustments to fee revenues. Deferred policy acquisition costs represent commissions and other selling expenses that vary with and are directly related to the production of business. These acquisition costs are deferred and amortized in conformity with U.S. GAAP.

Following is a reconciliation of net realized capital gains (losses) from the consolidated financial statements and the adjustment made to calculate segment operating earnings for the years indicated:

	For the year ended December 31,				
	2001	2000	1999	1998	1997
			(in millions)		
Net realized capital gains (losses)	$(514.0)	$139.9	$ 404.5	$ 465.8	$175.3
Certain market value adjustments to fee revenues	(14.9)	—	—	—	—
Recognition of front-end fee revenues	1.5	0.9	(1.0)	(1.3)	(0.9)
Net realized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues	(527.4)	140.8	403.5	464.5	174.4
Amortization of deferred policy acquisition costs related to net realized capital gains (losses)	18.6	(0.3)	4.4	5.7	(1.7)
Amounts credited to contractholder accounts	—	—	—	(26.3)	—
Non-recurring net realized capital losses	—	—	—	(1.7)	—
Net realized capital gains (losses), including recognition of front-end fee revenues, certain market value adjustments to fee revenues, net of related amortization of deferred policy acquisition costs, and amounts credited to contractholders	(508.8)	140.5	407.9	442.2	172.7
Income tax effect	187.8	(47.4)	(141.0)	(121.5)	(61.3)
Net realized capital gains (losses), as adjusted	$(321.0)	$ 93.1	$ 266.9	$ 320.7	$111.4

(14) For the year ended December 31, 2001, we excluded $31.1 million of non-recurring items, net of tax, from net income for the presentation of operating earnings. The non-recurring items included (a) the negative effects of: (i) expenses related to our demutualization ($18.6 million); (ii) a cumulative effect of change in accounting principle related to our implementation of SFAS 133 ($10.7 million); and (iii) an increase in our loss contingency reserve for sales practices litigation ($5.9 million) and (b) the positive effect of investment income generated by the proceeds of our IPO ($4.1 million).

For the year ended December 31, 2000, we excluded $101.0 million of non-recurring items, net of tax, from net income for our presentation of operating earnings. The non-recurring items included the negative effects of: (a) a loss contingency reserve established for sales practices litigation ($93.8 million) and (b) expenses related to our demutualization ($7.2 million).

For the year ended December 31, 1998, we excluded $104.8 million of non-recurring items, net of tax, from net income for our presentation of operating earnings. The non-recurring items included: (a) the positive effects of (i) Principal Life's release of tax reserves and related accrued interest ($164.4 million) and (ii) accounting changes by our international operations ($13.3 million); and (b) the negative effects of (i) expenses and adjustments for changes in amortization assumptions for deferred policy acquisition costs related to our corporate structure change to a mutual insurance holding company ($27.4 million) and (ii) a contribution related to permanent endowment of the Principal Financial Group Foundation ($45.5 million).

(15) We define operating return on average equity as operating earnings divided by average total equity, excluding accumulated other comprehensive income. We have excluded accumulated other comprehensive income due to its volatility between periods and because such data is often excluded when

evaluating the overall financial performance of insurers. Operating return on average equity should not be considered a substitute for any U.S. GAAP measure of performance.

(16) We define total return on average equity as net income divided by average total equity, excluding accumulated other comprehensive income. We have excluded accumulated other comprehensive income due to its volatility between periods and because such data is often excluded when evaluating the overall financial performance of insurers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis discusses our financial condition as of December 31, 2001, compared with December 31, 2000, and our consolidated results of operations for the years ended December 31, 2001, 2000 and 1999, and, where appropriate, factors that may affect our future financial performance. The discussion should be read in conjunction with our audited consolidated financial statements and the related notes to the financial statements and the other financial information included elsewhere in this Financial Report.

Overview

We are a leading provider of retirement savings, investment and insurance products and services. We have four operating segments:

- U.S. Asset Management and Accumulation, which consists of our asset accumulation operations which provide products and services, including retirement savings and related investment products and services, and our asset management operations conducted through Principal Capital Management, our U.S.-based asset manager. We provide a comprehensive portfolio of asset accumulation products and services to businesses and individuals in the U.S., with a concentration on small and medium-sized businesses, which we define as businesses with fewer than 1,000 employees. We offer to businesses products and services for defined contribution pension plans, including 401(k) and 403(b) plans, defined benefit pension plans and non-qualified executive benefit plans. We also offer annuities, mutual funds and bank products and services to the employees of our business customers and other individuals.
- International Asset Management and Accumulation, which consists of BT Financial Group, our Australia-based asset manager, and Principal International. Our acquisition of BT Financial Group in 1999 was a central element in the expansion of our international asset management and accumulation businesses. Through Principal International, we offer retirement products and services, annuities, mutual funds and life insurance through subsidiaries in Argentina, Chile, Mexico and Hong Kong and joint ventures in Brazil, Japan and India.
- Life and Health Insurance, which provides individual life and disability insurance as well as group life and health insurance throughout the U.S. Our individual insurance products include interest-sensitive life, traditional life and disability insurance. Our group insurance products include life, disability, medical, dental and vision insurance, and administrative services.
- Mortgage Banking, which engages in originating, purchasing, selling and servicing residential mortgage loans in the U.S.

We also have a Corporate and Other segment which consists of the assets and activities that have not been allocated to any other segment.

Profitability

Our profitability depends in large part upon our:

- amount of assets under management;
- spreads we earn on our policyholders' general account balances;
- ability to generate fee revenues greater than the amount it costs us to administer pension products, manage investments for retail and institutional clients and provide other administrative services;

- ability to price our life and health insurance products at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring and administering those products, which is primarily a function of competitive conditions, persistency, our ability to assess and manage trends in mortality and morbidity experience, our ability to generate investment earnings and our ability to maintain expenses in accordance with pricing assumptions;

- ability to effectively monitor and price residential mortgage loans we originate, purchase, and sell and to manage the expenses we incur in servicing residential mortgage loans;

- ability to effectively hedge the effect of interest rate changes on our residential mortgage servicing rights;

- ability to manage our investment portfolio to maximize investment returns and minimize risks such as interest rate changes or defaults or impairments of invested assets;

- ability to effectively hedge fluctuations in foreign currency to U.S. dollar exchange rates; and

- ability to manage our operating expenses.

Trends

U.S. Asset Management and Accumulation

Our sales of pension and other asset accumulation products and services in the U.S. have been affected by overall trends in the U.S. retirement services industry, as our customers have begun to rely less on defined benefit retirement plans, social security and other government programs. Current trends in the work environment include a more mobile workforce and the desire of employers to shift the market risk of retirement investments to employees by offering defined contribution plans rather than defined benefit plans. These trends are increasing the demand for defined contribution pension arrangements such as 401(k) plans, mutual funds or variable annuities. Also, the "baby-boom" generation of U.S. workers has reached an age at which saving for retirement is critical and it continues to seek tax-advantaged investment products for retirement. Considering these trends, assets under management increased as of December 31, 2001, primarily due to additional gross new deposits, retention of assets from existing clients, and shares of Principal Financial Group stock allocated to the separate account as part of our demutualization. The declining interest rate environment and poor performance in the equity markets in 2001 have decelerated our recent growth in assets under management.

The following table provides a summary of U.S. Asset Accumulation assets under management as of December 31, 2001, 2000 and 1999:

As of	U.S. Asset Accumulation Total assets under management
	(in billions)
December 31, 2001	$74.6
December 31, 2000	71.0
December 31, 1999	70.3

Asset management services have been among the most profitable and rapidly growing sectors of the financial services industry, at both the retail and institutional level. We formally established Principal Capital Management, our U.S.-based asset manager, in 1999 to consolidate our investment operations and to enter the third-party institutional asset management market. We seek to take advantage of current trends which indicate that both retail and institutional investors embrace specialization, providing increased fees to successful active managers with expertise in specialty and niche areas. Our U.S. third-party assets under management increased $1.0 billion during 2001 as a result of the acquisition of Spectrum Asset Management, which became an affiliate of Principal Capital Management on October 1, 2001.

The following table provides a summary of Principal Capital Management's affiliated and third-party assets under management as of December 31, 2001, 2000 and 1999:

	Principal Capital Management		
As of	Affiliated assets under management	Third-party assets under management	Total assets under management
		(in billions)	
December 31, 2001	$78.4	$7.3	$85.7
December 31, 2000	76.9	6.3	83.2
December 31, 1999	77.5	4.7	82.2

International Asset Management and Accumulation

Our international asset management and accumulation businesses focus on countries with a trend toward privatization of public retirement pension systems. Our acquisition of BT Financial Group in August 1999 is consistent with this strategy. We are seeking to take advantage of an Australian government requirement for all employers to contribute 8% of an employee's salary to an employer-sponsored defined contribution retirement plan, referred to as superannuation. The required employer contribution is scheduled to rise to 9% in 2002.

The governments of other countries have also instituted privatized pension systems requiring employees who join the labor force to contribute to a private pension system. With variations depending upon the specific country, we have targeted these markets for sales of retirement and related products and services, including defined contribution pension plans, annuities and mutual funds to individuals and businesses. In several of our international markets, we complement our sales of these products with sales of life insurance products.

We have pursued our international strategy through a combination of start-ups, acquisitions and joint ventures, which require infusions of capital consistent with our strategy of long-term growth and profitability.

Life and Health Insurance

Our U.S. individual life insurance premiums have been influenced by both economic and industry trends. Both fee revenues and policyholder liabilities related to our interest-sensitive life insurance products have increased due to customer preference for insurance products with variable investment and tax-advantaged accumulation product options. Premiums and policyholder liabilities related to our individual traditional life insurance products have remained relatively flat.

The following table provides a summary of our individual life insurance fee revenues, premiums and policyholder liabilities as of or for the years ended December 31, 2001, 2000 and 1999:

	Individual Life Insurance			
	Interest-sensitive life insurance		Traditional life insurance	
As of or for the year ended	Fee revenues	Policyholder liabilities(1)	Premiums	Policyholder liabilities
		(in millions)		
December 31, 2001	$99.6	$1,748.4	$766.2	$5,712.7
December 31, 2000	89.1	1,567.6	772.8	5,522.7
December 31, 1999	61.7	1,237.2	780.8	5,331.6

(1) Includes separate account liabilities for policies with variable investment options.

Improved pricing discipline in our group medical insurance business has affected pricing of premiums. In general, we reacted faster than the industry in 2000 to rising healthcare costs, raising our prices. That action depressed sales and increased lapses, causing a loss of membership and total premiums that continued into 2001. Our price increases have subsided to match cost trends, and competitors have increased their pricing more recently. Sales and lapses improved throughout 2001, and medical premiums grew during the last two quarters of 2001. Medical premiums were also affected by our decisions to exit under-performing and non-strategic businesses and markets. Effective January 1, 2000, we ceased new sales of our Medicare supplement insurance product and effective July 1, 2000, reinsured all existing Medicare supplement business. We continue to sell group medical business in 36 states. We also offer a complete array of non-medical products (life, disability, dental and vision) and administrative services only business in all 50 states and have experienced growth in these products. Our group life insurance premiums declined in 2001 due largely to the loss of two large customers.

Our group life and health insurance premiums and premium equivalents for the years ended December 31, 2001, 2000 and 1999 were as follows:

	Premiums and premium equivalents				
For the year ended	Group life insurance	Group disability insurance	Group medical insurance(1)	Group dental and vision insurance	Fee-for-service
			(in millions)		
December 31, 2001	**$221.8**	**$98.2**	**$1,610.3**	**$351.1**	**$1,828.2**
December 31, 2000	277.7	94.5	1,815.6	340.4	1,502.2
December 31, 1999	273.6	86.8	1,876.7	270.0	1,287.6

(1) Effective January 1, 2000, we ceased new sales of our Medicare supplement insurance and effective July 1, 2000, reinsured all existing Medicare supplement business.

Mortgage Banking

We believe residential mortgages play a central role in the financial planning activities of individuals in the U.S. As a result, our mortgage banking operations complement our portfolio of market-driven financial products and services.

Interest rate trends significantly impact our residential mortgage business. Through most of 1999, the strong economy coupled with relatively low interest rates created a favorable real estate market that increased production of residential mortgage loans throughout the industry and also contributed to an increase in residential mortgage loan refinancing. Starting late in 1999, interest rates increased, resulting in decreases in production and refinancing of residential mortgage loans throughout the industry. This trend reversed in 2001, when interest rates decreased, resulting in significant increases in mortgage loan production.

We manage growth in the mortgage loan servicing portfolio, through retention of mortgage loan production and the sale and acquisition of mortgage loan servicing rights. Our servicing portfolio grew at a compound annual rate of 25% from December 31, 1999 through December 31, 2001, reflecting our increased retention of servicing rights of loans produced and acquisition of servicing rights. Growth in the mortgage loan servicing portfolio was slower in 2000, as a result of a decrease in mortgage loan production and an increase in sales of mortgage loan servicing rights. During 2001, the mortgage loan servicing portfolio grew as a result of an increase in mortgage loan production.

Our residential mortgage loan production and the unpaid principal balances in our residential mortgage loan servicing portfolio as of or for the years ended December 31, 2001, 2000 and 1999 were as follows:

As of or for the year ended	Residential mortgage loan production	Residential mortgage loan servicing portfolio
	(in millions)	
December 31, 2001	**$37,771.3**	**$80,530.5**
December 31, 2000	8,311.8	55,987.4
December 31, 1999	13,307.3	51,875.5

Transactions Affecting Comparability of Results of Operations

Acquisitions

We acquired the following businesses, among others, during the past three years:

Spectrum Asset Management. On October 1, 2001, Spectrum Asset Management became an affiliate of Principal Capital Management, LLC. The acquisition was accounted for using the purchase method and the results of operations of the acquired business have been included in our financial statements from the date of acquisition. We included revenues of $0.8 million in 2001 in our consolidated results of operations.

BT Financial Group. On August 31, 1999, we acquired the outstanding stock of several companies affiliated with Bankers Trust Australia Group from Deutsche Bank AG at a purchase price of $1.4 billion. We issued unsecured long-term debt of $665.0 million to partially fund the acquisition. We report this debt and related interest expense in our Corporate and Other segment. The acquired companies now operate under the name of BT Financial Group. We accounted for the acquisition using the purchase method. The results of operations of the acquired companies have been included in our consolidated financial statements from the date of acquisition. We included revenues of $220.9 million, $285.5 million and $116.5 million in our consolidated results of operations for the years ended December 31, 2001, 2000 and 1999, respectively. We included net loss of $14.8 million, net income of $6.5 million and net loss of $3.1 million in our consolidated results of operations for the years ended December 31, 2001, 2000 and 1999, respectively.

We accounted for the purchase price as follows: $897.4 million of identifiable intangibles; consisting primarily of management rights for the fund management business and the BT brand name; $38.5 million of workforce intangibles and $408.6 million of resulting goodwill. We are amortizing these intangible assets on a straight-line basis over 40, 8 and 25 years, respectively. We report the goodwill and other intangibles, including the related amortization, in our International Asset Management and Accumulation segment.

The accounting for business combinations, goodwill and other intangible assets changed effective January 1, 2002. The accounting change includes the adoption of a non-amortization, impairment-only model for our goodwill and indefinite-lived intangible assets and a more stringent impairment test methodology (fair value based on discounted cash flows) for measuring and recognizing impairment losses. See "Critical Accounting Policies — Accounting for Business Combinations" for a discussion of our planned adoption of the new accounting statements.

Dispositions

We entered into dispositions or disposed of the following businesses, among others, during the past three years:

Coventry Health Care. Effective April 1, 1998, we transferred substantially all of our managed care operations to Coventry Corporation in exchange for a 42% non-majority ownership position in the resulting entity, Coventry Health Care, Inc. ("Coventry"). In September 2000, we sold a portion of our equity ownership position, which reduced our ownership to approximately 25% and resulted in a realized capital gain of $13.9 million, net of tax. The investment in Coventry was $146.0 million and $122.9 million as of December 31, 2001 and 2000, respectively.

We report our investment in Coventry in our Corporate and Other segment and account for it using the equity method. Our share of Coventry's net income was $19.8 million, $20.0 million and $19.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

On November 30, 2001, we announced we had entered into an agreement to sell our remaining stake of approximately 15.0 million shares of Coventry common stock. The transaction was completed on February 1, 2002.

PT Asuransi Jiwa Principal Indonesia. On September 25, 2001, we disposed of all the stock of PT Asuransi Jiwa Principal Indonesia, our subsidiary in Indonesia. We currently have no business operations in Indonesia. We received nominal proceeds, which resulted in a realized capital loss of $6.7 million. Total assets of our operations in Indonesia as of December 31, 2000, were $3.2 million. We included nominal revenues and net loss from our operations in Indonesia in our consolidated results of operations for the years ended December 31, 2001, 2000 and 1999.

Principal International España, S.A. de Seguros de Vida. On February 15, 2001, we disposed of all of the stock of Principal International España, S.A. de Seguros de Vida, our subsidiary in Spain, for nominal proceeds, resulting in a realized capital loss of $38.4 million, or $21.0 million net of tax, ceasing our business operations in Spain. Total assets of our operations in Spain as of December 31, 2000, were $222.7 million.

We included revenues of $49.4 million and $51.7 million from our operations in Spain in our consolidated results of operations for the years ended December 31, 2000 and 1999, respectively. Our operations in Spain contributed net loss of $1.2 million and net income of $0.9 million for the years ended December 31, 2000 and 1999, respectively. We did not include revenues or net income from our operations in Spain in our consolidated results of operations for the year ended December 31, 2001.

Reinsurance Transactions

Effective January 1, 2002, we entered into a reinsurance agreement to reinsure certain group medical insurance contracts, which should result in reduced volatility of our group medical insurance earnings.

Effective July 1, 2000, we entered into a reinsurance agreement with General & Cologne Life Re of America to reinsure 100% of our Medicare supplement insurance business. Medicare supplement insurance premiums were $98.4 million and $164.6 million for the years ended December 31, 2000 and 1999, respectively.

Operating Earnings and Non-Recurring Items

For the year ended December 31, 2001, we excluded $31.1 million of non-recurring items, net of tax, from net income for our presentation of consolidated operating earnings. The non-recurring items included the (1) negative effects of: (a) expenses related to our demutualization ($18.6 million); (b) a cumulative effect of change in accounting related to our implementation of Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133") ($10.7 million); and (c) an increase to our loss contingency reserve for sales practices litigation ($5.9 million) and (2) the positive effect of investment income generated from the proceeds of our IPO ($4.1 million).

For the year ended December 31, 2000, we excluded $101.0 million of non-recurring items, net of tax, from net income for our presentation of consolidated operating earnings. The non-recurring items included the negative effects of: (1) a loss contingency reserve established for sales practices litigation ($93.8 million); and (2) expenses related to our demutualization ($7.2 million).

Fluctuations in Foreign Currency to U.S. Dollar Exchange Rates

Fluctuations in foreign currency to U.S. dollar exchange rates for countries in which we have operations can affect reported financial results. In years when foreign currencies weaken against the U.S. dollar, translating foreign currencies into U.S. dollars results in fewer U.S. dollars to be reported. When foreign currencies strengthen, translating foreign currencies into U.S. dollars results in more U.S. dollars to be reported.

In January 2002, the Argentine government ended its tie of the Argentine peso to the U.S. dollar, creating a dual currency system with an official fixed exchange rate of 1.4 pesos to 1.0 U.S. dollar for import and export transactions and a "free" floating exchange rate for other transactions, subsequently floating the Argentine peso in February. The devaluation is not expected to materially impact our consolidated results of operations.

Foreign currency exchange rate fluctuations create variances in our financial statement line items but have not had a material impact on our consolidated operating earnings and net income. Our consolidated operating earnings were negatively impacted $1.7 million, $0.6 million and $0.3 million for the years ended

December 31, 2001, 2000 and 1999, respectively, as a result of fluctuations in foreign currency to U.S. dollar exchange rates. For a discussion of our approaches to foreign currency exchange rate risk, see "Quantitative and Qualitative Disclosures about Market Risk."

Enron

In December 2001, Enron Corp., along with certain of its subsidiaries, filed voluntary petitions for Chapter 11 reorganization with the U.S. Bankruptcy Court. As a result, we recognized realized losses in 2001 for other than temporary impairments of $71.9 million related to our exposure to Enron Corp. and Enron related entities. Also included in net realized capital gains and losses in 2001 were losses of $65.8 million related to the sales of Enron investments. As of December 31, 2001, the remaining carrying amount of our investment in Enron Corp. and Enron related entities was $45.5 million.

Demutualization and Initial Public Offering

Effective October 26, 2001, Principal Mutual Holding Company converted from a mutual insurance holding company ("MIHC") to a stock company. All policyholder membership interests in Principal Mutual Holding Company were extinguished on that date and eligible policyholders of the MIHC received, in aggregate, 260.8 million shares of common stock, $1,177.5 million of cash and $472.6 million of policy credits as compensation.

In connection with the restructuring effective October 26, 2001, Principal Mutual Holding Company and two of its subsidiaries, Principal Financial Group, Inc., an Iowa corporation, and Principal Financial Services, Inc., an Iowa corporation, merged with and into Principal Iowa Newco, Inc., an Iowa corporation, which changed its name to Principal Financial Services, Inc. ("PFSI"). PFSI is a wholly-owned subsidiary of Principal Financial Group, Inc., a Delaware corporation.

In addition, on October 26, 2001, we completed our initial public offering ("IPO") in which we issued 100.0 million shares of common stock at a price of $18.50 per share. Net proceeds from the IPO were $1,753.9 million, of which $64.2 million was retained by Principal Financial Group, Inc., and $1,689.7 million was contributed to Principal Life. Proceeds were net of offering costs of $96.5 million and a related tax benefit of $0.4 million.

On November 9, 2001, we issued 15.0 million additional shares of common stock, at a price of $18.50 per share, as a result of the exercise of over-allotment options granted to underwriters in the IPO. Net proceeds from the over-allotment were $265.4 million.

Costs relating to the demutualization, excluding costs relating to the IPO, incurred through December 31, 2001, were $18.6 million and $7.2 million, net of tax, in 2001 and 2000, respectively. Demutualization expenses consist primarily of printing and mailing costs and our aggregate cost of engaging independent accounting, actuarial, financial, investment banking, legal and other consultants to advise us on the demutualization. In addition, our costs include the costs of the advisors of the Insurance Commissioner of the State of Iowa and the New York State Insurance Department, other regulatory authorities and internal allocated costs for staff and related costs associated with the demutualization.

Terrorist Attacks in the U.S.

On September 11, 2001, terrorist attacks in the U.S. resulted in significant loss of life and property, as well as interruption of business activities and an overall disruption of the world economy. As of December 31, 2001, we recognized $6.7 million, net of income tax and reinsurance, in our Life and Health Insurance segment in losses from individual and group life and disability insurance claims from these events.

The impact of the events of September 11, 2001, reduced our assets under management as a result of the declines in the U.S., Australian and other stock markets. These declines in the securities markets and reduced commercial and economic activity suppressed growth in our operating earnings and revenues during 2001.

Some of the assets in our investment portfolio may be adversely affected by the volatility in the securities markets and economic activity caused by the September 11, 2001 terrorist attacks and heightened security measures. In particular, this may lead to possible write-downs, loss of value or impairments with regard to securities issued by companies affected by these events. On December 31, 2001, we held corporate fixed maturity securities in the following sectors impacted most significantly by the September 11, 2001, terrorist attacks (carrying amounts noted in parenthesis): airlines ($245.9 million in public debt and $208.3 million in private debt), comprised mostly of equipment trust certificate transactions secured by aircraft; airline manufacturers and equipment providers ($239.0 million), comprised of public and private unsecured debt; property and casualty insurance companies ($28.9 million), comprised of public unsecured debt; and hotels and gaming companies ($168.9 million), comprised of public and private debt secured by hotel properties. As of December 31, 2001, we have not recognized any related other than temporary impairment of these assets.

Critical Accounting Policies

The increasing complexity of the business environment and applicable authoritative accounting guidance requires us to closely monitor our accounting policies. We have identified four critical accounting policies that are complex and require significant judgment. A summary of our critical accounting policies is intended to enhance the reader's ability to assess our financial condition and results of operations and the potential volatility due to changes in estimates and changes in guidance.

Accounting for Business Combinations

Our goodwill and other intangibles include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions. These assets are amortized on a straight-line basis generally over 8 to 40 years. The carrying amounts of goodwill and other intangibles are reviewed periodically for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the economic or competitive environments in which we operate, and profitability analyses on the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill and other intangibles are impaired, we determine whether the sum of the estimated undiscounted future cash flows of the subsidiary is less than the carrying value. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized for the excess of the carrying amount of assets over fair value.

We must exercise certain judgments and make estimates in the application of our policy for business combinations. We have some discretion in determining the fair value of assets acquired and liabilities assumed, lives assigned to acquired intangibles, the resulting amortization period, what indicators will trigger an impairment, whether those indicators are other than temporary, what economic or competitive factors affect valuation, valuation methodology, and key assumptions including discount rates and cash flow estimates.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations* ("SFAS 141"), and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142, effective January 1, 2002, prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Intangible assets with finite useful lives will continue to be amortized over their estimated useful lives. In 2001, our amortization expense for goodwill and intangible assets was $54.7 million, of which $48.5 million will not continue after January 1, 2002. Additionally, SFAS 142 requires that goodwill and indefinite-lived intangible assets be reviewed for impairment at least annually. This includes a more stringent impairment test methodology (fair value based on discounted cash flows) for measuring and recognizing impairment losses. We have estimated the impairment amount that will result from the adoption of SFAS 142 on January 1, 2002, and expect an after-tax impairment of approximately $300.0 million. The impairment will be recognized in our first quarter 2002 consolidated financial statements as a cumulative effect of a change in accounting principle.

Valuation of Invested Assets

Valuation Policies. In accordance with the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, we are required to classify our investments into one of three categories: held-to-maturity, available-for-sale or trading. We determine the appropriate classification of fixed maturity securities at the time of purchase. Fixed maturity securities include bonds, mortgage-backed securities, and redeemable preferred stock. We classify our fixed maturity securities as either available-for-sale or trading and, accordingly, carry them at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity net of related deferred policy acquisition costs and applicable taxes. Unrealized gains and losses related to trading securities are reflected in net realized capital gains and losses. The cost of fixed maturity securities is adjusted for amortization of premiums and accrual of discounts, both computed using the interest method. The cost of fixed maturity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported as a component of net realized capital gains and losses. For loan-backed and structured securities, we recognize income using a constant effective yield based on currently anticipated prepayments as determined by broker-dealer surveys or internal estimates and the estimated lives of the securities.

Equity securities include common stock and non-redeemable preferred stock. The cost of equity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported as a component of net realized capital gains and losses. Equity securities are classified as available-for-sale and, accordingly, are carried at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity net of related deferred policy acquisition costs and applicable taxes.

Real estate investments are reported at cost less accumulated depreciation. The initial cost bases of properties acquired through loan foreclosures are the lower of the fair market values of the properties at the time of foreclosure or the outstanding loan balance. Buildings and land improvements are generally depreciated on the straight-line method over the estimated useful life of improvements, and tenant improvement costs are depreciated on the straight-line method over the term of the related lease. We recognize impairment losses for our properties when indicators of impairment are present and a property's expected undiscounted cash flows are not sufficient to recover the property's carrying value. In such cases, the cost bases of the properties are reduced to fair value. Real estate expected to be disposed is carried at the lower of cost or fair value, less cost to sell, with valuation allowances established accordingly and depreciation no longer recognized. Any impairment losses and any changes in valuation allowances are reported as net realized capital losses.

Commercial and residential mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Any changes in the valuation allowances are reported as net realized capital gains and losses. We measure impairment based upon the present value of expected cash flows discounted at the loan's effective interest rate or the loan's observable market price. If foreclosure is probable, the measurement of any valuation allowance is based upon the fair value of the collateral. Residential mortgage loans held for sale and commercial mortgage loans held for sale are carried at lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

We sell commercial mortgage loans to an unconsolidated trust which then issues mortgage-backed securities. We may retain interests in the loans by purchasing portions of the securities from the issuance. Gain or loss on the sales of the mortgages depends in part on the previous carrying amounts of the financial assets involved in the transfer, which is allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Fair values are determined by quoted market prices of external buyers of each class of security purchased. The retained interests are thereafter carried at fair value with other fixed maturity investments.

We also sell residential mortgage loans and retain servicing rights which are retained interests in the sold loans. Gain or loss on the sales of the loans depends in part on the previous carrying amounts of the financial assets sold and the retained interests based on their relative fair values at the date of the transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so we estimate fair value based on the present value of the future expected cash flows using our best estimates of the key assumptions — prepayment speeds and option adjusted spreads commensurate with the risks involved.

We have developed a margin lending securitization program whereby we sell receivables to an unconsolidated trust that packages and sells interests to investors. We retain interest bearing subordinated tranches. The receivables are sold at face value, which approximates cost and fair value, to an unconsolidated trust, with no gain or loss recognized on the sale. Retained interests are initially carried at cost based on their fair values at the date of transfer, then carried at fair value thereafter.

We recognize impairment losses for fixed maturities and equity securities when declines in value are other than temporary.

Corporate private placement bonds represent a primary area of credit risk exposure. The corporate private placement bond portfolio is diversified by issuer and industry. We monitor the restrictive bond covenants which are intended to regulate the activities of issuers and control their leveraging capabilities.

Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a provision for loss is established for the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The provision for losses is reported as a net realized capital loss. Mortgage loans deemed to be uncollectible are charged against the allowance for losses, and subsequent recoveries are credited to the allowance for losses. The allowance for losses is maintained at a level believed adequate by us to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may change.

Valuation Models and Assumptions. Since many of the SFAS 115 assets that we invest in are private market assets, there are not readily available market quotes available to determine the fair market value of these assets as required by SFAS 115. These assets are valued by discounting future cash flows. The discount rate is based on a Treasury curve sourced from Bloomberg, credit spreads provided by Capital Management Sciences, and a liquidity-spread add-on determined by us. The spreads used are unique by credit rating for each asset. We also determine the credit ratings used in the process.

We must also determine the fair value of our non-exchange traded derivative contracts. Many of these values are calculated via models built in Bloomberg and are validated by confirmations with the counterparties and our valuation model.

Assumptions including prepayment speeds, defaults, and losses are used in the assessment of both the base case and subsequent testing of yields and valuations of asset-backed securities and commercial mortgage backed securities.

The assessment of the other than temporary losses and write-downs of invested assets (private bonds, mortgages, and real estate) also involves significant judgment. Both the recognition of a triggering event (timing) and the market value of private assets involves subjective assessments by us. In addition, the determination of the calculation and the adequacy of the mortgage loan reserve are also subjective. Our assessment of the adequacy of this reserve is based on our past experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of the underlying security, composition of the portfolio, and current economic conditions.

Insurance Reserves and Deferred Policy Acquisition Costs

Insurance reserves. Contractholder and policyholder liabilities (contractholder funds, future policy benefits and claims and other policyholder funds) include reserves for investment contracts and reserves for universal life, limited payment, participating and traditional life insurance policies. Investment contracts are contractholders' funds on deposit with us and generally include reserves for pension and annuity contracts. Reserves on investment contracts are equal to the cumulative deposits less any applicable charges plus credited interest.

Reserves for universal life insurance contracts are equal to cumulative premiums less charges plus credited interest which represents the account balances that accrue to the benefit of the policyholders. Reserves for non-participating term life insurance contracts are computed on a basis of assumed investment yield, mortality, morbidity and expenses, including a provision for adverse deviation, which generally varies by plan, year of issue and policy duration. Investment yield is based on our experience. Mortality, morbidity and withdrawal rate assumptions are based on our experience and are periodically reviewed against both industry standards and experience.

Reserves for participating life insurance contracts are based on the net level premium reserve for death and endowment policy benefits. This net level premium reserve is calculated based on dividend fund interest rate and mortality rates guaranteed in calculating the cash surrender values described in the contract.

The amount of dividends to policyholders is approved annually by Principal Life's board of directors. The amount of dividends to be paid to policyholders is determined after consideration of several factors including interest, mortality, morbidity and other expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Principal Life. At the end of the reporting period, Principal Life establishes a dividend liability for the pro-rata portion of the dividends expected to be paid on or before the next policy anniversary date.

Some of our policies and contracts require payment of fees in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue reserves upon receipt and included in other policyholder funds in the consolidated statements of financial position. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, we believe that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Reserves are the liabilities held on our books representing estimates of the amounts that will come due, at some point in our future, to our contractholders. The methods of establishing reserves are dictated by the FASB and NAIC, allowing for some degree of managerial judgment. As a basis for making management decisions, we conduct studies of our experience: mortality, morbidity, investment and expense. We compare our results to that of the industry to ensure actuarial credibility. Once this information is gathered, following common industry practices, the reserves are set. Our reserve levels are reviewed throughout the year using internal analysis, the annual audit, and statutory asset adequacy analysis. To the extent experience indicates a potential redundancy/deficiency, reserves would be released/increased.

Deferred policy acquisition costs. Commissions and other costs (underwriting, issuance and agency expenses and first-year bonus interest) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

Deferred policy acquisition costs for universal life-type insurance contracts and participating life insurance policies and investment contracts are being amortized over the lives of the policies and contracts in relation to the emergence of estimated gross profit margins. This amortization is adjusted retrospectively when estimates of current or future gross profits and margins to be realized from a group of products and contracts are revised. The deferred policy acquisition costs of non-participating term life insurance policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs would be written off to the extent that it is determined that future policy premiums and investment income or gross profit margins would not be adequate to cover related losses and expenses.

The deferred policy acquisition cost asset is amortized in relation to the gross profits of the underlying policies, over the expected lifetime of these policies. At issue, the pattern of expected gross profits is established based on our expectation of future profit margins. These profit margins contain assumptions relating to mortality, morbidity, investment yield and expenses. As actual experience emerges, the profit margins may vary from those expected either in magnitude or timing. For our universal life and investment contracts, we are required by accounting practice to reflect the actual gross profits of the underlying policies. In addition, we are required to revise our assumptions regarding future experience as soon as the current assumptions become no longer actuarially credible. Both actions, reflecting actual experience and changing future estimates, can cause changes in the amount of the asset and the pattern of future amortization.

Mortgage Loan Servicing Rights

Mortgage loan servicing rights represent the cost of purchasing or originating the right to receive cash flows from servicing mortgage loans. These costs are capitalized and amortized to operations over the estimated remaining life of the underlying loans using the interest method and taking into account appropriate prepayment assumptions. Capitalized mortgage loan servicing rights are periodically assessed for impairment, which is recognized in the consolidated statements of operations during the period in which impairment occurs by establishing a corresponding valuation allowance. For purposes of performing impairment evaluation, we stratify the servicing portfolio on the basis of specified predominant risk characteristics, including loan type and note rate. A valuation model is used to determine the fair value of each stratum. Cash flows are calculated using an internal prepayment model and discounted at a spread to London Inter-Bank Offer Rates ("LIBOR"). External valuations are obtained for comparison purposes.

We must exercise certain judgments and make estimates in the application of this policy. We have some discretion in determining interest rate assumptions to use in its estimates, but we are guided by the benchmark curve of LIBOR/Swap term structure, the volatility of interest rates derived from historical volatility in LIBOR/Swap rates, and the addition of mortgage spread to the modeled 10-year swap rate to derive the mortgage refinancing rate.

We develop prepayment models internally by examining the historical prepayment experience of our portfolio, given the historical interest rate environment. Servicing cost assumptions are derived from budgeted costs, interest differential, and foreclosure losses based on historical evidence, and amortization based on expected non-discounted cash flows. Servicing revenue assumptions are derived from historical experience and include principal and interest float, escrow float, prepayment float, late charges collected, and ancillary income.

Ratings

Insurance companies are assigned financial strength ratings by rating agencies based upon factors relevant to policyholders. Ratings provide both industry participants and insurance consumers meaningful information on specific insurance companies. Higher ratings generally indicate financial stability and a stronger ability to pay claims.

Principal Life has been assigned the following ratings:

Rating Agency	Financial Strength Rating	Rating Structure
A.M. Best Company, Inc.	A+ ("Superior") with a stable outlook	Second highest of 16 rating levels
Fitch Ratings	AA ("Very Strong") with a stable outlook	Third highest of 24 rating levels
Moody's Investors Service	Aa2 ("Excellent") with a stable outlook	Third highest of 21 rating levels
Standard & Poor's Rating Services	AA ("Very Strong") with a negative outlook	Third highest of 21 rating levels

A.M. Best's ratings for insurance companies range from "A++" to "S". A.M. Best indicates that "A++" and "A+" ratings are assigned to those companies that in A.M. Best's opinion have achieved superior overall performance when compared to the norms of the life insurance industry and have demonstrated a strong ability to meet their policyholder and other contractual obligations. Fitch's ratings for insurance companies range from "AAA" to "D". Fitch indicates that "AA" ratings are assigned to those companies that have demonstrated financial strength and a very strong capacity to meet policyholder and contractholder obligations on a timely basis. Moody's ratings for insurance companies range from "Aaa" to "C". Moody's indicates that "A ("Excellent")" ratings are assigned to those companies that have demonstrated excellent financial security. Standard & Poor's ratings for insurance companies range from "AAA" to "R". Standard & Poor's indicates that "AA" ratings are assigned to those companies that have demonstrated very strong financial security. In evaluating a company's financial and operating performance, these rating agencies review its profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its policy reserves and the experience and competency of its management.

We believe that our strong ratings are an important factor in marketing our products to our distributors and customers, since ratings information is broadly disseminated and generally used throughout the industry. Our ratings reflect each rating agency's opinion of our financial strength, operating performance and ability to meet our obligations to policyholders and are not evaluations directed toward the protection of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security, including our common stock.

Recent Developments

On February 1, 2002, we sold our remaining stake of 15.1 million shares in Coventry Health Care, Inc. common stock and a warrant, exercisable for approximately 3.1 million shares of Coventry common stock. Total estimated proceeds from the completion of this transaction are $325.2 million and we will recognize an estimated realized capital gain of $183.1 million, $114.6 million net of tax, during the first quarter of 2002.

On February 11, 2002, Fitch Ratings announced that Principal Life Insurance Company's financial strength rating had been lowered from "AA+" to "AA". The "AA" rating is considered to be "Very Strong". The outlook for the rating is "Stable".

On February 26, 2002, the company's board of directors authorized the repurchase of up to $450.0 million of the company's common stock. The repurchases will be made in the open market or through privately negotiated transactions from time to time, depending upon market conditions. Also on that date, Principal Life declared an ordinary dividend of $390.0 million payable to its parent on or about April 5, 2002.

Results of Operations

The following table presents summary consolidated financial information for the years indicated:

	For the year ended December 31,		
	2001	2000	1999
		(in millions)	
Income Statement Data:			
Revenues:			
Premiums and other considerations	$4,122.3	$3,996.4	$3,937.6
Fees and other revenues	1,814.7	1,576.3	1,287.3
Net investment income	3,394.5	3,172.3	3,072.0
Net realized capital gains (losses)	(514.0)	139.9	404.5
Total revenues	8,817.5	8,884.9	8,701.4
Expenses:			
Benefits, claims and settlement expenses	5,482.1	5,232.3	5,260.9
Dividends to policyholders	313.7	312.7	304.6
Operating expenses	2,573.2	2,479.4	2,070.3
Total expenses	8,369.0	8,024.4	7,635.8
Income before income taxes and cumulative effect of accounting change	448.5	860.5	1,065.6
Income taxes	79.0	240.3	323.5
Income before cumulative effect of accounting change	369.5	620.2	742.1
Cumulative effect of accounting change, net of related income taxes	(10.7)	—	—
Net income	$ 358.8	$ 620.2	$ 742.1
Other Data:			
Net income	$ 358.8	$ 620.2	$ 742.1
Less:			
Net realized capital gains (losses), as adjusted	(321.0)	93.1	266.9
Non-recurring items	(31.1)	(101.0)	—
Operating earnings	$ 710.9	$ 628.1	$ 475.2

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premiums and other considerations increased $125.9 million, or 3%, to $4,122.3 million for the year ended December 31, 2001, from $3,996.4 million for the year ended December 31, 2000. The increase reflected a $240.9 million, or 46%, increase from the U.S. Asset Management and Accumulation segment, primarily a result of an increase in premiums from single premium group annuities with life contingencies, which are typically used to fund defined benefit pension plan terminations. The premium income we receive from these contracts fluctuates due to the variability in the number and size of pension plan terminations in the market, the interest rate environment and our ability to attract new sales. In addition, a $124.4 million, or 56%, increase from the International Asset Management and Accumulation segment primarily resulted from the sale of a large group annuity contract with life contingencies in Mexico. The increases were partially offset by a $239.4 million, or 7%, decrease from the Life and Health Insurance segment, related to our decision to reinsure 100% of our group Medicare supplement insurance business effective July 1, 2000. Life and Health Insurance segment premiums also decreased due to group medical premium rate increases in 2000, which led to increased lapses and lower sales in 2001.

Fees and other revenues increased $238.4 million, or 15%, to $1,814.7 million for the year ended December 31, 2001, from $1,576.3 million for the year ended December 31, 2000. The increase was primarily due to a $350.8 million, or 93%, increase from the Mortgage Banking segment primarily resulting from mortgage loan production fee revenues, reflecting the increase in mortgage loan production volume. The increase was also due to a $26.7 million, or 12%, increase from the Life and Health Insurance segment, primarily related to an increase in group fee-for-service fee revenues, a result of growth in the business and fee rate increases, and an increase in interest-sensitive life insurance fee revenues, a result of growth in that block of business. The increases were partially offset by an $85.8 million, or 12%, decrease from the U.S. Asset Management and Accumulation segment primarily related to a decrease in surrender charge and market value adjustment revenues from pension products, primarily due to a declining interest rate environment and a decrease in the recognition of front-end fee revenues, a result of changes in assumptions consistent with unlocking of deferred policy acquisition costs in 2001. The increases were also partially offset by a $45.1 million, or 15%, decrease from the International Asset Management and Accumulation segment primarily as a result of declining assets under management for the year ended December 31, 2001, and the weakening of the Australian dollar versus the U.S. dollar.

Net investment income increased $222.2 million, or 7%, to $3,394.5 million for the year ended December 31, 2001, from $3,172.3 million for the year ended December 31, 2000. The increase was primarily a result of a $1,742.0 million, or 4%, increase in average invested assets and cash and also from an increase in investment yields, primarily resulting from our investment policy during 2000 to reposition the investment portfolio to maximize investment returns by selling lower yielding fixed income securities to allow for reinvestment in higher yielding fixed income securities. The yield on average invested assets and cash was 7.7% for the year ended December 31, 2001, compared to 7.5% for the year ended December 31, 2000.

Net realized capital gains (losses) decreased $653.9 million to $514.0 million of net realized capital losses for the year ended December 31, 2001, from $139.9 million of net realized capital gains for the year ended December 31, 2000. Realized capital losses of $137.7 million related to sales and impairments of our investment in Enron and related entities. These entities are in the process of bankruptcy proceedings. We sold our investment in United Payors and United Providers, and realized a capital gain of $90.6 million during the year ended December 31, 2000. We realized a capital loss of $38.4 million on the sale of our operations in Spain in 2001. We realized $22.0 million in losses in our international operations from the restructuring of government bonds in Argentina and $6.7 million of realized losses in our U.S. operations related to Argentine-based-bonds in 2001. The decrease also related to permanent impairments of other fixed maturity and equity securities which were $152.6 million, during the year ended December 31, 2001.

Benefits, claims and settlement expenses increased $249.8 million, or 5%, to $5,482.1 million for the year ended December 31, 2001, from $5,232.3 million for the year ended December 31, 2000. The increase was primarily due to a $272.5 million, or 12%, increase from the U.S. Asset Management and Accumulation segment, primarily reflecting the increase in reserves resulting from an increase in sales of single premium group annuities with life contingencies. The increase was also due to a $145.3 million, or 55%, increase from the International Asset Management and Accumulation segment due to an increase in the change in reserves and policy and contract benefit payments, primarily the result of the sale of a large group annuity contract with life contingencies in Mexico. The increases were partially offset by a $168.4 million, or 6%, decrease from the Life and Health Insurance segment, due to a reduction in group medical insurance business, improved group medical insurance claim experience and our decision to reinsure 100% of our group Medicare supplement insurance business effective July 1, 2000.

Dividends to policyholders increased $1.0 million to $313.7 million for the year ended December 31, 2001, from $312.7 million for the year ended December 31, 2000. The increase was attributable to a $2.1 million, or 46%, increase from the U.S. Asset Management and Accumulation segment, resulting from an increase in dividends for our pension full-service accumulation products. The increase was offset by a $1.1 million decrease from the Life and Health Insurance segment due to a change in methodology of estimating dividends. Additionally, the dividends in the Closed Block were reduced due to accumulated experience losses.

Operating expenses increased $93.8 million, or 4%, to $2,573.2 million for the year ended December 31, 2001, from $2,479.4 million for the year ended December 31, 2000. The increase was primarily due to a $269.6 million, or 95%, increase from the Mortgage Banking segment primarily resulting from an impairment of mortgage loan servicing rights and, to a lesser extent, due to growth in the mortgage loan servicing portfolio and an increase in the mortgage loan production volume. The increase also reflected a $22.2 million, or 3%, increase from the U.S. Asset Management and Accumulation segment, primarily reflecting an increase in Principal Bank operating expenses related to growth in bank operations and an increase in Principal Capital Management's operating expenses related to increases in compensation and recruiting costs and depreciation and securitization expenses. The increases were partially offset by an $89.1 million, or 53%, decrease from the Corporate and Other segment, primarily related to a non-recurring loss contingency reserve established during the year ended December 31, 2000, for sales practices litigation. The increases were also partially offset by a $79.0 million, or 9%, decrease from the Life and Health Insurance segment due to our decision to reinsure 100% of our group Medicare supplement insurance business effective July 1, 2000. In addition, the increases were partially offset by a $29.9 million, or 8%, decrease from the International Asset Management and Accumulation segment, primarily as a result of the weakening of the Australian dollar versus the U.S. dollar.

Income taxes decreased $161.3 million, or 67%, to $79.0 million for the year ended December 31, 2001, from $240.3 million for the year ended December 31, 2000. The effective income tax rate was 18% for the year ended December 31, 2001, and 28% for the year ended December 31, 2000. The effective income tax rates for the years ended December 31, 2001 and 2000, were lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received. Our effective income tax rate was also reduced in 2001 due to additional tax benefits related to excess tax over book capital losses realized from the sales of our operations in Spain and Indonesia. The decrease in the effective tax rate to 18% in 2001 from 28% in 2000 was primarily due to the decrease in net income before income taxes relative to our permanent tax differences which did not decrease.

As a result of the foregoing factors and the inclusion of the cumulative effect of accounting change, net of related income taxes, net income decreased $261.4 million, or 42%, to $358.8 million for the year ended December 31, 2001, from $620.2 million for the year ended December 31, 2000. The cumulative effect of accounting change was related to our implementation of SFAS 133.

For the year ended December 31, 2001, non-recurring items of $31.1 million, net of tax, included (1) the negative effects of: (a) expenses related to our demutualization ($18.6 million); (b) a cumulative effect of change in accounting related to our implementation of SFAS 133 ($10.7 million); and (c) an increase to our loss contingency reserve for sales practices litigation ($5.9 million) and (2) the positive effect of investment income generated from the proceeds of our IPO ($4.1 million). For the year ended December 31, 2000, non-recurring items of $101.0 million, net of tax, included the negative effects of: (1) a loss contingency reserve established for sales practices litigation ($93.8 million); and (2) expenses related to our demutualization ($7.2 million).

As a result of the foregoing factors and the exclusion of net realized capital gains (losses), as adjusted and nonrecurring items, operating earnings increased $82.8 million, or 13%, to $710.9 million for the year ended December 31, 2001, from $628.1 million for the year ended December 31, 2000. The increase resulted from a $76.7 million increase from the Mortgage Banking segment, primarily due to an increase in mortgage loan production volume. The increase was also due to a $38.9 million, or 24%, increase from the Life and Health Insurance segment, primarily a result of individual disability insurance reserve strengthening during 2000, and improved margins on individual life insurance business resulting from higher investment yields. The increases were partially offset by a $29.6 million, or 44%, decrease from the Corporate and Other segment, primarily due to a net recovery in 2000 of previously paid interest related to a successful tax audit appeal.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Premiums and other considerations increased $58.8 million, or 1%, to $3,996.4 million for the year ended December 31, 2000, from $3,937.6 million for the year ended December 31, 1999. The increase reflected a $59.9 million, or 2%, increase from the Life and Heath Insurance segment, primarily the result of increased sales of group dental insurance products and an increase in group medical premiums, primarily attributable to increased sales in 1999 and significant group medical premium rate increases. In addition, the increase was due to a $40.6 million, or 23%, increase from the International Asset Management and Accumulation segment, primarily related to sales of single premium annuities with life contingencies by new annuity companies we established in Mexico in July 1999 and in Argentina in August 1999. The increases were partially offset by a $41.3 million, or 7%, decrease from the U.S. Asset Management and Accumulation segment, primarily related to a decrease in premiums from single premium group annuities with life contingencies, which are typically used to fund defined benefit pension plan terminations. The premium income we receive from these contracts fluctuates due to the variability in the number and size of defined benefit pension plan terminations in the market and our ability to attract new sales.

Fees and other revenues increased $289.0 million, or 22%, to $1,576.3 million for the year ended December 31, 2000, from $1,287.3 million for the year ended December 31, 1999. The increase was primarily due to a $199.6 million increase from the International Asset Management and Accumulation segment, primarily resulting from the inclusion of fees and other revenues contributed by BT Financial Group, which we acquired in August 1999. The increase was also due to a $90.3 million, or 15%, increase from the U.S. Asset Management and Accumulation segment, primarily attributable to an increase in administrative fee revenues, reflecting an increase in the amortization of front-end fee revenues, a result of a change in our assumptions related to amortization of deferred policy acquisition costs attributable to pension products. We also received higher fee revenues related to surrender charges, which are fees charged to policyholders when they surrender an annuity for its cash value. Fee revenues also increased due to fees from pension customer-directed investment transfers, reflecting the higher interest rate environment and the resulting increased customer account activity. Fee revenues for U.S. pension products and services also increased, reflecting increased assets under management in 1999. The increase was also due to a $49.8 million, or 28%, increase from the Life and Health Insurance segment, primarily related to growth in our interest-sensitive life insurance block of business and increased fee revenues from our group fee-for-service business, primarily a result of an increase in members and fees. The increases were partially offset by a $31.2 million decrease from the Corporate and Other segment, which reflects a change in inter-segment eliminations included in this segment and the termination of a reinsurance and participation agreement under which we received fee revenues in 1999, but not in 2000. The increases were also partially offset by a $19.5 million, or 5%, decrease from the Mortgage Banking segment, primarily due to a decrease in residential mortgage loan production revenues as a result of the decrease in residential mortgage loan production volume during 2000.

Net investment income increased $100.3 million, or 3%, to $3,172.3 million for the year ended December 31, 2000, from $3,072.0 million for the year ended December 31, 1999. The increase was primarily due to an increase in investment yields due to higher interest rates on new investments. The yield on average invested assets and cash was 7.5% in 2000, compared to 7.4% in 1999. The increase was also due to a $934.8 million, or 2%, increase in average invested assets and cash.

Net realized capital gains decreased $264.6 million, or 65%, to $139.9 million for the year ended December 31, 2000, from $404.5 million for the year ended December 31, 1999. The decrease was due in part to a decrease in sales of invested assets, primarily equity securities, in 2000. In 1999, we sold a significant portion of our equity securities portfolio to reduce exposure to common stock and to realize appreciation. We also recognized an increase in net realized capital losses in 2000, compared to 1999, in our fixed income securities portfolio, reflecting our investment philosophy to reposition the investment portfolio to maximize investment returns by selling lower yielding fixed income securities to allow for reinvestment in higher yielding fixed income securities. In 1999, we sold a portion of our investment in United Payors and United Providers, a publicly traded service organization that acts as an intermediary between health care payors and health care providers, realizing a capital gain of $27.6 million. In 2000, we sold our remaining investment and realized a capital gain of $90.6 million.

Benefits, claims and settlement expenses decreased $28.6 million, or 1%, to $5,232.3 million for the year ended December 31, 2000, from $5,260.9 million for the year ended December 31, 1999. The decrease was primarily due to a $55.5 million, or 2%, decrease from the Life and Health Insurance segment, primarily resulting from the release of group medical and group Medicare supplement claim reserves established in 1999. The claim reserves were established in 1999 as a result of poor claim experience during the first three quarters of 1999 and an expectation that claims would continue to increase through the second quarter of 2000. Group Medicare supplement benefits, claims and settlement expenses also decreased as a result of our decision to cease new sales of group Medicare supplement insurance effective January 1, 2000, and our decision to reinsure all existing business as of July 1, 2000. In addition, the decrease was related to a $24.7 million, or 1%, decrease from the U.S. Asset Management and Accumulation segment primarily resulting from a decrease in benefit payments and reserve changes reflecting the decrease in our block of pension experience rated business and an increase in our guaranteed business. The decreases were partially offset by a $52.1 million, or 25%, increase from the International Asset Management and Accumulation segment, primarily due to an increase in the change in reserves and policy and contract benefit payments, primarily related to additional sales of annuity products with life contingencies in Mexico, Argentina and Chile.

Dividends to policyholders increased $8.1 million, or 3%, to $312.7 million for the year ended December 31, 2000, from $304.6 million for the year ended December 31, 1999. The increase was primarily attributable to a $12.5 million, or 4%, increase from the Life and Health Insurance segment due to increased dividends on traditional individual life insurance products, a result of a maturing in-force block. The increase was partially offset by a $4.4 million, or 49%, decrease in dividends from the U.S. Asset Management and Accumulation segment, which reflected a decrease in our block of pension experience rated business.

Operating expenses increased $409.1 million, or 20%, to $2,479.4 million for the year ended December 31, 2000, from $2,070.3 million for the year ended December 31, 1999. The increase was primarily due to a $160.2 million, or 76%, increase from the International Asset Management and Accumulation segment, primarily resulting from the inclusion of BT Financial Group in our financial results effective August 1999, including a $23.3 million increase amortization of goodwill and other intangibles. The increase also reflected a $121.5 million, or 20%, increase from the U.S. Asset Management and Accumulation segment, primarily due to a change in our assumptions related to amortization of deferred policy acquisition costs related to pension products and also due to an increase in pension salary and incentive compensation costs and other pension administrative expenses. In addition, the increase was due to a $116.0 million increase from the Corporate and Other segment, primarily related to an increase in our non-recurring loss contingency reserve for sales practices litigation and demutualization costs as well as additional interest costs related to private debt securities and commercial paper issued in connection with our acquisition of BT Financial Group. The increase was also due to a $39.5 million, or 5%, increase from the Life and Health Insurance segment, primarily due to expenses related to our group Medicare supplement business and higher group medical commissions. The increases were partially offset by a $28.1 million, or 9%, decrease from the Mortgage Banking segment, primarily a result of net gains we earned on hedges related to our servicing portfolio in 2000.

Income taxes decreased $83.2 million, or 26%, to $240.3 million for the year ended December 31, 2000, from $323.5 million for the year ended December 31, 1999. The effective income tax rate was 28% for the year ended December 31, 2000 and 30% for the year ended December 31, 1999. The effective income tax rates for 2000 and 1999 were lower than the corporate income tax rate of 35%, primarily due to income tax deductions allowed for corporate dividends received.

As a result of the foregoing factors, net income decreased $121.9 million, or 16%, to $620.2 million for the year ended December 31, 2000, from $742.1 million for the year ended December 31, 1999.

For the year ended December 31, 2000, non-recurring items of $101.0 million, net of tax, included the negative effects of: (1) a loss contingency reserve established for sales practices litigation ($93.8 million); and (2) expenses related to our demutualization ($7.2 million).

Operating earnings increased $152.9 million, or 32%, to $628.1 million for the year ended December 31, 2000, from $475.2 million for the year ended December 31, 1999. The increase resulted from a $71.6 million, or 79%, increase from the Life and Health Insurance segment, primarily due to improved earnings from our group medical business. The increase was also due to a $58.2 million increase from the Corporate and Other segment, primarily due to improved investment yields and lower expenses due in part to a net recovery of interest expense related to a successful tax audit appeal. In addition, the increase was due to a $29.9 million, or 78%, increase from the International Asset Management and Accumulation segment due to growth in our international operations, due in part to BT Financial Group, which we acquired in August 1999. Operating earnings from the U.S. Asset Management and Accumulation segment did not change as increases in revenues were offset by increases in expenses. These increases were partially offset by a $6.8 million, or 12%, decrease from the Mortgage Banking segment, primarily due to a decrease in mortgage loan production earnings, reflecting a decrease in production volume.

Results of Operations by Segment

We evaluate segment performance by segment operating earnings, which excludes the effect of net realized capital gains and losses, as adjusted, and non-recurring events and transactions. Segment operating earnings are determined by adjusting U.S. GAAP net income for net realized capital gains and losses, as adjusted, and non-recurring items that we believe are not indicative of overall operating trends. While these items may be significant components in understanding and assessing our consolidated financial performance, we believe the presentation of segment operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, recurring operations of our businesses. However, segment operating earnings are not a substitute for net income determined in accordance with U.S. GAAP.

The following table presents segment information as of or for the years ended December 31, 2001, 2000 and 1999:

	As of or for year ended December 31,		
	2001	2000	1999
		(in millions)	
Operating revenues by segment:			
U.S. Asset Management and Accumulation	$ 3,800.0	$ 3,533.9	$ 3,472.6
International Asset Management and Accumulation	734.0	630.7	379.6
Life and Health Insurance	3,946.4	4,122.6	3,985.5
Mortgage Banking	757.4	359.8	398.3
Corporate and Other(1)	100.8	97.1	61.9
Total operating revenues	9,338.6	8,744.1	8,297.9
Net realized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues	(527.4)	140.8	403.5
Non-recurring interest income(2)	6.3	—	—
Total consolidated revenues	$ 8,817.5	$ 8,884.9	$ 8,701.4
Operating earnings (loss) by segment:			
U.S. Asset Management and Accumulation	$ 353.8	$ 356.6	$ 356.6
International Asset Management and Accumulation	(8.9)	(8.5)	(38.4)
Life and Health Insurance	201.2	162.3	90.7
Mortgage Banking	126.7	50.0	56.8
Corporate and Other	38.1	67.7	9.5
Total operating earnings	710.9	628.1	475.2
Net realized capital gains (losses), as adjusted(3)	(321.0)	93.1	266.9
Non-recurring items(4)	(31.1)	(101.0)	—
U.S. GAAP Reported:			
Net income	$ 358.8	$ 620.2	$ 742.1
U.S. GAAP reported net income (loss) by segment:			
U.S. Asset Management and Accumulation	$ 178.3	$ 320.7	$ 321.2
International Asset Management and Accumulation	(38.1)	(7.1)	(30.7)
Life and Health Insurance	167.5	209.6	100.8
Mortgage Banking	126.7	50.0	56.8
Corporate and Other	(75.6)	47.0	294.0
Total net income	$ 358.8	$ 620.2	$ 742.1
Total assets by segment:			
U.S. Asset Management and Accumulation(5)	$68,543.8	$65,795.9	$65,096.4
International Asset Management and Accumulation	4,956.9	5,525.9	5,926.8
Life and Health Insurance	10,776.2	10,569.0	10,070.8
Mortgage Banking	2,718.8	1,556.3	1,737.7
Corporate and Other(6)	1,354.8	957.8	1,121.5
Total assets	$88,350.5	$84,404.9	$83,953.2

(1) Includes inter-segment eliminations primarily related to internal investment management fee revenues, commission fee revenues paid to U.S. Asset Management and Accumulation agents for selling Life and

Health Insurance segment insurance products, and real estate joint venture rental income. The Corporate and Other segment reported rental income from real estate joint ventures for office space used by other segments.

(2) For the year ended December 31, 2001, non-recurring interest income included the positive effect of investment income generated from the proceeds of our IPO.

(3) Net realized capital gains (losses), as adjusted, are net of tax, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services and certain market value adjustments to fee revenues.

	For the year ended December 31,		
	2001	2000	1999
		(in millions)	
Net realized capital gains (losses)	$(514.0)	$139.9	$ 404.5
Certain market value adjustments to fee revenues	(14.9)	—	—
Recognition of front-end fee revenues	1.5	0.9	(1.0)
Net realized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues	(527.4)	140.8	403.5
Amortization of deferred policy acquisition costs related to net realized capital gains (losses)	18.6	(0.3)	4.4
Net realized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues, net of related amortization of deferred policy acquisition costs	(508.8)	140.5	407.9
Income tax effect	187.8	(47.4)	(141.0)
Net realized capital gains (losses), as adjusted	$(321.0)	$ 93.1	$ 266.9

(4) For the year ended December 31, 2001, non-recurring items of $31.1 million, net of tax, included (a) the negative effects of: (i) expenses related to our demutualization ($18.6 million); (ii) a cumulative effect of change in accounting principle related to our implementation of SFAS 133 ($10.7 million); and (iii) an increase to our loss contingency reserve for sales practices litigation ($5.9 million) and (b) the positive effect of investment income generated from the proceeds of our IPO ($4.1 million). For the year ended December 31, 2000, non-recurring items of $101.0 million, net of tax, included the negative effects of: (a) a loss contingency reserve established for sales practices litigation ($93.8 million) and (b) expenses related to our demutualization ($7.2 million).

(5) U.S. Asset Management and Accumulation assets increased $1.3 billion at December 31, 2001, primarily due to shares of the Principal Financial Group stock allocated to a separate account, a result of our demutualization. Activity of the separate account was reflected in both separate account assets and separate account liabilities and did not impact our results of operations.

(6) Includes inter-segment elimination amounts related to internally generated mortgage loans and an internal line of credit. The U.S. Asset Management and Accumulation segment and Life and Health Insurance segment reported mortgage loan assets issued for real estate joint ventures. These mortgage loans were reported as liabilities in the Corporate and Other segment. In addition, the Corporate and Other segment managed a revolving line of credit used by other segments.

U.S. Asset Management and Accumulation Segment

The following table presents certain summary financial data relating to the U.S. Asset Management and Accumulation segment for the years indicated:

	For the year ended December 31,		
	2001	2000	1999
		(in millions)	
Operating Earnings Data:			
Operating revenues(1):			
Premiums and other considerations	$ 766.3	$ 525.4	$ 566.7
Fees and other revenues	633.1	704.6	616.2
Net investment income	2,400.6	2,303.9	2,289.7
Total operating revenues	3,800.0	3,533.9	3,472.6
Expenses:			
Benefits, claims and settlement expenses, including dividends to policyholders	2,589.8	2,315.2	2,344.3
Operating expenses	773.9	740.9	626.3
Total expenses	3,363.7	3,056.1	2,970.6
Pre-tax operating earnings	436.3	477.8	502.0
Income taxes	82.5	121.2	145.4
Operating earnings	353.8	356.6	356.6
Net realized capital losses, as adjusted	(164.7)	(35.9)	(35.4)
Non-recurring items	(10.8)	—	—
U.S. GAAP Reported:			
Net income	$ 178.3	$ 320.7	$ 321.2

(1) Excludes net realized capital losses and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premiums and other considerations increased $240.9 million, or 46%, to $766.3 million for the year ended December 31, 2001, from $525.4 million for the year ended December 31, 2000. The increase primarily resulted from a $236.5 million increase in premiums from single premium group annuities with life contingencies, which are typically used to fund defined benefit pension plan terminations. Despite a less attractive economic environment in late 2001, strong sales early in 2001 resulted in increased premiums for the year. Sales were not as strong late in the year due to poor economic conditions. The premium income we receive from these contracts fluctuates due to the variability in the number and size of pension plan terminations in the market, the interest rate environment and our ability to attract new sales.

Fees and other revenues decreased $71.5 million, or 10%, to $633.1 million for the year ended December 31, 2001, from $704.6 million for the year ended December 31, 2000. A decrease of $83.4 million related to a decrease in surrender charge and market value adjustment revenues from pension products, primarily due to the declining interest rate environment; a decrease in recognition of front-end fee revenues due to changes in assumptions consistent with unlocking of deferred policy acquisition costs during 2001; and a decrease in fee revenues due to generally poor performance in the equity markets, resulting in a lower asset base in 2001. A decrease of $7.6 million resulted from intra-segment eliminations. In addition, a $7.4 million decrease reflected lower commission fee revenues primarily from sales of variable products and third-party mutual funds and lower mutual fund fee revenues from a decrease in mutual fund assets under management.

The decreases were partially offset by an increase of $27.8 million from Principal Capital Management due to commercial mortgage-backed securitizations.

Net investment income increased $96.7 million, or 4%, to $2,400.6 million for the year ended December 31, 2001, from $2,303.9 million for the year ended December 31, 2000. The increase reflects a $1,423.2 million, or 4%, increase in average invested assets and cash for the segment. The yield on average invested assets and cash was 7.3% for the years ended December 31, 2001 and 2000.

Benefits, claims and settlement expenses, including dividends to policyholders, increased $274.6 million, or 12%, to $2,589.8 million for the year ended December 31, 2001, from $2,315.2 million for the year ended December 31, 2000. An increase of $272.4 million in our pension full-service payout business reflected the increase in reserves resulting from an increase in sales of single premium group annuities with life contingencies. An additional $67.1 million increase from our pension investment-only business related to an increase in interest credited due to growth in our investment-only business. Partially offsetting the increases was a $74.6 million decrease in our pension full-service accumulation business reflecting a decrease in interest credited, primarily a result of a declining interest rate environment.

Operating expenses increased $33.0 million, or 4%, to $773.9 million for the year ended December 31, 2001, from $740.9 million for the year ended December 31, 2000. An increase of $36.8 million from Principal Bank resulted primarily from growth in bank operations. Additionally, an increase of $30.2 million from Principal Capital Management resulted primarily from an increase in compensation and recruiting costs due to growth in operations, an increase in depreciation expense of capitalized system implementation costs, and an increase in securitization expenses due to an increase in the number of securitization transactions closed in 2001. The increases were partially offset by an $18.8 million decrease from our pension business due to a decrease in the amortization of deferred policy acquisition costs from unlocking to reflect changes in assumptions for equity market performance. The pension expense decrease was partially offset by increases in expenses for sales and marketing initiatives; write-off of the remaining goodwill for Trustar, our pension administration only subsidiary; general growth in operations and amortization of software costs. The increase in segment operating expenses was also partially offset by a $7.6 million decrease from intra-segment eliminations. Also offsetting the increases was a $4.4 million decrease from our individual annuity business reflecting decreases in non-deferrable expenses and amortization of deferred policy acquisition costs. The amortization of deferred policy acquisition costs was lower in 2001 as the impact of unlocking the amortization for actual experience was less in 2001 than in 2000.

Income taxes decreased $38.7 million, or 32%, to $82.5 million for the year ended December 31, 2001, from $121.2 million for the year ended December 31, 2000. The effective income tax rate for this segment was 19% for the year ended December 31, 2001, and 25% for the year ended December 31, 2000. The effective income tax rates for the years ended December 31, 2001 and 2000, were lower than the corporate income tax rate of 35%, as a result of income tax deductions allowed for corporate dividends received, for which an estimated benefit recognition rate increased during 2001 compared to 2000, and other tax-exempt income.

As a result of the foregoing factors, operating earnings decreased $2.8 million, or 1%, to $353.8 million for the year ended December 31, 2001, from $356.6 million for the year ended December 31, 2000.

Net realized capital losses, as adjusted, increased $128.8 million to $164.7 million for the year ended December 31, 2001, from $35.9 million for the year ended December 31, 2000. The increase includes realized capital losses of $62.3 million related to sales and impairments of our investment in Enron and related entities. These entities are in the process of bankruptcy proceedings. Other permanent impairments of certain fixed maturity securities were $92.1 million during the year ended December 31, 2001. The increase also reflects the current period impact of SFAS 133 for derivatives and fewer real estate sales in the year ended December 31, 2001, compared to the year ended December 31, 2000. The increases were partially offset by the positive effects of a change in the mortgage loan valuation allowance, primarily reflecting the decrease in the amount invested in commercial mortgage loans.

As a result of the foregoing factors and the inclusion of non-recurring items for the year ended December 31, 2001, net income decreased $142.4 million, or 44%, to $178.3 million for the year ended

December 31, 2001, from $320.7 million for the year ended December 31, 2000. Non-recurring items for the year ended December 31, 2001, had a negative impact on net income of $10.8 million, net of tax, due to the cumulative effect of accounting change, net of income taxes, related to our implementation of SFAS 133.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Premiums and other considerations decreased $41.3 million, or 7%, to $525.4 million for the year ended December 31, 2000, from $566.7 million for the year ended December 31, 1999. The decrease was primarily due to a $43.3 million decrease in premiums from single premium group annuities with life contingencies, which are typically used to fund defined benefit pension plan terminations. The premium income we receive from these contracts fluctuates due to the variability in the number and size of pension plan terminations in the market and our ability to attract new sales. This decrease was partially offset by a $2.0 million increase related to increased sales of our single premium individual annuities with life contingencies.

Fees and other revenues increased $88.4 million, or 14%, to $704.6 million for the year ended December 31, 2000, from $616.2 million for the year ended December 31, 1999. The increase was primarily related to a $74.2 million increase in administrative fee revenues for pension products and services. The increase in administrative fee revenues reflected an increase in the amortization of front-end fee revenues, a result of a change in our assumptions related to amortization of deferred policy acquisition costs attributable to pension products. We also received higher fee revenues from surrender charges and pension customer-directed investment transfers, reflecting the higher interest rate environment and increased customer account activity. The increase in fee revenues was also due in part to growth in assets under management related to our pension products in 1999. An increase of $13.0 million was primarily due to investment management fee revenues from our mutual fund business and commission fee revenues related to sales of third-party mutual funds. An increase of $5.6 million in individual annuity fees, primarily a result of growth in separate account assets related to individual annuity products, also contributed to the segment increase. The increase in fees and other revenues was partially offset by a $5.6 million decrease in fee revenues related to Principal Capital Management, primarily a result of a decrease in proceeds related to commercial mortgage-backed securitization transactions.

Net investment income increased $14.2 million, or 1%, to $2,303.9 million for the year ended December 31, 2000, from $2,289.7 million for the year ended December 31, 1999. The increase was primarily due to a $1,561.6 million, or 5%, increase in average invested assets and cash for the segment. The yield on average invested assets and cash was 7.3% for the year ended December 31, 2000, compared to 7.6% for the year ended December 31, 1999, due to a decrease in interest credited on assets backing allocated capital. The decrease in interest credited was partially offset by higher interest rates on fixed income investments backing product liabilities.

Benefits, claims and settlement expenses, including dividends to policyholders, decreased $29.1 million, or 1%, to $2,315.2 million for the year ended December 31, 2000, from $2,344.3 million for the year ended December 31, 1999. A decrease of $26.7 million in benefits and reserve changes, and a $4.5 million decrease in dividends to policyholders were both related to our full-service pension accumulation products, reflecting the decrease in our block of pension experience rated business and an increase in our guaranteed business. An additional $21.4 million decrease was attributable to decreased sales of single premium group annuities with life contingencies. Partially offsetting these decreases was a $19.5 million increase related to our investment-only business, primarily reflecting an increase in interest credited due to the growth in our investment-only business. An additional $3.8 million increase was primarily related to an increase in interest credited on individual fixed annuities and the fixed component of variable annuities, a result of higher interest crediting rates during 2000.

Operating expenses increased $114.6 million, or 18%, to $740.9 million for the year ended December 31, 2000, from $626.3 million for the year ended December 31, 1999. An increase of $57.3 million was primarily due to a change in our assumptions related to amortization of deferred policy acquisition costs attributable to pension products. An additional $28.7 million increase was primarily related to an increase in pension salary and incentive compensation costs and other pension administrative costs. Operating expenses also increased

$9.7 million for our mutual fund business, primarily the result of increased sales of third-party mutual funds and also due to other mutual fund operating expenses. An $8.3 million increase in operating expenses related to our individual annuity business was primarily due to an increase in amortization of deferred policy acquisition costs. Additionally, a $6.5 million increase in operating expenses for Principal Capital Management was primarily related to an increase in incentive compensation costs.

Income taxes decreased $24.2 million, or 17%, to $121.2 million for the year ended December 31, 2000, from $145.4 million for the year ended December 31, 1999. The effective income tax rate for this segment was 25% for the year ended December 31, 2000, and 29% for the year ended December 31, 1999. The effective income tax rates were lower than the corporate income tax rate of 35%, primarily due to income tax deductions allowed for corporate dividends received and other tax-exempt income.

As a result of the foregoing factors, operating earnings were $356.6 million for the years ended December 31, 2000 and 1999.

Net realized capital losses, as adjusted, increased to $35.9 million for the year ended December 31, 2000, from $35.4 million for the year ended December 31, 1999. This segment recognized net realized capital losses consistent with our change in investment philosophy, which increased portfolio activity. We repositioned the investment portfolio to maximize operating investment returns by selling lower yielding fixed income securities to allow for reinvestment in higher yielding fixed income securities. This repositioning of the portfolio generated net realized capital losses.

As a result of the foregoing factors, net income decreased to $320.7 million for the year ended December 31, 2000, from $321.2 million for the year ended December 31, 1999.

International Asset Management and Accumulation Segment

The following table presents certain summary financial data relating to the International Asset Management and Accumulation segment for the years indicated:

	For the year ended December 31,		
	2001	2000	1999
		(in millions)	
Operating Earnings Data:			
Operating revenues(1):			
Premiums and other considerations	$344.9	$220.5	$179.9
Fees and other revenues	260.1	305.2	105.6
Net investment income	129.0	105.0	94.1
Total operating revenues	734.0	630.7	379.6
Expenses:			
Benefits, claims and settlement expenses	407.5	262.2	210.1
Operating expenses	342.4	372.3	212.1
Total expenses	749.9	634.5	422.2
Pre-tax operating loss	(15.9)	(3.8)	(42.6)
Income taxes (benefits)	(7.0)	4.7	(4.2)
Operating loss	(8.9)	(8.5)	(38.4)
Net realized capital gains (losses), as adjusted	(29.2)	1.4	7.7
Non-recurring items	—	—	—
U.S. GAAP Reported:			
Net loss	$(38.1)	$ (7.1)	$(30.7)
Other Data:			
Operating earnings (loss):			
Principal International	$ 5.9	$(14.8)	$(33.6)
BT Financial Group	(14.8)	6.3	(4.8)
Operating earnings (loss) before amortization of goodwill and other intangibles:			
Principal International	$ 14.3	$ (3.9)	$(31.3)
BT Financial Group	11.9	32.4	6.7

(1) Excludes net realized capital gains (losses) and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premiums and other considerations increased $124.4 million, or 56%, to $344.9 million for the year ended December 31, 2001, from $220.5 million for the year ended December 31, 2000. An increase of $166.4 million in Mexico was the result of increased sales of single premium annuities with life contingencies, primarily resulting from the sale of a large group annuity contract. The increase was partially offset by the loss of $36.4 million of premiums and other considerations due to the February 2001 divestiture of our operations in Spain.

Fees and other revenues decreased $45.1 million, or 15%, to $260.1 million for the year ended December 31, 2001, from $305.2 million for the year ended December 31, 2000. A decrease of $61.7 million of fee revenues contributed by BT Financial Group resulted from declining assets under management for the year ended December 31, 2001, the weakening of the Australian dollar versus the U.S. dollar and divestiture of non-core businesses in 2001. The decrease was partially offset by a $16.6 million increase in Principal International fee revenues, primarily a result of an increase in the number of retirement plan participants in Mexico and deposits growth in Hong Kong resulting from sales to plans established under the new Mandatory Provident Fund that started in December 2000.

Net investment income increased $24.0 million, or 23%, to $129.0 million for the year ended December 31, 2001, from $105.0 million for the year ended December 31, 2000. An increase of $36.1 million from Principal International related to a 21% increase in average invested assets and cash and an increase in investment yields. The yield on average invested assets and cash was 9.6% for the year ended December 31, 2001, compared to 8.0% for the year ended December 31, 2000. The increase in investment yields was partially due to the impact of inflation on nominal yields in Chile, which was offset by a corresponding increase in reserve changes. The increase in net investment income was partially offset by the $8.7 million loss of net investment income resulting from the divestiture of our operations in Spain and a $2.7 million decrease related to BT Financial Group.

Benefits, claims and settlement expenses increased $145.3 million, or 55%, to $407.5 million for the year ended December 31, 2001, from $262.2 million for the year ended December 31, 2000. An increase in reserve changes and policy and contract benefit payments of $171.6 million in Mexico was primarily the result of the sale of a large group annuity contract with life contingencies. An increase of $15.1 million in Chile primarily related to an increase in reserve changes to reflect the impact of inflation adjustments. The increases were partially offset by the loss of $43.8 million of benefits, claims and settlement expenses resulting from the divestiture of our operations in Spain.

Operating expenses decreased $29.9 million, or 8%, to $342.4 million for the year ended December 31, 2001, from $372.3 million for the year ended December 31, 2000. Operating expenses incurred by BT Financial Group decreased $26.6 million, primarily resulting from the weakening of the Australian dollar versus the U.S. dollar. In addition, staff restructuring efforts undertaken to reduce ongoing operating expenses resulted in a 37% decrease of staff levels and a resulting decrease in salary and incentive costs. The decreases were partially offset by an increase in costs associated with the restructuring efforts and an increase in amortization of goodwill and other intangibles.

Income tax expense (benefits) decreased $11.7 million to a $7.0 million income tax benefit for the year ended December 31, 2001, from $4.7 million of income tax expense for the year ended December 31, 2000. A $16.7 million decrease was primarily due to a decrease in pre-tax operating earnings from BT Financial Group. The decrease was offset by a $5.0 million increase primarily due to an increase in pre-tax operating earnings from Principal International.

As a result of the foregoing factors, operating loss increased $0.4 million, or 5%, to $8.9 million for the year ended December 31, 2001, from $8.5 million for the year ended December 31, 2000.

Net realized capital gains (losses), as adjusted, decreased $30.6 million to $29.2 million of net realized capital losses for the year ended December 31, 2001, from $1.4 million of net realized capital gains for the year ended December 31, 2000. The decrease was primarily due to a $21.0 million after-tax net realized capital loss on the February 2001 sale of our operations in Spain. In addition, a $13.9 million decrease related to losses resulting from the permanent impairment of certain fixed maturity securities in Argentina.

As a result of the foregoing factors, net loss increased $31.0 million to $38.1 million for the year ended December 31, 2001, from $7.1 million for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Premiums and other considerations increased $40.6 million, or 23%, to $220.5 million for the year ended December 31, 2000, from $179.9 million for the year ended December 31, 1999. Increases of $16.9 million in Mexico, $16.7 million in Argentina and $5.9 million in Chile were primarily a result of increased sales of single premium annuities with life contingencies. The increased sales in Mexico were primarily a result of sales by Principal Pensiones, S.A. de C.V., an annuity company we established in July 1999. The increased sales in Argentina primarily resulted from sales by an annuity company we established in August 1999.

Fees and other revenues increased $199.6 million to $305.2 million for the year ended December 31, 2000, from $105.6 million for the year ended December 31, 1999. The increase was primarily related to a $180.2 million increase resulting from the contribution of fee revenues by BT Financial Group, which we acquired in August 1999. In addition, an $8.1 million increase was primarily due to lower fees and other revenues recognized for the year ended December 31, 1999, related to El Roble in Chile. An additional $6.5 million increase was primarily attributable to higher fee revenues from administering retirement funds in Mexico, due to the implementation of a more attractive pricing structure for our customers, which also resulted in increased retention of existing accounts and an increased number of covered lives.

Net investment income increased $10.9 million, or 12%, to $105.0 million for the year ended December 31, 2000, from $94.1 million for the year ended December 31, 1999. An $11.3 million increase was primarily attributable to an increase in average invested assets in Principal International. In addition, an $11.2 million increase resulted from our equity method investment gains related to our pro rata share of net income, excluding the effect of goodwill amortization, of BrasilPrev Previdencia Privada S.A., a pension company in Brazil in which we acquired a minority interest in October 1999. The increases were partially offset by an $8.7 million decrease related to the inclusion of BT Financial Group, primarily related to its margin lending business. The margin lending business was securitized in late 1999, which resulted in a shift of income generation from net investment income to fee revenues in 2000. The increases were also partially offset by a $3.1 million equity method investment loss related to our pro rata share of net loss of ING/Principal Pensions Co., Ltd., a pension company in Japan in which we acquired a minority interest in January 2000.

Benefits, claims and settlement expenses increased $52.1 million, or 25%, to $262.2 million for the year ended December 31, 2000, from $210.1 million for the year ended December 31, 1999. The increase was primarily due to an increase in reserve changes and policy and contract benefit payments of $18.5 million in Mexico and $18.4 million in Argentina, the result of increased sales of single premium annuities with life contingencies. In addition, a $13.4 million increase in reserve changes and policy and contract benefit payments in Chile primarily resulted from the increased sales of annuity products and the implementation of a new reserve calculation method to refine reserve calculations.

Operating expenses increased $160.2 million, or 76%, to $372.3 million for the year ended December 31, 2000, from $212.1 million for the year ended December 31, 1999. The increase was primarily due to a $151.1 million increase resulting from the inclusion of operating expenses incurred by BT Financial Group, including a $23.3 million increase in amortization of goodwill and other intangibles. The increase also included $6.0 million of amortization of goodwill and present value of future profits related to BrasilPrev, which we acquired in October 1999.

Income tax expense (benefits) increased $8.9 million to $4.7 million of income tax expense for the year ended December 31, 2000, from a $4.2 million income tax benefit for the year ended December 31, 1999. The increase was primarily due to $9.1 million of income tax expense related to an increase in pre-tax operating earnings from BT Financial Group.

As a result of the foregoing factors, operating loss decreased $29.9 million, or 78%, to $8.5 million for the year ended December 31, 2000, from $38.4 million for the year ended December 31, 1999.

Net realized capital gains, as adjusted, decreased $6.3 million, or 82%, to $1.4 million for the year ended December 31, 2000, from $7.7 million for the year ended December 31, 1999. The decrease was primarily due to a $4.7 million decrease in net realized capital gains in Principal International, resulting from repositioning of investment portfolios to better match long-term liabilities and assets for the year ended December 31, 1999. In addition, net realized capital gains, as adjusted, in 1999 included a $1.7 million gain on the sale of minority interest in a capital management company, which was sold following the acquisition of BT Financial Group.

As a result of the foregoing factors, net loss decreased $23.6 million, or 77%, to $7.1 million for the year ended December 31, 2000, from $30.7 million for the year ended December 31, 1999.

Life and Health Insurance Segment

The following table presents certain summary financial data relating to the Life and Health Insurance segment for the years indicated:

	For the year ended December 31,		
	2001	2000	1999
		(in millions)	
Operating Earnings Data:			
Operating Revenues(1):			
Premiums and other considerations	$3,011.1	$3,250.5	$3,190.6
Fees and other revenues	256.7	230.0	180.2
Net investment income	678.6	642.1	614.7
Total operating revenues	3,946.4	4,122.6	3,985.5
Expenses:			
Benefits, claims and settlement expenses	2,491.0	2,659.4	2,714.9
Dividends to policyholders	307.0	308.1	295.6
Operating expenses	842.7	913.6	872.0
Total expenses	3,640.7	3,881.1	3,882.5
Pre-tax operating earnings	305.7	241.5	103.0
Income taxes	104.5	79.2	12.3
Operating earnings	201.2	162.3	90.7
Net realized capital gains (losses), as adjusted	(33.8)	47.3	10.1
Non-recurring items	0.1	—	—
U.S. GAAP Reported:			
Net income	$ 167.5	$ 209.6	$ 100.8

(1) Excludes net realized capital gains (losses) and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premiums and other considerations decreased $239.4 million, or 7%, to $3,011.1 million for the year ended December 31, 2001, from $3,250.5 million for the year ended December 31, 2000. Group Medicare supplement insurance premiums decreased $98.4 million, resulting from our decision to reinsure 100% of this business effective July 1, 2000. Group medical premium rate increases in 2000 led to increased lapses and lower sales, which resulted in a $95.0 million decrease in premiums. Group life insurance premiums decreased $55.8 million, primarily due to the loss of two large customers and, to a lesser extent, a result of declines in sales during 2001 as we transitioned to a newly established dedicated non-medical sales force. Group life sales also decreased as a result of pricing actions on our group medical business, as these products are often sold together. Increases in group dental premiums of $11.3 million partially offset the declines in other products. The increases were primarily due to a larger membership base early in the year due to an increase in sales in 2000 and also due to increases in dental premium rates.

Fees and other revenues increased $26.7 million, or 12%, to $256.7 million for the year ended December 31, 2001, from $230.0 million for the year ended December 31, 2000. Fee revenues from our group fee-for-service business increased $23.6 million, primarily due to growth in that business and, to a lesser extent, increases in fee rates. Fee revenues from individual interest-sensitive life insurance products increased $10.5 million, a result of continued growth in that business. The growth reflected a continued shift in customer preference from individual traditional life insurance products to individual universal life and individual variable universal life insurance products. The increases were partially offset by a $6.8 million decrease in individual traditional life insurance fee revenues, primarily related to classifying fees from reinsurance ceded for traditional life insurance as operating expenses. The fees from reinsurance were previously reported as fee revenues.

Net investment income increased $36.5 million, or 6%, to $678.6 million for the year ended December 31, 2001, from $642.1 million for the year ended December 31, 2000. The increase was primarily due to a $265.1 million, or 3%, increase in average invested assets and cash for the segment. Net investment income also increased due to an increase in average investment yields for the segment. The yield on average invested assets and cash was 7.6% for the year ended December 31, 2001, compared to 7.4% for the year ended December 31, 2000.

Benefits, claims and settlement expenses decreased $168.4 million, or 6%, to $2,491.0 million for the year ended December 31, 2001, from $2,659.4 million for the year ended December 31, 2000. Group medical insurance benefits, claims and settlement expenses decreased $61.1 million, due to a reduction in business and to improved claim experience, partially offset by reserve releases during the year ended December 31, 2000. Group Medicare supplement insurance benefits, claims and settlement expenses decreased $59.3 million, resulting from our decision to reinsure 100% of this business effective July 1, 2000. Group life insurance benefits, claims and settlement expenses decreased $48.0 million due to the loss of two large customers and an overall decline in business. Individual disability benefits, claims and settlement expenses decreased $29.8 million, primarily a result of claim reserve strengthening during 2000.

Dividends to policyholders decreased $1.1 million to $307.0 million for the year ended December 31, 2001, from $308.1 million for the year ended December 31, 2000. The decrease was primarily a result of a change in methodology of estimating dividends. Additionally, the dividends in the Closed Block were reduced due to accumulated experience losses.

Operating expenses decreased $70.9 million, or 8%, to $842.7 million for the year ended December 31, 2001, from $913.6 million for the year ended December 31, 2000. Group life and health insurance operating expenses decreased $57.5 million, primarily due to our decision to reinsure 100% of our group Medicare supplement insurance business effective July 1, 2000, and due to expense management in response to an overall decline in group life and health insurance business. Individual life and disability insurance operating expenses decreased $13.4 million primarily due to a decrease in commission expense resulting from classifying fees from reinsurance ceded for traditional life insurance as operating expenses. The fees from reinsurance were previously reported as fee revenues. Operating expenses also decreased due to unlocking of individual disability insurance deferred policy acquisition costs in 2000, a result of changes in profitability assumptions. The decreases were partially offset by lower capitalization of deferred policy acquisition costs related to lower sales of individual life insurance.

Income taxes increased $25.3 million, or 32%, to $104.5 million for the year ended December 31, 2001, from $79.2 million for the year ended December 31, 2000. The effective income tax rate for the segment was 34% for the year ended December 31, 2001, and 33% for the year ended December 31, 2000. The effective income tax rate for the year ended December 31, 2001, was lower than the corporate income tax rate of 35% primarily due to tax-exempt income. The effective income tax rate for the year ended December 31, 2000, was lower than the corporate income tax rate of 35%, primarily due to tax-exempt income and a reduction in a tax reserve as a result of a favorable IRS audit event.

As a result of the foregoing factors, operating earnings increased $38.9 million, or 24%, to $201.2 million for the year ended December 31, 2001, from $162.3 million for the year ended December 31, 2000.

Net realized capital gains (losses), as adjusted, decreased $81.1 million to $33.8 million of net realized capital losses for the year ended December 31, 2001, from $47.3 million of net realized capital gains for the year ended December 31, 2000. The decrease primarily related to the sale of our investment in United Payors and United Providers. In 2000, we sold our remaining investment and realized an after-tax capital gain of $58.9 million. To a lesser extent, the decrease was due to an increase in losses from permanent impairments of fixed maturity securities during 2001, including $16.6 million of net realized capital losses related to our investment in Enron and related entities.

As a result of the foregoing factors and the inclusion of non-recurring items for the year ended December 31, 2001, net income decreased $42.1 million, or 20%, to $167.5 million for the year ended December 31, 2001, from $209.6 million for the year ended December 31, 2000. Non-recurring items for the year ended December 31, 2001, had a positive impact on net income of $0.1 million, net of tax, due to the cumulative effect of accounting change, net of income taxes, related to our implementation of SFAS 133.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Premiums and other considerations increased $59.9 million, or 2%, to $3,250.5 million for the year ended December 31, 2000, from $3,190.6 million for the year ended December 31, 1999. Group dental insurance premiums increased $72.3 million, primarily resulting from increased sales of group dental insurance products. Group medical premiums increased $38.3 million, primarily related to an increase in the premium base due to increased sales in late 1999, and significant group medical premium rate increases. Also contributing to the increase was a $9.6 million increase in individual disability insurance premiums due to continued growth in sales. Group disability insurance premiums increased $8.4 million due to an increase in long-term disability covered members and an increase in short-term disability premium per member. These increases were partially offset by a $66.2 million decrease in group Medicare supplement premium, resulting from our decision to cease new sales of group Medicare supplement insurance in January 2000 and our decision to reinsure 100% of this business effective July 1, 2000.

Fees and other revenues increased $49.8 million, or 28%, to $230.0 million for the year ended December 31, 2000, from $180.2 million for the year ended December 31, 1999. Fee revenues from individual interest-sensitive life insurance products increased $27.4 million, a result of growth in that block of business. The growth reflects a continued shift in customer preference from individual traditional life insurance products to individual universal life and individual variable life insurance products. Fee revenues from our group fee-for-service business increased $20.3 million, primarily due to increases in members and fees.

Net investment income increased $27.4 million, or 4%, to $642.1 million for the year ended December 31, 2000, from $614.7 million for the year ended December 31, 1999. The increase was primarily due to a $483.9 million, or 6%, increase in average invested assets and cash for the segment. The increase in net investment income due to asset growth was partially offset by a decrease in average investment yields for the segment. The yield on average invested assets and cash was 7.4% for the year ended December 31, 2000, compared to 7.5% for the year ended December 31, 1999, due to a decrease in interest credited on assets backing allocated capital. The decrease in interest credited was partially offset by higher interest rates on fixed income investments backing product liabilities.

Benefits, claims and settlement expenses decreased $55.5 million, or 2%, to $2,659.4 million for the year ended December 31, 2000, from $2,714.9 million for the year ended December 31, 1999. Group medical insurance benefits claims and settlement expenses decreased $108.6 million, primarily resulting from the release of claim reserves established in 1999. The claim reserves were established in 1999 as a result of poor claim experience during the year and an expectation that claims would continue to increase through the second quarter of 2000. This decrease was partially offset by an increase in claims due to rising medical costs. Benefits, claims and settlement expenses also decreased $102.8 million for group Medicare supplement insurance, as a result of our reinsuring this business effective July 1, 2000, improved claim experience during the first half of the year and the release of reserves established in 1999, for the same reasons previously described for our group medical business. These decreases were partially offset by a $56.1 million increase in group dental benefits, claims and settlement expenses, primarily due to growth in that block of business. Individual disability insurance claims and reserves increased $49.5 million, primarily due to less favorable morbidity experience and related increases in reserves for claims and incurred but not reported claims. Individual interest-sensitive life insurance benefits and claims increased $40.2 million, primarily due to an increase in both interest credited and mortality costs, primarily resulting from growth in the block of business and reserve adjustments. Group disability claims and reserves increased $9.5 million, primarily a result of less favorable morbidity experience and an increase in covered members.

Dividends to policyholders increased $12.5 million, or 4%, to $308.1 million for the year ended December 31, 2000, from $295.6 million for the year ended December 31, 1999. The increase was due to increased dividends on traditional individual life insurance products, a result of a maturing in-force block.

Operating expenses increased $41.6 million, or 5%, to $913.6 million for the year ended December 31, 2000, from $872.0 million for the year ended December 31, 1999. Group life and health insurance operating expenses increased $26.0 million, primarily due to expenses related to our group Medicare supplement business, and a write-down of goodwill related to group Medicare supplement insurance. Group life and health insurance operating expenses also increased due to an increase in commissions, resulting from higher commission scales, an increase in premium, and settlements with wholesale distributors related to discontinued group health business. These increases were offset by a decrease in general expenses related to both our group medical and group Medicare supplement insurance products. Individual life and disability insurance operating expenses also increased $15.6 million, primarily due to an increase in amortization of deferred policy acquisition costs related to individual disability insurance.

Income taxes increased $66.9 million to $79.2 million for the year ended December 31, 2000, from $12.3 million for the year ended December 31, 1999. The effective income tax rate for this segment was 33% for the year ended December 31, 2000 and 12% for the year ended December 31, 1999. The effective income tax rate for 2000 was lower than the corporate income tax rate of 35% due to tax-exempt income. The effective income tax rate for 1999 was lower than the corporate income tax rate of 35%, primarily resulting from overestimated deferred taxes related to health insurance reserves in 1998, the effects of which were reversed in 1999 and also due to tax-exempt income.

As a result of the foregoing factors, operating earnings increased $71.6 million, or 79%, to $162.3 million for the year ended December 31, 2000, from $90.7 million for the year ended December 31, 1999.

Net realized capital gains, as adjusted, increased $37.2 million to $47.3 million for the year ended December 31, 2000, from $10.1 million for the year ended December 31, 1999. The increase was primarily due to net realized capital gains, as adjusted, related to the sale of our investment in United Payors and United Providers. We sold a portion of our investment in 1999, realizing an after-tax capital gain of $17.9 million. In 2000, we sold our remaining investment and realized an after-tax capital gain of $58.9 million. The increase in capital gains was partially offset by a $2.3 million increase in net realized capital losses on sales of fixed income securities, as a result of our investment portfolio repositioning strategy to sell lower yielding fixed income securities to allow for reinvestment in higher yielding fixed income securities.

As a result of the foregoing factors, net income increased $108.8 million, or 108%, to $209.6 million for the year ended December 31, 2000, from $100.8 million for the year ended December 31, 1999.

Mortgage Banking Segment

The following table presents certain summary financial data relating to the Mortgage Banking segment for the years indicated:

	For the year ended December 31,		
	2001	2000	1999
	(in millions)		
Operating Earnings Data:			
Operating Revenues(1):			
Loan servicing	$403.0	$313.8	$286.5
Loan production	354.4	46.0	111.8
Total operating revenues	757.4	359.8	398.3
Expenses:			
Loan servicing	407.3	215.3	241.3
Loan production	145.0	67.4	69.5
Total expenses	552.3	282.7	310.8
Pre-tax operating earnings	205.1	77.1	87.5
Income taxes	78.4	27.1	30.7
Operating earnings	126.7	50.0	56.8
Net realized capital gains (losses), as adjusted	—	—	—
Non-recurring items	—	—	—
U.S. GAAP Reported:			
Net income	$126.7	$ 50.0	$ 56.8

(1) Excludes net realized capital gains (losses) and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total operating revenues increased $397.6 million to $757.4 million for the year ended December 31, 2001, from $359.8 million for the year ended December 31, 2000. A $308.4 million increase in mortgage loan production revenues reflects the increase in mortgage loan production volume during the year ended December 31, 2001. In addition, an increase of $89.2 million in mortgage loan servicing revenues reflects the growth in the mortgage loan servicing portfolio. The decline in interest rates in 2001 resulted in mortgage loan production of $37.8 billion for the year ended December 31, 2001, compared to $8.3 billion for the same period a year ago. The average balance of the servicing portfolio was $65.8 billion for the year ended December 31, 2001, compared to $52.6 billion for the same period a year ago.

Total expenses increased $269.6 million, or 95%, to $552.3 million for the year ended December 31, 2001, from $282.7 million for the year ended December 31, 2000. A $192.0 million increase in mortgage loan servicing expenses was primarily a result of an impairment of capitalized mortgage loan servicing rights and, to a lesser extent, due to growth in the mortgage loan servicing portfolio. The impairment was partially offset by an increase in net gains on servicing hedge activity recognized in the year ended December 31, 2001, compared to the year ended December 31, 2000. Mortgage loan production expenses increased $77.6 million, reflecting the increase in mortgage loan production volume.

Income taxes increased $51.3 million to $78.4 million for the year ended December 31, 2001, from $27.1 million for the year ended December 31, 2000. The effective income tax rate for this segment was 38% for the year ended December 31, 2001, and 35% for the year ended December 31, 2000. The effective income tax rate for the year ended December 31, 2001, was higher that the corporate income tax rate of 35% due to the allocation of deferred state taxes, relating to both current and prior years, recorded in 2001. This allocation will increase the effective income tax rate for this segment to 37% for future reporting periods.

As a result of the foregoing factors, operating earnings and net income increased $76.7 million to $126.7 million for the year ended December 31, 2001, from $50.0 million for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Total operating revenues decreased $38.5 million, or 10%, to $359.8 million for the year ended December 31, 2000, from $398.3 million for the year ended December 31, 1999. The decrease was primarily due to a $65.8 million decrease in mortgage loan production revenues, reflecting the decrease in mortgage loan production volume during 2000. The decrease in total revenues was partially offset by a $27.3 million increase in mortgage loan servicing revenues, primarily due to growth in the average balance of the mortgage loan servicing portfolio. Additionally, an increase in mortgage loan servicing fee revenues was the result of the sale of mortgage loan servicing rights, representing approximately $1.0 billion from the mortgage loan servicing portfolio, as part of our mortgage loan servicing strategy.

Total expenses decreased $28.1 million, or 9%, to $282.7 million for the year ended December 31, 2000, from $310.8 million for the year ended December 31, 1999. The decrease was primarily due to a $26.0 million decrease in expenses related to mortgage loan servicing, primarily a result of net gains we earned on hedges related to our servicing portfolio in 2000. In the second quarter of 2000, we shifted our servicing hedge portfolio from U.S. Treasury-related instruments to London Inter-Bank Offer Rate based hedges including swaps and swaptions, which resulted in net gains of $10.2 million. The decrease was also due to a $2.1 million decrease in mortgage loan production expenses related to the decrease in mortgage loan production volume during 2000.

Income taxes decreased $3.6 million, or 12%, to $27.1 million for the year ended December 31, 2000, from $30.7 million for the year ended December 31, 1999. The effective income tax rate for this segment was 35% for the years ended December 31, 2000 and 1999.

As a result of the foregoing factors, operating earnings and net income decreased $6.8 million, or 12%, to $50.0 million for the year ended December 31, 2000, from $56.8 million for the year ended December 31, 1999.

Corporate and Other Segment

The following table presents certain summary financial data relating to the Corporate and Other segment for the years indicated:

	For the year ended December 31,		
	2001	2000	1999
		(in millions)	
Operating Earnings Data:			
Operating Revenues(1):			
Total operating revenues	$100.8	$ 97.1	$ 61.9
Expenses:			
Total expenses	43.3	14.4	54.1
Pre-tax operating earnings	57.5	82.7	7.8
Income taxes (benefits)	19.4	15.0	(1.7)
Operating earnings	38.1	67.7	9.5
Net realized capital gains (losses), as adjusted	(93.3)	80.3	284.5
Non-recurring items	(20.4)	(101.0)	—
U.S. GAAP Reported:			
Net income (loss)	$(75.6)	$ 47.0	$294.0

(1) Excludes net realized capital gains (losses) and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total operating revenues increased $3.7 million, or 4%, to $100.8 million for the year ended December 31, 2001, from $97.1 million for the year ended December 31, 2000. Net investment income increased $14.0 million, reflecting an increase in average invested assets and cash. In addition, inter-segment eliminations included in this segment resulted in a $1.7 million increase, which was offset by a corresponding change in total expenses. The increases were partially offset by an $11.2 million decrease in net investment income due to a decrease in average investment yields for the segment.

Total expenses increased $28.9 million to $43.3 million for the year ended December 31, 2001, from $14.4 million for the year ended December 31, 2000. Interest expense increased $32.3 million, primarily due to a net recovery in 2000 of previously paid interest related to a successful tax audit appeal. An increase of $6.8 million related to the write-off of a non-invested asset. Interest expense on short-term borrowings increased $3.1 million. Inter-segment eliminations included in this segment resulted in a $1.7 million increase. The increases were partially offset by a $9.3 million decrease of interest expense as a result of extinguishment of commercial real estate debt on home office properties. In addition, interest expense on private debt securities and commercial paper issued in connection with the acquisition of BT Financial Group decreased $5.9 million, a result of the impact of the weakening of the Australian dollar versus the U.S. dollar and repayment of the commercial paper.

Income tax expense increased $4.4 million, or 29%, to $19.4 million for the year ended December 31, 2001, from $15.0 million for the year ended December 31, 2000. The effective income tax rates for this segment were 34% for the year ended December 31, 2001, and 18% for the year ended December 31, 2000. The effective income tax rate for 2001 was lower than the corporate income tax rate of 35% primarily due to tax-exempt income, which was partially offset by an increase in income tax reserves established for contested IRS tax audit matters. The effective income tax rate for 2000 was lower than the corporate income tax rate of 35% primarily due to tax-exempt income, and, to a lesser extent, due to a decrease in income tax reserves established for contested IRS tax audit matters.

As a result of the foregoing factors, operating earnings decreased $29.6 million, or 44%, to $38.1 million for the year ended December 31, 2001, from $67.7 million for the year ended December 31, 2000.

Net realized capital gains (losses), as adjusted, decreased $173.6 million to $93.3 million of net realized capital losses for the year ended December 31, 2001, from $80.3 million of net realized capital gains for the year ended December 31, 2000. The decrease was primarily due to an increase in net realized capital losses for the year ended December 31, 2001, on sales of equity securities and real estate. The decrease included $10.5 million of net realized capital losses related to our investment in Enron and related entities.

As a result of the foregoing factors and the inclusion of non-recurring items, net loss increased $122.6 million to a net loss of $75.6 million for the year ended December 31, 2001, from $47.0 million of net income for the year ended December 31, 2000. For the year ended December 31, 2001, net income included the effect of non-recurring items totaling $20.4 million, net of tax, related to: (1) the negative effects of (a) expenses of our demutualization ($18.6 million) and (b) an increase in our loss contingency reserve for sales practices litigation ($5.9 million) and (2) the positive effect of investment income generated from the proceeds of our IPO ($4.1 million). For the year ended December 31, 2000, net income included the negative effect of non-recurring items totaling $101.0 million, net of tax, related to: (1) a loss contingency reserve established for sales practices litigation ($93.8 million) and (2) expenses of our demutualization ($7.2 million).

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Total operating revenues increased $35.2 million, or 57%, to $97.1 million for the year ended December 31, 2000, from $61.9 million for the year ended December 31, 1999. Net investment income increased $71.0 million, as a result of improved investment yields for the segment. The increase was partially offset by an $11.5 million decrease in net investment income, reflecting a reduction in average invested assets, primarily due to the sale of invested assets in 1999 to partially fund the acquisition of BT Financial Group. The increase in total revenues was also partially offset by a $9.0 million decrease related to a change in inter-segment eliminations included in this segment, which was offset by a corresponding change in total expenses. In addition, the increase was also partially offset by an $8.5 million decrease in fees and other revenues, primarily related to the termination of a reinsurance and participation agreement under which we continued to receive fee revenues in 1999, but not in 2000. Net investment income also decreased $5.0 million related to our pro rata share of net loss of HealthExtras, Inc., a company in which we hold a minority interest.

Total expenses decreased $39.7 million, or 73%, to $14.4 million for the year ended December 31, 2000, from $54.1 million for the year ended December 31, 1999. Interest expense related to IRS tax audit matters decreased $40.8 million, primarily due to a net recovery of previously paid interest related to a successful tax audit appeal. Expenses also decreased $33.2 million due to the cessation of interim service agreements with Coventry at the end of 1999. A $9.0 million decrease in operating expenses was related to a change in inter-segment eliminations included in this segment. The decreases were partially offset by $31.2 million of additional interest expense for the year ended December 31, 2000, on private debt securities and commercial paper issued in connection with the acquisition of BT Financial Group in August 1999. In addition, a $10.0 million increase was related primarily to corporate initiatives funded by this segment.

Income tax expense (benefits) increased $16.7 million to $15.0 million of income tax expense for the year ended December 31, 2000, from a $1.7 million income tax benefit for the year ended December 31, 1999. The increase was primarily a result of an increase in pre-tax operating earnings, which included tax-exempt income. The effective income tax rate for this segment was lower than the corporate income tax rate of 35% for the years ended December 31, 2000 and 1999 because of tax-exempt income.

As a result of the foregoing factors, operating earnings increased $58.2 million to $67.7 million for the year ended December 31, 2000, from $9.5 million for the year ended December 31, 1999.

Net realized capital gains, as adjusted, decreased $204.2 million, or 72%, to $80.3 million for the year ended December 31, 2000, from $284.5 million for the year ended December 31, 1999. The decrease was primarily due to decreased sales of invested assets, primarily equity securities, for the year ended December 31, 2000. We sold a significant portion of our equity securities portfolio in 1999 and 1998 to reduce our exposure to common stock and to realize appreciation.

As a result of the foregoing factors and the inclusion of non-recurring items for the year ended December 31, 2000, net income decreased $247.0 million, or 84%, to $47.0 million for the year ended December 31, 2000, from $294.0 million for the year ended December 31, 1999. For the year ended December 31, 2000, net income included the negative effect of non-recurring items totaling $101.0 million, net of tax, related to: (1) a loss contingency reserve established for sales practices litigation ($93.8 million) and (2) expenses of our demutualization ($7.2 million).

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of business operations. The primary source of our liquidity is dividends we receive from Principal Life. We could also receive dividends from our other subsidiaries, including Princor Financial Services Corporation, Principal Financial Services (Australia) Inc., Principal International de Chile, S.A. and PFG do Brasil Ltda; however, given the historical cash flows of the operations and financial results of these subsidiaries, it is unlikely we may rely upon them for significant cash flow in the next year. The payment of dividends by Principal Life to us is limited by Iowa laws. Under Iowa laws, Principal Life may pay dividends only from the earned surplus arising from its business and must receive the prior approval of the Insurance Commissioner of the State of Iowa ("the Commissioner") to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of:

- 10% of Principal Life's policyholder surplus as of the previous year-end; or
- the net gain from operations from the previous calendar year.

Iowa law gives the Commissioner discretion to disapprove requests for dividends in excess of these limits. Based on this limitation and 2001 statutory results, Principal Life could pay approximately $640.3 million in stockholder dividends in 2002 without exceeding the statutory limitation. Principal Life was able to pay approximately $760.9 million in statutory dividends in 2001 based on its 2000 statutory financial results without being subject to the restrictions on payment of extraordinary stockholder dividends.

Total stockholder dividends paid by Principal Life to its parent company in 2001 and 2000 were $734.7 million and $538.8 million, respectively. On February 26, 2002, Principal Life declared an ordinary dividend of $390.0 million payable to its parent on or about April 5, 2002.

Another source of liquidity is issuance of our common stock. In 2001, net proceeds from our IPO totaled $1,753.9 million, of which we retained $64.2 million for working capital, payment of dividends, and other general corporate purposes. The remaining $1,689.7 million was contributed to Principal Life Insurance Company principally to fund demutualization compensation to policyholders in the form of policy credits and cash, and to cover certain expenses related to our demutualization. In addition, net proceeds from the issuance of additional shares for the exercise of the over-allotment options granted to the underwriters in the IPO, totaled $265.4 million, all of which we retained for repurchase of shares issued in the exercise of the over-allotment options. The repurchase of these shares was approved by the board of directors. Through December 31, 2001, we purchased the full amount of shares approved by the board.

In addition to the sources of cash flows previously mentioned, we have various sources of short-term funding, consisting primarily of commercial paper and outstanding balances on revolving credit facilities with various financial institutions. As of December 31, 2001, we have credit facilities with various financial institutions in an aggregate amount of $1.4 billion. Committed lines of credit totaling $600.0 million, of which there were no outstanding balances as of December 31, 2001, also support cash flow requirements. These lines of credit are available to provide backup of the commercial paper programs. In addition, we have $780.0 million in credit facilities to finance a commercial mortgage-backed securities pipeline ("CMBS") and $45.0 million of unused lines of credit for short-term debt used for general corporate purposes.

Our primary uses of liquidity could include payment of dividends on our common stock, interest payments and any other payments related to debt servicing, payment of benefits, claims and settlement expenses and dividends to policyholders, payment of general operating expenses, contributions to subsidiaries, acquisitions and the repurchase of our common stock. Any such repurchases would occur after due consideration and approval by our board of directors. On February 26, 2002, the company's board of directors authorized the repurchase of up to $450.0 million of the company's common stock. The repurchase will be made in the open market or through privately negotiated transactions from time to time, depending upon market conditions.

Our fundamental business approach is to avoid guarantees or other commitments to or on behalf of affiliated companies of Principal Financial Group, Inc. Affiliates are encouraged to operate as autonomously as possible; however, there are instances where a rated entity within Principal Financial Group, Inc. provides a guarantee to or on behalf of an affiliate. The guarantees typically supplement a partially secured transaction, but require the additional enhancement provided by the guarantee to make the transaction more economical for our organization.

Various businesses throughout our organization have a range of standard guarantees and commitments to or on behalf of affiliated entities within the organization in connection with managing the risks of these businesses. We continually manage liabilities that have any acceleration, additional collateral support, changes in terms, or creation of additional financial obligations in our regular liquidity analysis. We have found all of these obligations to be manageable and do not believe they materially impact our liquidity or capital resources.

Sources and Uses of Cash of Consolidated Operations

Net cash provided by operating activities was $3,944.8 million and $2,637.3 million for the years ended December 31, 2001 and 2000, respectively. The increase in net cash provided was due, in part, to: (1) a decrease in cash paid for operating expenses due to improved expense management and a decrease in commissions, a result of our decision to reinsure 100% of our group Medicare supplement insurance business effective July 1, 2000; (2) a decrease in cash paid for income taxes due to the change in pre-tax operating earnings; and (3) a decrease in cash paid for benefits, claims, and settlement expenses. The following also contributed to the increase: (1) an increase in fees and other revenues, reflecting the increase in mortgage loan production volume; (2) an increase in net investment income due to an increase in average invested assets and cash as well as investment yields; and (3) an increase in premiums and other considerations received primarily due to an increase in premiums from single premium group annuities with life contingencies. Continuation of the low interest rate environment and poor performance in the equity markets, could reduce customer demand for pension, individual annuity, variable investment or mutual fund products, resulting in reduced cash flows from our subsidiaries' operations. However, should interest rates rise, we may experience a decrease in cash flows from residential mortgage loan production.

Net cash used in investing activities was $3,698.4 million and $1,273.3 million for the years ended December 31, 2001 and 2000, respectively. The decrease in cash from investing activities was primarily due to a significant increase during 2001 in the volume of net mortgage loans purchased and sold. Also contributing to the decrease in cash was an increase in net mortgage loan servicing rights purchased, also a result of increased mortgage loan production volume in 2001 and an increase in net cash invested in available-for-sale securities during 2001 compared to 2000.

Net cash used in financing activities was $549.2 million and $1,006.9 million for the years ended December 31, 2001 and 2000, respectively. The decrease in net cash used in financing activities was primarily due to the receipt of net proceeds from issuance of common stock in conjunction with our IPO and exercise of the underwriters' over-allotment options, and, to a lesser extent, due to net proceeds received from short-term borrowings. Partially offsetting the decreases, were payments made to eligible policyholders as part of our demutualization, the repurchase of shares of our common stock as approved by our board of directors, and, to a lesser extent, the repayment of long-term debt in 2001 compared to the issuance of long-term debt in 2000.

Given the historical cash flow of our subsidiaries and the financial results of these subsidiaries, we believe the cash flow from our consolidated operating activities over the next year will provide sufficient liquidity for our operations, as well as satisfy interest payments and any payments related to debt servicing.

Principal Life

Historically, the principal cash flow sources for Principal Life have been premiums from life and health insurance products, pension and annuity deposits, asset management fee revenues, administrative services fee revenues, income from investments, proceeds from the sales or maturity of investments, long-term debt and short-term borrowings. Cash outflows consist primarily of payment of benefits to policyholders and beneficiaries, income and other taxes, current operating expenses, payment of dividends to policyholders, payments in connection with investments acquired, payments made to acquire subsidiaries, payment of dividends to parent, and payments relating to policy and contract surrenders, withdrawals, policy loans, interest expense and repayment of short-term borrowings and long-term debt.

Principal Life maintains investment strategies generally intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with longer lives, such as life insurance and full-service payout pension products, are matched with assets having similar estimated lives such as mortgage loans, long-term bonds and private placement bonds. Shorter-term liabilities are matched with investments such as short and medium-term fixed maturities. In addition, highly liquid, high quality short-term U.S. Treasury securities and other liquid investment grade fixed maturities are held to fund anticipated operating expenses, surrenders, withdrawals and development and maintenance expenses associated with new products and technologies. See "Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk" for a discussion of duration matching.

Our privately placed fixed maturity securities, commercial mortgage loans and real estate investments are generally less liquid than our publicly traded fixed maturity securities. As of December 31, 2001 and 2000, these asset classes represented approximately 49% and 57%, respectively, of the value of our consolidated invested assets.

Life insurance companies generally produce a positive cash flow from operations, as measured by the amount by which cash inflows are adequate to meet benefit obligations to policyholders and normal operating expenses as they are incurred. The remaining cash flow is generally used to increase the asset base to provide funds to meet the need for future policy benefit payments and for writing and acquiring new business. It is important to match the investment portfolio maturities to the cash flow demands of the type of annuity, investment or insurance product being provided. Principal Life continuously monitors benefits, surrenders and maturities to provide projections of future cash requirements. As part of this monitoring process, Principal Life performs cash flow testing of many of its assets and liabilities under various scenarios to evaluate the adequacy of reserves. In developing its investment strategy, Principal Life establishes a level of cash and securities which, combined with expected net cash inflows from operations, maturities of fixed maturity investments and principal payments on mortgage-backed securities and commercial mortgage loans, are believed adequate to meet anticipated short-term and long-term benefit and expense payment obligations. There can be no assurance that future experience regarding benefits and surrenders will be similar to historic experience since withdrawal and surrender levels are influenced by such factors as the interest rate environment and the claims paying ability and financial strength ratings of Principal Life.

Principal Life takes into account asset-liability management considerations in the product development and design process. Contract terms of 96% and 97% of Principal Life's interest-sensitive products as of December 31, 2001 and 2000, respectively, include surrender and withdrawal provisions which mitigate the risk of losses due to early withdrawals. These provisions generally do one or more of the following: limit the amount of penalty-free withdrawals; limit the circumstances under which withdrawals are permitted; or assess a surrender charge or market value adjustment relating to the underlying assets. The market value adjustment feature in Principal Life's fixed annuity products adjusts the surrender value of a contract in the event of surrender prior to the end of the contract period to protect Principal Life against losses due to higher interest rates at the time of surrender.

Our guaranteed investment contracts and funding agreements contain provisions limiting early surrenders, including penalties for early surrenders and minimum notice requirements. Put provisions give customers the option to terminate a contract prior to maturity, provided they give a minimum notice period.

The following table presents U.S. GAAP reserves for guaranteed investment contracts and funding agreements by withdrawal provisions as of December 31, 2001 and 2000:

	As of December 31,	
	2001	2000
	(in millions)	
Book Value Out(1)		
Puttable:		
Less than 30 days' put	$ —	$ —
30 to 89 days' put	—	100.6
90 to 180 days' put	—	379.9
More than 180 days' put	55.1	150.9
No active put provision(2)	—	—
Total puttable	55.1	631.4
Surrenderable:		
Book value out without surrender charge	22.9	45.2
Book value out with surrender charge	396.3	128.0
Total surrenderable	419.2	173.2
Total book value out	474.3	804.6
Market Value Out(3)		
Less than 30 days' notice	26.9	42.9
30 to 89 days' notice	281.9	284.6
90 to 180 days' notice	1,133.6	992.6
More than 180 days' notice	4,795.6	5,004.4
No active surrender provision	238.5	297.9
Total market value out	6,476.5	6,622.4
Not puttable or surrenderable	11,502.1	10,521.3
Total GICs and funding agreements	$18,452.9	$17,948.3

(1) Book Value Out: The amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate.

(2) Contracts currently in initial lock-out period but which will become puttable with 90 days' notice at some time in the future.

(3) Market Value Out: The amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

International Operations

BT Financial Group required infusions of capital of $1.7 million, $59.3 million and $1.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. The 2001 infusion was provided to further develop our operations in the UK, the 2000 infusion was to service acquisition related debt funding expenses, and the 1999 infusion represented initial capital amounts for Europe and Ireland. Primary sources of cash inflows for BT Financial Group are fee revenues and interest spread earned on margin lending operations. Cash outflows consist primarily of operating expenses.

Principal International is in a development or entry stage in several countries. Historically, principal cash flow sources for Principal International have been pension and annuity deposits, asset management fee revenues, administrative services fee revenues, insurance premiums, income from investments, proceeds from the sales or maturity of investments and short-term borrowings. Cash outflows consist primarily of payment of benefits to policyholders and beneficiaries, income and other taxes, current operating expenses, payments in connection with investments acquired, and payments relating to policy and contract surrenders, withdrawals, policy loans, interest expense and repayment of short-term borrowings.

Principal International maintains investment strategies generally intended to provide adequate funds to pay benefits without forced sales of investments. Highly liquid, high quality short-term government securities and other liquid investment grade fixed maturities are held to fund anticipated operating cash outflows and development and maintenance expenses associated with new products and technologies.

Principal International's operating companies monitor benefits, surrenders and maturities to provide projections of future cash requirements. There can be no assurance that future experience regarding benefits and surrenders will be similar to historic experience since withdrawal and surrender levels are influenced by factors such as the interest rate environment and local economic conditions in each country.

Our Brazilian and Chilean operations produced positive cash flow from operations in 2001 and in 2000. These cash flows have been historically maintained at the local country level for strategic expansion purposes. Our other international operations have required infusions of capital of $44.7 million, $75.8 million and $126.8 million for the years ended December 31, 2001, 2000 and 1999, respectively, to meet the cash outflow requirements of those operations or to fund acquisitions. These other operations are primarily in the start-up stage or are expanding in the short term. Our capital funding of these operations is consistent with our long-term strategy to establish viable companies that can sustain future growth from internally generated sources.

Contractual Obligations and Commercial Commitments

The following tables present payments due by period for contractual obligations as of December 31, 2001 and 2000:

	As of December 31, 2001				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(in millions)		
Long-term debt(1)	**$1,378.4**	**$165.1**	**$288.8**	**$ 5.4**	**$ 919.1**
Operating leases(2)	**213.8**	**60.3**	**83.6**	**44.5**	**25.4**
Non-recourse medium-term notes(3)	**3,298.4**	**160.2**	**496.1**	**470.2**	**2,171.9**
Total contractual cash obligations	**$4,890.6**	**$385.6**	**$868.5**	**$520.1**	**$3,116.4**

	As of December 31, 2000				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(in millions)		
Long-term debt(1)	$1,336.5	$118.9	$103.2	$205.2	$ 909.2
Operating leases(2)	174.5	49.1	72.8	41.6	11.0
Non-recourse medium-term notes(3)	2,475.3	164.3	476.6	424.9	1,409.5
Total contractual cash obligations	$3,986.3	$332.3	$652.6	$671.7	$2,329.7

(1) The following are included in long-term debt:

On August 25, 1999, Principal Financial Group (Australia) Holdings Pty Limited, our wholly-owned indirect subsidiary, issued $665.0 million of unsecured redeemable long-term debt ($200.0 million of 7.95% notes due August 15, 2004, and $465.0 million in 8.2% notes due August 15, 2009). Interest on the notes is payable semiannually on February 15 and August 15 of each year, commencing February 15, 2000. Principal Financial Group (Australia) Holdings Pty Limited used the net proceeds from the notes to partially fund the purchase of the outstanding stock of several companies affiliated with Bankers Trust

Australia Group. On December 28, 2001, all of the long-term debt obligations of Principal Financial Group (Australia) Holdings Pty Limited were assumed by its parent, PFSI.

On March 10, 1994, Principal Life issued $300.0 million of surplus notes, including $200.0 million due March 1, 2024, at a 7.875% annual interest rate and the remaining $100.0 million due March 1, 2044, at an 8% annual interest rate. No affiliates of ours hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner and only to the extent that Principal Life has sufficient surplus earnings to make such payments. For each of the years ended December 31, 2001, 2000 and 1999, interest of $23.8 million was approved by the Commissioner, paid and charged to expense.

The mortgages and other notes payable are financings for real estate developments. We have obtained loans with various lenders to finance these developments. Outstanding principal balances as of December 31, 2001, range from $0.1 million to $101.9 million per development with interest rates generally ranging from 7.2% to 8.6%. Outstanding principal balances as of December 31, 2000, range from $0.5 million to $102.8 million per development with interest rates generally ranging from 6.9% to 8.6%.

(2) As a lessee, we lease office space, data processing equipment, corporate aircraft and office furniture and equipment under various operating leases.

(3) Non-recourse medium term notes represent claims for principal and interest under international funding agreements issued to non-qualified institutional investors. These international funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws and, accordingly, are reported as contractholder funds liabilities.

The components of short-term debt as of December 31, 2001 and 2000, are as follows:

	As of December 31,	
	2001	2000
	(in millions)	
Commercial paper	**$199.9**	$ 29.9
Other recourse short-term debt	**22.0**	16.6
Non-recourse short-term debt	**289.7**	413.0
Total short-term debt	**$511.6**	$459.5

Short-term debt consists primarily of commercial paper and outstanding balances on revolving credit facilities with various financial institutions. As of December 31, 2001, we had credit facilities with various financial institutions in an aggregate amount of $1.4 billion. We may borrow up to $600.0 million on a backstop facility to support our $1.0 billion commercial paper program. In addition, as of December 31, 2001, we have $780.0 million in credit facilities to finance a CMBS pipeline and $45.0 million of unused lines of credit for short-term debt used for general corporate purposes.

The weighted-average interest rates on short-term borrowings as of December 31, 2001 and 2000, were 2.30% and 7.17%, respectively.

Off-Balance Sheet Arrangements

We have entered into certain contracts to: 1) fund residential mortgage loan production, 2) sell qualifying delinquent residential mortgage loans, and 3) securitize margin loans. As appropriate under U.S. GAAP, the contracts involve special purpose entities ("SPEs") or trusts that are not reported on our consolidated statement of financial position.

Residential Mortgage Loan Production. In June 2000, our mortgage banking segment created a special purpose bankruptcy remote entity, Principal Residential Mortgage Capital Resources, LLC ("PRMCR"), to provide an off-balance sheet source of funding for our residential mortgage loan production. We sell eligible residential mortgage loans to PRMCR, where they are warehoused until sold to the final investor. We sold approximately $38.0 billion and $5.3 billion in mortgage loans to PRMCR in 2001 and 2000, respectively. The maximum amount of mortgage loans, which can be warehoused in PRMCR, has increased from $1.0 billion at inception to $4.0 billion as of December 31, 2001. PRMCR held $3.0 billion in mortgage loans held for sale as of December 31, 2001. The portfolio of loans held for sale by PRMCR must meet portfolio criteria, eligibility representations, and portfolio aging limitations. Based on these eligibility representations, we are required to repurchase ineligible loans from PRMCR.

PRMCR is capitalized by equity certificates owned by third party investors not affiliated with us or our affiliates, directors, or officers and thus, is not consolidated. The equity holders bear the risk of loss on defaulted mortgages. At December 31, 2001, PRMCR had outstanding equity certificates of $193.0 million. PRMCR also issues short-term secured liquidity notes as well as medium term notes to provide funds for its purchase of mortgage loans from us. At December 31, 2001, PRMCR had outstanding secured liquidity notes of $1.3 billion, three-year fixed term notes of $800.0 million and five-year variable term notes of $800.0 million. All borrowings are collateralized by the assets of PRMCR.

We paid a commitment fee to PRMCR based on the overall warehouse limit. PRMCR used a portion of the fee to fund a cash collateral account maintained at PRMCR. These funds are available as additional collateral to cover credit related losses on defaulted loans. The balance in the account was $24.0 million at December 31, 2001. Any remaining amounts in the cash collateral account will be returned to us upon the termination of PRMCR. This right to the return of the cash collateral amount is reflected in other assets on our consolidated statements of financial position.

We maintain a right to the servicing of the mortgage loans held by PRMCR and upon the sale of the majority of the mortgage loans to the final investors. In addition, we perform certain secondary marketing, accounting and various administrative functions on behalf of PRMCR. As servicer, we receive a monthly servicing fee, and may receive an excess servicing fee if funds are available within PRMCR. Additionally, as servicer we are required to advance to PRMCR those payments due from borrowers, but not received, as of specified cut-off dates. We received $12.6 million and $2.2 million in servicing fees from PRMCR in 2001 and 2000, respectively.

In order to hedge interest rate risk and non-credit related market value risk associated with its inventory of mortgage loans held for sale, PRMCR entered into swaps with counterparties not affiliated with us or PRMCR. The swap counterparties are required to maintain certain minimum ratings as approved by the rating agencies. Through separate swap agreements with the swap counterparties that mirror the original swaps with PRMCR, the interest rate risk and non-credit related market value components are swapped back to us.

Delinquent Residential Mortgage Loan Funding. In October 2000, our mortgage banking segment created a wholly-owned, unconsolidated qualifying special purpose entity, Principal Residential Mortgage Funding, LLC ("PRMF"), to provide an off-balance sheet source of funding for up to $250.0 million of qualifying delinquent mortgage loans. The limit was increased to $357.0 million in December 2001. We sell qualifying delinquent loans to PRMF which then transfers the loans to Principal Residential Mortgage EBO Trust ("Trust"), an unaffiliated Delaware business trust. The Trust funds its acquisitions of mortgage loans by selling participation certificates, representing an undivided interest in the Trust, to commercial paper conduit purchasers, who are not affiliated with us or any of our affiliates, directors or officers. At December 31, 2001, PRMF held $273.5 million in mortgage loans and had outstanding participation certificates of $256.9 million.

Mortgage loans typically remain in the Trust until they are processed through the foreclosure claim process, are paid-off or reinstate. Loans that reinstate are no longer eligible to remain in the Trust and are required to be removed by us at fair market value at the monthly settlement date following reinstatement.

We are retained as the servicer of the mortgage loans and also perform accounting and various administrative functions on behalf of PRMF, in its capacity as the managing member of PRMF. As the servicer, we receive a servicing fee pursuant to the pooling and servicing agreement. We may also receive a successful servicing fee only after all other conditions in the monthly cash flow distribution are met. At December 31, 2001, our residual interest in such cash flows was $21.5 million and was recorded in other investments on the consolidated statements of financial position. The value of the residual interest was based on the net present value of expected cash flows from PRMF, as well as estimates of foreclosure losses associated with the related loans. We are required to advance funds for payment of interest on the participation certificates and other carrying costs, if sufficient cash is not available in the collection account to meet this obligation.

We and the Trust are parties to a cost of funds hedge agreement. We pay the weighted average cost of funds on the participation certificates plus fees and expenses and receive the indicated swap bid rate, subject to a cap.

Margin Loan Securitizations. We sell loans under a margin loan securitization program and retain primary servicing responsibilities and subordinated interests. We receive servicing distributions approximating 0.3 percent of the outstanding balance and rights to future cash flows through an excess distribution from the trust, representing the balance remaining after all interest and fees of the trust have been accounted for. Our retained interests are subordinated to investors' interests. Retained interests equate to 7% of the outstanding loan balances, of which we earn a return of 2.0% over the Australian 30 day Bank Bill swap rate. The investors and the securitization trusts have no recourse to our other assets for failure of debtors to pay when due. The value of our retained interests is subject to market risk and all positions are primarily hedged. No gains or losses on the transaction have been realized to date.

The fair values of the retained interests, $37.8 million at December 31, 2001, are based upon our relative ownership percentage of the outstanding loan balances. At December 31, 2001, we utilized the present value of expected future cash flows as a valuation technique to assess the sensitivity of the fair values of retained interests. Key economic assumptions used in measuring the retained interests included interest margin, credit losses, terminations and discount rates, and the resulting changes to the fair values were not significant.

Proceeds from advances on margin loans previously securitized were $86.4 million and $16.1 million for the years ended December 31, 2001 and 2000, respectively.

Investments

We had total consolidated assets as of December 31, 2001, of $88.4 billion, of which $44.8 billion were invested assets. The rest of our total consolidated assets are comprised primarily of separate account assets for which we do not bear investment risk. Because we generally do not bear any investment risk on assets held in separate accounts, the discussion and financial information below does not include such assets. Of our invested assets, $43.4 billion were held by our U.S. operations and the remaining $1.4 billion were held by our International Asset Management and Accumulation segment.

U.S Investment Operations

Our U.S. invested assets are managed by Principal Capital Management, a subsidiary of Principal Life. Our primary investment objective is to maximize after-tax returns consistent with acceptable risk parameters. We seek to protect policyholders' benefits by optimizing the risk/return relationship on an ongoing basis, through asset/liability matching, reducing the credit risk, avoiding high levels of investments that may be redeemed by the issuer, maintaining sufficiently liquid investments and avoiding undue asset concentrations through diversification. We are exposed to three primary sources of investment risk:

- credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;
- interest rate risk, relating to the market price and/or cash flow variability associated with changes in market yield curves; and
- equity risk, relating to adverse fluctuations in a particular common stock.

Our ability to manage credit risk is essential to our business and our profitability. We devote considerable resources to the credit analysis of each new investment. We manage credit risk through industry, issuer and asset class diversification. Our Investment Committee, appointed by our board of directors, establishes all investment policies and reviews and approves all investments. As of December 31, 2001, there are ten members on the Investment Committee, two of whom are members of our board of directors. The remaining eight members are senior management members representing various areas of our company.

Our Fixed Income Securities Committee, consisting of fixed income securities senior management members, approves the credit rating for the fixed maturity securities we purchase. Teams of security analysts organized by industry focus either on the public or private markets and analyze and monitor these investments. In addition, we have teams who specialize in residential mortgage-backed securities, commercial mortgage-backed securities and public below investment grade securities. We establish a credit reviewed list of approved public issuers to provide an efficient way for our portfolio managers to purchase liquid bonds for which credit review has already been completed. Issuers remain on the list for six months unless removed by our analyst. Our analysts monitor issuers on the list on a continuous basis with a formal review documented every six months or more frequently if material events affect the issuer. The analysis includes both fundamental and technical factors. The fundamental analysis encompasses both quantitative and qualitative analysis of the issuer.

The qualitative analysis includes an assessment of both accounting and management aggressiveness. In addition, technical indicators such as stock price volatility and credit default swap levels are monitored.

Our Fixed Income Securities Committee also reviews private transactions on a continuous basis to assess the quality ratings of our privately placed investments. We regularly review our investments to determine whether we should re-rate them, employing the following criteria:

- material declines in the issuer's revenues or margins;
- significant management or organizational changes;
- significant uncertainty regarding the issuer's industry;
- debt service coverage or cash flow ratios that fall below industry-specific thresholds;
- violation of financial covenants; and
- other business factors that relate to the issuer.

A dedicated risk management team is responsible for centralized monitoring of the commercial mortgage portfolio. We apply a variety of strategies to minimize credit risk in our commercial mortgage loan portfolio. When considering the origination of new commercial mortgage loans, we review the cash flow fundamentals of the property, make a physical assessment of the underlying security, conduct a comprehensive market analysis and compare against industry lending practices. We use a proprietary risk rating model to evaluate all new and a majority of existing loans within the portfolio. The proprietary risk model is designed to stress projected cash flows under simulated economic and market downturns. Our lending guidelines are designed to encourage 75% or less loan-to-value ratios and a debt service coverage ratio of at least 1.2 times. We analyze investments outside of these guidelines based on cash flow quality, tenancy and other factors. From 1998 through December 31, 2001, the weighted average loan-to-value ratio at origination for brick and mortar commercial mortgages in our portfolio was in the 65%-68% range and debt service coverage ratios at loan inception in the 1.6-1.7 times range.

We have limited exposure to equity risk in our common stock portfolio. Equity securities accounted for only 2% of our U.S. invested assets as of December 31, 2001.

Our investment decisions and objectives are a function of the underlying risks and product profiles of each primary business operation. In addition, we diversify our product portfolio offerings to include products that contain features that will protect us against fluctuations in interest rates. Those features include adjustable crediting rates, policy surrender charges and market value adjustments on liquidations. For further information on our management of interest rate risk, see "Quantitative and Qualitative Disclosures about Market Risk".

Overall Composition of U.S. Invested Assets

U.S. invested assets as of December 31, 2001, were predominantly of high quality and broadly diversified across asset class, individual credit, industry and geographic location. As shown in the following table, the major categories of U.S. invested assets are fixed maturity securities and commercial mortgages. The remainder is invested in real estate, equity securities and other assets. In addition, policy loans are included in our invested assets. We combined our invested assets in the Closed Block with invested assets outside the Closed Block in view of the similar asset-quality characteristics of the two portfolios. The following discussion analyzes the composition of U.S. invested assets, which includes $4,169.1 million in invested assets of the Closed Block as of December 31, 2001, but excludes invested assets of the participating separate accounts.

U.S. Invested Assets

	As of December 31,			
	2001		2000	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Fixed maturity securities				
Public	**$18,227.6**	**42%**	$14,263.6	35%
Private	**10,800.2**	**25**	11,611.4	28
Equity securities, available-for-sale	**808.7**	**2**	666.0	2
Mortgage loans				
Commercial	**9,740.4**	**22**	10,775.3	26
Residential	**1,144.2**	**3**	550.5	1
Real estate held for sale	**390.7**	**1**	695.4	2
Real estate held for investment	**783.4**	**2**	696.4	2
Policy loans	**831.9**	**2**	803.6	2
Other investments	**678.4**	**1**	681.2	2
Total invested assets	**$43,405.5**	**100%**	$40,743.4	100%
Cash and cash equivalents	**495.8**		750.1	
Total invested assets and cash	**$43,901.3**		$41,493.5	

We actively manage public fixed maturity securities, including our portfolio of residential mortgage-backed securities, in order to provide liquidity and enhance yield and total return. Our residential mortgage-backed securities are managed to ensure that the securities we hold trade close to or below par in order to manage prepayment risk. This active management has resulted in the realization of capital gains and losses with respect to such investments.

U.S. Investment Results

The yield on U.S. invested assets and on cash and cash equivalents, excluding net realized gains and losses, was 7.6%, 7.5% and 7.4% for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table illustrates the yields on average assets for each of the components of our investment portfolio for the years ended December 31, 2001, 2000 and 1999:

U.S. Invested Assets
Yields by Asset Type

	As of or for the year ended December 31,					
	2001		2000		1999	
	Yield	Amount	Yield	Amount	Yield	Amount
			($ in millions)			
Fixed maturity securities						
Gross investment income(1)	7.7%	$ 2,117.7	7.5%	$ 1,813.3	7.4%	$ 1,651.4
Net realized capital losses	(1.1)	(310.2)	(0.5)	(129.6)	(0.5)	(104.3)
Total		$ 1,807.5		$ 1,683.7		$ 1,547.1
Ending assets (at carrying value)		$29,027.8		$25,875.0		$22,584.3
Equity securities, available-for-sale						
Gross investment income(1)	3.7%	$ 27.5	10.1%	$ 72.1	4.4%	$ 39.2
Net realized capital gains (losses)	(9.6)	(70.8)	11.2	80.3	43.2	381.4
Total		$ (43.3)		$ 152.4		$ 420.6
Ending assets (at carrying value)		$ 808.7		$ 666.0		$ 768.1
Mortgage loans — Commercial						
Gross investment income(1)	7.8%	$ 797.3	8.2%	$ 955.6	8.1%	$ 1,005.8
Net realized capital gains (losses)	0.1	10.7	0.1	8.6	(0.1)	(8.4)
Total		$ 808.0		$ 964.2		$ 997.4
Ending assets (at carrying value)		$ 9,740.4		$10,775.3		$12,588.9
Mortgage loans — Residential						
Gross investment income(1)	8.1%	$ 68.8	9.3%	$ 56.1	11.9%	$ 98.3
Net realized capital gains (losses)	—	—	—	—	—	—
Total		$ 68.8		$ 56.1		$ 98.3
Ending assets (at carrying value)		$ 1,144.2		$ 550.5		$ 651.0
Real estate						
Gross investment income(1)	13.8%	$ 177.6	9.5%	$ 170.8	7.8%	$ 187.1
Net realized capital gains (losses)	(1.5)	(19.0)	4.6	82.3	2.4	56.4
Total		$ 158.6		$ 253.1		$ 243.5
Ending assets (at carrying value)		$ 1,174.1		$ 1,391.8		$ 2,201.2
Policy loans						
Gross investment income(1)	7.0%	$ 57.5	7.0%	$ 55.1	6.5%	$ 50.2
Net realized capital gains (losses)	—	—	—	—	—	—
Total		$ 57.5		$ 55.1		$ 50.2
Ending assets (at carrying value)		$ 831.9		$ 803.6		$ 780.5
Cash and cash equivalents						
Gross investment income(1)	4.5%	$ 28.3	4.3%	$ 24.0	5.1%	$ 20.0
Net realized capital losses	—	(0.1)	(0.5)	(2.7)	—	(0.1)
Total		$ 28.2		$ 21.3		$ 19.9
Ending assets (at carrying value)		$ 495.8		$ 750.1		$ 368.4
Other investments						
Gross investment income(1)	13.8%	$ 93.6	9.5%	$ 57.0	9.2%	$ 39.4
Net realized capital gains (losses)	(9.5)	(64.6)	16.4	98.2	16.6	70.8
Total		$ 29.0		$ 155.2		$ 110.2
Ending assets (at carrying value)		$ 678.4		$ 681.2		$ 514.0
Total before investment expenses						
Gross investment income(1)	7.9%	$ 3,368.3	7.8%	$ 3,204.0	7.7%	$ 3,091.4
Net realized capital gains (losses)	(1.1)	(454.0)	0.3	137.1	1.0	395.8
Total		$ 2,914.3		$ 3,341.1		$ 3,487.2
Investment expenses	0.2%	$ 102.8	0.3%	$ 136.7	0.3%	$ 113.5
Net investment income	7.6%	$ 3,265.5	7.5%	$ 3,067.3	7.4%	$ 2,977.9

(1) Yields are based on annual average asset carrying values for the years ended December 31, 2001, 2000, and 1999.

Fixed Maturity Securities

We have classified the majority of our fixed maturity securities as available-for-sale. Accordingly, we mark such securities to market, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on deferred policy acquisition costs that would have occurred had such gains and losses been realized. We write down to fair value securities whose value is deemed other than temporarily impaired. We record writedowns as realized losses included in earnings and adjust the cost basis of such securities to fair value. The new cost basis is not changed for subsequent recoveries in value.

Fixed maturity securities consist of short-term investments, publicly traded debt securities, privately placed debt securities and small amounts of redeemable preferred stock, and represented 67% of total U.S. invested assets as of December 31, 2001, and 63% as of December 31, 2000. The fixed maturity securities portfolio was comprised, based on carrying amount, of 63% in publicly traded fixed maturity securities and 37% in privately placed fixed maturity securities as of December 31, 2001, and 55% in publicly traded fixed maturity securities and 45% in privately placed fixed maturity securities as of December 31, 2000. Included in the privately placed category as of December 31, 2001, were $3.5 billion of securities eligible for resale to qualified institutional buyers under Rule 144A under the Securities Act of 1933. Fixed maturity securities were diversified by category of issuer as of December 31, 2001, and December 31, 2000, as shown in the following table:

U.S. Invested Assets
Fixed Maturity Securities by Type of Issuer

	As of December 31,			
	2001		2000	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	**$ 15.1**	**—%**	$ 21.3	—%
States and political subdivisions	**317.5**	**1**	295.7	1
Foreign governments	**603.5**	**2**	604.3	2
Corporate — public	**13,038.8**	**45**	8,740.8	34
Corporate — private	**9,171.1**	**32**	9,796.6	38
Mortgage-backed securities and other asset-backed securities	**5,881.8**	**20**	6,416.3	25
Total fixed maturities	**$29,027.8**	**100%**	$25,875.0	100%

The international exposure in our U.S. invested assets totaled $3,877.4 million, or 13%, of total fixed maturity securities, as of December 31, 2001, comprised of corporate and foreign government fixed maturity securities. Of the $3,877.4 million as of December 31, 2001, investments totaled $1,177.6 million in the United Kingdom, $653.8 million in the continental European Union, $511.0 million in Asia, $383.2 million in South America, $336.8 million in Australia and $25.7 million in Japan. The remaining $789.3 million was invested in 14 other countries. All international fixed maturity securities held by our U.S. operations are either denominated in U.S. dollars or have been swapped into U.S. dollar equivalents. Our international investments are analyzed internally by country and industry credit investment professionals. We control concentrations using issuer and country level exposure benchmarks, which are based on the credit quality of the issuer and the country. Our investment policy limits total international fixed maturity securities investments to 15% of total statutory general account assets with a 4% limit in emerging markets. Exposure to Canada is not included in our international exposure due to its treatment by the NAIC. As of December 31, 2001, our investments in Canada totaled $852.1 million.

The Securities Valuation Office of the NAIC evaluates most of the fixed maturity securities that we and other U.S. insurance companies hold. The Securities Valuation Office evaluates the bond investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories. The NAIC Designations closely mirror the nationally recognized securities rating organizations' credit ratings for marketable bonds. NAIC Designations 1 and 2 include bonds considered investment grade by such rating organizations. Bonds are considered investment grade when rated "Baa3" or higher by Moody's, or "BBB–" or higher by Standard & Poor's. NAIC Designations 3 through 6 are referred to as below investment grade. Bonds are considered below investment grade when rated "Ba1" or lower by Moody's, or "BB+" or lower by Standard & Poor's.

The following tables present our publicly traded, privately placed and total fixed maturity securities by NAIC Designation and the equivalent ratings of the nationally recognized securities rating organizations as of December 31, 2001, and December 31, 2000, as well as the percentage, based on estimated fair value, that each designation comprises:

U.S. Invested Assets
Publicly Traded Fixed Maturity Securities by Credit Quality

		As of December 31, 2001			As of December 31, 2000		
NAIC Rating	Rating Agency Equivalent	Amortized Cost	Carrying Amount	% of Total Carrying Amount	Amortized Cost	Carrying Amount	% of Total Carrying Amount
				($ in millions)			
1	Aaa/Aa/A	$ 9,955.3	$10,406.5	57%	$ 9,029.4	$ 9,283.0	65%
2	Baa	6,939.5	7,112.8	39	4,432.3	4,492.8	32
3	Ba	496.3	474.5	3	451.7	434.1	3
4	B	165.3	148.4	1	44.4	21.9	—
5	Caa and lower	28.4	26.5	—	27.7	27.3	—
6	In or near default	60.6	58.9	—	14.9	4.5	—
	Total public fixed maturities	$17,645.4	$18,227.6	100%	$14,000.4	$14,263.6	100%

U.S. Invested Assets
Privately Placed Fixed Maturity Securities by Credit Quality

		As of December 31, 2001			As of December 31, 2000		
NAIC Rating	Rating Agency Equivalent	Amortized Cost	Carrying Amount	% of Total Carrying Amount	Amortized Cost	Carrying Amount	% of Total Carrying Amount
				($ in millions)			
1	Aaa/Aa/A	$ 4,184.6	$ 4,349.7	40%	$ 5,155.9	$5,213.9	45%
2	Baa	4,780.5	4,921.8	46	4,749.2	4,822.0	42
3	Ba	1,105.7	1,085.9	10	1,151.3	1,126.5	10
4	B	236.4	223.7	2	349.5	335.4	3
5	Caa and lower	64.0	64.3	1	73.3	40.7	—
6	In or near default	180.3	154.8	1	111.0	72.9	—
	Total private fixed maturities	$10,551.5	$10,800.2	100%	$11,590.2	$11,611.4	100%

U.S. Invested Assets
Total Fixed Maturity Securities by Credit Quality

NAIC Rating	Rating Agency Equivalent	As of December 31, 2001 Amortized Cost	As of December 31, 2001 Carrying Amount	As of December 31, 2001 % of Total Carrying Amount	As of December 31, 2000 Amortized Cost	As of December 31, 2000 Carrying Amount	As of December 31, 2000 % of Total Carrying Amount
		($ in millions)					
1	Aaa/Aa/A	$14,139.9	$14,756.2	51%	$14,185.3	$14,496.9	56%
2	Baa	11,720.0	12,034.6	42	9,181.5	9,314.8	36
3	Ba	1,602.0	1,560.4	5	1,603.0	1,560.6	6
4	B	401.7	372.1	1	393.9	357.3	2
5	Caa and lower	92.4	90.8	—	101.0	68.0	—
6	In or near default	240.9	213.7	1	125.9	77.4	—
	Total fixed maturities	$28,196.9	$29,027.8	100%	$25,590.6	$25,875.0	100%

We believe that our long-term fixed maturity securities portfolio is well diversified among industry types and between publicly traded and privately placed securities. Each year we direct the majority of our net cash inflows into investment grade fixed maturity securities. We typically invest up to 7% of general account cash flow in below investment grade assets. While the general account investment returns have improved due to the below investment grade asset class, we manage its growth strategically by limiting it to 10% of the total fixed maturity securities portfolio.

We invest in privately placed fixed maturity securities to enhance the overall value of the portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. Generally, private placements provide broader access to management information, strengthened negotiated protective covenants, call protection features and, where applicable, a higher level of collateral. They are, however, generally not freely tradable because of restrictions imposed by federal and state securities laws and illiquid trading markets. As of December 31, 2001, the percentage, based on estimated fair value, of total publicly traded and privately placed fixed maturity securities that were investment grade with an NAIC Designation 1 or 2 was 93%.

The following tables show the carrying amount of our corporate fixed maturity securities by industry category, as well as the percentage of the total corporate portfolio that each industry category comprises as of December 31, 2001, and December 31, 2000. The tables also show by industry category the relative amounts of publicly traded and privately placed securities.

U.S. Invested Assets
Corporate Fixed Maturity Securities Portfolio by Industry as of December 31, 2001

	Publicly Traded Carrying Amount	Publicly Traded % of Total	Privately Placed Carrying Amount	Privately Placed % of Total	Total Carrying Amount	Total % of Total
			($ in millions)			
Industry Class						
Transportation and Public Utilities	$5,119.9	39%	$2,120.7	23%	$ 7,240.6	33%
Finance, Insurance and Real Estate	3,296.0	25	2,107.7	23	5,403.7	24
Manufacturing	2,765.9	21	2,461.9	27	5,227.8	23
Mining	891.5	7	865.0	9	1,756.5	8
Retail	484.4	4	738.6	8	1,223.0	5
Services	384.2	3	593.9	7	978.1	4
Public Administration	31.8	—	122.6	1	154.4	1
Construction	1.8	—	112.5	1	114.3	1
Agriculture, Forestry and Fishing	63.3	1	48.2	1	111.5	1
Total	$13,038.8	100%	$9,171.1	100%	$22,209.9	100%

U.S. Invested Assets
Corporate Fixed Maturity Securities Portfolio by Industry as of December 31, 2000

	Publicly Traded		Privately Placed		Total	
	Carrying Amount	% of Total	Carrying Amount	% of Total	Carrying Amount	% of Total
			($ in millions)			
Industry Class						
Transportation and Public Utilities	$3,197.1	37%	$1,957.9	20%	$ 5,155.0	28%
Finance, Insurance and Real Estate	2,657.1	30	2,300.9	24	4,958.0	27
Manufacturing	1,678.9	19	2,845.9	29	4,524.8	24
Mining	496.1	6	936.8	10	1,432.9	8
Retail	295.2	3	795.9	8	1,091.1	6
Services	351.5	4	686.3	7	1,037.8	5
Public Administration	20.3	—	111.4	1	131.7	1
Construction	9.9	—	120.3	1	130.2	1
Agriculture, Forestry and Fishing	34.7	1	41.2	—	75.9	—
Total	$8,740.8	100%	$9,796.6	100%	$18,537.4	100%

As of December 31, 2001, our largest unaffiliated single concentration of fixed maturity securities consisted of $315.3 million of corporate bonds by Ford Motor Company and its affiliates. This represented approximately 1% of our total U.S. invested assets as of December 31, 2001. No other individual non-government issuer represented more than 1% of U.S. invested assets.

We held $5,881.8 million of mortgage-backed and asset-backed securities as of December 31, 2001, and $6,416.3 million as of December 31, 2000. The following table presents the types of mortgage-backed securities ("MBSs"), as well as other asset-backed securities, held for the years indicated:

U.S. Invested Assets
Mortgage and Asset-Backed Securities

	Carrying Amount as of December 31,	
	2001	2000
	(in millions)	
Residential pass-through securities	**$2,855.5**	$3,426.5
Commercial MBS	**1,874.1**	1,403.4
Asset-backed securities	**1,152.2**	1,586.4
Total MBSs and asset-backed securities	**$5,881.8**	$6,416.3

We believe that it is desirable to hold residential mortgage-backed securities due to their credit quality and liquidity as well as portfolio diversification characteristics. Our portfolio is comprised of GNMA, FNMA and FHLMC pass-through securities and is actively managed to ensure that the securities held are trading close to or below par, in order to reduce risk of prepayments. As of December 31, 2001, we held no collateralized mortgage obligations in our U.S. invested asset portfolio.

Commercial mortgage-backed securities provide high levels of credit protection, diversification, reduced event risk and enhanced liquidity. Commercial mortgage-backed securities are predominantly comprised of rated large pool securitizations that are individually and collectively diverse by property type, borrower and geographic dispersion.

We purchase asset-backed securities, ("ABS"), to diversify the overall credit risks of the fixed maturity securities portfolio and to provide attractive returns. The principal risks in holding asset-backed securities are structural and credit risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks involve issuer/servicer risk where collateral values can become impaired in the event of servicer credit deterioration.

Our ABS portfolio is diversified both by type of asset and by issuer. We actively monitor holdings of asset-backed securities to ensure that the risk profile of each security improves or remains consistent. If we are not receiving an adequate yield for the risk, relative to other investment opportunities, we will attempt to sell the security. Prepayments in the ABS portfolio are, in general, insensitive to changes in interest rates or are insulated to such changes by call protection features. In the event that we are subject to prepayment risk, we monitor the factors that impact the level of prepayment and prepayment speed for those asset-backed securities. To the extent we believe that prepayment risk increases, we may attempt to sell the security and reinvest in another security that offers better yield relative to the risk. In addition, we diversify the risks of asset-backed securities by holding a diverse class of securities, which limits our exposure to any one security.

U.S. Invested Assets
Asset-Backed Securities by Type

	Carrying Amount as of December 31,	
	2001	**2000**
	(in millions)	
Credit cards	**$ 131.2**	$ 220.0
Automobile receivables	**49.7**	72.2
Collateralized debt obligations	**468.6**	579.1
Lease receivables	**101.5**	198.9
Consumer loans	**126.5**	145.0
Other	**274.7**	371.2
Total asset-backed securities	**$1,152.2**	$1,586.4

In accordance with our asset liability risk management techniques, we manage the expected lives of U.S. invested assets to be similar to the lives of our liabilities. Significant amounts of our liabilities have an expected life of six years or less. Therefore, comparable amounts of assets have a similar expected life. The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates, excluding scheduled sinking funds, as of December 31, 2001, and December 31, 2000, as follows:

U.S. Invested Assets
Fixed Maturity Securities by Contractual Maturity Dates

	As of December 31,			
	2001		2000	
	Amortized Cost	*Carrying Amount*	*Amortized Cost*	*Carrying Amount*
	(in millions)			
Due in one year or less	**$ 1,358.2**	**$ 1,367.3**	$ 1,093.6	$ 1,083.8
Due after one year through five years	**10,484.3**	**10,815.0**	9,691.0	9,687.7
Due after five years through ten years	**5,535.6**	**5,722.0**	5,058.0	5,135.6
Due after ten years	**5,159.3**	**5,241.7**	3,505.4	3,551.6
Subtotal	**22,537.4**	**23,146.0**	19,348.0	19,458.7
Mortgage-backed and other securities without a single maturity date	**5,659.5**	**5,881.8**	6,242.6	6,416.3
Total	**$28,196.9**	**$29,027.8**	$25,590.6	$25,875.0

We monitor any decline in the credit quality of fixed maturity securities through the designation of "problem securities", "potential problem securities" and "restructured securities". We define problem securities in our fixed maturity portfolio as securities: (i) as to which principal and/or interest payments are in default or (ii) issued by a company that went into bankruptcy subsequent to the acquisition of such securities. We define potential problem securities in our fixed maturity portfolio as securities included on an internal "watch list" for which management has concerns as to the ability of the issuer to comply with the present debt payment terms and which may result in the security becoming a problem or being restructured. The decision whether to classify a performing fixed maturity security as a potential problem involves significant subjective judgments by our management as to the likely future industry conditions and developments with respect to the issuer. We define restructured securities in our fixed maturity portfolio as securities where a concession has been granted to the borrower related to the borrower's financial difficulties that would not have otherwise been considered. We determine that restructures should occur in those instances where greater economic value will be realized under the new terms than through liquidation or other disposition and may involve a change in contractual cash flows.

In December 2001, Enron Corp., along with certain of its subsidiaries, filed voluntary petitions for Chapter 11 reorganization with the U.S. Bankruptcy Court. We recognized realized losses in 2001 for other than temporary impairments and have classified our remaining investment in Enron Corp. and Enron related entities of $45.5 million in our problem fixed maturity securities.

The following table presents the total carrying amount of our fixed maturity portfolio, as well as its problem, potential problem and restructured fixed maturities for the years indicated:

U.S. Invested Assets
Problem, Potential Problem and Restructured Fixed Maturities at Carrying Amount

	As of December 31,	
	2001	**2000**
	($ in millions)	
Total fixed maturity securities (public and private)	**$29,027.8**	$25,875.0
Problem fixed maturity securities	**$ 198.8**	$ 79.0
Potential problem fixed maturity securities	**365.1**	132.5
Restructured fixed maturity securities	**110.8**	48.6
Total problem, potential problem and restructured fixed maturity securities	**$ 674.7**	$ 260.1
Total problem, potential problem and restructured fixed maturity securities as a percent of total fixed maturity securities	**2%**	1%

Equity Securities

Our equity securities consist primarily of investments in common stocks. We classify our investment in common stocks as available for sale and report them at fair value. We report unrealized gains and losses on common stocks as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on deferred acquisition costs that would have occurred if such gains and losses had been realized.

Investments in equity securities, totaled $808.7 million and $666.0 million, which represented 2% of U.S. invested assets as of December 31, 2001, and December 31, 2000, respectively. Investments in company-sponsored funds totaled $463.3 million, or 57%, of our U.S. equity securities as of December 31, 2001. These sponsored funds are intended to be marketed to our asset management clients. Of company-sponsored funds, $313.6 million represented underlying investments in publicly-traded equities, $144.0 million represented investments in publicly-traded fixed income securities and $5.7 million in balanced funds which represented investments in both publicly-traded equities and fixed income securities as of December 31, 2001. The remaining balance of equity securities is a mixture of public and private securities acquired for investment purposes or which were acquired through equity participation features of below investment grade bonds or through recoveries of defaulted securities.

Mortgage Loans

Mortgage loans comprised 25% of total U.S. invested assets as of December 31, 2001, and 27% as of December 31, 2000. Mortgage loans consist of commercial and residential loans. Commercial mortgage loans comprised $9,740.4 million as of December 31, 2001, and $10,775.3 million as of December 31, 2000, or 89% and 95%, of total mortgage loan investments, respectively. Residential mortgages comprised $1,144.2 million and $550.5 million, or 11% and 5%, of total mortgage loan investments as of December 31, 2001, and December 31, 2000, respectively. Principal Residential Mortgage, Inc. and Principal Bank hold the majority of residential loans. Principal Residential Mortgage, Inc. holds residential loans as part of its securitization inventory and Principal Bank holds residential loans to comply with federal thrift charter requirements.

Commercial Mortgage Loans. Commercial mortgages play an important role in our investment strategy by:

- providing strong risk adjusted relative value in comparison to other investment alternatives;
- enhancing total returns; and
- providing strategic portfolio diversification.

As a result, we have focused on constructing a solid, high quality portfolio of mortgages. Our portfolio is generally comprised of mortgages with conservative loan-to-value ratios, high debt service coverages and general purpose property types with a strong credit tenancy.

Our commercial loan portfolio consists of primarily non-recourse, fixed rate mortgages on fully or near fully leased properties. The mortgage portfolio is comprised of general-purpose industrial properties, manufacturing office properties and credit oriented retail properties.

California accounted for 21% of our commercial mortgage loan portfolio as of December 31, 2001. We are, therefore, exposed to potential losses resulting from the risk of catastrophes, such as earthquakes, that may affect the region. Like other lenders, we generally do not require earthquake insurance for properties on which we make commercial mortgage loans. With respect to California properties, however, we obtain an engineering report specific to each property. The report assesses the building's design specifications, whether it has been upgraded to meet seismic building codes and the maximum loss that is likely to result from a variety of different seismic events. We also obtain a report that assesses by building and geographic fault lines the amount of loss our commercial mortgage loan portfolio might suffer under a variety of seismic events.

The following is a summary of our commercial mortgage loans by property type and region as of December 31, 2001, and December 31, 2000:

U.S. Invested Assets
Commercial Mortgage Loan Distribution by Type

	As of December 31,			
	2001		2000	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Office	$3,252.5	33%	$ 3,273.5	30%
Retail	3,106.5	32	3,612.7	34
Industrial	2,948.9	30	3,381.6	31
Apartments	349.8	4	419.7	4
Mixed use/other	111.8	1	130.2	1
Hotel	61.6	1	65.6	1
Valuation allowance	(90.7)	(1)	(108.0)	(1)
Total	$9,740.4	100%	$10,775.3	100%

U.S. Invested Assets
Commercial Mortgage Loan Distribution by Region

	As of December 31,			
	2001		2000	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Pacific	$2,421.3	25%	$ 2,774.8	26%
South Atlantic	2,403.0	25	2,630.5	24
Middle Atlantic	1,606.3	16	1,664.9	15
East North Central	930.1	10	1,006.2	9
West South Central	769.0	8	886.4	8
Mountain	637.7	7	600.2	6
West North Central	397.8	4	439.9	4
East South Central	338.5	3	384.5	4
New England	327.4	3	495.9	5
Valuation allowance	(90.7)	(1)	(108.0)	(1)
Total	$9,740.4	100%	$10,775.3	100%

Our commercial loan portfolio is highly diversified by borrower. As of December 31, 2001, 43% of the U.S. commercial mortgage loan portfolio was comprised of mortgage loans with principal balances of less than $10.0 million. The following table shows our U.S. commercial mortgage loan portfolio by loan size, for the years indicated:

U.S. Invested Assets
Commercial Mortgage Loan Portfolio — By Loan Size

	As of December 31, 2001			As of December 31, 2000		
	Number of Loans	Principal Balance	% of Total	Number of Loans	Principal Balance	% of Total
	($ in millions)					
Under $5 million	1,102	$2,306.7	23%	1,236	$ 2,553.5	24%
$5 million but less than $10 million	275	1,925.5	20	304	2,116.5	19
$10 million but less than $20 million	168	2,267.2	23	187	2,515.2	23
$20 million but less than $30 million	59	1,410.6	14	63	1,495.3	14
$30 million and over	42	1,925.0	20	48	2,204.5	20
Total	1,646	$9,835.0	100%	1,838	$10,885.0	100%

The total number of commercial mortgage loans outstanding as of December 31, 2001 and December 31, 2000 was 1,646 and 1,838, respectively. The average loan size of our commercial mortgage portfolio was $6.0 million as of December 31, 2001. The largest loan on any single property at such dates aggregated $100.0 million for December 31, 2001 and 2000, respectively, and represented 0.2% of U.S. invested assets on these dates. Total mortgage loans to the 10 largest borrowers accounted in the aggregate for approximately 7.1% of the total carrying amount of the commercial mortgage loan portfolio as of December 31, 2001, and 7.0% as of December 31, 2000, and 2% of total U.S. invested assets as of December 31, 2001 and 2000, respectively. As of such dates, all such loans were performing.

The following table presents the disposition of maturities as of December 31, 2001, and December 31, 2000:

U.S. Invested Assets
Dispositions of Scheduled Maturities of Commercial Mortgage Loans

	Amortized Cost as of December 31,	
	2001	2000
	(in millions)	
Paid as scheduled	$434.7	$395.0
Extended	138.1	174.8
Refinanced	75.7	82.7
Foreclosed	5.4	—
Expired maturities	10.6	59.1
Total	$664.5	$711.6

The amortized cost of commercial mortgage loans by contractual maturity dates, excluding scheduled sinking funds as of December 31, 2001, and December 31, 2000, are as follows:

U.S. Invested Assets
Commercial Mortgage Loan Portfolio Maturity Profile

	As of December 31,			
	2001		2000	
	Amortized Cost	% of Total	Amortized Cost	% of Total
	($ in millions)			
Due in one year or less	$ 732.6	8%	$ 675.8	6%
Due after one year through five years	3,180.8	32	3,033.4	28
Due after five years through ten years	2,890.8	29	3,900.7	36
Due after ten years	3,026.9	31	3,273.4	30
Total	$9,831.1	100%	$10,883.3	100%

We actively monitor and manage our commercial mortgage loan portfolio. Substantially all loans within the portfolio are analyzed regularly, based on a proprietary risk rating cash flow model, in order to monitor the financial quality of these assets and are internally rated. Based on ongoing monitoring, mortgage loans with a likelihood of becoming delinquent are identified and placed on an internal "watch list". Among criteria which would indicate a potential problem are: imbalances in ratios of loan to value or contract rents to debt service, major tenant vacancies or bankruptcies, borrower sponsorship problems, late payments, delinquent taxes and loan relief/restructuring requests.

We state commercial mortgage loans at their unpaid principal balances, net of discount accrual and premium amortization, valuation allowances and writedowns for impairment. We provide a valuation allowance for commercial mortgage loans based on past loan loss experience and for specific loans considered to be impaired. Mortgage loans are considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement may not be collected. When we determine that a loan is impaired, we establish a valuation allowance for loss for the excess of the carrying value of the mortgage loan over its estimated fair value. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, the loan's observable market price or the fair value of the collateral. We record increases in such valuation allowances as realized investment losses and, accordingly, we reflect such losses in our consolidated results of operations. Such increases (decreases) in valuation allowances aggregated $(17.3) million for the year ended December 31, 2001, and $(9.8) million for the year ended December 31, 2000.

We review our mortgage loan portfolio and analyze the need for a valuation allowance for any loan which is delinquent for 60 days or more, in process of foreclosure, restructured, on the "watch list", or which currently has a valuation allowance. We categorize loans which are delinquent, loans in process of foreclosure and loans to borrowers in bankruptcy as "problem" loans. Potential problem loans are loans placed on an internal "watch list" for which management has concerns as to the ability of the borrower to comply with the present loan payment terms and which may result in the loan becoming a problem or being restructured. The decision whether to classify a performing loan as a potential problem involves significant subjective judgments by management as to the likely future economic conditions and developments with respect to the borrower. We categorize loans for which the original terms of the mortgages have been modified or for which interest or principal payments have been deferred as "restructured" loans. We also consider matured loans that are refinanced at below market rates as restructured.

We charge mortgage loans deemed to be uncollectible against the allowance for losses and credit subsequent recoveries to the allowance for losses. We maintain the allowance for losses at a level management believes to be adequate to absorb estimated probable credit losses. Management bases its periodic evaluation of the adequacy of the allowance for losses on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may change.

The following table represents our commercial mortgage valuation allowance for the years indicated:

U.S. Invested Assets
Commercial Mortgage Valuation Allowance

	As of December 31,	
	2001	**2000**
	($ in millions)	
Beginning balance	**$108.0**	$117.8
Provision	**12.0**	3.0
Release due to writedowns, sales and foreclosures	**(29.3)**	(12.8)
Ending balance	**$ 90.7**	$108.0
Valuation allowance as % of carrying value before reserves	**1%**	1%

The following table presents the carrying amounts of problem, potential problem and restructured commercial mortgages relative to the carrying amount of all commercial mortgages for the years indicated:

U.S. Invested Assets
Problem, Potential Problem and Restructured Commercial Mortgages at Carrying Amount

	As of December 31,	
	2001	**2000**
	($ in millions)	
Total commercial mortgages	**$9,740.4**	$10,775.3
Problem commercial mortgages(1)	**$ 47.1**	$ 8.9
Potential problem commercial mortgages	**98.9**	58.9
Restructured commercial mortgages	**42.4**	92.6
Total problem, potential problem and restructured commercial mortgages	**$ 188.4**	$ 160.4
Total problem, potential problem and restructured commercial mortgages as a percent of total commercial mortgages	**2%**	1%

(1) Problem commercial mortgages included mortgage loans in foreclosure of $6.0 million as of December 31, 2000. There were no mortgage loans in foreclosure as of December 31, 2001.

Equity Real Estate

We hold commercial equity real estate as part of our investment portfolio. As of December 31, 2001, and December 31, 2000, the carrying amount of equity real estate investment was $1,174.1 million and $1,391.8 million, or 3% and 4% of U.S. invested assets, respectively. We own real estate, real estate acquired upon foreclosure of commercial mortgage loans and interests, both majority owned and non-majority owned, in real estate joint ventures. We continue to focus on a long-term strategy of reducing our real estate equity portfolio.

Equity real estate is categorized as either "real estate held for investment" or "real estate held for sale". Real estate held for investment totaled $783.4 million as of December 31, 2001, and $696.4 million as of December 31, 2000. The carrying value of real estate held for investment is generally adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such impairment adjustments are recorded as realized investment losses and accordingly, are reflected in our consolidated results of operations. For the years ended December 31, 2001 and December 31, 2000, there were no such impairment adjustments.

The carrying amount of real estate held for sale as of December 31, 2001, and December 31, 2000, was $390.7 million and $695.4 million, net of valuation allowances of $19.8 million and $40.8 million, respectively. Once we identify a real estate property to be sold and commence a plan for marketing the property, we classify the property as held for sale. We establish a valuation allowance subject to periodical revisions, if necessary, to adjust the carrying value of the property to reflect the lower of its current carrying value or the fair value, less associated selling costs.

We use research, both internal and external, to recommend appropriate product and geographic allocations and changes to the equity real estate portfolio. We monitor product, geographic and industry diversification separately and together to determine the most appropriate mix.

Equity real estate is distributed across geographic regions of the country with larger concentrations in the South Atlantic, Pacific, and West South Central regions of the United States as of December 31, 2001. By property type, there is a concentration in office buildings that represented approximately 36% of the equity real estate portfolio as of December 31, 2001. Our largest equity real estate holding as of December 31, 2001 consisted of an office/industrial park located in Durham, North Carolina with an aggregate carrying value of approximately $148.3 million and represented approximately 13% of total U.S. equity real estate assets and 0.3% of U.S. invested assets. The ten largest real estate properties as of December 31, 2001 comprised 47% of total U.S. equity real estate assets and 1% of total U.S. invested assets. In addition, our equity real estate includes our investment in BT Hotels. As of December 31, 2001, BT Hotels was fully consolidated into our financial statements and is reflected in the International region and Hotel/Motel property type in the following investment schedules:

U.S. Invested Assets
Equity Real Estate by Region(1)

	As of December 31,			
	2001		2000	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
South Atlantic	$ 376.4	32%	$ 431.7	31%
West South Central	236.4	20	362.2	26
International	223.6	19	—	—
Pacific	183.8	16	384.6	28
East North Central	62.3	5	120.7	9
East South Central	32.3	3	21.5	1
West North Central	28.0	2	19.0	1
New England	14.3	1	14.5	1
Mountain	8.8	1	8.9	1
Middle Atlantic	8.2	1	28.7	2
Total	$1,174.1	100%	$1,391.8	100%

(1) Regions are defined by the American Council of Life Insurers.

U.S. Invested Assets
Equity Real Estate by Property Type

	As of December 31,			
	2001		2000	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Office	$ 422.9	36%	$ 615.5	44%
Hotel/Motel	223.6	19	—	—
Industrial	221.6	19	413.6	30
Retail	138.9	12	152.7	11
Service Center	63.1	5	120.1	9
Land	53.3	5	89.9	6
Apartments	50.7	4	—	—
Total	$1,174.1	100%	$1,391.8	100%

Derivatives

We use various derivative financial instruments to manage our exposure to fluctuations in interest rates, including interest rate futures and interest rate swaps and swaptions. We use interest rate futures contracts to hedge changes in interest rates subsequent to the issuance of an insurance liability, such as a guaranteed investment contract, but prior to the purchase of a supporting asset, or during periods of holding assets in anticipation of near term liability sales. We use interest rate swaps primarily to more closely match the interest rate characteristics of assets and liabilities. They can be used to change the interest rate characteristics of specific assets and liabilities as well as an entire portfolio. Occasionally, we will sell a callable liability or a liability with attributes similar to a call option. In these cases, we will use interest rate swaptions or similar products to hedge the risk of early liability payment, thereby transforming the callable liability into a fixed term liability.

We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer, and we require additional yield on these investments to compensate for the risk that the issuer will exercise such option. An example of an investment we limit because of the option risk is residential mortgage-backed securities. We assess option risk in all investments we make and, when we take that risk, we price for it accordingly.

Foreign currency risk is the risk that we will incur economic losses due to adverse fluctuations in foreign currency exchange rates. This risk arises from our international operations and foreign currency-denominated funding agreements issued to non-qualified institutional investors in the international market. The notional amount of our currency swap agreements associated with foreign-denominated liabilities as of December 31, 2001, was $3,130.9 million. We also have fixed maturity securities that are denominated in foreign currencies. However, we use derivatives to hedge the foreign currency risk of these funding agreements and securities. As of December 31, 2001, the fair value of our foreign currency denominated fixed maturity securities was $304.6 million. We use currency swap agreements of the same currency to hedge the foreign currency exchange risk related to these investments. The notional amount of our currency swap agreements associated with foreign-denominated fixed maturity securities as of December 31, 2001, was $296.0 million.

In conjunction with the interest rate swaps, interest rate swaptions and other derivatives, we are exposed to counterparty risk, or the risk that counterparty fails to perform the terms of the derivative contract. We actively manage this risk by:

- establishing exposure limits which take into account non-derivative exposure we have with the counterparty as well as derivative exposure;
- performing similar credit analysis prior to approval on each derivatives counterparty that we do when lending money on a long-term basis;
- limiting exposure to AA– credit or better;
- conducting stress-test analysis to determine the maximum exposure created during the life of a prospective transaction; and
- daily monitoring of counterparty credit ratings.

All new derivative counterparties are approved by the investment committee. We believe the risk of incurring losses due to nonperformance by our counterparties is remote and that such losses, if any, would not be material. Futures contracts trade on organized exchanges and, therefore, effectively have no credit risk.

The notional amounts used to express the extent of our involvement in swap transactions represent a standard measurement of the volume of our swap business. Notional amount is not a quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet. Notional amounts represent those amounts used to calculate contractual flows to be exchanged and are not paid or received, except for contracts such as currency swaps. Actual credit exposure represents the amount owed to us under derivative contracts as of the valuation date. The following tables present our position in, and credit exposure to, derivative financial instruments as of December 31, 2001, and December 31, 2000:

U.S. Invested Assets
Derivative Financial Instruments

	As of December 31,			
	2001		2000	
	Notional Amount	% of Total	Notional Amount	% of Total
	($ in millions)			
Mortgage-backed forwards and options	$ 9,250.7	34%	$ 1,898.3	18%
Foreign currency swaps	4,091.9	15	2,745.0	26
Swaptions	3,570.0	13	697.7	7
Interest rate floors	3,400.0	13	2,450.0	23
Interest rate swaps	3,272.5	12	2,241.5	22
Interest rate lock commitments	2,565.9	9	—	—
Currency forwards	380.0	1	39.4	—
Bond forwards	357.4	1	—	—
Principal Only swaps	250.0	1	150.0	1
U.S. treasury futures	186.6	1	183.2	2
Treasury rate guarantees	88.0	—	60.0	1
Call options	30.0	—	30.0	—
Other	25.0	—	—	—
Total	$27,468.0	100%	$10,495.1	100%

U.S. Invested Assets
Derivative Financial Instruments

	As of December 31,			
	2001		2000	
	Credit Exposure	% of Total	Credit Exposure	% of Total
	($ in millions)			
Foreign currency swaps	$101.1	33%	$45.3	42%
Interest rate swaps	78.4	25	14.1	13
Currency forwards	55.3	18	5.5	5
Mortgage-backed forwards and options	41.7	14	—	—
Interest rate floors	13.2	4	20.0	18
Call options	8.9	3	12.3	11
Swaptions	8.7	3	11.8	11
Other	0.1	—	—	—
Total	$307.4	100%	$109.0	100%

Other Investments

Our other investments totaled $678.4 million as of December 31, 2001, compared to $681.2 million as of December 31, 2000. Our investment in Coventry is included in other investments as we accounted for it using the equity method. As of December 31, 2001, our carrying value in Coventry was $146.0 million. With the adoption of SFAS 133 on January 1, 2001, derivatives were reflected on our balance sheet and accounted for $116.5 million in other investments as of December 31, 2001. The remaining invested assets include leases and other private equity investments.

Securities Lending

The terms of our securities lending program, approved in 1999, allow us to lend our securities to major brokerage firms. Our policy requires an initial minimum of 102% of the fair value of the loaned securities as collateral. Our securities on loan as of December 31, 2001, had a fair value of $0.5 million.

International Investment Operations

As of December 31, 2001, our international investment operations consist of the investments of Principal International and BT Financial Group and comprise $1.4 billion in invested assets, which primarily represent the assets of Principal International. Principal Capital Management works with each Principal International affiliate to develop investment policies and strategies that are consistent with the products they offer. Due to the regulatory constraints in each country, each company maintains its own investment policies which are approved by Principal Capital Management. Each international affiliate is required to submit a compliance report relative to its strategy to Principal Capital Management. A credit committee comprised of Principal Capital Management employees and international affiliate company chief investment officers review each corporate credit annually. In addition, employees from our U.S. operations who serve on the credit committee currently hold investment positions in two of our international affiliates. Principal Capital Management provides credit analysis training to Principal International personnel.

Overall Composition of International Invested Assets

As shown in the following table, the major categories of international invested assets as of December 31, 2001, and December 31, 2000, were fixed maturity securities and residential mortgage loans:

International Invested Assets

	As of December 31,			
	2001		2000	
	Carrying Amount	% of Total	Carrying Amount	% of Total
		($ in millions)		
Fixed maturity securities				
Public	**$ 941.3**	**69%**	$ 948.6	70%
Private	**61.0**	**4**	16.3	1
Equity securities, available-for-sale	**24.9**	**2**	76.9	6
Mortgage loans				
Residential	**181.1**	**13**	166.9	12
Real estate held for investment	**7.7**	**1**	8.7	1
Other investments	**151.4**	**11**	129.8	10
Total invested assets	**$1,367.4**	**100%**	$1,347.2	100%
Cash and cash equivalents	**128.0**		176.5	
Total invested assets and cash	**$1,495.4**		$1,523.7	

International Investment Results

The yield on international invested assets and on cash and cash equivalents, excluding net realized gains and losses, was 8.5%, 7.1% and 7.5% for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table illustrates the yields on average assets for each of the components of our investment portfolio for the years ended December 31, 2001, 2000 and 1999:

International Invested Assets
Yields by Asset Type

	As of or for the year ended December 31,					
	2001		2000		1999	
	Yield	Amount	Yield	Amount	Yield	Amount
			($ in millions)			
Fixed maturity securities						
Gross investment income(1)	9.1%	$ 89.3	7.4%	$ 67.4	6.9%	$ 61.0
Net realized capital gains (losses)	(2.2)	(22.0)	0.4	3.7	0.8	7.4
Total		$ 67.3		$71.1		$ 68.4
Ending assets (at carrying value)		$1,002.3		$964.9		$859.6
Equity securities, available-for-sale						
Gross investment income(1)	0.4%	$ 0.2	0.6%	$ 0.5	6.9%	$ 7.0
Net realized capital gains (losses)	6.5	3.3	(1.3)	(1.1)	1.6	1.6
Total		$ 3.5		$ (0.6)		$ 8.6
Ending assets (at carrying value)		$ 24.9		$ 76.9		$ 96.1
Mortgage loans — Residential						
Gross investment income(1)	10.4%	$ 18.1	8.6%	$ 11.2	15.2%	$ 7.0
Net realized capital gains (losses)	—	—	—	—	—	—
Total		$ 18.1		$ 11.2		$ 7.0
Ending assets (at carrying value)		$ 181.1		$166.9		$ 92.3
Real estate						
Gross investment income(1)	7.3%	$ 0.6	5.1%	$ 0.5	8.6%	$ 0.4
Net realized capital gains (losses)	—	—	—	—	—	—
Total		$ 0.6		$ 0.5		$ 0.4
Ending assets (at carrying value)		$ 7.7		$ 8.7		$ 10.8
Cash and cash equivalents						
Gross investment income(1)	2.9%	$ 4.4	4.4%	$ 8.3	4.8%	$ 5.9
Net realized capital gains (losses)	—	—	—	—	—	—
Total		$ 4.4		$ 8.3		$ 5.9
Ending assets (at carrying value)		$ 128.0		$176.5		$201.1
Other investments						
Gross investment income(1)	12.2%	$ 17.1	11.7%	$ 19.1	15.4%	$ 15.9
Net realized capital gains (losses)	(29.4)	(41.3)	0.1	0.2	(0.3)	(0.3)
Total		$ (24.2)		$ 19.3		$ 15.6
Ending assets (at carrying value)		$ 151.4		$129.8		$196.4
Total before investment expenses						
Gross investment income(1)	8.6%	$ 129.7	7.2%	$107.0	7.7%	$ 97.2
Net realized capital gains (losses)	(4.0)	(60.0)	0.2	2.8	0.7	8.7
Total		$ 69.7		$109.8		$105.9
Investment expenses	—%	$ 0.7	0.1%	$ 2.0	0.2%	$ 3.1
Net investment income	8.5%	$ 129.0	7.1%	$105.0	7.5%	$ 94.1

(1) Yields are based on annual average asset carrying values for the years ended December 31, 2001, 2000, and 1999.

Fixed Maturity Securities

Fixed maturity securities consist primarily of publicly traded debt securities and represented 73% of total international invested assets as of December 31, 2001, and 71% as of December 31, 2000. Fixed maturity securities were diversified by type of issuer as of December 31, 2001, and for the year ended December 31, 2000, as shown in the following table:

International Invested Assets
Fixed Maturity Securities by Type of Issuer

	As of December 31,			
	2001		2000	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 0.3	—%	$ 1.8	—%
Foreign governments	322.8	32	313.6	32
Corporate — public	363.6	37	376.5	39
Corporate — private	61.0	6	16.3	2
Mortgage-backed securities and other asset-backed securities	254.6	25	256.7	27
Total fixed maturities	$1,002.3	100%	$964.9	100%

The fixed maturity securities held by the international operations have not been rated by external agencies and cannot be presented in a comparable rating agency equivalent.

The issuers of the majority of our fixed maturity corporate securities are mainly banks and are categorized in the finance, insurance and real estate category as shown in the following tables:

International Invested Assets
Corporate Fixed Maturity Securities Portfolio by Industry as of December 31, 2001

	Publicly Traded		Privately Placed		Total	
	Carrying Amount	% of Total	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)					
Industry Class						
Finance, Insurance and Real Estate	$180.2	50%	$17.5	29%	$197.7	47%
Services	50.3	14	9.8	16	60.1	14
Construction	47.6	13	6.0	10	53.6	12
Transportation and Public Utilities	49.7	14	—	—	49.7	12
Retail	35.6	9	1.2	2	36.8	9
Manufacturing	0.1	—	26.5	43	26.6	6
Public Administration	0.1	—	—	—	0.1	—
Total	$363.6	100%	$61.0	100%	$424.6	100%

International Invested Assets
Corporate Fixed Maturity Securities Portfolio by Industry as of December 31, 2000

	Publicly Traded		Privately Placed		Total	
	Carrying Amount	% of Total	Carrying Amount	% of Total	Carrying Amount	% of Total
			($ in millions)			
Industry Class						
Finance, Insurance and Real Estate	$240.3	64%	$ —	—%	$240.3	61%
Transportation and Public Utilities	100.6	27	—	—	100.6	26
Retail	26.2	7	—	—	26.2	7
Manufacturing	0.3	—	13.3	82	13.6	3
Services	9.1	2	2.7	17	11.8	3
Construction	—	—	0.3	1	0.3	—
Total	$376.5	100%	$16.3	100%	$392.8	100%

The international operations held $254.6 million of residential pass-through securities as of December 31, 2001, and $256.7 million as of December 31, 2000.

The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates excluding scheduled sinking funds, as of December 31, 2001, and December 31, 2000, were as follows:

International Invested Assets
Fixed Maturity Securities by Contractual Maturity Dates

	As of December 31,			
	2001		2000	
	Amortized Cost	Carrying Amount	Amortized Cost	Carrying Amount
		(in millions)		
Due in one year or less	**$ 35.5**	**$ 36.0**	$ 31.6	$ 29.2
Due after one year through five years	**161.7**	**162.3**	91.8	95.3
Due after five years through ten years	**212.8**	**211.8**	215.6	217.2
Due after ten years	**326.6**	**337.6**	356.4	366.5
Subtotal	**736.6**	**747.7**	695.4	708.2
Mortgage-backed and other securities without a single maturity date	**248.8**	**254.6**	253.5	256.7
Total	**$985.4**	**$1,002.3**	$948.9	$964.9

The international operations held $20.1 million of restructured government bonds in Argentina, which represented 2% of international fixed maturity securities as of December 31, 2001.

Equity Securities

Our equity securities represented 2% of international invested assets as of December 31, 2001, and 6% as of December 31, 2000. Our equity securities consisted of $8.2 million in mutual funds and $16.7 million in common stock as of December 31, 2001.

Residential Mortgage Loans

Our Chilean operations originate and purchase residential mortgage loans. Residential mortgage loans comprised $181.1 million, or 13%, of international invested assets as of December 31, 2001, and $166.9 million, or 12%, as of December 31, 2000.

Derivatives

The derivative contracts outstanding as of December 31, 2000 related to the 144A debt issued to purchase BT Financial Group in 1999. On December 28, 2001, all obligations of the long-term debt were assumed by Principal Financial Services, Inc., and as of that date Principal Financial Group (Australia) Holdings Pty Limited's obligations ceased. In conjunction with the move of the debt, the outstanding derivative contracts were assigned to PFSI. The following tables present our position in, and credit exposure to, derivative financial instruments as of December 31, 2001, and December 31, 2000.

International Invested Assets
Derivative Financial Instruments

	As of December 31,			
	2001		2000	
	Notional Amount	% of Total	Notional Amount	% of Total
	($ in millions)			
Foreign currency swaps	**$13.4**	**100%**	$ 665.0	39%
Interest rate swaps	—	—	665.0	39
Currency forwards	—	—	380.0	22
Total	$13.4	100%	$1,710.0	100%

International Invested Assets
Derivative Financial Instruments

	As of December 31,			
	2001		2000	
	Credit Exposure	% of Total	Credit Exposure	% of Total
	($ in millions)			
Interest rate swaps	$—	—%	$39.1	42%
Foreign currency swaps	—	—	28.4	30
Currency forwards	—	—	26.2	28
Total	$—	—%	$93.7	100%

Other Investments

Our other investments totaled $151.4 million as of December 31, 2001, compared to $129.8 million as of December 31, 2000. Of the $151.4 million, $37.8 million is related to subordinated notes in BT Financial Group's margin lending program, $68.2 million represents our investments in unconsolidated subsidiaries in Brazil, Japan, India and Mexico, $25.5 million represents BT Financial Group's investment in unit trusts, $19.5 million represents other invested assets from our Chilean operations and $0.4 million represents other invested assets from our Mexican operations.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk Exposures and Risk Management

Market risk is the risk that we will incur losses due to adverse fluctuations in market rates and prices. Our primary market risk exposure is to changes in interest rates, although we also have exposures to changes in equity prices and foreign currency exchange rates.

The active management of market risk is an integral part of our operations. We manage our overall market risk exposure within established risk tolerance ranges by using the following approaches:

- rebalance our existing asset or liability portfolios;
- control the risk structure of newly acquired assets and liabilities; or
- use derivative instruments to modify the market risk characteristics of existing assets or liabilities or assets expected to be purchased.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate risk stems largely from our substantial holdings of guaranteed fixed rate liabilities in our U.S. Asset Management and Accumulation segment.

We seek to earn returns on investments that enhance our ability to offer competitive rates and prices to customers while contributing to attractive and stable profits and long-term capital growth. Accordingly, our investment decisions and objectives are a function of the underlying risks and product profiles of each primary business operation. In addition, we diversify our product portfolio offerings to include products that contain features that will protect us against fluctuations in interest rates. Those features include adjustable crediting rates, policy surrender charges and market value adjustments on liquidations.

We manage the interest rate risk inherent in our assets relative to the interest rate risk inherent in our liabilities. One of the measures we use to quantify this exposure is duration. Duration measures the change in the fair value of assets and liabilities for given changes in interest rates. For example, if interest rates increase by a hypothetical 100 basis points, the fair value of an asset with a duration of 5 years is expected to decrease in value by approximately 5%.

To calculate duration, we project asset and liability cashflows. These cashflows are discounted to a net present value basis using a spot yield curve, which is a blend of the spot yield curves for each of the asset types in the portfolio. Duration is calculated by re-calculating these cashflows and redetermining the net present value based upon an alternative level of interest rates, and determining the percentage change in fair value.

As of December 31, 2001, the difference between the asset and liability durations on our primary duration managed portfolio was .02 years. This duration gap indicates that as of this date the sensitivity of the fair value of our assets to interest rate movements is greater than that of the fair value of our liabilities. Our goal is to minimize the duration gap. Currently, our guidelines dictate that total duration gaps between the asset and liability portfolios must be within 0.25 years. The value of the assets in this portfolio was $23,735.5 million as of December 31, 2001.

We also manage interest rate risk by employing a partial duration analysis. With this technique, the yield curve is dissected into various term components and a partial duration is calculated for each. Each partial duration represents the potential change in fair value of the asset or liability to interest rate shift in rates in the applicable component of the yield curve. We minimize potential volatility in the fair value of surplus of Principal Life as a result of changes in the yield curve by managing each partial duration gap between the assets and liabilities within established guidelines.

With respect to our primary duration managed portfolio, we use several methods to correct any potential total or partial duration gaps that are outside of our established risk tolerance ranges. We can rebalance the existing asset or liability portfolios or we can redirect new asset purchases until the asset portfolio is better aligned with the liabilities and our duration gaps are back within their limits. If a more expedient correction is desired, another method we use is forward interest rate swaps. These swaps are designed to move duration exposure from one specific point on the yield curve to another, and are an efficient way to quickly shift the partial and total duration profile of the asset portfolio so that duration gaps and hence interest rate risk is minimized.

For products such as whole life insurance, term life insurance and single premium deferred annuities, the liability cashflow is less predictable, and a duration-matching strategy is less reliable and manageable. We do, however, try to manage the duration of these portfolios. For these products, we manage interest rate risk based on a modeling process that considers the target average life, maturities, crediting rates and assumptions of policyholder behavior. As of December 31, 2001, the weighted-average difference between the asset and liability durations on these portfolios was 1.2 years. This duration gap indicates that as of this date the sensitivity of the fair value of our assets to interest rate movements is greater than that of the fair value of our liabilities. We attempt to monitor this duration gap consistent with our overall risk/reward tolerances. The value of the assets in these portfolios was $10,225.7 million as of December 31, 2001.

We also have a block of participating general account pension business that passes the actual investment performance of the assets to the customer. The investment strategy of this block is to maximize investment return to the customer on a "best efforts" basis, and there is little or no attempt to manage the duration of this portfolio since there is little or no interest rate risk. The value of the assets in these portfolios was $4,886.3 million as of December 31, 2001.

Using the assumptions and data in effect as of December 31, 2001, we estimate that a 100 basis point immediate, parallel increase in interest rates decreases the net fair value of our portfolio by $127.5 million. The following table details the estimated changes by risk management strategy:

Risk Management Strategy	As of December 31, 2001 Value of Total Assets	Net Fair Value Change
	(in millions)	
Primary duration-managed	$23,735.5	$ (4.7)
Duration-monitored	10,225.7	(122.8)
Non duration-managed	4,886.3	—
Total	$38,847.5	$(127.5)

Our selection of a 100 basis point immediate, parallel increase or decrease in interest rates is a hypothetical rate scenario we use to demonstrate potential risk. While a 100 basis point immediate, parallel increase does not represent our view of future market changes, it is a near term reasonably possible hypothetical change that illustrates the potential impact of such events. While these fair value measurements provide a representation of interest rate sensitivity, they are based on our portfolio exposures at a point in time and may not be representative of future market results. These exposures will change as a result of ongoing portfolio transactions in response to new business, management's assessment of changing market conditions and available investment opportunities.

We are also exposed to interest rate risk in our Mortgage Banking segment. We manage this risk by striving to balance our loan origination and loan servicing operations, the two of which are generally counter-cyclical. In addition, we use various financial instruments, including derivatives contracts, to manage the interest rate risk specifically related to committed loans in the pipeline and mortgage servicing rights. The overall objective of our interest rate risk management policies is to offset changes in the values of these items resulting from changes in interest rates. We do not speculate on the direction of interest rates in our management of interest rate risk.

We manage interest rate risk on our mortgage loan pipeline by buying and selling mortgage-backed securities in the forward markets, over-the-counter options on mortgage-backed securities, U.S. Treasury and Eurodollar futures contracts and options on futures contracts. We also use interest rate floors, futures contracts, options on futures contracts, swaps and swaptions, mortgage-backed securities and principal-only strips in hedging a portion of our portfolio of mortgage servicing rights from prepayment risk associated with changes in interest rates.

We measure pipeline interest rate risk exposure by adjusting the at-risk pipeline in light of the theoretical optionality of each applicant's rate/price commitment. The at-risk pipeline, which consists of closed loans and rate locks, is then refined at the product type level to express each product's sensitivity to changes in market interest rates in terms of a single current coupon MBS duration. Suitable hedges are selected and a similar methodology applied to this hedge position. The variety of hedging instruments allows us to match the behavior of the financial instrument with that of the different types of loans originated. We limit our risk exposure by requiring that the net position value not change by more than $10.0 million given an instantaneous change in the benchmark MBS price of +/− 2.5%. This price sensitivity analysis is performed at least once daily. The value of the loans in the pipeline as of December 31, 2001, was $7.0 billion. Due to the impact of our hedging activities, we estimate that a 100 basis point immediate parallel increase in the interest rates decreases the December 31, 2001, net position value by $12.5 million.

The financial risk associated with our mortgage servicing operations is the risk that the market value of the servicing asset falls below its U.S. GAAP book value. To measure this risk, we analyze each servicing risk tranche's U.S. GAAP book value in relation to the then current market value for similar servicing rights. We perform this valuation using option-adjusted spread valuation techniques applied to each risk tranche. We produce tranche market values at least monthly.

The market value of the servicing asset declines as interest rates decrease due to possible mortgage loan servicing rights impairment that may result from increased current and projected future prepayment activity. The change in value of the servicing asset due to interest rate movements is reduced by the use of financial instruments, including derivative contracts, that increase in aggregate value when interest rates decline. Based on values as of December 31, 2001, a 100 basis point parallel decrease in interest rates produces a $191.4 million decline in value of the servicing asset of our Mortgage Banking segment, net of the impact of these hedging vehicles, due to the differences between market values and U.S. GAAP book values.

Derivatives. We use various derivative financial instruments to manage our exposure to fluctuations in interest rates, including interest rate swaps, Principal Only swaps, interest rate floors, swaptions, U.S. Treasury futures, Treasury rate guarantees, interest rate lock commitments and mortgage-backed forwards and options. We use interest rate futures contracts and mortgage-backed forwards to hedge changes in interest rates subsequent to the issuance of an insurance liability, such as a guaranteed investment contract, but prior to the purchase of a supporting asset, or during periods of holding assets in anticipation of near term liability sales. We use interest rate swaps and Principal Only swaps primarily to more closely match the interest rate characteristics of assets and liabilities. They can be used to change the interest rate characteristics of specific assets and liabilities as well as an entire portfolio. Occasionally, we will sell a callable liability or a liability with attributes similar to a call option. In these cases, we will use interest rate swaptions or similar products to hedge the risk of early liability payment thereby transforming the callable liability into a fixed term liability.

We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer, and we require additional yield on these investments to compensate for the risk that the issuer will exercise such option. An example of an investment we limit because of the option risk is residential mortgage-backed securities. We assess option risk in all investments we make and, when we assume such risk, we seek to price for it accordingly to achieve an appropriate return on our investments.

In conjunction with the interest rate swaps, interest rate swaptions and other derivatives, we are exposed to counterparty risk, or the risk that counterparty fails to perform the terms of the derivative contract. We actively manage this risk by:

- establishing exposure limits which take into account non-derivative exposure we have with the counterparty as well as derivative exposure;
- performing similar credit analysis prior to approval on each derivatives counterparty that we do when lending money on a long-term basis;
- limiting exposure to AA− credit or better;
- conducting stress-test analysis to determine the maximum exposure created during the life of a prospective transaction; and
- daily monitoring of counterparty credit ratings.

All new derivative counterparties are approved by the investment committee. We believe the risk of incurring losses due to nonperformance by our counterparties is remote and that such losses, if any, would not be material. Futures contracts trade on organized exchanges and, therefore, effectively have no credit risk.

The following table shows the interest rate sensitivity of our derivatives measured in terms of fair value. These exposures will change as a result of ongoing portfolio and risk management activities.

	As of December 31, 2001				
			Fair Value (no accrued interest)		
	Notional Amount	Weighted Average Term (Years)	−100 Basis Point Change	No Change	+100 Basis Point Change
	($ in millions)				
Interest rate swaps	$ 3,272.5	5.60(1)	$ (51.9)	$ 1.8	$ 50.7
Principal Only swaps	250.0	2.32(1)	21.6	(5.7)	(17.9)
Other	25.0	0.30(1)	0.7	0.1	(0.5)
Interest rate floors	3,400.0	4.50(2)	55.6	49.0	(23.2)
U.S. Treasury futures	186.6	0.25(3)	3.4	0.9	(1.6)
Swaptions	3,570.0	1.61(4)	89.8	51.1	(40.3)
Treasury rate guarantees	88.0	0.32(5)	(6.1)	0.2	6.6
Bond forwards	357.4	1.69(5)	12.0	(9.6)	(30.5)
Mortgage-backed forwards and options	9,250.7	0.24(5)	(205.6)	36.6	254.4
Interest rate lock commitments	2,565.9	0.12(6)	64.1	(11.5)	(130.0)
Total	$22,966.1		$ (16.4)	$112.9	$ 67.7

(1) Based on maturity date of swap.

(2) Based on maturity date of floor.

(3) Based on maturity date.

(4) Based on option date of swaption.

(5) Based on settlement date.

(6) Based on expiration date.

We use U.S. treasury futures to manage our over/under commitment position, and our position in these contracts changes daily.

Debt Issued and Outstanding. As of December 31, 2001, the aggregate fair value of debt was $1,447.3 million. A 100 basis point, immediate, parallel decrease in interest rates would increase the fair value of debt by approximately $81.4 million.

	As of December 31, 2001		
	Fair Value (no accrued interest)		
	−100 Basis Point Change	No Change	+100 Basis Point Change
		(in millions)	
7.95% notes payable, due 2004	$ 222.2	$ 216.9	$ 211.8
8.2% notes payable, due 2009	542.1	511.2	482.5
7.875% surplus notes payable, due 2024	215.7	193.9	175.4
8% surplus notes payable, due 2044	108.0	95.7	85.7
Non-recourse mortgages and notes payable	271.6	260.4	249.9
Other mortgages and notes payable	169.1	169.2	169.2
Total long-term debt	$1,528.7	$1,447.3	$1,374.5

Equity Risk

Equity risk is the risk that we will incur economic losses due to adverse fluctuations in a particular common stock. As of December 31, 2001, the fair value of our equity securities was $833.6 million. A 10% decline in the value of the equity securities would result in an unrealized loss of $83.4 million.

We also have indirect equity risk exposure with respect to BT Financial Group margin lending operations. Under the terms of this financing arrangement, BT Financial Group margin lending operations allow retail clients and independent financial advisors on behalf of clients, within limits approved by senior management, to borrow funds from BT Financial Group to invest in an approved list of securities and mutual fund investments which serve as security for the loan. The risk of loan default increases as the value of the underlying securities declines. This risk is actively managed through the use of margin calls on loans when the underlying securities fall below established levels. Overall, the margin lending portfolio is limited to a ratio of borrowed funds to market value of securities of an average of 60%. On November 30, 1999, BT Financial Group margin lending operations securitized its margin lending portfolio with Westpac Banking Corporation, an Australian bank. Under the terms of this financing, BT Financial Group margin lending operations are required to allocate capital equal to approximately 7% of the outstanding borrowed amount, as a cushion for loan defaults. As of December 31, 2001, the margin lending portfolio was $539.5 million, or A$1,054.0 million, while the ratio of borrowed funds to market value of securities was 43%, below that of the maximum allowed.

Foreign Currency Risk

Foreign currency risk is the risk that we will incur economic losses due to adverse fluctuations in foreign currency exchange rates. This risk arises from our international operations and foreign currency-denominated funding agreements issued to non-qualified institutional investors in the international market. The notional amount of our currency swap agreements associated with foreign-denominated liabilities as of December 31, 2001, was $3,130.9 million. We also have fixed maturity securities that are denominated in foreign currencies. However, we use derivatives to hedge the foreign currency risk, both interest payments and the final maturity payment, of these funding agreements and securities. As of December 31, 2001, the fair value of our foreign currency denominated fixed maturity securities was $304.6 million. We use currency swap agreements of the same currency to hedge the foreign currency exchange risk related to these investments. The notional amount of our currency swap agreements associated with foreign-denominated fixed maturity securities as of December 31, 2001, was $296.0 million. With regard to our international operations, we attempt to do as much of our business as possible in the functional currency of the country of operation. At times, however, we are unable to do so, and in these cases, we use foreign exchange derivatives to hedge the resulting risks.

Additionally, we utilize foreign currency swaps related to $665.0 million of private notes issued in connection with our acquisition of BT Financial Group. The interest payments related to these notes were serviced through operating cash flows of our Australian operations. By utilizing the foreign currency and interest rate swaps, the impact of Australian and U.S. dollar exchange rate fluctuations had a minimal effect on our ability to rely on the cash flows of our Australian operations to service the interest and principal payments related to the notes. On December 28, 2001, all of the long-term debt obligations of Principal Financial Group (Australia) Holdings Pty Limited were ceased and were assumed by its parent, PFSI.

We estimate that as of December 31, 2001, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would result in no change to the net fair value of our foreign currency denominated instruments identified above, including the currency swap agreements. The selection of a 10% immediate unfavorable change in all currency exchange rates should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event. Our largest individual currency exposure is to fluctuations between the Australian dollar and the U.S. dollar.

Effects of Inflation

We do not believe that inflation, in the United States or in the other countries in which we operate, has had a material effect on our consolidated operations over the past five years. In the future, however, we may be affected by inflation to the extent it causes interest rates to rise.

REPORT OF MANAGEMENT

The management of Principal Financial Group, Inc. is responsible for the preparation and integrity of the consolidated financial statements and related financial information included in the Financial Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's best estimates and informed judgements. Management believes the statements fairly present Principal Financial Group, Inc.'s financial position and results of operation, and that other information contained in this Financial Report is consistent with the financial statements.

Management is responsible for maintaining systems of internal accounting controls designed to provide reasonable assurance as to the integrity of the financial records and the protection of corporate assets. Principal Financial Group, Inc. supports and manages an active program designed to monitor compliance with policies and procedures and evaluate internal control.

Ernst & Young LLP, independent auditors, has audited the consolidated financial statements of Principal Financial Group, Inc. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that the independent auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The independent auditors have discussed with the audit committee accounting principles, estimates and judgments used by management in the preparation of the consolidated financial statements.

The board of directors is responsible for engaging the independent auditors, evaluating the independent auditors' independence, overseeing the independent audit, and assuring management fulfills its responsibilities in the preparation of the financial statements and for maintaining the system of internal controls. The audit committee of the board meets quarterly with management, the internal auditors and the independent auditors to enable the board to fulfill these responsibilities.

By: 

Michael H. Gersie
Executive Vice President and Chief Financial Officer

By: 

Douglas C. Cunningham
Vice President and Corporate Controller

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Principal Financial Group, Inc.

We have audited the accompanying consolidated statements of financial position of Principal Financial Group, Inc. (the Company), successor to Principal Mutual Holding Company, as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Principal Financial Group, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in response to a new accounting standard that became effective January 1, 2001.

Ernst + Young LLP

Des Moines, Iowa
February 1, 2002

PRINCIPAL FINANCIAL GROUP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2001	2000
	(in millions, except per share data)	
Assets		
Fixed maturities, available-for-sale	$30,012.3	$26,839.9
Fixed maturities, trading	17.8	—
Equity securities, available-for-sale	833.6	742.9
Mortgage loans	11,065.7	11,492.7
Real estate	1,181.8	1,400.5
Policy loans	831.9	803.6
Other investments	829.8	811.0
Total investments	44,772.9	42,090.6
Cash and cash equivalents	623.8	926.6
Accrued investment income	594.3	530.8
Premiums due and other receivables	531.3	505.7
Deferred policy acquisition costs	1,372.5	1,333.3
Property and equipment	518.2	507.0
Goodwill and other intangibles	1,228.4	1,375.9
Mortgage loan servicing rights	1,779.2	1,084.4
Separate account assets	35,864.8	34,916.2
Other assets	1,065.1	1,134.4
Total assets	$88,350.5	$84,404.9
Liabilities		
Contractholder funds	$24,684.4	$24,300.2
Future policy benefits and claims	14,034.6	13,346.0
Other policyholder funds	589.1	597.4
Short-term debt	511.6	459.5
Long-term debt	1,378.4	1,336.5
Income taxes currently payable	0.5	108.4
Deferred income taxes	894.6	487.4
Separate account liabilities	35,864.8	34,916.2
Other liabilities	3,572.2	2,600.8
Total liabilities	81,530.2	78,152.4
Stockholders' equity		
Common stock, par value $.01 per share — 2,500 million shares authorized, 375.8 million shares issued, 360.1 million shares outstanding	3.8	—
Additional paid-in capital	7,072.5	—
Retained earnings (deficit)	(29.1)	6,312.5
Accumulated other comprehensive income (loss)	147.5	(60.0)
Treasury stock, at cost (15.7 million shares)	(374.4)	—
Total stockholders' equity	6,820.3	6,252.5
Total liabilities and stockholders' equity	$88,350.5	$84,404.9

See accompanying notes.

PRINCIPAL FINANCIAL GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		
	2001	2000	1999
		(in millions)	
Revenues			
Premiums and other considerations	**$4,122.3**	$3,996.4	$3,937.6
Fees and other revenues	**1,814.7**	1,576.3	1,287.3
Net investment income	**3,394.5**	3,172.3	3,072.0
Net realized capital gains (losses)	**(514.0)**	139.9	404.5
Total revenues	**8,817.5**	8,884.9	8,701.4
Expenses			
Benefits, claims, and settlement expenses	**5,482.1**	5,232.3	5,260.9
Dividends to policyholders	**313.7**	312.7	304.6
Operating expenses	**2,573.2**	2,479.4	2,070.3
Total expenses	**8,369.0**	8,024.4	7,635.8
Income before income taxes and cumulative effect of accounting change	**448.5**	860.5	1,065.6
Income taxes	**79.0**	240.3	323.5
Income before cumulative effect of accounting change	**369.5**	620.2	742.1
Cumulative effect of accounting change, net of related income taxes	**(10.7)**	—	—
Net income	**$ 358.8**	$ 620.2	$ 742.1

	For the period October 26, 2001 through December 31, 2001	Pro forma (unaudited) for the year ended December 31, 2001
Pro forma earnings per common share		
Basic earnings per common share:		
Income (loss) before cumulative effect of accounting change	$(0.08)	$ 1.02
Cumulative effect of accounting change, net of related income taxes	—	(0.03)
Net income (loss)	$(0.08)	$ 0.99
Diluted earnings per common share:		
Income (loss) before cumulative effect of accounting change	$(0.08)	$ 1.02
Cumulative effect of accounting change, net of related income taxes	—	(0.03)
Net income (loss)	$(0.08)	$ 0.99

The unaudited pro forma earnings per common share information above gives effect to the Demutualization and Initial Public Offering completed on October 26, 2001 (see Note 18 to the consolidated financial statements).

See accompanying notes.

PRINCIPAL FINANCIAL GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders' equity	Outstanding shares
	(in millions)						(in thousands)
Balances at January 1, 1999	$—	$ —	$ 4,950.2	$ 717.0	$ —	$ 5,667.2	
Comprehensive loss:							
Net income	—	—	742.1	—	—	742.1	
Net unrealized gains (losses)	—	—	—	(1,300.9)	—	(1,300.9)	
Provision for deferred income tax benefit	—	—	—	453.0	—	453.0	
Foreign currency translation adjustment	—	—	—	(8.5)	—	(8.5)	
Comprehensive loss						(114.3)	
Balances at December 31, 1999	—	—	5,692.3	(139.4)	—	5,552.9	
Comprehensive income:							
Net income	—	—	620.2	—	—	620.2	
Net unrealized gains (losses)	—	—	—	351.9	—	351.9	
Provision for deferred income taxes	—	—	—	(120.0)	—	(120.0)	
Foreign currency translation adjustment	—	—	—	(152.5)	—	(152.5)	
Comprehensive income						699.6	
Balances at December 31, 2000	—	—	6,312.5	(60.0)	—	6,252.5	
Demutualization transaction	2.6	5,047.7	(6,700.4)	—	—	(1,650.1)	260,805.9
Stock issued and held in rabbi trusts	—	6.7	—	—	(6.7)	—	(363.7)
Initial public offering	1.0	1,752.9	—	—	—	1,753.9	100,000.0
Shares issued	0.2	265.2	—	—	—	265.4	15,000.0
Treasury stock acquired	—	—	—	—	(367.7)	(367.7)	(15,300.0)
Comprehensive income:							
Net income before demutualization	—	—	387.9	—	—	387.9	
Net loss after demutualization	—	—	(29.1)	—	—	(29.1)	
Net income for the year	—	—	358.8	—	—	358.8	
Net unrealized gains (losses)	—	—	—	451.6	—	451.6	
Provision for deferred income taxes	—	—	—	(158.1)	—	(158.1)	
Foreign currency translation adjustment	—	—	—	(71.8)	—	(71.8)	
Cumulative effect of accounting change, net of related income taxes	—	—	—	(14.2)	—	(14.2)	
Comprehensive income						566.3	
Balances at December 31, 2001	$3.8	$7,072.5	$ (29.1)	$ 147.5	$(374.4)	$ 6,820.3	360,142.2

See accompanying notes.

PRINCIPAL FINANCIAL GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,		
	2001	2000	1999
		(in millions)	
Operating activities			
Net income	$ 358.8	$ 620.2	$ 742.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change, net of related income taxes	10.7	—	—
Amortization of deferred policy acquisition costs	159.9	238.6	173.8
Additions to deferred policy acquisition costs	(261.7)	(263.9)	(253.9)
Accrued investment income	(66.1)	(58.8)	(41.2)
Premiums due and other receivables	(25.6)	(38.3)	34.4
Contractholder and policyholder liabilities and dividends	1,869.2	1,478.5	1,650.6
Current and deferred income taxes	54.5	75.0	155.6
Net realized capital (gains) losses	514.0	(139.9)	(404.5)
Depreciation and amortization expense	154.9	153.6	117.1
Amortization and impairment/recovery of mortgage servicing rights	408.7	157.3	94.4
Other	767.5	415.0	(162.4)
Net adjustments	3,586.0	2,017.1	1,363.9
Net cash provided by operating activities	3,944.8	2,637.3	2,106.0
Investing activities			
Available-for-sale securities:			
Purchases	(14,868.2)	(13,051.0)	(11,510.2)
Sales	6,707.7	7,366.0	7,031.0
Maturities	4,729.5	2,675.3	2,599.2
Net cash flows from trading securities	(17.0)	—	—
Mortgage loans acquired or originated	(40,456.9)	(10,507.5)	(16,594.6)
Mortgage loans sold or repaid	40,908.6	12,026.8	16,361.5
Purchase of mortgage servicing rights	(968.4)	(235.9)	(336.7)
Proceeds from sale of mortgage servicing rights	31.5	53.0	29.2
Real estate acquired	(290.0)	(324.4)	(449.7)
Real estate sold	803.8	796.9	869.8
Net change in property and equipment	(89.9)	(67.1)	(61.2)
Net proceeds (disbursements) from sales of subsidiaries	(7.9)	—	41.7
Purchases of interest in subsidiaries, net of cash acquired	(11.1)	(27.4)	(1,154.6)
Net change in other investments	(170.1)	22.0	(166.6)
Net cash used in investing activities	(3,698.4)	(1,273.3)	(3,341.2)
Financing activities			
Issuance of common stock	2,019.3	—	—
Payments to eligible policyholders under plan of conversion	(1,177.5)	—	—
Acquisition of treasury stock	(367.7)	—	—
Issuance of long-term debt	149.2	230.4	885.2
Principal repayments of long-term debt	(204.4)	(120.7)	(40.2)
Proceeds of short-term borrowings	7,290.8	2,417.5	5,150.9
Repayment of short-term borrowings	(7,238.7)	(2,505.4)	(4,895.7)
Investment contract deposits	5,054.9	3,982.6	5,325.4
Investment contract withdrawals	(6,075.1)	(5,011.3)	(5,081.7)
Net cash provided by (used in) financing activities	(549.2)	(1,006.9)	1,343.9
Net increase (decrease) in cash and cash equivalents	(302.8)	357.1	108.7
Cash and cash equivalents at beginning of year	926.6	569.5	460.8
Cash and cash equivalents at end of year	$ 623.8	$ 926.6	$ 569.5
Schedule of noncash transactions			
Policy credits to eligible policyholders under plan of conversion	$ 472.6		
Stock issued in exchange for membership interest	$ 5,050.3		
Net transfer of noncash assets and liabilities to an unconsolidated entity in exchange for a minority interest		$ (255.0)	

See accompanying notes.

1. Nature of Operations and Significant Accounting Policies

Description of Business

Principal Financial Group, Inc. and its consolidated subsidiaries ("the Company"), the successor to Principal Mutual Holding Company, is a diversified financial services organization engaged in promoting retirement savings and investment and insurance products and services in the U.S. and selected international markets. In addition, the Company offers residential mortgage loan origination and servicing in the U.S.

Demutualization and Initial Public Offering

Under the terms of Principal Mutual Holding Company's Plan of Conversion, effective October 26, 2001 (the "Date of Demutualization"), Principal Mutual Holding Company converted from a mutual insurance holding company ("MIHC") to a stock company, Principal Financial Group, Inc., a Delaware business corporation. All policyholder membership interests in Principal Mutual Holding Company were extinguished on that date and eligible policyholders of the MIHC received, in aggregate, 260.8 million shares of common stock, $1,177.5 million of cash and $472.6 million of policy credits as compensation.

On the Date of Demutualization, Principal Mutual Holding Company and two of its subsidiaries, Principal Financial Group, Inc., an Iowa corporation, and Principal Financial Services, Inc., an Iowa corporation, merged with and into Principal Iowa Newco, Inc., an Iowa corporation, which changed its name to Principal Financial Services, Inc. ("PFSI"). PFSI is a wholly-owned subsidiary of Principal Financial Group, Inc., a Delaware corporation.

In addition, on October 26, 2001, the Company completed its initial public offering ("IPO") in which the Company issued 100.0 million shares of common stock at a price of $18.50 per share. Net proceeds from the IPO were $1,753.9 million, of which $64.2 million was retained by Principal Financial Group, Inc., and $1,689.7 million was contributed to Principal Life Insurance Company. Proceeds were net of offering costs of $96.5 million and a related tax benefit of $0.4 million.

Costs relating to the demutualization, excluding costs relating to the IPO, were $18.6 million and $7.2 million, net of income taxes, in 2001 and 2000, respectively. Demutualization expenses consist primarily of printing and mailing costs and the aggregate cost of engaging independent accounting, actuarial, financial, investment banking, legal and other consultants to advise the Company on the demutualization. In addition, these costs include the costs of the advisors of the Insurance Commissioner of the State of Iowa and the New York State Insurance Department, other regulatory authorities and internal allocated costs for staff and related costs associated with the demutualization.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its majority-owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Less than majority-owned entities in which the Company has at least a 20% interest are reported on the equity basis in the consolidated statements of financial position as other investments. All significant intercompany accounts and transactions have been eliminated.

Total assets of the unconsolidated entities amounted to $4,768.8 million at December 31, 2001, and $3,098.5 million at December 31, 2000. Total revenues of the unconsolidated entities were $2,855.2 million, $2,226.3 million and $1,978.9 million in 2001, 2000 and 1999, respectively. During 2001, 2000 and 1999, the Company included $53.2 million, $39.1 million and $107.7 million, respectively, in net investment income representing the Company's share of current year net income of the unconsolidated entities. The unconsolidated entities primarily include the Company's 23% interest in Coventry Health Care, Inc. and minority

1. Nature of Operations and Significant Accounting Policies — (Continued)

interests in domestic and international (Brazil, India and Japan) joint ventures and partnerships. The Company's net investment in these Companies at December 31, 2001 and 2000, was $165.3 million and $145.0 million, respectively.

Closed Block

At the time the MIHC structure was created in 1998, Principal Life Insurance Company ("Principal Life") formed and began operating a closed block ("Closed Block") for the benefit of individual participating dividend-paying policies in force on that date. See Note 6 for further details regarding the Closed Block.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's consolidated financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

Accounting Changes

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). In June 1999, SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133* was issued deferring the effective date of SFAS 133 by one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133*, which amended the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities.

As amended, SFAS 133 requires, among other things, that all derivatives be recognized in the consolidated statement of financial position as either assets or liabilities that are measured at fair value. SFAS 133 also establishes special accounting for qualifying hedges, which allows for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. Changes in the fair value of a derivative qualifying as a hedge are recognized in earnings or directly in stockholders' equity depending on the instrument's intended use. For derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, changes in fair value are required to be recognized in earnings in the period of change.

At January 1, 2001, the Company's consolidated financial statements were adjusted to record a cumulative effect of adopting SFAS 133, as follows (in millions):

	Net income	Accumulated other comprehensive income (loss)
Adjustment to fair value of derivative contracts(1)	$(16.4)	$(15.8)
Income tax impact	5.7	1.6
Total	$(10.7)	$(14.2)

(1) Amount presented is net of adjustment to hedged item.

SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140") was issued in September 2000 and was effective for transfers, servicings and

1. Nature of Operations and Significant Accounting Policies — (Continued)

extinguishments occurring after March 31, 2001. SFAS 140 replaced SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 125"). Although SFAS 140 clarified or amended various aspects of SFAS 125, most of the fundamental concepts from SFAS 125 were brought forward without modification. The Company adopted SFAS 140 on April 1, 2001, and modified its securitization trust agreements to meet the new requirements to enable it to continue recognizing transfers of certain financial instruments as sales. As a result, the adoption of SFAS 140 did not have a significant impact on the Company's consolidated financial statements.

In July 2000, the Emerging Issues Task Force ("EITF") reached consensus on Issue 99-20, *Recognition of Interest Income and Impairment on Certain Investments* ("EITF 99-20"). This Issue requires an enterprise that invests in certain mortgage-backed and asset-backed securities to record changes in their estimated yield on a prospective basis and provides additional guidance in assessing these securities for other than temporary declines in value. The Company adopted EITF 99-20 on April 1, 2001. Since adoption, the Company recognized $28.7 million of realized capital losses related to other than temporary impairments on its asset-backed securities.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity date of three months or less when purchased.

Investments

In accordance with the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of fixed maturity securities at the time of purchase. Fixed maturity securities include bonds, mortgage-backed securities, and redeemable preferred stock. The Company classifies its fixed maturity securities as either available-for-sale or trading and, accordingly, carries them at fair value. (See Note 14 for policies related to the determination of fair value.) Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity net of related deferred policy acquisition costs and applicable taxes. Unrealized gains and losses related to trading securities are reflected in net realized capital gains and losses.

The cost of fixed maturity securities is adjusted for amortization of premiums and accrual of discounts, both computed using the interest method. The cost of fixed maturity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported as a component of net realized capital gains and losses. For loan-backed and structured securities, the Company recognizes income using a constant effective yield based on currently anticipated prepayments as determined by broker-dealer surveys or internal estimates and the estimated lives of the securities.

Equity securities include common stock and non-redeemable preferred stock. The cost of equity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported as a component of net realized capital gains and losses. Equity securities are classified as available-for-sale and, accordingly, are carried at fair value. (See Note 14 for policies related to the determination of fair value.) Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity net of related deferred policy acquisition costs and applicable taxes.

Real estate investments are reported at cost less accumulated depreciation. The initial cost bases of properties acquired through loan foreclosures is the lower of the fair market values of the properties at the time of foreclosure or the outstanding loan balance. Buildings and land improvements are generally depreciated on the straight-line method over the estimated useful life of improvements, and tenant improvement costs are

1. **Nature of Operations and Significant Accounting Policies — (Continued)**

depreciated on the straight-line method over the term of the related lease. The Company recognizes impairment losses for its properties when indicators of impairment are present and a property's expected undiscounted cash flows are not sufficient to recover the property's carrying value. In such cases, the cost bases of the properties are reduced to fair value. Real estate expected to be disposed is carried at the lower of cost or fair value, less cost to sell, with valuation allowances established accordingly and depreciation no longer recognized. Any impairment losses and any changes in valuation allowances are reported as net realized capital losses.

Commercial and residential mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Any changes in the valuation allowances are reported as net realized capital gains (losses). The Company measures impairment based upon the present value of expected cash flows discounted at the loan's effective interest rate or the loan's observable market price. If foreclosure is probable, the measurement of any valuation allowance is based upon the fair value of the collateral. The Company has residential mortgage loans held for sale in the amount of $476.1 million and $251.7 million and commercial mortgage loans held for sale in the amount of $493.5 million and $520.9 million at December 31, 2001 and 2000, respectively, which are carried at lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Net realized capital gains and losses on sales of investments are determined on the basis of specific identification. In general, in addition to realized capital gains and losses on investment sales, unrealized gains and losses related to other than temporary impairments, trading securities, fair value hedge ineffectiveness, derivatives not designated as hedges and changes in the mortgage loan allowance are reported as net realized capital gains and losses. Unrealized gains and losses on derivatives within the Company's mortgage banking segment are reported as either operating expenses or fees and other revenues depending on the nature of the hedge and are excluded from net realized capital gains and losses. Investment gains and losses on sales of certain real estate held-for-sale are reported as net investment income and are also excluded from net realized capital gains and losses.

Policy loans and other investments, excluding investments in unconsolidated entities, are primarily reported at cost.

Securitizations

The Company sells commercial mortgage loans to an unconsolidated trust which then issues mortgage-backed securities. The Company may retain interests in the loans by purchasing portions of the securities from the issuance. Gain or loss on the sales of the mortgages depends in part on the previous carrying amounts of the financial assets involved in the transfer, which is allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Fair values are determined by quoted market prices of external buyers of each class of security purchased. The retained interests are thereafter carried at fair value with other fixed maturity investments.

The Company also sells residential mortgage loans and retains servicing rights which are retained interests in the sold loans. Gain or loss on the sales of the loans depends in part on the previous carrying amounts of the financial assets sold and the retained interests based on their relative fair values at the date of the transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company estimates fair value based on the present value of the future expected cash flows using management's best estimates of the key assumptions — prepayment speeds and option adjusted spreads commensurate with the risks involved.

1. Nature of Operations and Significant Accounting Policies — (Continued)

The Company has developed a margin lending securitization program whereby the Company sells receivables to an unconsolidated trust that packages and sells interests to investors. The Company retains interest bearing subordinated tranches. The receivables are sold at face value, which approximates cost and fair value, to an unconsolidated trust, with no gain or loss recognized on the sale. Retained interests are initially carried at cost based on their relative fair values at the date of transfer, then carried at fair value thereafter.

Derivatives

As a result of SFAS 133, all derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. If certain conditions are met, a derivative may be specifically designated as one of the following:

(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

(b) a hedge of the exposure to variable cash flows of a forecasted transaction; or

(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction.

The Company's accounting for the ongoing changes in fair value of a derivative depends on the intended use of the derivative and the designation as described above and is determined when the derivative contract is entered into. Hedge accounting is used for derivatives that are specifically designated in advance as hedges and that reduce the Company's exposure to an indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period.

For derivatives hedging the exposure to changes in fair value of a recognized asset or liability, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the exposure to variable cash flows, the effective portion of the derivative's change in fair value is initially deferred and reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change. In addition, if the hedged items are sold, terminated or matured, the changes in value of the derivatives are also included in net income.

The Company's risk management policy regarding net investment hedges is to hedge currency fluctuations between foreign currencies and the U.S. dollar. At December 31, 2001, the Company was hedging a portion ($665.0 million) of its net investment in Australia.

For derivatives hedging the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the foreign currency exposure of a foreign-currency-denominated forecasted transaction, the change in fair value is initially deferred and reported as a component of other comprehensive

1. Nature of Operations and Significant Accounting Policies — (Continued)

income and subsequently reclassified into earnings when the forecasted transaction occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change.

For derivatives not designated as a hedging instrument, the change in fair value is recognized in earnings in the period of change.

Prior to the January 1, 2001, adoption of FAS 133, the Company used futures contracts, mortgage-backed securities forwards, interest rate and principal only swap and floor agreements, options on futures contracts and currency rate swap agreements to hedge and manage its exposure to changes in interest rate levels and foreign exchange rate fluctuations, and to manage duration mismatch of assets and liabilities. Futures contracts were marked-to-market and settled daily with the net gain or loss at expiration or termination of the contracts recorded in realized capital gains and losses. Outstanding mortgage-backed forwards were reported as commitments and upon settlement, the net gain or loss was reported in realized capital gains and losses. For interest rate and currency swaps held by Principal Life, the net amounts paid or received and net amounts accrued through the end of the accounting period were included in net investment income. Any discounts or premiums related to these instruments were amortized to net investment income over the life of the contract. Gains or losses on contracts terminated early were recognized immediately in realized capital gains and losses. Unrealized gains or losses on interest rate swap contracts and currency swaps were not recognized in income. The Company primarily utilized interest rate floors, futures and options on futures contracts, and interest rate and principal only swaps in hedging its portfolio of mortgage servicing rights. The realized and unrealized gains and losses on servicing derivatives accounted for as effective hedges were considered in the periodic assessment of mortgage servicing rights impairment. The realized and unrealized gains and losses on servicing derivatives not considered effective hedges were recorded in the Company's results of operations. The Company managed interest rate risk on its mortgage loan pipeline by buying and selling mortgage-backed securities in the forward markets, over the counter options on mortgage-backed securities, futures contracts and options on treasury futures contracts. The unrealized gains and losses on these derivatives were included in the lower of cost or market calculation of mortgage loans held for sale.

Contractholder and Policyholder Liabilities

Contractholder and policyholder liabilities (contractholder funds, future policy benefits and claims and other policyholder funds) include reserves for investment contracts and reserves for universal life, limited payment, participating and traditional life insurance policies. Investment contracts are contractholders' funds on deposit with the Company and generally include reserves for pension and annuity contracts. Reserves on investment contracts are equal to the cumulative deposits less any applicable charges plus credited interest.

Reserves for universal life insurance contracts are equal to cumulative premiums less charges plus credited interest which represents the account balances that accrue to the benefit of the policyholders. Reserves for non-participating term life insurance contracts are computed on a basis of assumed investment yield, mortality, morbidity and expenses, including a provision for adverse deviation, which generally varies by plan, year of issue and policy duration. Investment yield is based on the Company's experience. Mortality, morbidity and withdrawal rate assumptions are based on experience of the Company and are periodically reviewed against both industry standards and experience.

Reserves for participating life insurance contracts are based on the net level premium reserve for death and endowment policy benefits. This net level premium reserve is calculated based on dividend fund interest rate and mortality rates guaranteed in calculating the cash surrender values described in the contract.

Participating business represented approximately 35%, 34% and 34% of the Company's life insurance in force and 76%, 79% and 78% of the number of life insurance policies in force at December 31, 2001, 2000 and

1. **Nature of Operations and Significant Accounting Policies — (Continued)**

1999, respectively. Participating business represented approximately 57%, 61% and 63% of life insurance premiums for the years ended December 31, 2001, 2000 and 1999, respectively.

The amount of dividends to policyholders is approved annually by Principal Life's board of directors. The amount of dividends to be paid to policyholders is determined after consideration of several factors including interest, mortality, morbidity and other expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Principal Life. At the end of the reporting period, Principal Life establishes a dividend liability for the pro-rata portion of the dividends expected to be paid on or before the next policy anniversary date.

Some of the Company's policies and contracts require payment of fees in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue reserves upon receipt and included in other policyholder funds in the consolidated statements of financial position. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, the Company believes that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Recognition of Premiums and Other Considerations, Fees and Other Revenues and Benefits

Traditional individual life and health insurance products include those products with fixed and guaranteed premiums and benefits, and consist principally of whole life and term life insurance policies. Premiums from these products are recognized as premium revenue when due.

Immediate annuities with life contingencies include products with fixed and guaranteed annuity considerations and benefits, and consist principally of group and individual single premium annuities with life contingencies. Annuity considerations from these products are recognized as revenue when due.

Group life and health insurance premiums are generally recorded as premium revenue over the term of the coverage. Some group contracts allow for premiums to be adjusted to reflect emerging experience. Such adjusted premiums are recognized in the period that the related experience emerges. Fees for contracts providing claim processing or other administrative services are recorded over the period the service is provided.

Related policy benefits and expenses for individual and group life, annuity and health insurance products are associated with earned premiums and result in the recognition of profits over the expected lives of the policies and contracts.

Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. Amounts received as payments for such contracts are not reported as premium revenues. Revenues for universal life-type insurance contracts consist of policy charges for the cost of insurance, policy initiation and administration, surrender charges and other fees that have been assessed against policy account values. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Investment contracts do not subject the Company to risks arising from policyholder mortality or morbidity, and consist primarily of Guaranteed Investment Contracts ("GICs"), funding agreements and certain deferred annuities. Amounts received as payments for investment contracts are established as investment contract liability balances and are not reported as premium revenues. Revenues for investment

1. Nature of Operations and Significant Accounting Policies — (Continued)

contracts consist of investment income and policy administration charges. Investment contract benefits that are charged to expense include benefit claims incurred in the period in excess of related investment contract liability balances and interest credited to investment contract liability balances.

Fees and other revenues are earned for asset management services provided to retail and institutional clients based largely upon contractual rates applied to the market value of the client's portfolio. Additionally, fees and other revenues are earned for administrative services performed including recordkeeping and reporting services for retirement savings plans. Fees and other revenues received for performance of asset management and administrative services are recognized as revenue when the service is performed.

Fees and other revenues arising from the residential mortgage banking operations consist of revenues earned for servicing and originating residential mortgage loans as well as marketing other products to servicing portfolio customers. Net revenues are also recognized upon the sale of residential mortgage loans and residential mortgage loan servicing rights and are recorded in fees and other revenues and determined using the specific identification basis. Servicing revenues are recognized as the mortgage loan is serviced over the life of the mortgage loan. Mortgage loans originated are sold in the secondary mortgage markets, shortly after origination. As a result, mortgage loan origination fee revenues are recognized when the mortgage loans are sold. Fee revenues received for marketing other products to servicing portfolio customers are recognized when the service is performed.

Deferred Policy Acquisition Costs

Commissions and other costs (underwriting, issuance and agency expenses and first-year bonus interest) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

Deferred policy acquisition costs for universal life-type insurance contracts and participating life insurance policies and investment contracts are being amortized over the lives of the policies and contracts in relation to the emergence of estimated gross profit margins. This amortization is adjusted retrospectively when estimates of current or future gross profits and margins to be realized from a group of products and contracts are revised. The deferred policy acquisition costs of non-participating term life insurance policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs would be written off to the extent that it is determined that future policy premiums and investment income or gross profit margins would not be adequate to cover related losses and expenses.

Reinsurance

The Company enters into reinsurance agreements with other companies in the normal course of business. The Company may assume reinsurance from or cede reinsurance to other companies. Assets and liabilities related to reinsurance ceded are reported on a gross basis. Premiums and expenses are reported net of reinsurance ceded. The Company is contingently liable with respect to reinsurance ceded to other companies in the event the reinsurer is unable to meet the obligations it has assumed. At December 31, 2001, 2000 and 1999, respectively, the Company had reinsured $15.6 billion, $13.2 billion, and $10.2 billion of life insurance in force, representing 12%, 9% and 7% of total net life insurance in force through a single third-party reinsurer. To minimize the possibility of losses, the Company evaluates the financial condition of its reinsurers and continually monitors concentrations of credit risk.

1. Nature of Operations and Significant Accounting Policies — (Continued)

The effect of reinsurance on premiums and other considerations and policy and contract benefits and changes in reserves is as follows (in millions):

	For the year ended December 31,		
	2001	2000	1999
Premiums and other considerations:			
Direct	**$4,329.9**	$4,142.1	$3,990.0
Assumed	**56.0**	24.6	4.1
Ceded	**(263.6)**	(170.3)	(56.5)
Net premiums and other considerations	**$4,122.3**	$3,996.4	$3,937.6
Benefits, claims and settlement expenses:			
Direct	**$5,700.3**	$5,387.8	$5,296.1
Assumed	**7.4**	1.9	(1.3)
Ceded	**(225.6)**	(157.4)	(33.9)
Net benefits, claims and settlement expenses	**$5,482.1**	$5,232.3	$5,260.9

Guaranty-Fund Assessments

Guaranty-fund assessments are accrued for anticipated assessments, which are estimated using data available from various industry sources that monitor the current status of open and closed insolvencies. The Company has also established an other asset for assessments expected to be recovered through future premium tax offsets.

Separate Accounts

The separate account assets and liabilities presented in the consolidated financial statements represent the fair market value of funds that are separately administered by the Company for contracts with equity, real estate and fixed-income investments. Generally, the separate account contract owner, rather than the Company, bears the investment risk of these funds. The separate account assets are legally segregated and are not subject to claims that arise out of any other business of the Company. The Company receives a fee for administrative, maintenance and investment advisory services that is included in the consolidated statements of operations. Net deposits, net investment income and realized and unrealized capital gains and losses on the Separate Accounts are not reflected in the consolidated statements of operations.

At December 31, 2001, the Separate Accounts included a separate account valued at $1.3 billion which primarily included shares of the Company's stock that were allocated and issued to eligible participants of qualified employee benefit plans administered by the Company as part of the policy credits issued under the Company's demutualization. These shares are included in both basic and diluted earnings per share calculations. The separate account shares are recorded at fair value and are reported as separate account assets and separate account liabilities in the consolidated statement of financial position. Activity of the separate account shares is reflected in both the separate account assets and separate account liabilities and does not impact the Company's results of operations.

Income Taxes

The Company files a U.S. consolidated income tax return that includes all of its qualifying subsidiaries and has a policy of allocating income tax expenses and benefits to companies in the group generally based

1. **Nature of Operations and Significant Accounting Policies — (Continued)**

upon pro rata contribution of taxable income or operating losses. The Company is taxed at corporate rates on taxable income based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Foreign Exchange

Assets and liabilities of the Company's foreign subsidiaries and affiliates denominated in non-U.S. dollars are translated into U.S. dollar equivalents at the year-end spot foreign exchange rates. Resulting translation adjustments are reported as a component of stockholders' equity, along with any related hedge effects. Revenues and expenses for these entities are translated at the weighted average exchange rates for the year. Revenue, expense and other translation adjustments for foreign subsidiaries and affiliates with the U.S. dollar as the functional currency and foreign currency transactions that affect cash flows are reported in current operations, along with related hedge effects.

Pension and Postretirement Benefits

The Company accounts for its pension benefits and postretirement benefits other than pension (medical, life insurance and long-term care) using the full accrual method.

Property and Equipment

Property and equipment includes home office properties, related leasehold improvements, purchased and internally developed software and other fixed assets. Property and equipment use is shown in the consolidated statements of financial position at cost less allowances for accumulated depreciation. Provisions for depreciation of property and equipment are computed principally on the straight-line method over the estimated useful lives of the assets. Property and equipment and related accumulated depreciation are as follows (in millions):

	December 31,	
	2001	2000
Property and equipment	$ 932.0	$ 924.6
Accumulated depreciation	(413.8)	(417.6)
Property and equipment, net	$ 518.2	$ 507.0

Goodwill and Other Intangibles

Goodwill and other intangibles include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions. These assets are amortized on a straight-line basis generally over 8 to 40 years. At December 31, 2001, the weighted-average amortization period for goodwill and other intangibles was 22.4 years and 36.8 years, respectively. The carrying amounts of goodwill and other intangibles are reviewed periodically for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the economic or competitive environments in which the Company operates and profitability analyses on the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill and other intangibles are impaired, the Company determines whether the sum of the estimated undiscounted future cash flows of the subsidiary are less than the

1. *Nature of Operations and Significant Accounting Policies — (Continued)*

carrying value. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized for the excess of the carrying amount of assets over their fair value.

Goodwill and other intangibles, and related accumulated amortization, are as follows (in millions):

	December 31,	
	2001	2000
Goodwill	$ 516.2	$ 648.2
Other intangibles	852.7	818.8
	1,368.9	1,467.0
Accumulated amortization	(140.5)	(91.1)
Total goodwill and other intangibles, net	$1,228.4	$1,375.9

Effective January 1, 2002, the Company will adopt a non-amortization, impairment-only approach for goodwill and indefinite-lived intangible assets based on new accounting guidance issued in 2001 described later in Note 1.

Premiums Due and Other Receivables

Premiums due and other receivables include life and health insurance premiums due, reinsurance recoveries, guaranty funds receivable or on deposit, receivables from the sale of securities and other receivables.

Mortgage Loan Servicing Rights

Mortgage loan servicing rights represent the cost of purchasing or originating the right to service mortgage loans. These costs are capitalized and amortized to operations over the estimated remaining lives of the underlying loans using the interest method and taking into account appropriate prepayment assumptions. Capitalized mortgage loan servicing rights are periodically assessed for impairment, which is recognized in the consolidated statements of operations during the period in which impairment occurs by establishing a corresponding valuation allowance. For purposes of performing its impairment evaluation, the Company stratifies the servicing portfolio on the basis of specified predominant risk characteristics, including loan type and note rate. A valuation model is used to determine the fair value of each stratum. Cash flows are calculated using an internal prepayment model and discounted at a spread to London Inter-Bank Offer Rates. External valuations are obtained for comparison purposes.

Activity in the valuation allowance for mortgage loan servicing rights is summarized as follows (in millions):

	For the year ended December 31,		
	2001	2000	1999
Balance at beginning of year	$ 2.3	$ 2.9	$ 56.1
Impairments	196.0	1.1	1.7
Recoveries	(0.2)	(1.7)	(54.9)
Balance at end of year	$198.1	$ 2.3	$ 2.9

During 2001, impairments reflect the results of increased mortgage loan prepayments due to the continued reduction in market interest rates during the year.

1. Nature of Operations and Significant Accounting Policies — (Continued)

Other Assets

Included in other assets are certain assets pending transfer or novation that are carried at fair value (see Note 2). The remainder of other assets are reported primarily at cost.

Earnings Per Share

Basic earnings per share is calculated by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the dilutive effect of stock options. The calculation of diluted earnings per share reflects the dilution that would have occurred had the stock options been exercised, resulting in the issuance of common stock.

Reclassifications

Reclassifications have been made to the 1999 and 2000 consolidated financial statements to conform to the 2001 presentation.

Accounting Pronouncements Pending Adoption

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). This Statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, and amends Accounting Principles Board ("APB") Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("Opinion 30"), establishing a single accounting model for the disposal of long-lived assets. SFAS 144 generally retains the basic provisions of existing guidance, but broadens the presentation of any discontinued operations to include a component of an entity (rather than a segment of a business as defined in Opinion 30). The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001, and are not expected to have a significant impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations* ("SFAS 141"), and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142, effective January 1, 2002, prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Intangible assets with finite useful lives will continue to be amortized over their estimated useful lives. In 2001, the Company's amortization expense for goodwill and intangible assets was $54.7 million, of which $48.5 million will not continue after January 1, 2002. Additionally, SFAS 142 requires that goodwill and indefinite-lived intangible assets be reviewed for impairment at least annually. This includes a more stringent impairment test methodology (fair value based on discounted cash flows) for measuring and recognizing impairment losses. The Company has estimated the impairment amount that will result from the adoption of SFAS 142 on January 1, 2002, and expects an after-tax impairment of approximately $300 million. The impairment will be recognized in the Company's first quarter 2002 consolidated financial statements as a cumulative effect of a change in accounting principle.

2. Mergers, Acquisitions, and Divestitures

Mergers and Acquisitions

During the past three years, the Company has acquired a number of businesses, all of which were recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

The Company made various acquisitions during 2001 at purchase prices aggregating $12.0 million. Such acquired companies had total assets at December 31, 2001, and total 2001 revenue of $13.3 million and $3.9 million, respectively.

During 2000, various acquisitions of joint ventures were made by the Company at purchase prices aggregating $27.4 million. During 2000, the Company included $(2.0) million in net investment income representing the Company's share of current year net losses of the acquired joint ventures. These joint ventures are part of the unconsolidated entities described in Note 1.

On August 31, 1999, the Company acquired the outstanding stock of several companies affiliated with Bankers Trust Australia Group ("Acquired Companies") from Deutsche Bank AG at a purchase price of $1,445.6 million. In connection with the acquisition, the Company and Deutsche Bank AG agreed to the sale of the investment banking operations of the Acquired Companies to Macquarie Bank Limited, with net proceeds of $63.7 million from this transaction being included in the acquired assets.

The purchase price and $9.4 million of direct acquisition costs have been allocated to the assets acquired and liabilities assumed based on their respective fair market values at the acquisition date. The allocation included identifiable intangibles represented by management rights for the funds management business and the brand name of $897.4 million and $38.5 million of workforce intangibles, with $408.6 million of resulting goodwill, which are being amortized on a straight-line basis over 40, 8 and 25 years, respectively. Refinements in the allocation were made in 2000 as accounting completion and valuation studies were finalized.

Completion of the sale of the investment banking operations required the transfer or novation to Macquarie Bank Limited of the investment banking assets and liabilities of the Acquired Companies. The bulk of these were statutorily transferred on August 3, 1999, pursuant to the procedures laid down in the Financial Sector (Transfers of Business) Act ("the Act") of the Commonwealth of Australia. Certain assets and liabilities which are governed by a law other than that of Australia, or which the Act does not address, were excluded from the statutory transfer. For these assets and liabilities it has been necessary to effect individual transfers or novations, in some cases with the agreement of the relevant customers or counterparties. Pending such transfers or novations, the Company agreed, as part of the sale of the investment banking operations, that these assets and liabilities will remain in the name of one of the Acquired Companies, but all economic risks and benefits associated with them will be assumed and a related indemnification provided by Macquarie Bank Limited. In addition, the Company may rely upon Deutsche Bank AG to ensure that the Company does not suffer any claim or loss related to the investment banking operations sold, including the assets and liabilities, respectively, that will remain in the name of the Acquired Companies pending transfer or novation. These assets and liabilities which remain in the name of one of the Acquired Companies and aggregated $148.3 million and $53.8 million, respectively, at December 31, 2001, are reported at fair value and included in other assets and other liabilities in the Company's consolidated statement of financial position, with a net payable to Deutsche Bank AG of $94.5 million. At December 31, 2000, these assets and liabilities aggregated $424.1 million and $122.8 million, respectively, with a net payable to Macquarie Bank Limited of $204.5 million and a net payable to Deutsche Bank AG of $96.8 million.

On November 24, 1999, the Company purchased all of the outstanding units of BT Hotels in response to a hostile buyout offer. At that time, the intent of the Company's management was to immediately resyndicate the trust or resell the trust properties, therefore, the Company recorded 100% ownership of BT Hotels under

2. Mergers, Acquisitions, and Divestitures — (Continued)

the cost method. As of December 31, 2001, all due diligence and active bids to sell were ceased and BT Hotels was fully consolidated into the Company's financial statements, which did not have a material impact on total assets and revenue.

During 1999, various other acquisitions were made by the Company at purchase prices aggregating $121.5 million. Such acquired companies had total assets of $126.9 million at December 31, 1999, and total revenue of $11.2 million during 1999.

Divestitures

On November 30, 2001, the Company announced it had entered into an agreement to sell its remaining stake of approximately 15.0 million shares of Coventry Health Care, Inc. common stock. The transaction was completed in the first quarter of 2002 (see Note 19 for details of the transaction). Effective April 1, 1998, the Company transferred substantially all of its managed care operations to Coventry Corporation in exchange for a non-majority ownership position in the resulting entity, Coventry Health Care, Inc. In September 2000, the Company sold a portion of its equity ownership position, which reduced its ownership to approximately 25% and resulted in a realized capital gain of $13.9 million, net of tax. The investment in Coventry Health Care, Inc. was $146.0 million and $122.9 million at December 31, 2001 and 2000, respectively.

On September 25, 2001, the Company disposed of all the stock of PT Asuransi Jiwa Principal Indonesia, a subsidiary in Indonesia. The Company currently has no business operations in Indonesia. Total assets of the Company's operations in Indonesia as of June 30, 2001, were $3.4 million. The Company included nominal revenues and net loss from operations in Indonesia in the consolidated results of operations for the years ended December 31, 2000 and 1999.

On February 15, 2001, the Company disposed of all the stock of Principal International España, S.A. de Seguros de Vida, a subsidiary in Spain, for nominal proceeds, resulting in a net realized capital loss of $38.4 million, ceasing the business operations in Spain. Total assets of the operations in Spain as of December 31, 2000, were $222.7 million. The Company included revenues of $49.4 million and $51.7 million in the results of operations for the years ended December 31, 2000 and 1999, respectively. The Company included a net loss of $1.2 million and net income of $0.9 million in the results of operations for the years ended December 31, 2000 and 1999, respectively.

Beginning January 1, 2000, the Company ceased new sales of Medicare supplement insurance and effective July 1, 2000, the Company entered into a reinsurance agreement to reinsure 100% of the Medicare supplement insurance block of business. Medicare supplement insurance premiums were $98.4 million for the six months ended June 30, 2000, and $164.6 million for the year ended December 31, 1999.

3. Investments

Fixed Maturities and Equity Securities

The cost, gross unrealized gains and losses and fair value of fixed maturities and equity securities available-for-sale as of December 31, 2001 and 2000, are summarized as follows (in millions):

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2001				
Fixed maturities:				
U.S. Government and agencies	$ 15.4	$ 0.1	$ 0.1	$ 15.4
Foreign governments	876.5	53.0	3.2	926.3
States and political subdivisions	302.1	20.1	4.7	317.5
Corporate — public	13,049.2	513.6	160.4	13,402.4
Corporate — private	9,030.8	325.6	124.3	9,232.1
Mortgage-backed and other asset-backed securities	5,891.3	253.5	26.2	6,118.6
Total fixed maturities	$29,165.3	$1,165.9	$318.9	$30,012.3
Total equity securities	$ 899.1	$ 15.7	$ 81.2	$ 833.6
December 31, 2000				
Fixed maturities:				
U.S. Government and agencies	$ 23.2	$ 0.1	$ 0.2	$ 23.1
Foreign governments	895.7	27.5	5.3	917.9
States and political subdivisions	287.4	12.5	4.2	295.7
Corporate — public	9,027.2	219.5	129.4	9,117.3
Corporate — private	9,809.9	209.0	206.0	9,812.9
Mortgage-backed and other asset-backed securities	6,496.1	211.2	34.3	6,673.0
Total fixed maturities	$26,539.5	$ 679.8	$379.4	$26,839.9
Total equity securities	$ 805.9	$ 191.2	$254.2	$ 742.9

The cost and fair value of fixed maturities available-for-sale at December 31, 2001, by expected maturity, were as follows (in millions):

	Cost	Fair value
Due in one year or less	$ 1,393.7	$ 1,403.3
Due after one year through five years	10,646.0	10,977.3
Due after five years through ten years	5,748.4	5,933.8
Due after ten years	5,485.9	5,579.3
	23,274.0	23,893.7
Mortgage-backed and other asset-backed securities	5,891.3	6,118.6
Total	$29,165.3	$30,012.3

3. Investments — (Continued)

The above summarized activity is based on expected maturities. Actual maturities may differ because borrowers may have the right to call or pre-pay obligations.

Corporate private placement bonds represent a primary area of credit risk exposure. The corporate private placement bond portfolio is diversified by issuer and industry. The Company monitors the restrictive bond covenants which are intended to regulate the activities of issuers and control their leveraging capabilities.

Net Investment Income

Major categories of net investment income are summarized as follows (in millions):

	For the year ended December 31,		
	2001	2000	1999
Fixed maturities, available-for-sale	**$2,207.0**	$1,880.7	$1,712.4
Equity securities, available-for-sale	**27.7**	72.6	46.2
Mortgage loans	**884.2**	1,022.9	1,111.1
Real estate	**178.2**	171.3	187.5
Policy loans	**57.5**	55.1	50.2
Cash and cash equivalents	**32.7**	32.3	25.9
Other	**110.7**	76.1	55.3
	3,498.0	3,311.0	3,188.6
Less investment expenses	**(103.5)**	(138.7)	(116.6)
Net investment income	**$3,394.5**	$3,172.3	$3,072.0

Net Realized Capital Gains and Losses

The major components of net realized capital gains (losses) on investments are summarized as follows (in millions):

	For the year ended December 31,		
	2001	2000	1999
Fixed maturities, available-for-sale:			
Gross gains	**$ 75.8**	$ 29.1	$ 31.2
Gross losses	**(408.8)**	(155.0)	(128.1)
Fixed maturities, trading:			
Gross gains	**0.9**	—	—
Gross losses	**(0.1)**	—	—
Equity securities, available-for-sale:			
Gross gains	**9.4**	84.2	408.7
Gross losses	**(76.9)**	(5.0)	(25.7)
Mortgage loans	**10.7**	8.6	(8.4)
Real estate	**(19.0)**	82.3	56.4
Other, including unrealized derivative gains (losses)	**(106.0)**	95.7	70.4
Net realized capital gains (losses)	**$(514.0)**	$ 139.9	$ 404.5

3. *Investments — (Continued)*

Proceeds from sales of investments (excluding call and maturity proceeds) in fixed maturities were $5.7 billion, $5.7 billion and $5.5 billion in 2001, 2000 and 1999, respectively. Of the 2001, 2000 and 1999 proceeds, $1.6 billion, $2.6 billion and $3.8 billion, respectively, relates to sales of mortgage-backed securities. The Company actively manages its mortgage-backed securities portfolio to control prepayment risk. Gross gains of $22.5 million, $2.0 million and $2.1 million and gross losses of $5.0 million, $40.1 million and $60.3 million in 2001, 2000 and 1999, respectively, were realized on sales of mortgage-backed securities.

The Company recognizes impairment losses for fixed maturities and equity securities when declines in value are other than temporary. Realized losses related to other than temporary impairments were $227.4 million and $6.1 million in 2001 and 2000, respectively. There were no other than temporary impairments in 1999.

In December 2001, Enron Corp., along with certain of its subsidiaries, filed voluntary petitions for Chapter 11 reorganization with the U.S. Bankruptcy Court. Included in the $227.4 million of realized losses in 2001 for other than temporary impairments, $71.9 million related to the Company's exposure to Enron Corp. and Enron related entities. Also included in net realized capital gains and losses in 2001 was $65.8 million related to the sale of Enron investments. As of December 31, 2001, the remaining carrying amount of the Company's investment in Enron Corp. and Enron related entities was $45.5 million.

On September 11, 2001, terrorist attacks in the U.S. resulted in significant loss of life and property, as well as interruption of business activities and an overall disruption of the world economy. Some of the assets in the Company's investment portfolio may be adversely affected by further declines in the securities markets and economic activity caused by the terrorist attacks and heightened security measures.

On December 31, 2001, the Company held corporate fixed maturity securities in the following sectors impacted most significantly by the September 11, 2001 terrorist attacks (carrying amounts noted in parenthesis): airlines ($245.9 million in public debt and $208.3 million in private debt), comprised mostly of equipment trust certificate transactions secured by aircraft; airline manufacturers and equipment providers ($239.0 million), comprised of public and private unsecured debt; property and casualty insurance companies ($28.9 million), comprised of public unsecured debt; and hotels and gaming companies ($168.9 million), comprised of public and private debt secured by hotel properties. As of December 31, 2001, the Company has not recognized any related other-than-temporary impairment of these assets.

Net Unrealized Gains and Losses

The net unrealized gains and losses on investments in fixed maturities and equity securities available-for-sale are reported as a separate component of equity, reduced by adjustments to deferred policy acquisition costs and unearned revenue reserves that would have been required as a charge or credit to operations had such amounts been realized and a provision for deferred income taxes.

3. Investments — (Continued)

The cumulative amount of net unrealized gains and losses on available-for-sale securities is as follows (in millions):

	December 31,	
	2001	2000
Net unrealized gains on fixed maturities, available-for-sale(1)	$ 827.0	$283.9
Net unrealized losses on equity securities, available-for-sale, including seed money in separate accounts	(42.4)	(48.9)
Adjustments for assumed changes in amortization patterns:		
Deferred policy acquisition costs	(104.6)	(43.2)
Unearned revenue reserves	7.2	2.8
Net unrealized losses on derivative instruments	(52.5)	(6.7)
Provision for deferred income taxes	(214.4)	(58.0)
Net unrealized gains on available-for-sale securities	$ 420.3	$129.9

(1) Excludes net unrealized gains (losses) on fixed maturities, available-for-sale included in fair value hedging relationships.

3. *Investments — (Continued)*

Commercial Mortgage Loans

Commercial mortgage loans represent a primary area of credit risk exposure. At December 31, 2001 and 2000, the commercial mortgage portfolio is diversified by geographic region and specific collateral property type as follows (dollars in millions):

	December 31,			
	2001		2000	
	Carrying amount	Percent of total	Carrying amount	Percent Of total
Geographic distribution				
New England	$ 327.4	3.4%	$ 495.9	4.6%
Middle Atlantic	1,606.3	16.5	1,664.9	15.5
East North Central	930.1	9.5	1,006.2	9.3
West North Central	397.8	4.1	439.9	4.1
South Atlantic	2,403.0	24.7	2,630.5	24.4
East South Central	338.5	3.5	384.5	3.6
West South Central	769.0	7.9	886.4	8.2
Mountain	637.7	6.5	600.2	5.6
Pacific	2,421.3	24.8	2,774.8	25.7
Valuation allowance	(90.7)	(0.9)	(108.0)	(1.0)
Total	$9,740.4	100.0%	$10,775.3	100.0%
Property type distribution				
Office	$3,252.5	33.4%	$ 3,273.5	30.4%
Retail	3,106.5	31.9	3,612.7	33.5
Industrial	2,948.9	30.3	3,381.6	31.4
Apartments	349.8	3.6	419.7	3.9
Hotel	61.6	0.6	65.6	0.6
Mixed use/other	111.8	1.1	130.2	1.2
Valuation allowance	(90.7)	(0.9)	(108.0)	(1.0)
Total	$9,740.4	100.0%	$10,775.3	100.0%

Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to contractual terms of the loan agreement. When the Company determines that a loan is impaired, a provision for loss is established for the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The provision for losses is reported as a net realized capital loss.

Mortgage loans deemed to be uncollectible are charged against the allowance for losses, and subsequent recoveries are credited to the allowance for losses. The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of

3. Investments — (Continued)

the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may change.

A summary of the changes in the commercial and residential mortgage loan allowance for losses is as follows (in millions):

	December 31,		
	2001	2000	1999
Balance at beginning of year	$110.4	$117.8	$113.0
Provision for losses	11.2	5.4	9.2
Releases due to write-downs, sales and foreclosures	(29.3)	(12.8)	(4.4)
Balance at end of year	$ 92.3	$110.4	$117.8

Residential Mortgage Banking Activities

The Company was servicing approximately 741,000 and 582,000 residential mortgage loans with aggregate principal balances of approximately $80,530.5 million and $55,987.4 million at December 31, 2001 and 2000, respectively. In connection with these mortgage servicing activities, the Company held funds in trust for others totaling approximately $508.9 million and $343.8 million at December 31, 2001 and 2000, respectively. As of December 31, 2001, $457.1 million of the funds held in trust were held in the Company's banking subsidiary. In connection with its loan administration activities, the Company advances payments of property taxes and insurance premiums and also advances principal and interest payments to investors in advance of collecting funds from specific mortgagors. In addition, the Company makes certain payments of attorney fees and other costs related to loans in foreclosure. These amounts receivable are recorded, at cost, as advances on serviced loans. Amounts advanced are considered in management's evaluation of the adequacy of the mortgage loan allowance for losses.

In June 2000, the Company, through its mortgage banking segment, created a special purpose bankruptcy remote entity, Principal Residential Mortgage Capital Resources, LLC ("PRMCR"), to provide an off-balance sheet source of funding for the Company's residential mortgage loan production. The Company sells eligible residential mortgage loans to PRMCR, where they are warehoused until sold to the final investor. The Company sold $38.0 billion and $5.3 billion in mortgage loans to PRMCR in 2001 and 2000, respectively. The maximum amount of mortgage loans, which can be warehoused in PRMCR, has increased from $1.0 billion at inception to $4.0 billion as of December 31, 2001. PRMCR held $3.0 billion in mortgage loans held for sale as of December 31, 2001. The portfolio of loans held for sale by PRMCR must meet portfolio criteria, eligibility representations, and portfolio aging limitations. Based on these eligibility representations, the Company is required to repurchase ineligible loans from PRMCR.

PRMCR is capitalized by equity certificates owned by third party investors not affiliated with the Company or its affiliates, directors or officers and thus, is not consolidated with the Company. The equity holders bear the risk of loss on defaulted mortgages. At December 31, 2001, PRMCR had outstanding equity certificates of $193.0 million. PRMCR also issues short-term secured liquidity notes as well as medium term notes to provide funds for its purchase of mortgage loans from the Company. At December 31, 2001, PRMCR had outstanding secured liquidity notes of $1.3 billion, three-year fixed term notes of $800.0 million and five-year variable term notes of $800.0 million. All borrowings are collateralized by the assets of PRMCR.

The Company paid a commitment fee to PRMCR based on the overall warehouse limit. PRMCR used a portion of the fee to fund a cash collateral account maintained at PRMCR. These funds are available as

3. Investments — (Continued)

additional collateral to cover credit related losses on defaulted loans. The balance in the account was $24.0 million at December 31, 2001. Any remaining amounts in the cash collateral account will be returned to the Company upon the termination of PRMCR. This right to the return of the cash collateral amount is reflected in other assets on the Company's consolidated statements of financial position.

The Company maintains a right to the servicing of the mortgage loans held by PRMCR and upon the sale of the majority of the mortgage loans to the final investors. In addition, the Company performs certain secondary marketing, accounting and various administrative functions on behalf of PRMCR. As servicer, the Company receives a monthly servicing fee, and may receive an excess servicing fee if funds are available within PRMCR. Additionally, as servicer the Company is required to advance to PRMCR those payments due from borrowers, but not received, as of specified cut-off dates. The Company received $12.6 million and $2.2 million in servicing fees from PRMCR in 2001 and 2000, respectively.

In order to hedge interest rate risk and non-credit related market value risk associated with its inventory of mortgage loans held for sale, PRMCR entered into swaps with counterparties not affiliated with the Company or PRMCR. The swap counterparties are required to maintain certain minimum ratings as approved by the rating agencies. Through separate swap agreements with the swap counterparties that mirror the original swaps with PRMCR, the interest rate risk and non-credit related market value components are swapped back to the Company.

In October 2000, the Company, through its mortgage banking segment, created a wholly-owned, unconsolidated qualifying special purpose entity, Principal Residential Mortgage Funding, LLC ("PRMF"), to provide an off-balance sheet source of funding for up to $250.0 million of qualifying delinquent mortgage loans. The limit was increased to $357.0 million in December 2001. The Company sells qualifying delinquent loans to PRMF which then transfers the loans to Principal Residential Mortgage EBO Trust ("Trust"), an unaffiliated Delaware business trust. The Trust funds its acquisitions of the mortgage loans by selling participation certificates, representing an undivided interest in the Trust, to commercial paper conduit purchasers, who are not affiliated with the Company or any of its affiliates, directors or officers. At December 31, 2001, PRMF held $273.5 million in mortgage loans and had outstanding participation certificates of $256.9 million.

Mortgage loans typically remain in the Trust until they are processed through the foreclosure claim process, are paid-off or reinstate. Loans that reinstate are no longer eligible to remain in the Trust and are required to be removed by the Company at fair market value at the monthly settlement date following reinstatement.

The Company is retained as the servicer of the mortgage loans and also performs accounting and various administrative functions on behalf of PRMF, in its capacity as the managing member of PRMF. As the servicer, the Company receives a servicing fee pursuant to the pooling and servicing agreement. The Company may also receive a successful servicing fee only after all other conditions in the monthly cash flow distribution are met. At December 31, 2001, the Company's residual interest in such cash flows was $21.5 million and was recorded in other investments on the Company's consolidated statements of financial position. The value of the residual interest was based on the net present value of expected cash flows from PRMF, as well as estimates of foreclosure losses associated with the related loans. The Company is required to advance funds for payment of interest on the participation certificates and other carrying costs, if sufficient cash is not available in the collection account to meet this obligation.

The Company and the Trust are parties to a cost of funds hedge agreement. The Company pays the weighted average cost of funds on the participation certificates plus fees and expenses and receives the indicated swap bid rate, subject to a cap.

3. Investments — (Continued)

Real Estate

Real estate holdings and related accumulated depreciation are as follows (in millions):

	December 31,	
	2001	2000
Investment real estate	$ 905.1	$ 822.2
Accumulated depreciation	(114.1)	(117.1)
	791.0	705.1
Properties held for sale	390.8	695.4
Real estate, net	$1,181.8	$1,400.5

Other Investments

Other investments include minority interests in unconsolidated entities and properties owned jointly with venture partners and operated by the partners. Joint ventures in which the Company has an interest have mortgage loans with the Company of $347.7 million and $612.1 million at December 31, 2001 and 2000, respectively. The Company is committed to providing additional mortgage financing for such joint ventures aggregating $171.8 million and $71.5 million at December 31, 2001 and 2000, respectively.

4. Securitization Transactions

Commercial Mortgage Loans

The Company sells commercial mortgage loans in securitization transactions and retains primary servicing responsibilities and other interests. The Company receives annual servicing fees approximating 0.01 percent, which approximates cost. The investors and the securitization trusts have no recourse to the Company's other assets for failure of debtors to pay when due. The value of the Company's retained interests is subject primarily to credit risk.

In 2001 and 2000, the Company recognized gains of $18.3 million and $0.7 million, respectively, on the securitization of commercial mortgage loans.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from transactions completed included a cumulative default rate between four and eight percent during 2001 and between five and eight percent during 2000. The assumed range of the loss severity, as a percentage of defaulted loans, was between 12 and 25 percent during 2001 and between 13 and 25 percent during 2000. The low end of the loss severity range relates to a portfolio of seasoned loans. The high end of the loss severity range relates to a portfolio of newly issued loans.

At December 31, 2001, the fair values of retained interests related to the securitizations of commercial mortgage loans were $170.5 million. Key economic assumptions and the sensitivity of the current fair values of residual cash flows were tested to one and two standard deviations from the expected rates. The changes in the fair values at December 31, 2001, as a result of these assumptions were not significant.

Residential Mortgage Loans

The Company sells residential mortgage loans and retains servicing responsibilities pursuant to the terms of the applicable agreements. The Company receives annual servicing fees approximating 0.4 percent of the outstanding principal balances on the underlying loans. These sales are generally transacted on a non-recourse basis. The value of the servicing rights is subject to prepayment and interest rate risks on the transferred assets.

4. Securitization Transactions — (Continued)

In 2001 and 2000, the Company recognized gains of $218.8 million and $9.4 million, respectively, on the sales of residential mortgage loans.

The key economic assumptions used in determining the fair value of mortgage servicing rights at the date of loan sale for sales completed in 2001 and 2000 were as follows:

	2001	2000
Weighted average life (years)	7.84	6.87
Weighted average prepayment speed	9.48%	11.81%
Yield to maturity discount rate	7.45%	10.74%

Prepayment speed is the constant prepayment rate that results in the weighted average life disclosed above.

At December 31, 2001, key economic assumptions and the sensitivity of the current fair value of the mortgage servicing rights to immediate 10 and 20 percent adverse changes in those assumptions are as follows (dollars in millions):

Fair value of mortgage servicing rights	$1,811.0
Expected weighted average life (in years)	6.8
Prepayment speed	11.10%
Decrease in fair value of 10% adverse change	$ 67.3
Decrease in fair value of 20% adverse change	$ 128.9
Yield to maturity discount rate	8.86%
Decrease in fair value of 10% adverse change	$ 130.0
Decrease in fair value of 20% adverse change	$ 260.1

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the servicing rights is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. For example, changes in prepayment speed estimates could result in changes in the discount rate.

Margin Lending

The Company sells loans under its margin loan securitization program and retains primary servicing responsibilities and subordinated interests. The Company receives servicing distributions approximating 0.3 percent of the outstanding balance and rights to future cash flows through an excess distribution from the trust, representing the balance remaining after all interest and fees of the trust have been accounted for. The Company's retained interests are subordinated to investors' interests. Retained interests equate to 7% of the outstanding loan balances, of which the Company earns a return of 2.0% over the Australian 30 day Bank Bill swap rate. The investors and the securitization trusts have no recourse to the Company's other assets for failure of debtors to pay when due. The value of the Company's retained interests is subject to market risk and all positions are primarily hedged. No gains or losses on the transaction have been realized to date.

The fair values of the retained interests, $37.8 million at December 31, 2001, are based upon the Company's relative ownership percentage of the outstanding loan balances. At December 31, 2001, the Company utilized the present value of expected future cash flows as a valuation technique to assess the

4. Securitization Transactions — (Continued)

sensitivity of the fair values of retained interests. Key economic assumptions used in measuring the retained interests included interest margin, credit losses, terminations and discount rates, and the resulting changes to the fair values were not significant.

Securitization Transactions Cash Flow

The table below summarizes cash flows for securitization transactions and cash flows received from and paid to securitization trusts (in millions):

	For the year ended December 31,	
	2001	2000
Proceeds from new securitizations	$39,252.1	$9,658.2
Proceeds from advances on margin loans previously securitized	86.4	16.1
Servicing fees received	309.5	239.3
Other cash flows received on retained interests	61.4	42.8

5. Derivatives Held or Issued for Purposes Other Than Trading

Derivatives are generally held for purposes other than trading and are primarily used to hedge or reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred. Additionally, derivatives are used to change the characteristics of the Company's asset/liability mix consistent with the Company's risk management activities.

The Company's risk of loss is typically limited to the fair value of its derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments. The Company is also exposed to credit losses in the event of nonperformance of the counterparties. The Company's current credit exposure is limited to the value of derivatives that have become favorable to the Company. This credit risk is minimized by purchasing such agreements from financial institutions with high credit ratings and by establishing and monitoring exposure limits.

The Company's derivative transactions are generally documented under International Swaps and Derivatives Association, Inc. Master Agreements. Management believes that such agreements provide for legally enforceable set-off and close out netting of exposures to specific counterparties. Under such agreements, in connection with an early termination of a transaction, the Company is permitted to set off its receivable from a counterparty against its payables to the same counterparty arising out of all included transactions.

5. Derivatives Held or Issued for Purposes Other Than Trading — (Continued)

The notional amounts and credit exposure of the Company's derivative financial instruments by type are as follows (in millions):

	December 31, 2001	December 31, 2000
Notional amounts of derivative instruments with regard to U.S. operations		
Foreign currency swaps	$ 4,091.9	$ 2,745.0
Interest rate floors	3,400.0	2,450.0
Interest rate swaps	3,522.5	2,391.5
Mortgage-backed forwards and options	9,250.7	1,898.3
Swaptions	3,570.0	697.7
Bond forwards	357.4	—
Interest rate lock commitments	2,565.9	—
Call options	30.0	30.0
U.S. Treasury futures	186.6	183.2
Currency forwards	380.0	39.4
Treasury rate guarantees	88.0	60.0
Other	25.0	—
	27,468.0	10,495.1
Notional amounts of derivative instruments with regard to international operations		
Foreign currency swaps	13.4	665.0
Interest rate swaps	—	665.0
Currency forwards	—	380.0
	13.4	1,710.0
Total notional amounts at end of year	$27,481.4	$12,205.1
Credit exposure of derivative instruments with regard to U.S. operations		
Foreign currency swaps	$ 101.1	$ 45.3
Interest rate floors	13.2	20.0
Interest rate swaps	78.4	14.1
Mortgage-backed forwards and options	41.7	—
Swaptions	8.7	11.8
Call options	8.9	12.3
Currency forwards	55.3	5.5
Other	0.1	—
	307.4	109.0
Credit exposure of derivative instruments with regard to international operations		
Foreign currency swaps	—	28.4
Interest rate swaps	—	39.1
Currency forwards	—	26.2
	—	93.7
Total credit exposure at end of year	$ 307.4	$ 202.7

5. Derivatives Held or Issued for Purposes Other Than Trading — (Continued)

The net interest effect of interest rate and currency swap transactions is recorded as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The cost of derivative instruments related to residential mortgage loan servicing rights is included in the basis of the derivatives. These derivatives are marked-to-market with the changes in market value reported in operating expenses on the consolidated statements of operations.

The fair value of the Company's derivative instruments, identified as hedges and classified as assets at December 31, 2001, was $409.9 million. Of this amount, the fair value of derivatives related to investment hedges was $100.8 million and was reported with other invested assets on the consolidated statement of financial position. The fair value of derivatives related to residential mortgage loan servicing rights and residential mortgage loans was $182.3 million and the fair value of derivatives related to debt serviced by Australian dollars was $126.8 million. Both are reported with other assets on the consolidated statement of financial position. The fair value of derivative instruments classified as liabilities at December 31, 2001, was $449.7 million and was reported with other liabilities on the consolidated statement of financial position.

Fair Value Hedges

The Company uses fixed-to-floating rate interest rate swaps to more closely align the interest rate characteristics of certain assets and liabilities. In general, these swaps are used in asset and liability management to modify duration.

The Company also enters into currency exchange swap agreements to convert certain foreign denominated assets and liabilities into U.S. dollar floating-rate denominated instruments to eliminate the exposure to future currency volatility on those items.

In 2001, the Company recognized a pre-tax net gain of $95.5 million relating to its fair value hedges. This includes a net gain of $151.7 million related to the ineffective portion of its fair value hedges of residential mortgage loan servicing rights and a net loss of $43.6 million related to the change in the value of the servicing hedges that was excluded from the assessment of hedge effectiveness. The net gain on servicing hedges was reported with operating expenses on the consolidated statement of operations. The net gain of $95.5 million also includes a net loss of $12.6 million related to the ineffective portion of the Company's investment hedges, which was reported with net realized capital gains (losses) on the consolidated statement of operations.

Cash Flow Hedges

The Company also utilizes floating-to-fixed rate interest rate swaps to match cash flows.

The Company enters into currency exchange swap agreements to convert both principal and interest payments of certain foreign denominated assets and liabilities into U.S. dollar denominated fixed-rate instruments to eliminate the exposure to future currency volatility on those items.

In 2001, the Company recognized a $5.8 million after-tax decrease in value related to cash flow hedges in accumulated other comprehensive income. During this time period, none of the Company's cash flow hedges have been discontinued because it was probable that the original forecasted transaction would not occur by the end of the originally specified time period. The Company has not reclassified amounts from accumulated comprehensive income into earnings in the past twelve months, and it does not expect to reclassify any amounts in the next twelve months.

In most cases, zero hedge ineffectiveness for cash flow hedges is assumed because the derivative instrument was constructed such that all terms of the derivative match the hedged risk in the hedged item. As a result, the Company has recognized an immaterial amount in earnings due to cash flow hedge ineffectiveness.

5. **Derivatives Held or Issued for Purposes Other Than Trading — (Continued)**

The transition adjustment for the adoption of SFAS 133 resulted in a decrease to other comprehensive income of $36.9 million ($24.0 million after tax) representing the accumulation in other comprehensive income of the effective portion of the Company's cash flow hedges as of January 1, 2001. In 2001, $8.9 million ($5.8 million after tax) of loss representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges decreased accumulated other comprehensive income resulting in an ending balance of $(45.8) million ($(29.7) million after tax) at December 31, 2001.

Derivatives Not Designated as Hedging Instruments

The Company attempts to match the timing of when interest rates are committed on insurance products, residential mortgage loans and other new investments. However, timing differences may occur and can expose the Company to fluctuating interest rates. To offset this risk, the Company uses mortgage-backed forwards, over-the-counter options on mortgage-backed securities, U.S. Treasury futures contracts, options on Treasury futures, Treasury rate guarantees and interest rate floors to economically hedge anticipated transactions and to manage interest rate risk. Futures contracts are marked-to-market and settled daily, which minimizes the counterparty risk. Forward contracts are marked-to-market no less than quarterly. The Company's interest rate lock commitments on residential mortgage loans are also accounted for as derivatives.

Occasionally, the Company will sell a callable investment-type contract and may use interest rate swaptions or similar instruments to transform the callable liability into a fixed term liability. In addition, the Company may sell an investment-type contract with attributes tied to market indices in which case the Company writes an equity call option to convert the overall contract into a fixed rate liability, essentially eliminating the equity component altogether.

Although the above-mentioned derivatives are effective hedges from an economic standpoint, they do not meet the requirements for hedge accounting treatment under SFAS 133. As such, periodic changes in the market value of these instruments flow directly into net income. In 2001, gains of $68.3 million were recognized in income from market value changes of derivatives not receiving hedge accounting treatment.

6. **Closed Block**

In connection with its 1998 MIHC formation, Principal Life formed a Closed Block to provide reasonable assurance to policyholders included therein that, after the formation of the MIHC, assets would be available to maintain dividends in aggregate in accordance with the 1997 policy dividend scales, if the experience underlying such scales continued. Assets of Principal Life were allocated to the Closed Block in an amount that produces cash flows which, together with anticipated revenue from policies and contracts included in the Closed Block, were expected to be sufficient to support the Closed Block policies, including but not limited to, provisions for payment of claims, certain expenses, charges and taxes, and to provide for continuation of policy and contract dividends in aggregate in accordance with the 1997 dividend scales, if the experience underlying such scales continues, and to allow for appropriate adjustments in such scales, if such experience changes. Due to adjustable life policies being included in the Closed Block, the Closed Block is charged with amounts necessary to properly fund for certain adjustments, such as face amount and premium increases, that are made to these policies after the Closed Block inception date. These amounts are referred to as Funding Adjustment Charges and are treated as capital transfers from the Closed Block.

Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block. Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held by the Company. Principal Life will continue to pay guaranteed benefits under all policies, including the policies within the Closed Block, in accordance with their terms. If the assets allocated to the Closed Block, the investment cash flows from those assets and the revenues from the policies included in the Closed Block,

6. Closed Block — (Continued)

including investment income thereon, prove to be insufficient to pay the benefits guaranteed under the policies included in the Closed Block, Principal Life will be required to make such payments from its general funds. No additional policies were added to the Closed Block, nor was the Closed Block affected in any other way, as a result of the demutualization.

A policyholder dividend obligation is required to be established for earnings in the Closed Block that are not available to shareholders. A model of the Closed Block was established to produce the pattern of expected earnings in the Closed Block (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income). If actual cumulative earnings of the Closed Block are greater than the expected cumulative earnings of the Closed Block, only the expected cumulative earnings will be recognized in income with the excess recorded as a policyholder dividend obligation. This policyholder dividend obligation represents undistributed accumulated earnings that will be paid to Closed Block policyholders as additional policyholder dividends unless offset by future performance of the Closed Block that is less favorable than originally expected. If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in income. At December 31, 2001, cumulative actual earnings, including consideration of net unrealized gains, has been less than cumulative expected earnings. Therefore, no policyholder dividend obligation has been recognized.

6. Closed Block — (Continued)

Closed Block liabilities and assets designated to the Closed Block are as follows:

	December 31, 2001	December 31, 2000
	(in millions)	
Closed Block liabilities		
Future policy benefits and claims	$5,248.7	$5,051.5
Other policyholder funds	20.3	4.8
Policyholder dividends payable	376.6	402.2
Other liabilities	11.8	22.6
Total Closed Block liabilities	5,657.4	5,481.1
Assets designated to the Closed Block		
Fixed maturities, available-for-sale	2,466.3	2,182.2
Equity securities, available-for-sale	23.4	—
Mortgage loans	880.0	919.4
Real estate	—	0.2
Policy loans	792.5	770.0
Other investments	6.9	1.1
Total investments	4,169.1	3,872.9
Cash and cash equivalents (deficit)	(8.0)	22.7
Accrued investment income	77.2	72.3
Deferred tax asset	80.8	97.8
Premiums due and other receivables	33.3	33.8
Total assets designated to the Closed Block	4,352.4	4,099.5
Excess of Closed Block liabilities over assets designated to the Closed Block	1,305.0	1,381.6
Amounts included in other comprehensive income	43.6	27.2
Maximum future earnings to be recognized from Closed Block assets and liabilities	$1,348.6	$1,408.8

6. Closed Block — (Continued)

Closed Block revenues and expenses were as follows:

	For the year ended December 31,		
	2001	2000	1999
	(in millions)		
Revenues			
Premiums and other considerations	$ 742.1	$ 752.4	$ 764.4
Net investment income	311.8	289.9	269.2
Net realized capital losses	(19.7)	(4.9)	(2.0)
Total revenues	1,034.2	1,037.4	1,031.6
Expenses			
Benefits, claims, and settlement expenses	614.4	601.2	614.6
Dividends to policyholders	305.8	307.7	295.9
Operating expenses	12.7	13.6	13.2
Total expenses	932.9	922.5	923.7
Closed Block revenue, net of Closed Block expenses, before income taxes	101.3	114.9	107.9
Income taxes	33.5	38.4	37.0
Closed Block revenue, net of Closed Block expenses and income taxes	67.8	76.5	70.9
Funding adjustment charges	(7.6)	(12.0)	(12.2)
Closed Block revenue, net of Closed Block expenses, income tax and funding adjustment charges	$ 60.2	$ 64.5	$ 58.7

The change in maximum future earnings of the Closed Block was as follows:

	December 31,	
	2001	2000
	(in millions)	
Beginning of year	$1,408.8	$1,473.3
End of year	1,348.6	1,408.8
Change in maximum future earnings	$ (60.2)	$ (64.5)

Principal Life charges the Closed Block with federal income taxes, payroll taxes, state and local premium taxes and other state or local taxes, licenses and fees as provided in the plan of reorganization.

7. Deferred Policy Acquisition Costs

Policy acquisition costs deferred and amortized in 2001, 2000 and 1999 are as follows (in millions):

	December 31,		
	2001	2000	1999
Balance at beginning of year	$1,333.3	$1,430.9	$1,104.7
Cost deferred during the year	261.7	263.9	253.9
Amortized to expense during the year	(159.9)	(238.6)	(173.8)
Effect of unrealized (gains) losses	(62.6)	(122.9)	246.1
Balance at end of year	$1,372.5	$1,333.3	$1,430.9

8. Insurance Liabilities

Contractholder Funds

Major components of contractholder funds in the consolidated statements of financial position, are summarized as follows (in millions):

	December 31,	
	2001	2000
Liabilities for investment-type contracts:		
Guaranteed investment contracts	$14,123.5	$14,779.6
U.S. funding agreements	307.1	772.1
International funding agreements backing medium-term notes	3,298.4	2,475.3
International funding agreements	723.9	—
Other investment-type contracts	2,276.3	2,537.0
Total liabilities for investment-type contracts	20,729.2	20,564.0
Liabilities for individual annuities	2,557.6	2,442.7
Universal life and other reserves	1,397.6	1,293.5
Total contractholder funds	$24,684.4	$24,300.2

The Company's guaranteed investment contracts and funding agreements contain provisions limiting early surrenders, including penalties for early surrenders and minimum notice requirements. Put provisions give customers the option to terminate a contract prior to maturity, provided they give a minimum notice period.

8. Insurance Liabilities — (Continued)

The following table presents U.S. GAAP reserves for guaranteed investment contracts and funding agreements by withdrawal provisions (in millions):

	December 31, 2001
Book Value Out(1)	
Puttable:	
Less than 30 days' put	$ —
30 to 89 days' put	—
90 to 180 days' put	—
More than 180 days' put	55.1
No active put provision(2)	—
Total puttable	55.1
Surrenderable:	
Book value out without surrender charge	22.9
Book value out with surrender charge	396.3
Total surrenderable	419.2
Total book value out	474.3
Market Value Out(3)	
Less than 30 days' notice	26.9
30 to 89 days' notice	281.9
90 to 180 days' notice	1,133.6
More than 180 days' notice	4,795.6
No active surrender provision	238.5
Total market value out	6,476.5
Not puttable or surrenderable	11,502.1
Total GICs and funding agreements	$18,452.9

(1) Book Value Out: The amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate.

(2) Contracts currently in initial lock-out period but which will become puttable with 90 days' notice at some time in the future.

(3) Market Value Out: The amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

Funding agreements are issued to non-qualified institutional investors both in domestic and international markets. The Company has a $4.0 billion international program, under which a consolidated offshore special purpose entity was created to issue nonrecourse medium-term notes. Under the program, the proceeds of each note series issuance are used to purchase a funding agreement from the Company, which is used to secure that particular series of notes. The payment terms of any particular series of notes match the payment terms of the funding agreement that secures that series. Claims for principal and interest under those international funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws and, accordingly, are reported as contractholder funds liabilities in the

8. Insurance Liabilities — (Continued)

Company's consolidated statement of financial position. In general, the medium-term note funding agreements do not give the contractholder the right to terminate prior to contractually stated maturity dates, absent the existence of certain circumstances which are largely within the Company's control. As of December 31, 2001, the contractual maturities were 2002 — $160.2 million; 2003 — $496.1 million; 2004 — $470.2 million; 2005 — $714.5 million; 2006 — $98.9 million; and thereafter — $1,358.5 million.

In February 2001, the Company agreed to issue up to $3.0 billion of funding agreements under another program to support the prospective issuance by an unaffiliated entity of medium-term notes in both domestic and international markets. The unaffiliated entity is not consolidated in the Company's financial statements. The funding agreements issued to the unaffiliated entity are reported as contractholder funds liabilities in the Company's consolidated statement of financial position. As of December 31, 2001, $723.9 million has been issued under this program.

Future Policy Benefits and Claims

Activity in the liability for unpaid accident and health claims, which is included with future policy benefits and claims in the consolidated statements of financial position, is summarized as follows (in millions):

	December 31,		
	2001	2000	1999
Balance at beginning of year	$ 705.0	$ 721.7	$ 641.4
Incurred:			
Current year	1,597.1	1,788.1	1,872.2
Prior years	(17.5)	(17.8)	(6.2)
Total incurred	1,579.6	1,770.3	1,866.0
Payments:			
Current year	1,283.2	1,447.3	1,466.3
Prior years	286.6	339.7	319.4
Total payments	1,569.8	1,787.0	1,785.7
Balance at end of year:			
Current year	313.9	340.8	405.9
Prior years	400.9	364.2	315.8
Total balance at end of year	$ 714.8	$ 705.0	$ 721.7

The activity summary in the liability for unpaid accident and health claims shows a decrease of $17.5 million, $17.8 million and $6.2 million to the December 31, 2000, 1999 and 1998 liability for unpaid accident and health claims, respectively, arising in prior years. Such liability adjustments, which affected current operations during 2001, 2000 and 1999, respectively, resulted from developed claims for prior years being different than were anticipated when the liabilities for unpaid accident and health claims were originally estimated. These trends have been considered in establishing the current year liability for unpaid accident and health claims.

On September 11, 2001, terrorist attacks in the U.S. resulted in significant loss of life and property, as well as interruption of business activities and an overall disruption of the world economy. As of December 31, 2001, the Company recognized $6.7 million (net of income tax and reinsurance) in losses from individual and group life and disability insurance claims as a result of these events.

9. Debt

Short-Term Debt

Short-term debt consists primarily of commercial paper and outstanding balances on revolving credit facilities with various financial institutions. At December 31, 2001, the Company and certain subsidiaries had credit facilities with various financial institutions in an aggregate amount of $1.4 billion. These credit facilities include $600.0 million on a back-stop facility to support the Company's $1 billion commercial paper program, $780.0 million in credit facilities to finance a CMBS pipeline and $45.0 million of unused lines of credit for short-term debt used for general corporate purposes.

The weighted average interest rates on short-term borrowings as of December 31, 2001 and 2000, were 2.30% and 7.17%, respectively.

The components of short-term debt as of December 31, 2001 and 2000 are as follows (in millions):

	December 31,	
	2001	2000
Commercial paper	$199.9	$ 29.9
Other recourse short-term debt	22.0	16.6
Non-recourse short-term debt	289.7	413.0
Total short-term debt	$511.6	$459.5

Long-Term Debt

The components of long-term debt as of December 31, 2001 and December 31, 2000 are as follows (in millions):

	December 31,	
	2001	2000
7.95% notes payable, due 2004	$ 199.1	$ 199.3
8.2% notes payable, due 2009	464.6	464.9
7.875% surplus notes payable, due 2024	199.0	198.9
8% surplus notes payable, due 2044	99.1	99.1
Non-recourse mortgages and notes payable	247.5	149.8
Other mortgages and notes payable	169.1	224.5
Total long-term debt	$1,378.4	$1,336.5

The amounts included above are net of the discount and direct costs associated with issuing these notes, which are being amortized to expense over their respective terms using the interest method.

On August 25, 1999, Principal Financial Group (Australia) Holdings Pty Limited, a wholly-owned indirect subsidiary of the Company, issued $665.0 million of unsecured redeemable long-term debt ($200.0 million of 7.95% notes due August 15, 2004, and $465.0 million in 8.2% notes due August 15, 2009). Interest on the notes is payable semiannually on February 15 and August 15 of each year, commencing February 15, 2000. Principal Financial Group (Australia) Holdings Pty Limited used the net proceeds from the notes to partially fund the purchase of the outstanding stock of several companies affiliated with Bankers Trust Australia Group (see Note 2). On December 28, 2001, all of the long-term debt obligations of Principal Financial Group (Australia) Holdings Pty Limited were assumed by its parent, PFSI.

9. Debt — (Continued)

On March 10, 1994, Principal Life issued $300.0 million of surplus notes, including $200.0 million due March 1, 2024, at a 7.875% annual interest rate and the remaining $100.0 million due March 1, 2044, at an 8% annual interest rate. No affiliates of the Company hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner of Insurance of the State of Iowa (the "Commissioner") and only to the extent that Principal Life has sufficient surplus earnings to make such payments. For each of the years ended December 31, 2001, 2000 and 1999, interest of $23.8 million was approved by the Commissioner, paid and charged to expense.

Subject to Commissioner approval, the surplus notes due March 1, 2024, may be redeemed at Principal Life's election on or after March 1, 2004, in whole or in part at a redemption price of approximately 103.6% of par. The approximate 3.6% premium is scheduled to gradually diminish over the following ten years. These surplus notes may then be redeemed on or after March 1, 2014, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

In addition, subject to Commissioner approval, the notes due March 1, 2044, may be redeemed at Principal Life's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

The mortgages and other notes payable are financings for real estate developments. The Company has obtained loans with various lenders to finance these developments. Outstanding principal balances as of December 31, 2001, range from $0.1 million to $101.9 million per development with interest rates generally ranging from 7.2% to 8.6%. Outstanding principal balances as of December 31, 2000, range from $0.5 million to $102.8 million per development with interest rates generally ranging from 6.9% to 8.6%.

At December 31, 2001, future annual maturities of the long-term debt are as follows (in millions):

2002	$ 165.1
2003	5.6
2004	283.2
2005	2.6
2006	2.8
Thereafter	919.1
Total future maturities of the long-term debt	$1,378.4

Cash paid for interest for 2001, 2000 and 1999, was $98.1 million, $116.8 million and $127.7 million, respectively. These amounts include interest paid on taxes during these years.

10. Income Taxes

The Company's income tax expense (benefit) is as follows (in millions):

	For the year ended December 31,		
	2001	2000	1999
Current income taxes:			
Federal	$ 18.7	$167.7	$ 74.9
State and foreign	36.9	37.3	23.2
Net realized capital gains (losses)	(214.1)	29.6	162.8
Total current income taxes (benefit)	(158.5)	234.6	260.9
Deferred income taxes	237.5	5.7	62.6
Total income taxes	$ 79.0	$240.3	$323.5

The Company's provision for income taxes may not have the customary relationship of taxes to income. Differences between the prevailing corporate income tax rate of 35% times the pre-tax income and the Company's effective tax rate on pre-tax income are generally due to inherent differences between income for financial reporting purposes and income for tax purposes, and the establishment of adequate provisions for any challenges of the tax filings and tax payments to the various taxing jurisdictions. A reconciliation between the corporate income tax rate and the effective tax rate is as follows:

	For the year ended December 31,		
	2001	2000	1999
Statutory corporate tax rate	35%	35%	35%
Dividends received deduction	(14)	(5)	(3)
Interest exclusion from taxable income	(3)	(1)	—
Other	—	(1)	(2)
Effective tax rate	18%	28%	30%

Significant components of the Company's net deferred income taxes are as follows (in millions):

	December 31,	
	2001	2000
Deferred income tax assets (liabilities):		
Insurance liabilities	$ 132.2	$ 181.1
Deferred policy acquisition costs	(390.7)	(360.1)
Net unrealized gains on available for sale securities	(218.9)	(59.1)
Mortgage loan servicing rights	(355.2)	(206.3)
Other	(13.6)	(6.6)
Total deferred income tax liabilities	$(846.2)	$(451.0)

At December 31, 2001 and 2000, respectively, the Company's net deferred tax liability is comprised of international net deferred tax assets of $48.4 million and $36.4 million which have been included in other assets, and $894.6 million and $487.4 million of U.S. net deferred tax liabilities which have been included in deferred income taxes in the consolidated statements of financial position.

10. Income Taxes — (Continued)

The Internal Revenue Service (the "Service") has completed examination of the U.S. consolidated federal income tax returns for 1996 and prior years. The Service has also begun to examine returns for 1997 and 1998. The Company believes that there are adequate defenses against or sufficient provisions for any challenges.

Undistributed earnings of certain foreign subsidiaries are considered indefinitely reinvested by the Company. A tax liability will be recognized when the Company expects distribution of earnings in the form of dividends, sale of the investment or otherwise.

Cash paid for income taxes was $90.3 million in 2001, $279.3 million in 2000 and $251.5 million in 1999.

11. Employee and Agent Benefits

The Company has defined benefit pension plans covering substantially all of its employees and certain agents. Some of these plans provide supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified plan limits imposed by federal tax law. The employees and agents are generally first eligible for the pension plans when they reach age 21. For plan participants employed prior to January 1, 2002, the pension benefits are based on the greater of a final average pay benefit or a cash balance benefit. The final average pay benefit is based on the years of service and generally the employee's or agent's average annual compensation during the last five years of employment. Partial benefit accrual of final average pay benefits is recognized from first eligibility until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The cash balance portion of the plan will start on January 1, 2002. An employee's account will be credited with an amount based on the employee's salary, age and service. These credits will accrue with interest. For plan participants hired on and after January 1, 2002, only the cash balance plan applies. The Company's policy is to fund the cost of providing pension benefits in the years that the employees and agents are providing service to the Company. The Company's funding policy for all plans is to deposit the U.S. GAAP-related net periodic pension cost using long-term assumptions, unless the U.S. GAAP funded status is positive, in which case no deposit is made. Prior to 2001, the Company's funding policy was to deposit an amount within the range of U.S. GAAP net periodic pension cost and the sum of the actuarial normal cost and any change in the unfunded accrued liability over a 30-year period as a percentage of compensation.

As a result of the Company's demutualization, the qualified defined benefit pension plan received $56.7 million in compensation which will be amortized over the remaining service period of plan participants.

The Company also provides certain health care, life insurance and long-term care benefits for retired employees. Retiree health benefits are provided for employees hired prior to January 1, 2002, while retiree long-term care benefits are provided for employees whose retirement was effective prior to July 1, 2000. Covered employees are first eligible for these postretirement benefits when they reach age 57 and have completed ten years of service with the Company. Partial benefit accrual of these health, life and long-term care benefits is recognized from the employee's date of hire until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The Company's policy is to fund the cost of providing retiree benefits in the years that the employees are providing service to the Company. The Company's funding policy for all plans is to deposit the U.S. GAAP-related net periodic postretirement benefit cost using long-term assumptions unless the U.S. GAAP funded status is positive, in which case no deposit is made. Prior to 2001, the Company's funding policy was to deposit an amount within the range of U.S. GAAP net periodic postretirement cost and the sum of the actuarial normal cost and any change in the unfunded accrued liability over a 30-year period as a percentage of compensation.

11. Employee and Agent Benefits — (Continued)

As a result of the Company's demutualization, the postretirement benefit plans received $11.3 million in compensation, which will be used to pay benefit claims and participant contributions, with the remainder to be amortized over the remaining service period of plan participants.

The plans' combined funded status, reconciled to amounts recognized in the consolidated statements of financial position and consolidated statements of operations, is as follows (dollars in millions):

	Pension benefits		Other postretirement benefits	
	December 31,		December 31,	
	2001	2000	2001	2000
Change in benefit obligation				
Benefit obligation at beginning of year	$ (797.3)	$ (732.5)	$(221.8)	$(227.9)
Service cost	(31.2)	(35.0)	(8.3)	(10.4)
Interest cost	(59.3)	(57.5)	(15.6)	(19.0)
Actuarial gain (loss)	(42.0)	(2.7)	(25.7)	3.7
Benefits paid	31.7	30.4	9.6	—
Other	42.1	—	30.7	31.8
Benefit obligation at end of year	$ (856.0)	$ (797.3)	$(231.1)	$(221.8)
Change in plan assets				
Fair value of plan assets at beginning of year	$1,115.4	$1,059.8	$ 359.8	$ 345.5
Actual return (loss) on plan assets	(15.7)	75.1	5.6	13.7
Employer contribution	9.0	10.9	1.4	18.6
Benefits paid	(31.7)	(30.4)	(4.4)	(18.0)
Other	(124.5)	—	—	—
Fair value of plan assets at end of year	$ 952.5	$1,115.4	$ 362.4	$ 359.8
Funded status	$ 96.5	$ 318.1	$ 131.3	$ 138.0
Unrecognized net actuarial gain	(65.3)	(194.2)	(0.6)	(19.4)
Unrecognized prior service (cost) benefit	7.6	9.2	(28.2)	(29.8)
Unamortized transition obligation (asset)	(2.7)	(14.2)	—	0.3
Other assets — prepaid benefit cost	$ 36.1	$ 118.9	$ 102.5	$ 89.1
Weighted-average assumptions as of December 31				
Discount rate	7.50%	8.00%	7.50%	8.00%
Components of net periodic benefit cost				
Service cost	$ 31.2	$ 35.0	$ 8.3	$ 10.4
Interest cost	59.3	57.5	15.6	19.0
Expected return on plan assets	(99.2)	(81.3)	(32.3)	(25.1)
Amortization of prior service (cost) benefit	1.7	1.7	(2.6)	—
Amortization of transition (asset) obligation	(11.5)	(11.5)	0.3	2.3
Recognized net actuarial gain	(14.1)	(12.5)	(1.3)	(1.1)
Net periodic benefit cost (income)	$ (32.6)	$ (11.1)	$ (12.0)	$ 5.5

11. Employee and Agent Benefits — (Continued)

Effective January 1, 2000, the Company amended the method of determining postretirement health benefit plan contributions and terminated long-term care coverage for participants retiring on and subsequent to July 1, 2000. The result of these amendments decreased the postretirement benefit obligation by $31.8 million and was partially offset by the remaining portion of the original transition obligation. During 2001, the Company reclassified assets supporting non-qualified pension plan liabilities through a reduction in contractholder funds and an increase in invested assets.

For 2001 and 2000, the expected long-term rates of return on plan assets for pension benefits were 9.0% and 8.1%, respectively, on a pre-tax basis. The assumed rate of increase in future compensation levels varies by age for both the qualified and non-qualified pension plans.

For 2001 and 2000, the expected long-term rates of return on plan assets for other post-retirement benefits varied by benefit type and employee group and ranged from 7.8% to 9.3% and 8.0% to 8.1%, respectively, on a pre-tax basis.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations starts at 9% in 2001 and declines to an ultimate rate of 6% in 2011. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	1-percentage-point increase	1-percentage-point decrease
Effect on total of service and interest cost components	$ 5.3	$ (6.0)
Effect on accumulated postretirement benefit obligation	50.1	(40.2)

In addition, the Company has defined contribution plans that are generally available to all employees and agents who are age 21 or older. Eligible participants may contribute up to 20% of their compensation. The Company matches the participant's contribution at a 50% contribution rate up to a maximum Company contribution of 3% of the participant's compensation in 2001 and 2000, and 2% of the participant's compensation in 1999. The defined contribution plan allows employees to choose among various investment options, including the Company's common stock. The Company contributed $17.9 million in 2001, $16.0 million in 2000 and $11.0 million in 1999 to these defined contribution plans.

As a result of the Company's demutualization, the defined contribution plans received $19.7 million in compensation, which was allocated to participant accounts.

12. Commitments and Contingencies

Leases

The Company, as a lessor, leases industrial, office, retail and other investment real estate properties under various operating leases. Rental income for all operating leases totaled $178.4 million in 2001, $292.5 million in 2000 and $356.8 million in 1999.

12. Commitments and Contingencies — (Continued)

At December 31, 2001, future minimum annual rental commitments under these noncancelable operating leases are as follows (in millions):

	Held for sale	Held for investment	Total rental commitments
2002	$ 51.9	$ 72.3	$124.2
2003	49.5	60.0	109.5
2004	46.5	49.0	95.5
2005	40.3	38.5	78.8
2006	36.7	25.7	62.4
Thereafter	202.3	57.7	260.0
Total future minimum lease receipts	$427.2	$303.2	$730.4

The Company, as a lessee, leases office space, data processing equipment, corporate aircraft and office furniture and equipment under various operating leases. Rental expense for all operating leases totaled $58.8 million in 2001, $66.3 million in 2000 and $78.5 million in 1999. At December 31, 2001, future minimum annual rental commitments under these noncancelable operating leases are as follows (in millions):

2002	$ 60.3
2003	48.5
2004	35.1
2005	23.6
2006	20.9
Thereafter	28.2
	216.6
Less future sublease rental income on these noncancelable leases	2.8
Total future minimum lease payments	$213.8

Litigation

The Company is a plaintiff or defendant in actions arising out of its operations. The Company is, from time to time, also involved in various governmental and administrative proceedings. While the outcome of any pending or future litigation cannot be predicted, management does not believe that any pending litigation will have a material adverse effect on the Company's business, financial condition or results of operations. However, no assurances can be given that such litigation would not materially and adversely affect the Company's business, financial condition or results of operations.

Other companies in the life insurance industry have historically been subject to substantial litigation resulting from claims disputes and other matters. Most recently, such companies have faced extensive claims, including class-action lawsuits, alleging improper life insurance sales practices. Negotiated settlements of such class-action lawsuits have had a material adverse effect on the business, financial condition and results of operations of certain of these companies. Principal Life is currently a defendant in two class-action lawsuits which allege improper sales practices.

In 2000, the Company reached an agreement in principle to settle these two class-action lawsuits alleging improper sales practices. In April 2001, the proposed settlement of the class-action lawsuits received court approval. In agreeing to the settlement, the Company specifically denied any wrongdoing. The Company has

12. Commitments and Contingencies — (Continued)

accrued a loss reserve for its best estimate based on information available. As uncertainties continue to exist in resolving this matter, it is reasonably possible that, as the actual cost of the claims subject to alternative dispute resolution becomes available, the final cost of settlement could exceed the Company's estimate. The range of any additional cost related to the settlement cannot be presently estimated; however, the Company believes the settlement will not have a material impact on its business, financial condition or results of operations. A number of persons and entities who were eligible to be class members have excluded themselves from the class (or "opted out"), as the law permits them to do. The Company has been notified that some of those who opted out from the class will file lawsuits and make claims similar to those addressed by the settlement. Some of these lawsuits are presently on file.

Insurance Guaranty Assessments

The Company is also subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against life and health insurance companies for the benefit of policyholders and claimants in the event of insolvency of other life and health insurance companies. The assessments may be partially recovered through a reduction in future premium taxes in some states. The Company believes such assessments in excess of amounts accrued would not materially affect its financial condition or results of operations.

Securities Held for Collateral

The Company held $759.9 million in mortgage-backed securities in trust at December 31, 2001, to satisfy collateral requirements associated with the Company's mortgage banking segment and derivatives credit support agreements.

13. Stockholders' Equity

Common Stock

As a result of the demutualization and initial public offering described in Note 1, the Company has one class of capital stock, common stock ($.01 par value, 2,500 million shares authorized).

On November 9, 2001, the Company issued 15.0 million additional shares of common stock, at a price of $18.50 per share, as a result of the exercise of over-allotment options granted to underwriters in the IPO. Net proceeds from the over-allotment were $265.4 million.

On November 27, 2001, the Company announced that its board of directors authorized a repurchase program beginning in the fourth quarter of 2001, to be completed in the three to six months following the announcement, depending on market conditions, under which the Company would purchase up to 15.3 million shares of its outstanding common stock. Stock repurchased under the program is accounted for as treasury stock, carried at cost and reflected as a reduction to stockholders' equity. Through December 31, 2001, the Company purchased the 15.3 million shares, primarily through an accelerated share repurchase program (13.0 million shares), as well as in the open market and through privately negotiated transactions, at an aggregate cost of $367.7 million. The 13.0 million shares purchased under the accelerated share repurchase program are subject to a future contingent purchase price adjustment. The adjustment will be based upon the difference between the market price of the Company's common stock as of December 14, 2001, and its volume weighted average price over an extended trading period as outlined in the forward stock purchase contract and, at the Company's determination, can be settled in either cash or shares of common stock. Settlement of this contract will occur at contract completion.

13. Stockholders' Equity — (Continued)

As a result of the demutualization, 363.7 thousand shares with a value of $6.7 million were issued to rabbi trusts held by the Company for certain benefit plans. These shares were reported as treasury stock and additional paid-in capital in the consolidated statements of stockholders' equity at December 31, 2001.

Other Comprehensive Income

Comprehensive income (loss) includes all changes in stockholders' equity during a period except those resulting from investments by stockholders and distributions to stockholders.

The components of accumulated other comprehensive income are as follows (in millions):

	Net unrealized gains (losses) on available-for-sale securities	Net unrealized gains (losses) on derivative instruments	Foreign currency translation adjustment	Accumulated other comprehensive income (loss)
Balances at January 1, 1999	$ 740.3	$ 5.6	$ (28.9)	$ 717.0
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	(1,375.4)	—	—	(1,375.4)
Net change in unrealized gains (losses) on equity securities, available-for-sale, including seed money in separate accounts	(131.1)	—	—	(131.1)
Adjustments for assumed changes in amortization pattern:				
Deferred policy acquisition costs	246.1	—	—	246.1
Unearned revenue reserves	(29.5)	—	—	(29.5)
Net change in unrealized gains/(losses) on derivative instruments	—	(11.0)	—	(11.0)
Provision for deferred income tax benefit	449.1	3.9	—	453.0
Change in net foreign currency translation adjustment	—	—	(8.5)	(8.5)
Balances at December 31, 1999	(100.5)	(1.5)	(37.4)	(139.4)

13. Stockholders' Equity — (Continued)

	Net unrealized gains (losses) on available-for-sale securities	Net unrealized gains (losses) on derivative instruments	Foreign currency translation adjustment	Accumulated other comprehensive income (loss)
Balances at January 1, 2000	$ (100.5)	$ (1.5)	$ (37.4)	$ (139.4)
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	721.8	—	—	721.8
Net change in unrealized gains (losses) on equity securities, available-for-sale, including seed money in separate accounts	(261.1)	—	—	(261.1)
Adjustments for assumed changes in amortization pattern:				
Deferred policy acquisition costs	(122.6)	—	—	(122.6)
Unearned revenue reserves	15.1	—	—	15.1
Net change in unrealized gains/(losses) on derivative instruments	—	(1.3)	—	(1.3)
Provision for deferred income tax benefit	(120.5)	0.5	—	(120.0)
Change in net foreign currency translation adjustment	—	—	(152.5)	(152.5)
Balances at December 31, 2000	132.2	(2.3)	(189.9)	(60.0)
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	511.0	—	—	511.0
Net change in unrealized gains (losses) on equity securities, available-for-sale, including seed money in separate accounts	6.5	—	—	6.5
Adjustments for assumed changes in amortization pattern:				
Deferred policy acquisition costs	(61.3)	—	—	(61.3)
Unearned revenue reserves	4.3	—	—	4.3
Net change in unrealized gains (losses) on derivative instruments	—	(8.9)	—	(8.9)
Provision for deferred income tax benefit	(161.2)	3.1	—	(158.1)
Change in net foreign currency translation adjustment	—	—	(71.8)	(71.8)
Cumulative effect of accounting change, net of related income taxes	33.8	(36.9)	(11.1)	(14.2)
Balances at December 31, 2001	$ 465.3	$(45.0)	$(272.8)	$ 147.5

13. Stockholders' Equity — (Continued)

The following table sets forth the adjustments necessary to avoid duplication of items that are included as part of net income for a year that had been part of other comprehensive income in prior years (in millions):

	December 31,		
	2001	2000	1999
Unrealized gains (losses) on available-for-sale securities arising during the year	$ 537.7	$261.8	$(1,036.1)
Adjustment for realized gains (losses) on available-for-sale securities included in net income	(247.3)	(29.9)	188.2
Unrealized gains (losses) on available-for-sale securities, as adjusted	$ 290.4	$231.9	$ (847.9)

The above table is presented net of tax, related changes in the amortization patterns of deferred policy acquisition costs and unearned revenue reserves.

Dividend Limitations

Under Iowa law, Principal Life may pay stockholder dividends only from the earned surplus arising from its business and must receive the prior approval of the Commissioner to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of 10% of Principal Life's policyholder surplus as of the preceding year-end or the net gain from operations from the previous calendar year. Based on this limitation and 2001 statutory results, Principal Life could pay approximately $640.3 million in stockholder dividends in 2002 without exceeding the statutory limitation.

In 2001 and 2000, Principal Life notified the Commissioner in advance of all stockholder dividend payments. Total stockholder dividends paid to its parent company in 2001 and 2000 were $734.7 million and $538.8 million, respectively.

In 1999, Principal Life notified the Commissioner in advance of all stockholder dividend payments and received approval for an extraordinary stockholder dividend of $250.0 million. Total stockholder dividends paid to its parent company in 1999 were $509.0 million.

14. Fair Value of Financial Instruments

The following discussion describes the methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments. Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from these fair value disclosure requirements. The techniques utilized in estimating the fair values of financial instruments are affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about the Company's business, its value or financial position based on the fair value information of financial instruments presented below. The estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be

14. Fair Value of Financial Instruments — (Continued)

substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

Fair values of public debt and equity securities have been determined by the Company from public quotations, when available. Private placement securities and other fixed maturities and equity securities are valued by discounting the expected total cash flows. Market rates used are applicable to the yield, credit quality and average maturity of each security.

Fair values of commercial mortgage loans are determined by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality and maturity of each loan. Fair values of residential mortgage loans are determined by a pricing and servicing model using market rates that are applicable to the yield, rate structure, credit quality, size and maturity of each loan.

The fair values for assets classified as policy loans, other investments excluding equity investments in subsidiaries, cash and cash equivalents and accrued investment income in the accompanying consolidated statements of financial position approximate their carrying amounts.

Mortgage loan servicing rights represent the present value of estimated future net revenues from contractually specified servicing fees. The fair value was estimated with a valuation model using an internal prepayment model and discounted at a spread to London Inter-Bank Offer Rates.

The fair values of the Company's reserves and liabilities for investment-type insurance contracts (insurance, annuity and other policy contracts that do not involve significant mortality or morbidity risk and that are only a portion of the policyholder liabilities appearing in the consolidated statements of financial position) are estimated using discounted cash flow analyses (based on current interest rates being offered for similar contracts with maturities consistent with those remaining for the investment-type contracts being valued). The fair values for the Company's insurance contracts (insurance, annuity and other policy contracts that do involve significant mortality or morbidity risk), other than investment-type contracts, are not required to be disclosed. The Company does consider, however, the various insurance and investment risks in choosing investments for both insurance and investment-type contracts.

Fair values for debt issues are estimated using discounted cash flow analysis based on the Company's incremental borrowing rate for similar borrowing arrangements.

14. Fair Value of Financial Instruments — (Continued)

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000, are as follows (in millions):

	2001		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Assets (liabilities)				
Fixed maturities , available-for-sale (see Note 3)	$ 30,012.3	$ 30,012.3	$ 26,839.9	$ 26,839.9
Fixed maturities, trading (see Note 3)	17.8	17.8	—	—
Equity securities, available-for-sale (see Note 3)	833.6	833.6	742.9	742.9
Mortgage loans	11,065.7	11,345.7	11,492.7	11,741.9
Policy loans	831.9	831.9	803.6	803.6
Other investments	616.1	616.1	507.5	507.5
Cash and cash equivalents	623.8	623.8	926.6	926.6
Accrued investment income	594.3	594.3	530.8	530.8
Mortgage loan servicing rights	1,779.2	1,811.7	1,084.4	1,193.5
Investment-type insurance contracts	(23,286.8)	(23,642.4)	(22,818.6)	(22,688.9)
Short-term debt	(511.6)	(511.6)	(459.5)	(459.5)
Long-term debt	(1,378.4)	(1,383.0)	(1,336.5)	(1,343.1)

15. Statutory Insurance Financial Information

Principal Life, the largest subsidiary (indirect) of Principal Financial Group, Inc., prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa (the "State of Iowa"). Currently "prescribed" statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and general administrative rules. "Permitted" statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus is not material. The accounting practices used to prepare statutory financial statements for regulatory filings differ in certain instances from U.S. GAAP. Prescribed or permitted statutory accounting practices are used by state insurance departments to regulate Principal Life.

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual was effective January 1, 2001. The State of Iowa adopted the provisions of the revised manual without modification. The revised manual has changed, to some extent, prescribed statutory accounting practices and has resulted in changes to the accounting practices that Principal Life uses to prepare its statutory-basis financial statements.

The net impact of these changes to Principal Life's statutory-basis capital and surplus as of January 1, 2001, was not significant.

Statutory net income and statutory surplus of Principal Life are as follows (in millions):

	As of or for the year ended December 31,		
	2001	2000	1999
Statutory net income	$ 415.0	$ 912.6	$ 713.7
Statutory surplus	3,483.8	3,356.4	3,151.9

15. **Statutory Insurance Financial Information — (Continued)**

Life and health insurance companies are subject to certain risk-based capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2001, Principal Life meets the RBC requirements.

16. **Segment Information**

The Company provides financial products and services through the following segments: U.S. Asset Management and Accumulation, International Asset Management and Accumulation, Life and Health Insurance and Mortgage Banking. In addition, there is a Corporate and Other segment. The segments are managed and reported separately because they provide different products and services, have different strategies or have different markets and distribution channels.

The U.S. Asset Management and Accumulation segment provides retirement and related financial products and services primarily to businesses, their employees and other individuals and provides asset management services to the Company's asset accumulation business, the life and health insurance operations and third-party clients.

The International Asset Management and Accumulation segment provides asset management products and services to retail clients in Australia and institutional clients throughout the world and provides life insurance and retirement and related financial products and services primarily to businesses, their employees and other individuals principally in Australia, Chile, Brazil, New Zealand, Mexico, India, Japan, Argentina and Hong Kong.

The Life and Health insurance segment provides individual life and disability insurance to the owners and employees of businesses and other individuals in the U.S. and provides group life and health insurance to businesses in the U.S.

The Mortgage Banking segment originates and services residential mortgage loan products for customers primarily in the U.S.

The Corporate and Other segment manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate and Other segment primarily reflect financing activities for the Company, income on capital not allocated to other segments, intersegment eliminations and non-recurring or other income or expenses not allocated to the segments based on review of the nature of such items.

The Corporate and Other segment includes an equity ownership interest in Coventry Health Care, Inc. The ownership interest was initiated through a transaction in 1998, described further in Note 2. The Corporate and Other segment's equity in earnings of Coventry Health Care, Inc., which was included in net investment income, was $19.8 million and $20.0 million for the years ended December 31, 2001 and 2000, respectively.

The Company evaluates segment performance on segment operating earnings, which excludes the effect of net realized capital gains and losses, as adjusted, and non-recurring events and transactions. Net realized capital gains, as adjusted, are net of tax, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services, net realized capital gains credited to customers and certain market value adjustments to fee revenues. Segment operating revenues exclude net realized capital gains and their impact on recognition of front-end fee revenues. Segment operating earnings is determined by adjusting U.S. GAAP net income for net realized capital gains and losses, as adjusted, and non-recurring items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the consolidated financial performance, management believes the presentation of segment operating earnings

16. Segment Information — (Continued)

enhances the understanding of the Company's results of operations by highlighting earnings attributable to the normal, recurring operations of the business. However, segment operating earnings are not a substitute for net income determined in accordance with U.S. GAAP.

In 2001, the Company excluded $31.1 million of non-recurring items, net of tax, from net income for the presentation of operating earnings. The non-recurring items included (1) the negative effects of (a) expenses related to the demutualization; (b) a cumulative effect of change in accounting principle related to the implementation of SFAS 133; and (c) an increase to a loss contingency reserve for sales practices litigation; and (2) the positive effect of investment income generated from the proceeds of the IPO.

In 2000, the Company excluded $101.0 million of non-recurring items, net of tax, from net income for the presentation of operating earnings. The non-recurring items included the negative effects of (a) a loss contingency reserve established for sales practices litigation; and (b) expenses related to the development of a plan of demutualization.

The accounting policies of the segments are similar to those as described in Note 1, with the exception of capital allocation. The Company allocates capital to its segments based upon an internal capital model that allows management to more effectively manage the Company's capital.

16. Segment Information — (Continued)

The following table summarizes selected financial information by segment as of, or for the year ended, December 31 and reconciles segment totals to those reported in the consolidated financial statements (in millions):

	U.S. Asset Management and Accumulation	International Asset Management and Accumulation	Life and Health Insurance	Mortgage Banking	Corporate and Other	Consolidated
2001						
Revenues:						
Operating revenues	$ 3,800.0	$ 734.0	$ 3,946.4	$ 757.4	$ 100.8	$ 9,338.6
Net realized capital losses	(248.6)	(60.0)	(62.2)	—	(143.2)	(514.0)
Plus recognition of front-end fee revenues	1.5	—	—	—	—	1.5
Less capital gains distributed as market value adjustment	(14.9)	—	—	—	—	(14.9)
Plus investment income generated from IPO proceeds	—	—	—	—	6.3	6.3
Revenues	$ 3,538.0	$ 674.0	$ 3,884.2	$ 757.4	$ (36.1)	$ 8,817.5
Net income:						
Operating earnings (loss)	$ 353.8	$ (8.9)	$ 201.2	$ 126.7	$ 38.1	$ 710.9
Net realized capital losses, as adjusted	(164.7)	(29.2)	(33.8)	—	(93.3)	(321.0)
Non-recurring items	(10.8)	—	0.1	—	(20.4)	(31.1)
Net income (loss)	$ 178.3	$ (38.1)	$ 167.5	$ 126.7	$ (75.6)	$ 358.8
Assets	$68,543.8	$4,956.9	$10,776.2	$2,718.8	$1,354.8	$88,350.5
Other segment data:						
Revenues from external customers	$ 3,483.4	$ 672.8	$ 3,888.3	$ 757.4	$ 15.6	$ 8,817.5
Intersegment revenues	54.6	1.2	(4.1)	—	(51.7)	—
Interest expense	3.3	0.6	0.8	—	71.5	76.2
Income tax expense (benefit)	(6.3)	(37.8)	86.2	78.4	(41.5)	79.0
Amortization of goodwill and other intangibles	3.4	47.3	4.1	0.8	(0.9)	54.7

16. Segment Information — (Continued)

	U.S. Asset Management and Accumulation	International Asset Management and Accumulation	Life and Health Insurance	Mortgage Banking	Corporate and Other	Consolidated
2000						
Revenues:						
Operating revenues	$ 3,533.9	$ 630.7	$ 4,122.6	$ 359.8	$ 97.1	$ 8,744.1
Net realized capital gains (losses)	(53.8)	2.8	70.8	—	120.1	139.9
Plus recognition of front-end fee revenues	0.9	—	—	—	—	0.9
Revenues	$ 3,481.0	$ 633.5	$ 4,193.4	$ 359.8	$ 217.2	$ 8,884.9
Net income:						
Operating earnings (loss)	$ 356.6	$ (8.5)	$ 162.3	$ 50.0	$ 67.7	$ 628.1
Net realized capital gains (losses), as adjusted	(35.9)	1.4	47.3	—	80.3	93.1
Non-recurring items	—	—	—	—	(101.0)	(101.0)
Net income (loss)	$ 320.7	$ (7.1)	$ 209.6	$ 50.0	$ 47.0	$ 620.2
Assets	$65,795.9	$5,525.9	$10,569.0	$1,556.3	$ 957.8	$84,404.9
Other segment data:						
Revenues from external customers	$ 3,439.7	$ 632.4	$ 4,196.9	$ 359.8	$ 256.1	$ 8,884.9
Intersegment revenues	41.3	1.1	(3.5)	—	(38.9)	—
Interest expense	—	—	—	—	78.4	78.4
Income tax expense	102.0	6.1	104.7	27.0	0.5	240.3
Amortization of goodwill and other intangibles	1.0	47.9	7.7	0.8	(1.1)	56.3

16. Segment Information — (Continued)

	U.S. Asset Management and Accumulation	International Asset Management and Accumulation	Life and Health Insurance	Mortgage Banking	Corporate and Other	Consolidated
1999						
Revenues:						
Operating revenues	$ 3,472.6	$ 379.6	$ 3,985.5	$ 398.3	$ 61.9	$ 8,297.9
Net realized capital gains (losses)	(58.0)	8.7	16.0	—	437.8	404.5
Less recognition of front-end fee revenues	(1.0)	—	—	—	—	(1.0)
Revenues	$ 3,413.6	$ 388.3	$ 4,001.5	$ 398.3	$ 499.7	$ 8,701.4
Net income:						
Operating earnings (loss)	$ 356.6	$ (38.4)	$ 90.7	$ 56.8	$ 9.5	$ 475.2
Net realized capital gains (losses), as adjusted	(35.4)	7.7	10.1	—	284.5	266.9
Net income (loss)	$ 321.2	$ (30.7)	$ 100.8	$ 56.8	$ 294.0	$ 742.1
Assets	$65,096.4	$5,926.8	$10,070.8	$1,737.7	$1,121.5	$83,953.2
Other segment data:						
Revenues from external customers	$ 3,384.9	$ 388.3	$ 4,007.9	$ 398.3	$ 522.0	$ 8,701.4
Intersegment revenues	28.7	—	(6.4)	—	(22.3)	—
Interest expense	—	0.7	—	—	47.1	47.8
Income tax expense (benefit)	126.4	(3.2)	18.1	30.7	151.5	323.5
Amortization of goodwill and other intangibles	1.0	16.0	4.0	0.8	(1.6)	20.2

The Company operates in the U.S. and in selected markets internationally (including Australia, Chile, Brazil, New Zealand, Mexico, India, Japan, Argentina and Hong Kong). The following table summarizes selected financial information by geographic location as of or for the year ended December 31 (in millions):

	Revenues	Long-lived assets	Assets	Net income (loss)
2001				
U.S.	**$8,143.5**	**$ 554.3**	**$83,393.6**	**$396.9**
International	**674.0**	**1,192.3**	**4,956.9**	**(38.1)**
Total	**$8,817.5**	**$1,746.6**	**$88,350.5**	**$358.8**
2000				
U.S.	$8,251.4	$ 517.7	$78,879.0	$627.3
International	633.5	1,365.2	5,525.9	(7.1)
Total	$8,884.9	$1,882.9	$84,404.9	$620.2

16. Segment Information — (Continued)

	Revenues	Long-lived assets	Assets	Net income (loss)
1999				
U.S.	$8,313.1	$ 505.0	$78,026.4	$772.8
International	388.3	1,474.2	5,926.8	(30.7)
Total	$8,701.4	$1,979.2	$83,953.2	$742.1

Long-lived assets include property and equipment and goodwill and other intangibles.

The Company's operations are not materially dependent on one or a few customers, brokers or agents, and revenues, assets and operating earnings are attributed to geographic location based on the country of domicile the sales originate from.

17. Stock Compensation Plans

On May 21, 2001, the Company approved and adopted the Stock Incentive Plan, Board of Directors' Stock Plan ("Directors' Stock Plan") and Employee Stock Purchase Plan ("Stock Purchase Plan"). In addition, the Long Term Performance Plan was amended to utilize stock as an option for payment. The Plan of Conversion of Principal Mutual Holding Company for its demutualization restricts the ability to use stock as a form of payment for awards under the Long Term Performance Plan until at least six months following completion of the IPO.

Under the terms of the Stock Incentive Plan, grants may be non-qualified stock options, incentive stock options qualifying under Section 422 of the Internal Revenue Code, restricted stock, restricted stock units and stock appreciation rights. On November 26, 2001, a one-time, grant of non-qualified stock options was made under the Stock Incentive Plan to essentially all employees, including career agents who are statutory employees.

The Stock Incentive Plan has options exercisable at November 26, 2004. Total options granted under this plan amounted to 3.7 million options in 2001. Options outstanding under the Stock Incentive Plan were granted at a price equal to the market value of the Company's common stock on the date of grant, cliff-vest after a three-year period for employees still employed or under contract and expire ten years after the grant date.

The Directors' Stock Plan provides for the grant of nonqualified stock options, restricted stock, or restricted stock units to the Company's non-employee directors. The total number of shares to be issued under this plan may not exceed 500,000 shares. Options granted under the Directors' Stock Plan have an exercise price equal to the fair market value of the common stock on the date of the grant and a term equal to the earlier of three years from the date the participant ceases to provide service or the tenth anniversary of the date the option was granted. Options vest quarterly over a one-year period unless services to the Company cease, at which time, all vesting stops. There were no options, shares of restricted stock, or restricted stock units granted under this plan in 2001.

The Company also maintains its Long Term Performance Plan, which provides the opportunity for eligible executives to share in the success of Principal Financial Group, Inc., if specified minimum corporate performance objectives are achieved over a three-year period. In 2001, the Company recorded compensation expense of $13.7 million related to the plan.

The maximum number of shares of common stock the Company may issue under the Stock Incentive Plan, together with an excess plan (a non-qualified defined contribution retirement plan), the Directors Stock

17. Stock Compensation Plans — (Continued)

Plan, the Long Term Performance Plan and any new plan awarding our common stock, in the five years following the completion of the initial public offering, is 6% of the number of shares outstanding immediately following the completion of the IPO. As of December 31, 2001, a total of 21,648,355 shares are available to be made issuable by the Company for these plans.

Under the Company's Stock Purchase Plan, participating employees have the opportunity to purchase shares of the Company's common stock on a quarterly basis. The Stock Purchase Plan provides that eligible employees may contribute 10% of the employee's salary or a maximum of $10,000 to the plan during any year. Employees may purchase shares of the Company's common stock at a price equal to 85% of the share's fair market value as of the beginning or end of the quarter, whichever is lower. During 2001, employees purchased 320,406 shares under the Stock Purchase Plan at a price of 85% of the share's fair market value of $22.33 per share.

The maximum number of shares of common stock that the Company may issue under the Stock Purchase Plan is 2% of the number of shares outstanding immediately following the completion of the IPO. As of December 31, 2001, a total of 7,216,118 shares are available to be made issuable by the Company for this plan.

Pursuant to SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to account for its stock option and stock purchase plans under the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* and, accordingly, employee options and stock purchases were excluded from compensation expense. However, compensation expense has been recognized for stock option awards issued to career agents using the fair value method as prescribed in FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation — An Interpretation of APB Opinion No. 25.* Total compensation expense recognized in income was $13,570 for the period ended December 31, 2001.

Had compensation expense for the Company's stock option awards and employees' purchase rights been determined based upon fair values at the grant dates for awards under the plans in accordance with SFAS No. 123, the Company's income and earnings per share would have been reduced to the pro forma amounts indicated below. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

	Pro forma for the period October 26, 2001 through December 31, 2001	Pro forma (unaudited) for the year ended December 31, 2001(1)
	(in millions, except per share data)	
Net income (loss):		
As reported	$(29.1)	$358.8
Pro forma (unaudited)	(30.3)	357.5
Earnings per share:		
Basic:		
As reported	$(0.08)	$ 0.99
Pro forma (unaudited)	(0.08)	0.99
Diluted:		
As reported	$(0.08)	$ 0.99
Pro forma (unaudited)	(0.08)	0.99

(1) Calculation of weighted-average shares included in the December 31, 2001 pro forma disclosures are described in Note 18.

17. Stock Compensation Plans — (Continued)

The fair value per share of stock options granted during 2001 using the Black-Scholes option valuation model was $6.07. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate	3.7%
Expected volatility of common stock	37.5%
Dividend yield	1.12%
Expected life of options	3 years

The fair value of the employees' purchase rights, which represent a price equal to 15% of the share's fair market value under the Stock Purchase Plan, was $1.6 million.

The following is a summary of the status of all of the Company's stock option plans as of December 31, 2001, and related changes during the year then ended:

	Number of shares (in thousands)	Weighted-average exercise price
Options outstanding at January 1, 2001	—	$ —
Granted	3,671,000	22.33
Exercised	—	—
Cancelled	32,800	22.33
Options outstanding at December 31, 2001	3,638,200	22.33
Options exercisable at December 31, 2001	1,000	22.33

At December 31, 2001, the Company had 3.6 million stock options outstanding with a weighted-average remaining contractual life of 9.9 years and a weighted-average exercise price of $22.33.

18. Earnings Per Share

After the Company's IPO, SFAS No. 128, *Earnings per Share*, was adopted, which requires disclosure of basic and diluted earnings per share.

For purposes of the Company's unaudited basic and diluted pro forma earnings per share calculations for the period January 1, 2001 through October 25, 2001, the weighted-average number of shares outstanding was assumed to be 360.8 million shares. These shares represent 260.8 million shares issued to policyholders entitled to receive compensation in the demutualization and 100.0 million shares sold to investors in the IPO, prior to the underwriters' exercise of the over-allotment option. The shares issued to the policyholders include 56.2 million shares issued as policy credits and held in one of the Company's separate accounts.

18. Earnings Per Share — (Continued)

Reconciliations of weighted-average shares outstanding and net income (loss) for basic and diluted net income per share for the year ended December 31, 2001, and for the period October 26, 2001 through December 31, 2001, are presented below:

	Pro forma (unaudited) For the year ended December 31, 2001			For the period October 26, 2001 through December 31, 2001		
	Income	Weighted average shares	Per share amount	Loss	Weighted average shares	Per share amount
	(in millions)			(in millions)		
Basic earnings per share:						
Income (loss) before cumulative effect of accounting change	$369.5	362.4	$1.02	$(29.1)	369.5	$(0.08)
Dilutive effects:						
Stock options(1)	—	—	—	—	—	—
Diluted earnings per share	$369.5	362.4	$1.02	$(29.1)	369.5	$(0.08)

(1) The dilutive effect of the stock options did not meet specified reporting thresholds.

The calculation of diluted earnings per share for the year ended December 31, 2001 and for the period October 26, 2001 through December 31, 2001, excludes the incremental effect related to a treasury stock repurchase forward contract. This contract's inception price is in excess of the average volume weighted average price for purchases of the Company's stock during the period the contract has been outstanding, resulting in an anti-dilutive effect.

19. Subsequent Event

On February 1, 2002, the Company sold its remaining stake of 15.1 million shares in Coventry Health Care, Inc. common stock and a warrant, exercisable for approximately 3.1 million shares of Coventry common stock. Total estimated proceeds from the completion of this transaction are $325.2 million and the Company will recognize an estimated net realized capital gain of $183.1 million during the first quarter of 2002.

20. Quarterly Results of Operations (Unaudited)

The following is a summary of unaudited quarterly results of operations for 2001 and 2000:

	For the three months ended during 2001			
	March 31	June 30	September 30	December 31
	(in millions, except per share data)			
Premiums and other considerations	$1,064.2	$ 891.1	$1,255.0	$ 912.0
Net investment income	839.7	846.3	829.1	879.4
Net realized capital gains (losses)	(80.9)	(96.0)	(80.8)	(256.3)
Total revenue	2,236.0	2,084.7	2,456.5	2,040.3
Benefits, claims, and settlement expenses	1,391.9	1,247.3	1,597.3	1,245.6
Income before taxes and cumulative effect of accounting change	140.4	150.8	148.6	8.7
Cumulative effect of accounting change	(10.7)	—	—	—
Net income	105.3	119.1	115.8	18.6

20. **Quarterly Results of Operations (Unaudited) — (Continued)**

	For the three months ended during 2001			
	March 31	June 30	September 30	December 31
	(in millions, except per share data)			
Income before cumulative effect of accounting change per common share(1):				
Basic	N/A	N/A	N/A	$ 0.05
Diluted	N/A	N/A	N/A	0.05
Net income per common share(1):				
Basic	N/A	N/A	N/A	0.05
Diluted	N/A	N/A	N/A	0.05
Market price:				
High	N/A	N/A	N/A	24.75
Low	N/A	N/A	N/A	20.40
Close	N/A	N/A	N/A	24.00

(1) Fourth quarter 2001 earnings per share are on a pro forma basis as the Company's IPO did not close until October 26, 2001. See Note 1. Actual net income per common share for the period from October 26, 2001 through December 31, 2001, was $(0.08) for basic and diluted computations.

	For the three months ended during 2000			
	March 31	June 30	September 30	December 31
	(in millions, except per share data)			
Premiums and other considerations	$1,014.4	$ 978.3	$ 910.5	$1,093.2
Net investment income	789.5	768.6	777.9	836.3
Net realized capital gains (losses)	70.3	(38.8)	20.9	87.5
Total revenue	2,270.6	2,094.9	2,123.8	2,395.6
Benefits, claims, and settlement expenses	1,319.6	1,311.5	1,193.7	1,407.5
Income before taxes and cumulative effect of accounting change	282.4	68.2	229.1	280.8
Cumulative effect of accounting change	—	—	—	—
Net income	193.1	52.2	173.9	201.0
Income before cumulative effect of accounting change per common share:				
Basic	N/A	N/A	N/A	N/A
Diluted	N/A	N/A	N/A	N/A
Net income per common share:				
Basic	N/A	N/A	N/A	N/A
Diluted	N/A	N/A	N/A	N/A
Market price:				
High	N/A	N/A	N/A	N/A
Low	N/A	N/A	N/A	N/A
Close	N/A	N/A	N/A	N/A

The Principal Financial Group

Corporate Headquarters
711 High Street
Des Moines, Iowa 50392-0001
1-800-986-EDGE (3343)

The Principal Financial Group on the World Wide Web
The Principal home page, at www.principal.com, is your source for a vast array of information including company news releases, details on our product and service solutions and up to the minute information for shareholders and the investment community.

Shareholder Information
Exchange: New York Stock Exchange
Listed Security: PFG Common Stock

Annual Meeting
The first Annual Meeting of Shareholders will convene at 9:00 a.m. local time, May 20, 2002 in the Auditorium at the corporate headquarters of Principal Financial Group, Inc., 711 High Street, Des Moines, Iowa, 50392.

Contact Investor Relations
If you have a question for Investor Relations, please contact us as follows:
Investor Relations
The Principal Financial Group
711 High Street
S-006-E41
Des Moines, Iowa 50392-0420
Phone: 1-800-986-3343, Option 4
Fax: 515-235-1959
E-mail: investor-relations@principal.com

Transfer Agent
Principal Financial Group, Inc. shareholder inquiries should be addressed to our transfer agent, Mellon Investor Services, who can help with a variety of shareholder related services, including:

- Address changes
- Replacement of lost stock certificates
- Transfer of stock to another person
- Account statements
- Account balance inquiries
- Account profile
- Certificate history
- Issue certificates
- Sell shares

You can call or write to the transfer agent at:
Principal Financial Group, Inc.
Shareholder Services
c/o Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Phone: 1-866-781-1368
E-mail: shrrelations@melloninvestor.com

Registered shareholders can also access information about their Principal Financial Group, Inc. stock accounts via the internet using the Mellon Investor Services Investor ServiceDirect web site at www.melloninvestor.com. The Principal does not maintain or provide information directly to this site, makes no representations or warranties with respect to the information contained therein, and takes no responsibility for supplementing, correcting or updating any such information.


Principal
Financial
Group

DES MOINES, IOWA 50392-0001
1-800-986-EDGE (3343)
www.principal.com

EE 9038